Filed Pursuant to Rule 424(b)(3)
Registration No. 333-149677

PROSPCTUS
(Proposed holding company for Home Federal Savings and Loan Association)

Up to 1,840,000 Shares of Common Stock
(Anticipated Maximum)

Home Federal Bancorp, Inc. of Louisiana, a new Louisiana corporation, is offering up to 1,840,000 shares of its common stock to the public in connection with the conversion of Home Federal Mutual Holding Company of Louisiana from the mutual to the stock form of organization.  The shares being offered represent the ownership interest in Home Federal Bancorp, Inc. of Louisiana, a federal corporation, now owned by Home Federal Mutual Holding Company, its mutual holding company parent.  Home Federal Bancorp currently is the "mid-tier" holding company of Home Federal Savings and Loan Association.  The remaining ownership interest in Home Federal Bancorp is owned by the public and will be exchanged for shares of the new holding company's common stock.  If you are now a shareholder of Home Federal Bancorp and continue to be until the offering is completed, your shares will be canceled and exchanged for shares of the new holding company.  The number of shares you receive will be based on an exchange ratio that will depend upon the number of new shares we sell in our offering.  All shares of common stock being offered for sale will be sold at a price of $10.00 per share.

 Simultaneous with the completion of the conversion and offering, Home Federal Bancorp will acquire First Louisiana Bancshares, Inc. and will issue an aggregate of approximately 1,324,720 shares of common stock and pay approximately $8.8 million in cash to the shareholders of First Louisiana Bancshares.  At the midpoint of the offering range, former First Louisiana Bancshares shareholders will own approximately 34.3% of our outstanding shares of common stock.  Home Federal Bancorp will be renamed "First Louisiana Bancshares, Inc." after the conversion and offering and the merger have been completed and shares will be issued in that name.  If we do not complete the conversion and offering, the merger will not occur.

•
If you are a current or former depositor with a balance of at least $50 or certain borrower of Home Federal Savings and Loan as of the eligibility record dates, you may have priority rights to purchase shares in the subscription offering.

•
If you are a shareholder of Home Federal Bancorp on the date we complete the conversion and offering and the merger, your shares will be exchanged automatically for between 0.6369 and 0.86168 shares of the new holding company or up to 0.9909 shares in the event we increase the maximum of the offering range by 15%.

•
If you are not in one of the categories above, but are interested in purchasing shares of our common stock, you may be able to purchase shares in the community offering if shares remain available after priority orders are filled.

We are offering up to 1,840,000 shares of common stock for sale to the public on a best efforts basis, subject to certain conditions.  We must sell a minimum of 1,360,000 shares to complete the offering.  Under certain circumstances, however, we may include up to 204,000 shares issued in connection with the merger with First Louisiana Bancshares in order to meet the 1,360,000 share minimum requirement. If, as a result of regulatory considerations, demand for the shares or changes in market conditions, or the independent appraiser determines our market value has increased, we may sell up to 2,116,000 shares without giving you further notice or the opportunity to change or cancel your order.

The subscription offering will terminate at 12:00 noon, Central time, on June 27, 2008.  We may extend this expiration date without notice to you for up to 45 days, until August 11, 2008, unless the Office of Thrift Supervision approves a later date.  The minimum purchase is 25 shares.  Once submitted, your order is irrevocable unless we terminate or extend the offering beyond August 11, 2008.  If we extend the offering beyond August 11, 2008, subscribers will have the right to modify or rescind their purchase orders.

Funds received before completion of the offering will be maintained in a segregated account at Home Federal Savings and Loan, or at our discretion, at an independent insured depository institution.  In either case, we will pay interest on all funds received at a rate equal to Home Federal Savings and Loan's passbook rate.  If we do not sell the minimum number of shares or if we terminate the offering for any other reason, we will promptly return your funds with interest at Home Federal Savings and Loan's passbook rate.

Home Federal Bancorp's common stock is currently quoted on the OTC Bulletin Board under the Symbol "HFBL."  We have applied to have the common stock of the new holding company listed for trading on the Nasdaq Global Market under the symbol "FLBI."  We cannot assure you our common stock will be approved for listing on the Nasdaq Global Market.

Sandler O'Neill & Partners, L.P. will assist us in our selling efforts on a best efforts basis, but is not obligated to purchase any of the common stock that is being offered.  Purchasers will not pay any commission to purchase shares of common stock in the offering.

This investment involves a degree of risk, including the possible loss of principal.
Please read "Risk Factors" beginning on page 18.
OFFERING SUMMARY
Price per Share: $10.00
	Minimum	Maximum	Maximum, as Adjusted
Number of shares	1,360,000	1,840,000	2,116,000
Gross offering proceeds	$13,600,000	$18,400,000	$21,160,000
Estimated offering expenses (excluding selling agent fees)	950,000	950,000	950,000
Selling agent fees(1)	180,000	244,000	282,000
Estimated net proceeds	12,470,000	17,206,000	19,928,000
Estimated net proceeds per share	$9.17	$9.35	$9.42
____________________-
(1)
Assumes all shares are sold in the subscription and community offering and no shares are sold in the syndicated community offering or by assisting brokers in the subscription or community offering. For a description of Sandler O'Neill & Partners, L.P.'s and assisting brokers' compensation for the stock offering, see "The Conversion and Offering – Marketing Arrangements."

These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission, the Office of Thrift Supervision, nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

S a n d l e r  O' N e i l l  +  P a r t n e r s,  L.P.

The date of this prospectus is May 13, 2008

Home Federal Bancorp, Inc. of Louisiana
and First Louisiana Bancshares, Inc.
Office Locations

HOME FEDERAL
BANCORP, INC. OF LOUISIANA
Main Office:
624 Market Street, Shreveport, LA 71101
Branch Offices:
6363 Youree Drive, Shreveport, LA 71105
8990 Mansfield Road, Shreveport, LA 71118
First Louisiana
Main Office:
1350 East 70th Street, Shreveport, LA 71135
Branch Offices:
2790 Airline Drive, Bossier City, LA 71111
430 Travis Street, Shreveport, LA 71101
3500 Line Avenue, Shreveport, LA 71104
220
US 71
Bossier City
20
HF
Shreveport
HF
100
49
HF
Caddo Parish
Bossier Parish
LOUISIANA
Baton Rouge

i

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SUMMARY

This summary highlights material information from this document and may not contain all the information that is important to you.  To understand the conversion and offering and the merger fully, you should read this entire document carefully, including the consolidated financial statements and the notes to the consolidated financial statements included elsewhere herein.

Home Federal Bancorp, Inc. of Louisiana (new)

We have formed a new Louisiana corporation called Home Federal Bancorp, Inc. of Louisiana, which will be renamed "First Louisiana Bancshares, Inc." following completion of the conversion and offering and the merger.  The new holding company is conducting this stock offering in connection with the conversion of Home Federal Mutual Holding Company of Louisiana from the mutual to the stock form of organization.  The shares of common stock of the new holding company to be sold represent the 63.1% ownership interest in Home Federal Bancorp, the current mid-tier stock holding company, that is owned by Home Federal Mutual Holding Company.  The remaining 36.9% ownership interest is owned by shareholders other than Home Federal Mutual Holding Company, who are sometimes referred to as the "public shareholders", and will be exchanged for shares of the new holding company's common stock based on an exchange ratio of between 0.6369 and 0.8617.  The exchange ratio may be increased to as much as 0.9909 in the event the maximum of the offering range is increased by 15%.  The actual exchange ratio will be determined at the closing of the conversion and offering and will depend on the number of shares of Home Federal Bancorp's common stock sold in the stock offering.  Since the exchange ratio is less than one-for-one, unless the offering range is increased, the market value per share of the New Home Federal Bancorp shares received may be less than the per share market value of the existing Home Federal Bancorp common stock and the estimated pro forma stockholders' equity per share will be less.  The executive offices of Home Federal Bancorp, Inc. are located at 624 Market Street, Shreveport, Louisiana 71101, and its telephone number is (318) 222-1145.

The percentage of shares held by public shareholders upon completion of the mutual holding reorganization in January 2005 was 40%.  As a result of subsequent stock repurchases, the percentage has declined to 36.9% as of the date hereof.  Since the initial repurchase program initiated in January 2006, Home Federal Bancorp has repurchased 175,671 shares of common stock.

Home Federal Savings and Loan Association

Home Federal Savings and Loan Association is a federally chartered stock-form savings association originally organized in 1924.  The association reorganized into the mutual holding company format in January 2005.  Home Federal Savings and Loan's headquarters and main office and two full service branch offices are located in Shreveport, Louisiana and serve the Shreveport-Bossier City metropolitan area. Currently, Home Federal Savings and Loan's business primarily consists of attracting deposits from the general public and using those funds to invest in securities and originate loans.  Home Federal Savings and Loan's market area is Caddo Parrish, Louisiana, which includes the city of Shreveport, and neighboring communities in Bossier Parish, Louisiana.

Following the conversion and offering and the merger, we expect to grow Home Federal Savings and Loan's franchise through de novo branch offices and, if prudent opportunities become available, through acquisitions. We are acquiring First Louisiana Bancshares, Inc., also headquartered in Shreveport, Louisiana, in connection with the conversion and offering.  After the conversion and offering and completion of the merger, Home Federal Savings and Loan will change its name to "First Louisiana Bank" and will continue to be regulated by the Office of Thrift Supervision as its primary Federal banking regulator.  Following the merger, we expect to use First Louisiana Bank's main office, which is newer and larger than our current main office, as the main office for the combined company.  In addition to the main office, we will operate six branch offices following the merger, five of which will be located in Shreveport and one in Bossier City.

Home Federal Mutual Holding Company of Louisiana

Home Federal Mutual Holding Company of Louisiana currently is the mutual holding company parent of Home Federal Bancorp.  The principal business purpose of Home Federal Mutual Holding Company is its ownership of 63.1% of the outstanding shares of Home Federal Bancorp.  Home Federal Mutual Holding Company will no longer exist upon completion of the conversion and offering.

Home Federal Bancorp, Inc. of Louisiana (current mid-tier holding company)

Home Federal Bancorp, Inc. of Louisiana is a federally chartered corporation which currently is the mid-tier stock holding company for Home Federal Savings and Loan.  The common stock of Home Federal Bancorp is registered under the Securities Exchange Act of 1934, as amended, and is publicly quoted on the OTC Bulletin Board under the symbol "HFBL."  At the conclusion of the stock offering and the conversion of Home Federal Mutual Holding Company, Home Federal Bancorp, the federal corporation, will no longer exist.  The existing public shareholders of Home Federal Bancorp will have their shares converted into between 0.6369 and 0.8617 shares of the new holding company's common stock.  As of December 31, 2007, Home Federal Bancorp had total assets of $128.1 million and stockholders' equity of $30.4 million.

The following chart shows our current ownership structure which is commonly referred to as the "two-tier" mutual holding company structure:

Home Federal Mutual Holding Company of Louisiana	Public Shareholders
63.1% of the common stock		36.9% of the common stock
Home Federal Bancorp, Inc. of Louisiana (federal corporation)
100% of the common stock
Home Federal Savings and Loan Association

Following the conversion and offering and the merger, our ownership structure will be as follows:

Public Shareholders
100% of the common stock
Home Federal Bancorp, Inc. of Louisiana (Louisiana corporation) (to be renamed "First Louisiana Bancshares, Inc.")
100% of the common stock
Home Federal Savings and Loan Association (to be renamed "First Louisiana Bank")

The conversion and offering are commonly referred to as a "second-step" conversion.

We have several business strategies that are designed to further improve our long-term profitability and enhance our franchise.  These strategies include:

•	Acquiring First Louisiana Bank, a commercial bank competitor headquartered in our market area. Through the merger we expect to:

o	Diversify our loan portfolio by adding more commercial real estate and commercial business loans;

o	Strengthen our management by adding senior loan officers, including commercial lenders;

o	Diversify our products and services for a larger customer base and an enhanced competitive position;

o	Enhancing core earnings by acquiring First Louisiana Bank's lower cost transaction and savings accounts combined with higher yielding commercial real estate and business loans;

•
Continuing geographic expansion of our market presence by opening additional de novo branches  or through acquisitions (although we do not have any specific plans other than the acquisition of First Louisiana Bancshares); and

•	Strengthening our asset quality.

Acquisition of First Louisiana Bancshares

Simultaneous with the completion of the conversion and offering, the new holding company will acquire First Louisiana Bancshares and its wholly owned subsidiary, First Louisiana Bank.  First Louisiana Bank is a Louisiana-chartered commercial bank that operates out of four locations in the Shreveport-Bossier City metropolitan area.  In connection with the merger, the new holding company will issue an aggregate of approximately 1,324,720 shares of common stock and pay approximately $8.8 million in cash to the shareholders of First Louisiana Bancshares.  At the midpoint of the offering range, former First Louisiana Bancshares shareholders will own approximately 34.3% of the issued and outstanding shares of common stock of the new holding company.  Under certain circumstances, if existing options to acquire First Louisiana Bancshares common stock are exercised prior to closing, the number of shares issued in the acquisition could increase to 1,472,525 shares of common stock and the amount of the cash consideration increase to $9.8 million.

Completion of the merger is expected to increase Home Federal Savings and Loan's deposit base as well as expand and diversify its loan portfolio, and provide Home Federal Savings and Loan with greater access to customers in the greater Shreveport-Bossier City metropolitan area.  At December 31, 2007, First Louisiana Bancshares had total consolidated assets of $123.1 million, total loans of $85.4 million, total deposits of $92.8 million, total consolidated borrowings of $16.6 million and total stockholders' equity of $11.2 million.

We cannot complete the merger unless we have received the approval of the Office of Thrift Supervision, the approval, or waiver of approval, of the Federal Reserve Board and the approval of the Louisiana Office of Financial Institutions.  We made the necessary filings with the agencies and as of the date of this document, have received the approval of the Office of Thrift Supervision.  In addition, we cannot complete the merger unless both Home Federal Bancorp's and First Louisiana Bancshares' shareholders approve the merger agreement.

The merger will be completed immediately after completion of the conversion and offering.  Both the conversion and the merger are expected to occur on the same date.

Management

The board of directors of the new holding company currently is composed of the same nine individuals who serve on the boards of directors of Home Federal Bancorp, Home Federal Mutual Holding Company and Home Federal Savings and Loan.  The board of directors of the new holding company after the conversion and offering and the merger with First Louisiana Bancshares will consist of the nine current directors and the seven directors of First Louisiana Bancshares.  In addition, five directors of First Louisiana Bank will be added to the Board of Directors of Home Federal Savings and Loan.

The senior management of the new holding company currently consists of the current members of Home Federal Bancorp's senior management.  After the merger with First Louisiana Bancshares, the composition of our executive management will change.  We will appoint Daniel R. Herndon, our current President and Chief Executive Officer, as Chairman of the Board of the new holding company and Home Federal Savings and Loan and Chief Executive Officer of the new holding company.  We will appoint Ron C. Boudreaux, the current President of First Louisiana Bancshares, as the President and Chief Operating Officer of the new holding company, President and Chief Executive Officer of Home Federal Savings and Loan and Chairman of the Executive Committee of Home Federal Savings and Loan.  David L. Winkler, who is currently Chairman of the Board of First Louisiana Bancshares, will be appointed Vice Chairman of the Boards of Directors of Home Federal Savings and Loan and the new holding company.  In addition, Clyde D. Patterson, Home Federal Bancorp's Executive Vice President, will be appointed Executive Vice President and Chief Financial Officer of the new holding company and Executive Vice President and Chief Administrative Officer of Home Federal Savings and Loan.  For additional information, see "Management – Management of Home Federal Bancorp after the Merger."

The Offering

We are selling common stock which represents the 63.1% ownership interest in Home Federal Bancorp now owned by Home Federal Mutual Holding Company in the following order of priority.

FIRST:	Eligible account holders, who were depositors at Home Federal Savings and Loan with $50 or more on deposit as of September 30, 2006.

SECOND:	Home Federal Savings and Loan's employee stock ownership plan.

THIRD:	Supplemental eligible account holders, who were depositors at Home Federal Savings and Loan with $50 or more on deposit as of March 31, 2008.

FOURTH:
Other members, who were depositors at Home Federal Savings and Loan as of April 30, 2008 and borrowers of Home Federal Savings and Loan as of January 18, 2005 whose loans continued to be outstanding as of April 30, 2008.

We are selling between 1,360,000 and 1,840,000 shares of common stock, all at a price of $10.00 per share.  The number of shares to be sold may be increased to 2,116,000.  The actual number of shares we sell will depend on an independent appraisal performed by Feldman Financial Advisors, Inc., an independent appraisal firm.  We are also exchanging shares of Home Federal Bancorp, other than those held by Home Federal Mutual Holding Company, for shares of the newly formed Home Federal Bancorp, Inc. to be renamed "First Louisiana Bancshares, Inc." based on an exchange ratio of between 0.6369 and 0.8617.  The exchange ratio may be increased to as much as 0.9909 in the event the stock offering closes at the maximum, as adjusted, of the valuation range.  See "The Conversion and Offering – How We Determined the Price Per Share, the Offering Range and the Exchange Ratio" beginning at page 126.

The subscription offering will terminate at 12:00 noon, Central time, on June 27, 2008.  We may extend this expiration date without notice to you for up to 45 days, until August 11, 2008.  The minimum purchase is 25 shares.  Once submitted, your order is irrevocable unless we terminate or extend the offering beyond August 11, 2008.  We may request permission from the Office of Thrift Supervision to extend the offering beyond August 11, 2008.  If we extend the offering beyond August 11, 2008, we will be required to notify each subscriber and resolicit subscriptions.

We may cancel the conversion and offering at any time prior to the special meeting of members of Home Federal Mutual Holding Company to vote on the plan of conversion and reorganization and the special meeting of shareholders of Home Federal Bancorp to vote on the plan of conversion and reorganization and acquisition of First Louisiana Bancshares.  We may also cancel the conversion and offering after the special meetings with the concurrence of the Office of Thrift Supervision.  If we cancel the offering, orders for shares of common stock already submitted will be canceled and subscribers' funds will be returned with interest at Home Federal Savings and Loan's passbook rate.

Commencing concurrently with the subscription offering, we may also offer shares of common stock in a community offering.  In the community offering, natural persons who reside in Caddo Parish, Louisiana will have a preference followed by shareholders of Home Federal Bancorp as of May 16, 2008.  This part of the offering may terminate at any time without notice but no later than August 11, 2008.

Shares not sold in this subscription or community offering may be offered for sale in a syndicated community offering, which would be an offering to the general public on a best efforts basis by a syndicate of broker-dealers managed by Sandler O'Neill & Partners, L.P.  This part of the offering may terminate at any time without notice but no later than August 11, 2008.

You cannot transfer your subscription rights.  If you attempt to transfer your rights, you may lose the right to purchase shares and may be subject to criminal prosecution and/or other sanctions.  Adding non-depositors or non-borrowers will result in a loss of subscription rights.

We have the right to reject any orders for stock in the community offering and syndicated community offering either in whole or in part.  If your order is rejected in part, you cannot cancel the remainder of your order.  We have described the offering in greater detail beginning at page 117.

Purchase Price

The purchase price is $10.00 per share.  You will not pay a commission to buy any shares in the offering.

Reasons for the Conversion

We are pursuing the conversion for the following reasons:

•
The additional funds resulting from the offering will support continued growth and expansion, including providing the funding of the cash portion of the merger consideration for our merger with First Louisiana Bancshares, as well as provide enhanced lending capability.

•
We believe that our current mutual holding company structure has limited our opportunities to acquire other institutions because we cannot now issue stock in an acquisition in an amount that would cause Home Federal Mutual Holding Company to own less than a majority of the outstanding shares of Home Federal Bancorp.  The conversion will facilitate our ability to acquire other institutions, including First Louisiana Bank, by eliminating this requirement of majority ownership by our mutual holding company.

•	The conversion will increase the number of outstanding shares held by public shareholders and we expect our stock to have greater liquidity by being listed on the Nasdaq Global Market.

In view of Home Federal Bancorp's current operations and capital level and due to the significant additional capital that will be raised by Home Federal Bancorp in connection with the conversion of Home Federal Mutual Holding Company, Home Federal Mutual Holding Company and Home Federal Bancorp believe conducting the acquisition of First Louisiana Bancshares in connection with the conversion will result in an institution whose competitive position will be substantially improved upon conversion.  We believe that the acquisition of First Louisiana Bancshares will significantly expand and diversify our loan portfolio, improve our lending platform, add depth and strength to management and result in an institution which will be better able to offer the increasingly sophisticated and broad array of services that are necessary to meet the convenience and needs of Home Federal Saving and Loan's (including First Louisiana Bank’s customers as a result of the merger) customers.

Conditions to Completion of the Conversion

We cannot complete our conversion and related offering unless:

•	The plan of conversion and reorganization is approved by at least a majority of votes eligible to be cast by voting members of Home Federal Mutual Holding Company;

•	The plan of conversion and reorganization is approved by at least:

o	two-thirds of the outstanding shares of Home Federal Bancorp common stock; and

o	a majority of the outstanding shares of Home Federal Bancorp common stock, not including those shares held by Home Federal Mutual Holding Company;

•	We sell at least the minimum number of shares offered (which may include up to 204,000 shares issued to First Louisiana Bancshares shareholders as merger consideration);

•	We receive the final approval of the Office of Thrift Supervision to complete the conversion and offering and related transactions; and

•	We receive all requisite regulatory and shareholder approvals necessary to acquire First Louisiana Bancshares and all conditions to consummation of the acquisition are satisfied or waived.

Home Federal Mutual Holding Company intends to vote its 63.1% ownership interest in favor of the plan of conversion and reorganization.  In addition, as of May 16, 2008, directors and executive officers of Home Federal Bancorp and their associates owned 121,524 shares of Home Federal Bancorp, or 3.6 % of the outstanding shares, excluding shares that may be acquired pursuant to the exercise of stock options.  They intend to vote those shares in favor of the plan of conversion and reorganization and the merger.

Completion of the conversion and offering is not conditioned on completion of the merger with First Louisiana Bancshares.  Consequently, failure to complete the merger will result in the termination of the conversion and the offering.

Number of Shares to be Sold in the Offering

We are offering for sale between 1,360,000 and 1,840,000 shares of new Home Federal Bancorp common stock in this offering.  The amount of capital being raised is based on an appraisal of Home Federal Bancorp assuming completion of the merger with First Louisiana Bancshares.  Most of the terms of this offering are required by Office of Thrift Supervision regulations.  With regulatory approval, we may increase the number of shares to be issued to 2,116,000 shares without giving you further notice or the opportunity to change or cancel your order.  In considering whether to increase the offering size, the Office of Thrift Supervision will consider the level of subscriptions, the views of our independent appraiser, our financial condition and results of operations and changes in market conditions.

If we do not receive orders for at least 1,360,000 shares of common stock, then we may issue up to 204,000 unsubscribed shares to First Louisiana Bancshares shareholders as merger consideration, but only in order to complete the offering at the minimum of the offering range.  If 204,000 offering shares are so issued to First Louisiana Bancshares shareholders, the minimum number of shares that must be sold in the offering is 1,156,000.  If we receive orders for at least 1,360,000 shares of common stock, then the 204,000 shares of common stock to be issued to First Louisiana Bancshares shareholders will be in addition to the total shares issued in the offering.

How We Determined the Offering Range and the Exchange Ratio

The offering range and the exchange ratio are based on an independent appraisal by Feldman Financial Advisors, Inc., an appraisal firm experienced in appraisals of savings institutions. The pro forma market value is the estimated market value of our common stock assuming the sale of shares in this offering. Feldman Financial has indicated that in its opinion as of February 25, 2008, our common stocks estimated full market value was $38.6 million at the midpoint, inclusive of shares to be issued to First Louisiana Bancshares shareholders in connection with the merger.  In the offering, we are selling the number of shares representing the 63.1% of shares currently owned by Home Federal Mutual Holding Company.  Feldman Financial estimates that this results in an offering range between $13.6 million and $18.4 million, with a midpoint of $16.0 million.

In preparing its appraisal, Feldman Financial considered the information in this prospectus, including Home Federal Bancorp's and First Louisiana Bancshares' financial statements as well as the estimated financial impact of the proposed merger with First Louisiana Bancshares.  Feldman Financial also considered the following factors, among others:

•
Home Federal Bancorp's historical, present and projected operating results including, but not limited to, historical income statement information such as return on assets, return on equity, net interest margin trends, operating expense ratios, levels and sources of non-interest income, and levels of loan loss provisions;

•
Home Federal Bancorp's historical, present and projected financial condition including, but not limited to, historical balance sheet size, composition and growth trends, loan portfolio composition and trends, liability composition and trends, credit risk measures and trends, and interest rate risk measures and trends;

•
the economic, demographic and competitive characteristics of Home Federal Savings and Loan's primary market area including, but not limited to, employment by industry type, unemployment trends, size and growth of the population, trends in household and per capita income, deposit market share and largest competitors by deposit market share;

•
a comparative evaluation of the operating and financial statistics of Home Federal Savings and Loan with those of other similarly situated, publicly traded companies, which included a comparative analysis of balance sheet composition, income statement ratios, credit risk, interest rate risk and loan portfolio composition;

•
the estimated impact of the stock offering on Home Federal Bancorp's consolidated stockholders' equity and earning potential including, but not limited to, the estimated increase in consolidated equity resulting from the offering, the estimated increase in earnings resulting from the reinvestment of the net proceeds of the offering, the estimated impact on the consolidated equity and earnings resulting from adoption of the employee benefit plans and the effect of higher consolidated equity on Home Federal Bancorp's future operations; and

•	the trading market for securities of comparable institutions and general conditions in the market for such securities.

Two of the measures investors use to analyze whether a stock might be a good investment are the ratio of the offering price to the issuer's "book value" (or "tangible book value" when the issuer has intangible assets, such as goodwill, recorded on its balance sheet) and the ratio of the offering price to the issuer's annual net income.   Feldman Financial considered these ratios, among other factors, in preparing its appraisal.  Book value is the same as total stockholders' equity, and represents the difference between the issuer's assets and liabilities.  Feldman Financial's appraisal also incorporates an analysis of a peer group of publicly traded companies that Feldman Financial considered to be comparable to Home Federal Bancorp.

The following table presents a summary of selected pricing ratios for the peer group companies and for Home Federal Bancorp on a reported basis as utilized by Feldman Financial in its appraisal.  These ratios are based on earnings for the twelve months ended December 31, 2007 and book value as of December 31, 2007.  Compared to the average pricing ratios of the peer group, our stock at the maximum of the offering range, would be priced at a premium of 48.7% to the peer group on a price to earnings basis and a discount of 27.1% to the peer group on a price to book value basis and 9.2% on a price to tangible book value basis.  This means that, at the maximum of the offering range, a share of our common stock would be more expensive than the peer group based on an earnings per share basis and less expensive than the peer group based on a book value per share basis.  See "Additional Pro Forma Conversion Data" for the assumptions used to derive these pricing ratios.

	Price to Earnings Multiple		Price to Book Value Ratio	Price to Tangible Book Value Ratio
Home Federal Bancorp (pro forma)
Minimum, as adjusted (1)	38.5	x	60.0%	79.3%
Minimum	38.5		61.5	80.3
Midpoint	41.7		65.6	84.8
Maximum	45.5		69.5	88.9
Maximum, as adjusted	50.0		73.6	93.1

Peer group companies as of February 25, 2008
Average	30.6	x	95.4%	97.9%
Median	25.4		99.1	99.7

All publicly traded savings banks
Average	16.8	x	98.8%	114.9%
Median	15.9		96.7	104.1
____________________
(1)
If Home Federal Bancorp does not receive orders for at least 1,360,000 shares in the offering, then in Home Federal Bancorp's discretion, in order to issue the minimum number of shares necessary to complete the conversion and offering, up to 204,000 unsubscribed shares may be issued to shareholders of First Louisiana Bancshares as merger consideration.

Because of differences and important factors such as operating characteristics, location, financial performance, asset size, capital structure, and business prospects between Home Federal Bancorp and other fully converted institutions, you should not rely on these comparative valuation ratios as an indication as to whether or not the stock is an appropriate investment for you.  The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing the common stock.  Because the independent valuation is based on estimates and projections on a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing the common stock will be able to sell their shares at a price equal to or greater than the purchase price.  See "Risk Factors – The Market for the Stock of Financial Institutions Has Been Unusually Volatile Recently and Our Stock Price May Decline When Trading Commences" at page 22 and "Additional Pro Forma Conversion Data" at page 50 and "The Conversion and Offering – How We Determined the Price Per Share, the Offering Range and the Exchange Ratio" at page 126.

After-Market Performance Information

The following table presents for all "second-step" conversions that began trading from January 1, 2005 to February 25, 2008, the percentage change in the trading price from the initial offering price to the dates shown in the table.  The table also presents the average and median trading prices and percentage change in trading prices for the same dates.  This information relates to stock performance experienced by other companies that may have no similarities to us with regard to market capitalization, offering size, earnings quality and growth potential, among other factors.  Other than First Clover Leaf Financial Corp., none of the companies listed completed a conversion and offering simultaneously with a merger with another financial institution.

After-Market Trading Activity of Second-Step Offerings
Completed Closing Dates between January 1, 2005 and February 25, 2008

			Price to Tangible Book Value Ratio	Price Performance from Initial Offering Price
Issuer (Market/Symbol)	Closing Date	Gross Proceeds		1 Day	1 Week	1 Month	Through February 25, 2008
Exchange Listed:		(In millions)
Home Federal Bancorp, Inc. (Idaho) (Nasdaq: HOME)	12/20/07	$85.8	88.3%	(1.2)%	0.2%	3.0%	15.1%
United Financial Bancorp, Inc. (Nasdaq: UBNK)	12/04/07	82.1	80.5	3.0	4.5	7.7	18.3
Abington Bancorp, Inc. (Nasdaq: ABBC)	06/28/07	121.4	102.5	(4.0)	(3.1)	(4.8)	0.7
People's United Financial, Inc (Nasdaq: PBCT)	04/16/07	2,915.9	147.0	3.8	3.7	(0.1)	(14.0)
Osage Bancshares, Inc. (Nasdaq: OSBK)	01/18/07	21.7	103.3	(0.5)	0.0	(6.8)	(6.5)
Westfield Financial, Inc. (Nasdaq: WFD)	01/04/07	170.1	111.7	7.0	7.2	9.0	2.8
Citizens Community Bancorp, Inc. (Nasdaq: CZWI)	10/31/06	46.5	103.1	4.7	(1.0)	(2.5)	(9.0)
Liberty Bancorp, Inc. (Nasdaq: LBCP)	07/24/06	25.0	101.7	2.5	0.7	0.9	6.5
First Clover Leaf Financial Corp. (Nasdaq: FCLF)*	07/11/06	40.5	110.9	3.9	7.0	10.2	1.0
New England Bancshares, Inc. (Nasdaq: NEBS)	12/29/05	26.5	106.5	6.6	7.0	7.0	10.9
American Bancorp of New Jersey, Inc. (Nasdaq: ABNJ)	10/06/05	86.0	113.3	1.6	(2.0)	0.1	5.3
Hudson City Bancorp, Inc. (Nasdaq: HCBK)	06/07/05	3,337.4	122.1	9.6	10.7	15.5	63.6
First Federal of Northern Michigan Bancorp, Inc. (Nasdaq: FFNM)	04/01/05	14.7	94.3	(1.2)	(7.5)	(14.8)	(25.0)
Rome Bancorp, Inc. (Nasdaq: ROME)	03/30/05	52.7	106.3	3.2	(1.8)	(5.6)	17.4
OTC Bulletin Board:
North Penn Bancorp, Inc. (OTCBB: NPBP)	10/02/07	6.7	79.0	2.6	0.5	(0.5)	(15.0)
Monadnock Bancorp, Inc. (OTCBB: MNKB)	06/29/06	4.4	112.4	0.0	0.0	(13.8)	(22.5)
Average		439.8	105.2	2.6	1.6	0.3	3.1
Median		49.6	104.8	2.8	0.4	0.0	1.9
____________________
*      Transaction involved a simultaneous acquisition.

There can be no assurance that our stock price will trade similarly to these companies. There can also be no assurance that our stock price will not trade below $10.00 per share, particularly as the proceeds raised as a percentage or pro forma stockholders' equity may have a negative effect on our stock price performance.

The table is not intended to indicate how our common stock may perform.  Data represented in the table reflects a small number of transactions and is not necessarily indicative of general stock market performance trends or of price performance trends of companies that undergo "second-step" conversions.  Furthermore, this table presents only short-term price performance and may not be indicative of the longer term stock price performance of these companies.  There can be no assurance that our stock price will appreciate or that our stock price will not trade below $10.00 per share.  The movement of any particular company's stock price is subject to various factors, including, but not limited to, the amount of proceeds a company raises, the company's historical and anticipated operating results, the nature and quality of the company's assets, the company's market area and the quality of management and management's ability to deploy proceeds, such as through loans and investments, the acquisition of other financial institutions or other businesses, the payment of dividends and common stock repurchases.  In addition, stock prices may be affected by general market and economic conditions, the interest rate environment, the market for financial institutions and merger or takeover transactions and the presence of professional and other investors who purchase stock on speculation, as well as other unforeseeable events not in the control of management.  Before you make an investment decision, please carefully read this prospectus, including "Risk Factors" beginning on page 18.

Use of Proceeds from the Sale of New Home Federal Bancorp Common Stock

We will use the proceeds from the offering as follows:

Use of Proceeds	Amount, at minimum	Amount, at maximum	Percentage of net offering proceeds at maximum
	(Dollars in thousands)
Loan to employee stock ownership plan	$544	$736	4.3%
Repurchase of shares for recognition and retention plan	418	565	3.3%
Estimated offering expenses	1,130	1,194	6.9%
Investment in Home Federal Savings and Loan(1)	6,235	8,603	50.0%
Merger costs and restructuring charges(2)	1,063	1,063	6.2%
Proceeds remaining for general corporate purposes	4,210	6,239	36.3%
_______________________
(1)
Approximately $8.8 million of the funds contributed to Home Federal Savings and Loan will be used to fund the cash portion of the merger consideration for First Louisiana Bancshares.  Any difference between the $8.8 million and the cash proceeds contributed to Home Federal Savings and Loan from the offering will come from existing assets of Home Federal Savings and Loan.  Our offering includes a provision for an adjusted minimum that will allow the issuance to First Louisiana Bancshares shareholders of up to 204,000 unsubscribed offering shares as merger consideration.  This would reduce the net proceeds that we retain to $2.2 million.  See "How Our Net Proceeds Will Be Used."

(2)	Includes $345,000 and $718,000, respectively, of non-tax deductible merger costs and tax deductible merger costs.

Home Federal Bancorp may use the portion of the proceeds that it retains to, among other things, invest in securities, pay dividends to shareholders, repurchase shares of common stock (subject to regulatory restrictions), finance the possible acquisition of financial institutions or other businesses that are related to banking or for general corporate purposes.  It will also use a portion of the proceeds that it retains to make quarterly interest payments on the $4.1 million of junior subordinated debentures it will assume in the merger with First Louisiana Bancshares.  Such debentures bore interest at the rate of 6.79063% as of December 31, 2007, which rate adjusts based on the 3-month London Inter-bank Offer Rate plus 180 basis points.

All or substantially all of the proceeds to be contributed to Home Federal Savings and Loan will be used to fund the cash portion of the merger consideration.  Remaining funds, if any, will be available for general corporate purposes.  In addition, the increased capital resulting from the offering may allow Home Federal Savings and Loan to leverage its balance sheet by purchasing investment and mortgage-backed securities funded by advances from the Federal Home Loan Bank of Dallas.

The Amount of Home Federal Bancorp Common Stock You May Purchase

The minimum purchase is 25 shares.  Generally, you may purchase no more than $400,000 (40,000 shares) of common stock offered in any single purchase priority category.  The maximum amount of shares that a person together with any associates or group of persons acting in concert with such person may subscribe for or purchase in the offering is $1.0 million (100,000 shares) of common stock.  Your associates are the following persons:

•	relatives living in your house;

•	companies, trusts or other entities in which you have a controlling interest or hold a position; or

•	other persons who may be acting together with you.

In addition, the number of shares of Home Federal Bancorp common stock that you may purchase in the offering individually, and together with associates or persons acting in concert, plus any exchange shares and merger shares you and they receive, may not exceed 5% of the total shares of Home Federal Bancorp common stock to be issued and outstanding at the completion of the conversion and offering, provided, however, that you will not be required to divest any of your Home Federal Bancorp shares or be limited in the number of exchange shares you may receive or the number of shares you  may receive in connection with the merger with First Louisiana Bancshares if you are also a shareholder of such company.

We have the right to determine, in our sole discretion, whether subscribers are associates or acting in concert.  Persons having the same address or with accounts registered at the same address generally will be assumed to be associates or acting in concert.

We may decrease or increase the maximum purchase limitation without notifying you, with the concurrence of the Office of Thrift Supervision.  In the event the maximum purchase limitation is increased, persons who subscribed for the maximum will be notified and permitted to increase their subscription.  For additional information, see "The Conversion and Offering – Limitations on Common Stock Purchases" at page 130.

How to Order Shares in the Offering

If you want to place an order for shares in the offering, you must complete an original stock order form and send it to us, together with full payment.  The stock order form also includes an acknowledgement from you that before purchasing shares of our common stock, you received a copy of this prospectus and that you are aware of the risks involved in the investment, including those described under "Risk Factors" beginning on page 18.  We must receive your stock order form before the end of the subscription offering or the end of the community offering, as appropriate.  Once we receive your order, you cannot cancel or change it.

To ensure that we properly identify your subscription rights, you must list all of your deposit accounts as of the eligibility date on the stock order form. If you fail to do so, your subscription may be reduced or rejected if the offering is oversubscribed.  To preserve your purchase priority, you must register the shares only in the name or names of eligible purchasers at the applicable date of eligibility.  You may not add the names of others who were not eligible to purchase common stock in the offering on the applicable date of eligibility.

We may, in our sole discretion, reject orders received in the community offering or syndicated community offering, either in whole or in part.  In addition, we may reject an order submitted by a person who we believe is making false representations or who we believe is attempting to violate, evade or circumvent the terms and conditions of the plan of conversion and reorganization.  If your order is rejected in part, you cannot cancel the remainder of your order.

How Shares Can be Paid for

In the offering, subscribers may pay for shares only by:

•	cash (if delivered in person);

•	personal check, bank check or money order payable to Home Federal Bancorp, Inc.; or

•
authorizing Home Federal Savings and Loan to withdraw money from the subscriber's deposit account(s) maintained with Home Federal Savings and Loan (we will waive any applicable penalties for early withdrawals from certificate of deposit accounts).

We may, in our sole discretion, elect not to accept payment for shares of common stock by wired funds and there shall be no liability for failure to accept such payment.

We will pay interest on your subscription funds from the date we receive your funds at Home Federal Savings and Loan's passbook rate, except as otherwise described below, until the stock offering is completed or terminated.  All funds authorized for withdrawal from deposit accounts will earn interest at the applicable account rate earned on such accounts until the stock offering is completed or terminated.  If, as a result of a withdrawal from a certificate of deposit, the balance falls below the minimum balance requirement, the remaining funds will be transferred to a savings account and will earn interest at our passbook rate.  There will be no early withdrawal penalty for withdrawals from certificates of deposit at Home Federal Savings and Loan used to pay for stock.  Funds received in the subscription offering will be held in a segregated deposit account at Home Federal Savings and Loan established to hold funds received as payment for shares or, at our discretion, at an independent insured depository institution.

Owners of self-directed IRAs may use the assets of such IRAs to purchase shares of common stock in the subscription and community offerings, provided that such IRAs are not maintained at Home Federal Savings and Loan.  Persons with IRAs maintained at Home Federal Savings and Loan must have their accounts transferred to an unaffiliated institution or broker to purchase shares of common stock in the subscription and community offerings.  Any interested parties wishing to use IRA funds for stock purchases are advised to contact the stock information center for additional information and allow sufficient time for the account to be transferred as required.

Home Federal Savings and Loan is not permitted to lend funds (including funds drawn on a Home Federal Savings and Loan line of credit) to anyone for the purpose of purchasing shares of common stock in the offering.

Deadline for Orders of Common Stock

For those depositors and borrowers of Home Federal Savings and Loan with subscription rights who wish to purchase shares in the offering, a properly completed stock order form, together with full payment for the shares, must be received by Home Federal Savings and Loan no later than 12:00 noon, Central time, on June 27, 2008, unless we extend the deadline.  Subscribers may submit order forms by mail using the return envelope provided, by overnight courier to the indicated address on the order form, or by bringing their order forms to one of our full-service branch offices during regular business hours.  Once submitted, orders are irrevocable unless we terminate or extend the offering beyond August 11, 2008.

Termination of the Offering

In the event that there is a direct community offering in addition to the subscription offering, we anticipate that the direct community offering would expire not later than 45 days subsequent to the expiration of the subscription offering.  We may extend this expiration date without notice to you, until August 11, 2008, unless the Office of Thrift Supervision approves a later date.  If an extension beyond August 11, 2008 is granted, we will notify subscribers of the extension of time and subscribers will have the right to modify or rescind their subscriptions.  If we do not receive an affirmative response from a subscriber to any resolicitation, the subscriber's order will be rescinded and all funds received will be returned promptly with interest, or withdrawal authorizations will be cancelled.

Our Dividend Policy

Home Federal Bancorp has paid quarterly cash dividends since the third quarter of 2005.  For the quarter ended December 31, 2007, the cash dividend was $0.06 per share.  We intend to continue to pay quarterly cash dividends after we complete the conversion and offering and the merger.  We currently expect that the level of cash dividends per share after the conversion and offering and the merger will be substantially consistent with the current amount of dividends of $0.06 per share.  However, the dividend rate and the continued payment of dividends will depend on a number of factors, including our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations and general economic conditions. No assurance can be given that we will continue to pay dividends or that they will not be reduced or eliminated in the future.

Your Subscription Rights are Not Transferable

You may not transfer, assign or sell your subscription rights.  Any transfer of subscription rights is prohibited by law. If you exercise subscription rights, you will be required to certify that you are purchasing shares solely for your own account and that you have no agreement or understanding regarding the sale or transfer of shares.  We intend to pursue any and all legal and equitable remedies if we learn of the transfer of any subscription rights.  We will reject orders that we determine to involve the transfer of subscription rights.  Adding non-depositors or non-borrowers will result in a loss of subscription rights.

Benefits to Management from the Conversion and Offering

Our employees, officers and directors will benefit from the conversion and offering due to various stock-based benefit plans.

•	Full-time employees, including officers, will be participants in our existing employee stock ownership plan which will purchase additional shares of common stock in the offering;

•	Subsequent to completion of the conversion and offering, we intend to implement a:

o	new stock recognition and retention plan; and

o	new stock option plan

which will benefit our employees and directors.

•
Employee Stock Ownership Plan.  The employee stock ownership plan will provide retirement benefits to all eligible employees of Home Federal Savings and Loan.  The plan will purchase 4.0% of the new holding company's common stock sold in the offering, with the proceeds of a loan from the new holding company.  The term of the loan will be 15 years.  As the loan is repaid and shares are released from collateral, the shares will be allocated to the accounts of participants based on a participant's compensation as a percentage of total compensation of all plan participants.  Non-employee directors are not eligible to participate in the employee stock ownership plan.  We will incur additional compensation expense as a result of this plan.  See "Additional Pro Forma Conversion Data" for an illustration of the effects of this plan.

•
New Stock Option Plan and Stock Recognition and Retention Plan.  We intend to implement new stock option and stock recognition and retention plans no earlier than six months after the conversion and offering.  Under these plans, we may award stock options and shares of restricted stock to employees and directors.  Shares of restricted stock will be awarded at no cost to the recipient.  Stock options will be granted at an exercise price equal to 100% of the fair market value of our common stock on the option grant date.  We will incur additional compensation expense as a result of both plans.  See "Additional Pro Forma Conversion Data" for an illustration of the effects of these plans.  Under the new stock option plan, we may grant stock options in an amount up to 7.68% of the new holding company's common stock sold in the offering.  Under the new stock recognition and retention plan, we may award restricted stock in an amount equal to 3.07% of the new holding company's common stock sold in the offering.  The plans will comply with all applicable Office of Thrift Supervision regulations.  The new stock option plan and stock recognition and retention plan will supplement the existing 2005 Stock Option Plan and 2005 Recognition and Retention Plan of Home Federal Bancorp, which will continue as plans of the new holding company, following completion of the conversion and offering.

The following table presents the total value of all shares expected to be available for restricted stock awards under the new stock recognition and retention plan, based on a range of market prices from $8.00 per share to $14.00 per share.  Ultimately, the value of the grants will depend on the actual trading price of our common stock, which depends on numerous factors.

	Value of
Share Price	41,764 Shares Awarded at Minimum of Offering Range	49,135 Shares Awarded at Midpoint of Offering Range	56,505 Shares Awarded at Maximum of Offering Range	64,980 Shares Awarded at 15% Above Maximum of Offering Range
	(Dollars in thousands)
$8.00	$334	$393	$452	$520
10.00	418	491	565	650
12.00	501	590	678	780
14.00	585	688	791	910

The following table presents the total value of all stock options expected to be made available for grant under the new stock option plan, based on a range of market prices from $8.00 per share to $14.00 per share.  For purposes of this table, the value of the stock options was determined using the Black-Scholes option-pricing formula. See "Additional Pro Forma Conversion Data."  Ultimately, financial gains can be realized on a stock option only if the market price of the common stock increases above the price at which the option is granted.

		Value of
Per Share Exercise Price	Per Share Option Value	104,412 Options Granted at Minimum of Offering Range	122,837 Options Granted at Midpoint of Offering Range	141,263 Options Granted at Maximum of Offering Range	162,452 Options Granted at 15% Above Maximum of Offering Range
		(Dollars in thousands, except per share amounts)
$8.00	$2.00	$209	$246	$283	$325
10.00	2.50	261	307	353	406
12.00	3.00	313	369	424	487
14.00	3.50	365	430	494	569

The following table summarizes, at the minimum and the maximum of the offering range, the total number and value of the shares of common stock that the employee stock ownership plan expects to acquire and the total value of all restricted stock awards and stock option grants that are expected to be available under the anticipated new stock recognition and retention plan and stock option plan, respectively, based on shares sold at the offering.

	Number of Shares to be Granted or Purchased
	At Minimum of Offering Range	At Maximum of Offering Range	As a % of Common Stock to Be Sold in the Offering	Total Estimated Value of Grants At Minimum of Offering Range	Total Estimated Value of Grants At Maximum of Offering Range
				(Dollars in thousands)
Employee stock ownership plan(1)	54,400	73,600	4.00%	$544	$736
Recognition and retention plan awards(1)	41,764	56,505	3.07	418	565
Stock options(2)	104,412	141,263	7.68	261	353
Total	200,576	271,368	14.75%	$1,223	$1,654
_____________________
(1)	Assumes the value of the new holding company's common stock is $10.00 per share for purposes of determining the total estimated value of the grants.
(2)	Assumes the value of a stock option is $2.50, which was determined using the Black-Scholes option pricing formula. See "Additional Pro Forma Conversion Data."

Shareholders will experience a reduction or dilution of their ownership interest of approximately 4.6% if we use newly issued shares to fund the awards of stock options and restricted shares under the proposed new stock option and recognition and retention plans expected to be implemented after the conversion and offering and the merger, assuming the midpoint of the offering range (or taken individually, 3.3% for the new stock option plan and 1.3% for the new recognition and retention plan).  If any options previously granted under the 2005 Stock Option Plan are exercised during the first year following completion of the conversion and offering, they will be funded with newly issued shares as the Office of Thrift Supervision regulations do not permit us to repurchase our shares during the first year following the completion of this stock offering except to fund the restricted stock plan or under extraordinary circumstances.  We have been advised by the staff of the Office of Thrift Supervision that the exercise of outstanding options and cancellation of treasury shares in the conversion and offering will not constitute an extraordinary circumstance for purposes of satisfying an exception to the requirement.

The following table presents information regarding the existing employee stock ownership plan, options and restricted stock previously awarded under the 2005 Stock Option Plan and 2005 Recognition and Retention Plan, the employee stock ownership plan and the proposed new stock option plan and recognition and retention plan. The table also includes information regarding stock option plans of First Louisiana Bancshares being assumed in the merger. The table below assumes that 4,240,046 shares are outstanding after the conversion and offering and the merger, which includes the sale of 1,840,000 shares in the offering at the maximum of the offering range, the issuance of 1,075,326 shares of the new holding company's common stock in exchange for existing Home Federal Bancorp stock held by other than Home Federal Mutual Holding Company using an exchange ratio of 0.8617 (based on the maximum of than offering range) and the issuance of stat shares in the merger in exchange for shares of First Louisiana Bancshares common stock.  It is also assumed that the value of the stock is $10.00 per share.

Existing, New and Assumed Stock Benefit Plans	Participants	Shares(1)		Estimated Value		Percentage of Shares Issued in the Offering and Exchange	Percentage of Total Shares Outstanding including Shares Issued in the Merger
Employee Stock Ownership Plan:	All Employees	(Dollars in Thousands)
Shares purchased in 2005 mutual holding company reorganization		98,136	(2)	$981		3.4%	2.3%
Shares to be purchased in this offering		73,600		736		2.5%	1.7%
Total employee stock ownership plan shares		171,736		1,717		5.9%	4.0%
Recognition and Retention Plans:	Directors and Officers
2005 Recognition and Retention Plan		60,109	(3)	601		2.1%	1.4%
Proposed new recognition and retention plan		56,505	(4)	565		1.9%	1.3%
Total recognition and retention plan shares		116,614		1,166		4.0%	2.7%
Stock Option Plans:	Directors and Officers
2005 Stock Option Plan		150,271	(5)	270	(6)	5.2%	3.5%
Proposed new stock option plan		141,263		353	(7)	4.8%	3.3%
Total stock option plan shares		291,534		623		10.0%	6.8%
First Louisiana Bancshares Option Plans Assumed: (8)	Former Directors and Officers of First Louisiana
First Louisiana 1999 Stock Option Plan		124,989		176	(9)	N/A	2.9%
First Louisiana Directors’ Stock Option Plan		121,352		163	(9)	N/A	2.9%
Total assumed option plan shares		246,341		339		N/A	5.8%

Total stock benefit plans (including assumed plans)		826,225		$3,845		19.9%	19.3%

____________________
(1)
Shares purchased or awarded and options granted prior to the conversion and offering have been adjusted for the 0.8617 exchange ratio at the maximum of the offering range for shares of Home Federal Bancorp and the 2.8 exchange ratio for shares of First Louisiana Bancshares.

(2)
Approximately 9,813 (11,389 shares prior to adjustment for the exchange ratio) of these shares have been allocated to the accounts of participants.  The employee stock ownership plan purchased 8.0% (113,889 shares) of the shares issued to other than Home Federal Mutual Holding Company (1,423,583 shares) in the mutual holding company reorganization completed in January 2005.

(3)
Home Federal Bancorp reserved 69,756 shares (before applying exchange ratio) which reflected an amount equal to 4.0% of the shares that would have been issued to persons other than Home Federal Mutual Holding Company in the mutual holding company reorganization if Home Federal Bancorp had issued 49% (1,743,889 shares) of the total shares issued in the reorganization (3,558,958 shares) to minority shareholders rather than 40% actually issued to such persons (1,423,583 shares).  As of December 31, 2007, awards covering 29,471 (25,395 shares after adjustment for the exchange ratio) of the indicated 2005 Recognition and Retention Plan awards have vested, and the shares of Home Federal Bancorp common stock subject to these vested awards have been distributed.

(4)
The actual value of new recognition and retention plan awards will be determined based on their fair value as of the date grants are made.  For purposes of this table, fair value is assumed to be the same as the offering price of $10.00 per share.

(5)
Of this amount, no options have been exercised to date, and all previously granted options remain outstanding.  Home Federal Bancorp reserved 174,389 shares (before applying exchange ratio) under this plan which reflected 10.0% of the shares that would have been issued to persons other than Home Federal Mutual Holding Company in the mutual holding company reorganization if Home Federal Bancorp had issued 49% (1,743,889 shares) of the total shares issued in the reorganization (3,558,958 shares) to minority shareholders rather than the 40% actually issued to such persons (1,423,583 shares).  As of December 31, 2007, options covering 170,857 shares (before applying the exchange ratio) were issued and outstanding.

(6)
The weighted-average fair value of stock options under the 2005 Stock Option Plan has been estimated at $1.80 using the Black-Scholes option pricing model and assumes that all options have been granted and are outstanding.  Prior to the adjustment for exchange ratio, the 2005 Stock Option Plan covered 174,389 shares.  The weighted-average assumptions used for the options issued in 2005 under the 2005 Stock Option Plan were the following:  exercise price, $9.85; dividend yield, 2.0%; expected life, 10 years; expected volatility, 8.59%; and risk-free interest rate, 4.13%.

(7)
The fair value of stock options to be granted under the new stock option plan has been estimated at $2.50 per option using the Black-Scholes option pricing model with the following assumptions: exercise price, $10.00; trading price on date of grant, $10.00; dividend yield, 2.53%; expected life, 10 years; expected volatility, 21.30%; and risk-free interest rate, 4.04%.

(8)
Under the terms of the merger agreement, the existing options to purchase shares of First Louisiana Bancshares which remain outstanding as of the completion of the merger will be converted to options to purchase new holding company stock, with the number of shares subject to options and the exercise price per share adjusted to reflect the 2.8 exchange ratio.   The amounts in the table reflect the application of the exchange ratio.  No options have been exercised to date and all previously granted options remain outstanding.  No further options will be granted under such plans under the terms of the merger agreement and no options have been granted under such plans since the entry into the merger agreement as of December 11, 2007.  The plans will be frozen and we will not be able to issue any options under these plans subsequent to the completion of the merger.  The options granted under the stock plans are already or will be fully vested as of the completion of the merger.

(9)
The per share weighted average fair value of the 36,139 stock options granted during 1999 under the 1999 Stock Option Plan and 43,340 stock options granted under the Directors' Stock Option Plan was $3.77 on the date of grant using the Black-Scholes option pricing model with the following assumptions:  exercise price, $10.00, expected dividend yield, 0%, risk-free interest rate, 5.92%, and expected life, 8 years.  The per share weighted average fair value of the 500 stock options granted during 2002 was $2.64 on the date of grant using the Black-Scholes option pricing model with the following assumptions: exercise price, $12.50, expected dividend yield, 0%, risk-free interest rate, 4.08%, and expected life, 8 years.  The per share weighted average fair value of the 8,000 stock options granted during 2006 was $4.78 on the date of grant using the Black-Scholes option pricing model with the following assumptions:  exercise price, $12.75, expected dividend yield, 0%, risk-free interest rate, 5.00%, and expected life, 8 years.

As noted above, existing options granted under the 2005 Stock Option Plan as well as options that will be assumed under the two First Louisiana Bancshares plans will remain outstanding upon completion of the conversion and the merger, adjusted for the exchange ratio or the merger exchange ratio, respectively.  In the event that any stock options under the existing Home Federal Bancorp and the assumed stock option plans are exercised during the first year after completion of the conversion and merger, the shares issued upon exercise will be from authorized but unissued shares.  New Home Federal Bancorp will take steps to file a registration statement registering the shares issuable under the 2005 Stock Option Plan and the two First Louisiana Bancshares stock option plans within 10 business days of the completion of the conversion and the merger.

Employment Agreements.  In connection with the conversion and offering and the merger, the new holding company and Home Federal Savings and Loan will enter into new employment agreements with each of Daniel R. Herndon, the current President of Home Federal Bancorp and Home Federal Savings and Loan, and Ron C. Boudreaux, the current President of First Louisiana Bancshares and President and Chief Executive Officer of First Louisiana Bank, who will become the President and Chief Executive Officer of Home Federal Savings and Loan Association and President and Chief Operating Officer of the new holding company upon completion of the merger.  Such agreements will be entered into at the completion of the merger and will provide for severance benefits if the executives are terminated under various circumstances, including following a change in control of the new holding company or Home Federal Savings and Loan Association.

Market for Common Stock

Home Federal Bancorp's common stock is currently quoted on the OTC Bulletin Board under the symbol "HFBL."  We have applied to have the common stock of the new holding company listed for trading on the Nasdaq Global Market.  After the conversion and offering and the merger are completed, we expect the common stock to trade under the symbol "FLBI."

Federal and State Income Tax Consequences

We have received the opinions of Elias, Matz, Tiernan & Herrick L.L.P. and LaPorte Sehrt Romig & Hand, respectively, that under federal and Louisiana income tax law and regulation, the tax basis to the shareholders of the common stock purchased in the offering will be the amount paid for the common stock, and that the conversion will not be a taxable event for us. These opinions, however, are not binding on the Internal Revenue Service.  The full texts of the opinions are filed as exhibits to the Registration Statement of which this prospectus is a part, and copies may be obtained from the Securities and Exchange Commission.  See "Where You Can Find Additional Information."

Restrictions on the Acquisition of New Home Federal Bancorp and Home Federal Savings and Loan

Federal regulations, as well as provisions contained in the articles of incorporation and bylaws of the new holding company, contain certain restrictions on acquisitions of the new holding company or its capital stock.  These restrictions include the requirement that a potential acquirer of common stock obtain the prior approval of the Office of Thrift Supervision before acquiring in excess of 10% of the outstanding common stock.  Additionally, Office of Thrift Supervision approval would be required for the new holding company to be acquired within three years after the conversion and offering.

In addition, the new holding company's articles of incorporation and bylaws contain provisions that may discourage takeover attempts and prevent you from receiving a premium over the market price of your shares as part of a takeover.  These provisions include:

•	restrictions on the acquisition of more than 10% of our common stock and limitations on voting rights of shares held in excess of 10%;

•	staggered election of only approximately one-third of our board of directors each year;

•	the absence of cumulative voting by shareholders in the election of directors;

•	limitations on the ability of shareholders to call special meetings;

•	advance notice requirements for shareholder nominations and new business;

•	removal of directors without cause by a 75% vote of shareholders and with cause by a majority vote of all shareholders;

•	requirement of a 75% vote of shareholders for certain amendments to the bylaws and certain provisions of the articles of incorporation;

•	supermajority vote requirements for the approval of certain business combinations not approved by the board of directors; and

•	the right of the board of directors to issue shares of preferred or common stock without shareholder approval.

For further information, see "Restrictions on Acquisitions of New Home Federal Bancorp and Home Federal Savings and Loan and Related Anti-Takeover Provisions" beginning on page 142.

How You Can Obtain Additional Information

If you have questions regarding the offering or conversion, please contact our conversion center located at 624 Market Street, Shreveport, Louisiana 71101.  The phone number is (318) 674-2614. The conversion center's hours of operation are Monday through Friday from 10:00 a.m. to 4:00 p.m., Central time.  The conversion center will be closed weekends and bank holidays.

RISK FACTORS

You should consider carefully the following risk factors before purchasing Home Federal Bancorp common stock.

Risks Related to Our Business

Home Federal Bancorp's Success Depends in Part on the Success of the Merger

The merger with First Louisiana Bancshares will be Home Federal Bancorp's first merger.  The future growth and profitability of Home Federal Bancorp will depend, in part, on its ability to successfully complete the merger with First Louisiana Bancshares which will, in turn, depend on a number of factors, including:

•	Our ability to integrate First Louisiana Bank's branches into the current operations of Home Federal Savings and Loan;

•	Our ability to maintain customer relationships, particularly loan customers, and limit the outflow of deposits;

•
Our ability to control the non-interest expense resulting from the merger in a manner that enables it to improve its overall operating efficiencies, which merger related expenses to be recognized directly following the merger are expected to be approximately $1.1 million, pre-tax;

•	Our ability to combine two different corporate cultures; and

•	Our ability to retain and integrate the appropriate personnel and key employees of Home Federal Savings and Loan and First Louisiana Bank into our operations.

There can be no assurance that Home Federal Bancorp will be able to integrate First Louisiana Bank successfully, that it will be able to achieve results in the future similar to those achieved by Home Federal Savings and Loan in the past, or that it will be able to manage the growth resulting from the merger effectively.  See "Pro Forma Data" beginning on page 42.

Our Portfolio of Loans with a Higher Risk of Loss will Increase as a Result of the Merger

As a result of the merger with First Louisiana Bancshares, our portfolio of commercial, construction and consumer loans will increase significantly.  Furthermore, Home Federal Bancorp intends to emphasize such lending activities subsequent to completion of the conversion and offering and the merger.  These loans have a higher risk of default and loss than owner-occupied single-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the borrower, and for construction loans, the accuracy of the estimate of the property's value at completion of construction and the estimated cost of construction.  Such loans also typically involve larger loan balances to single borrowers or groups of related borrowers than single-family residential loans.  At December 31, 2007, First Louisiana Bancshares had total non-performing assets of $2.6 million which includes $2.3 million of other real estate owned. Other real estate owned consisted of five commercial real estate properties and two residential properties.  The pro forma amount of commercial real estate and multi-family and commercial business loans, giving effect to the merger, totals $76.3 million, or 67.2% of our total loan portfolio at December 31, 2007.  At the same time, on a pro forma basis, the percentage of the loan portfolio comprised of single-family residential mortgage loans would decrease. Our single-family residential mortgage loans amounted to $19.0 million, or 67.6% of our total loan portfolio at December 31, 2007 compared to pro forma amounts of $24.9 million or 21.9% at December 31, 2007.  Commercial real estate and business loans as well as construction loans generally have a higher risk of loss than single-family residential mortgage loans.

We Have a High Concentration of Loans Purchased from a Single Mortgage Loan Originator

A significant amount of our single-family residential loans are purchased from one mortgage loan originator located in Arkansas.  At December 31, 2007, we held $10.6 million of such loans which represented 55.8% of our single-family residential mortgage loans, 37.7% of our total loans and 8.3% of our total assets.  As of December 31, 2007, the average size and age of such loans was approximately $113,000 and four years, respectively.  These loans are secured by properties located primarily in predominantly rural areas of Louisiana, Arkansas and Texas.  The seller retains servicing rights with respect to the loans, which are originated at a fixed rate of interest and we receive an adjustable rate of interest tied to the Federal Housing Finance Board rate, adjusted semi-annually.  Under the terms of the loan agreements, the seller must repurchase the loans if they become more than 90 days delinquent.  We underwrite all the loans to our standards and monitor their performance.  We have not experienced any losses on the loans purchased through this originator since the relationship was developed more than 10 years ago. Although we have purchased loans from this lender for a substantial period of time, there are no assurances that we will be able to continue to do so in the future under the same terms or at the same volume or that the lender would be able to repurchase the loans if delinquencies occur.

Changes in Market Rates of Interest May Hurt Our Profitability

Market rates of interest have, until recently, risen from historically low levels. Many institutions, including Home Federal Savings and Loan, have experienced a narrowing or "compression" of their net interest spread, which is the difference between the weighted-average yield earned on interest-earning assets and the weighted-average rate paid on interest-bearing liabilities. Home Federal Savings and Loan's average interest spread was 1.7% for the six months ended December 31, 2007 compared to 1.9% for the six months ended December 31, 2006.  For the twelve months ended December 31, 2007 and 2006, First Louisiana Bank's average interest spread was 4.29% and 4.69%, respectively. Home Federal Savings and Loan's net interest margin, which is net interest income as a percentage of average interest-earning assets, was 2.6% for the six months ended December 31, 2007 compared to 2.8% for the six months ended December 31, 2006.  For the year ended December 31, 2007 and 2006, First Louisiana Bank's net interest margin was 5.07% and 5.43%, respectively.  In a period of rising interest rates, the interest income earned on our assets may not increase as rapidly as the interest expense paid on our liabilities.  In addition, increases in market rates of interest could adversely affect our net portfolio value.  As of December 31, 2007, in the event of an immediate and sustained 200 basis point increase in interest rates, Home Federal Savings and Loan's net portfolio value, which is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts, would decrease by $5.4 million or 19.1%.  Under the same circumstances, our net interest income would be expected to decrease by $74,000 or 4.8%.

Recently, the U.S. Federal Reserve decreased its target for the federal funds rate from 5.25% to 2.25%. However, while short-term rates (which we use as a guide to price our deposits) have decreased, longer term market interest rates (which we use as a guide to price our longer term loans) have not.  However, if longer term rates do decrease, such decrease may result in increased prepayments of loans and mortgage-related securities as borrowers refinance to reduce the cost of their borrowings.  Under these circumstances, we are subject to re-investment risk as we may have to re-deploy the proceeds resulting from such prepayments in assets bearing the then current lower yields, which might also negatively impact our income.

Competition for Core Deposits is Increasing

As a result of the rise in short term interest rates until recently, deposit customers have transferred significant amounts of their deposits from low-cost "core deposits" such as checking and savings accounts to certificates of deposit, also known as time deposits. For the six months ended December 31, 2007 core deposits comprised 15.6% of our total deposits.  At December 31, 2007, $65.5 million, or 80.8%, of our total deposits were certificates of deposit, and of that amount $10.9 million, or 16.7% of our total certificates of deposit, were "jumbo" certificates of $100,000 or more.  At December 31, 2007, $38.3 million or 41.3% of First Louisiana Bank's total deposits consisted of certificates of deposit, of which $28.2 million consisted of jumbo deposits.  Our balances of certificates of deposit have increased as a result of, among other factors, the increased rates now available on those products relative to other deposit products or other investments in the current interest rate environment.  The inflow of jumbo certificates of deposit and the retention of these deposits upon maturity are particularly sensitive to general interest rates and money market conditions, making "jumbo" certificates of deposits traditionally a more volatile source of funding than our checking, savings and money market deposit accounts.  As more customers invest in time deposits and as competition for low-cost core deposits increases, the average rate Home Federal Savings and Loan pays on its deposits will likely increase.  Despite recent decreases in market rates due to such competition for core deposits, Home Federal Savings and Loan's rates may not decrease to the same degree.  This will have the effect of narrowing our net interest spread and net interest margin, which could adversely affect our profitability. The average rate we paid on our interest-bearing deposits was 4.0% for the six months ended December 31, 2007 compared to 3.6% for the six months ended December 31, 2006.

Our Results of Operations Depend Significantly on Economic Conditions and Related Uncertainties

Banking is affected, directly and indirectly, by domestic and international economic and political conditions and by governmental monetary and fiscal policies.  Conditions such as inflation, recession, unemployment, volatile interest rates, real estate values, government monetary policy, international conflicts, the actions of terrorists and other factors beyond our control may adversely affect our results of operations.  Changes in interest rates, in particular, could adversely affect our net interest income and have a number of other adverse effects on our operations, as discussed in the first risk factor above.  Adverse economic conditions also could result in an increase in loan delinquencies, foreclosures and non-performing assets and a decrease in the value of the property or other collateral which secures our loans, all of which could adversely affect our results of operations.  We are particularly sensitive to changes in economic conditions and related uncertainties in Caddo and Bossier Parishes because both we and First Louisiana Bancshares derive substantially all of our loans, deposits and other business from these communities in northwestern Louisiana. Accordingly, we remain subject to the risks associated with prolonged declines in national or local economies.

Our Allowance for Losses on Loans May Not Be Adequate to Cover Probable Losses

We have established an allowance for loan losses based upon various assumptions and judgments about the collectibility of our loan portfolio which we believe is adequate to offset probable losses on our existing loans.  Since we must use assumptions regarding individual loans and the economy, our current allowance for loan losses may not be sufficient to cover actual loan losses, and increases in the allowance may become necessary in the future.  Any future declines in real estate market conditions, general economic conditions or changes in regulatory policies may require us to increase our allowance for loan losses, which would adversely affect our results of operations.  We may also need to significantly increase our provision for loan losses, particularly if one or more of our larger loans or credit relationships becomes delinquent.  In addition, federal regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize loan charge-offs.  Our allowance for loan losses amounted to 0.8% of total loans outstanding at December 31, 2007.  We had $19,000 of non-performing loans at December 31, 2007.  At the same date, First Louisiana Bank's allowance for loan losses amounted to 280.4% of non-performing loans and 1.0% of total loans outstanding.  At December 31, 2007, First Louisiana Bancshares had $317,000 of non-performing loans.

Our Loans are Concentrated to Borrowers in a Limited Geographic Area

At December 31, 2007, the preponderance of our total loans were to individuals and/or secured by properties located in northwestern Louisiana, eastern Texas and Arkansas.  Likewise, the preponderance of First Louisiana Bank's loans were to individuals or businesses and/or secured by properties located in the Shreveport-Bossier City metropolitan area.  Accordingly, the merger will not increase the geographical diversity of our operations.  We have relatively few loans outside of the foregoing areas.  As a result, we have a greater risk of loan defaults and losses in the event of an economic downturn in our market area as adverse economic changes may have a negative effect on the ability of our borrowers to make timely repayment of their loans.  Additionally, a decline in local property values could adversely affect the value of property used as collateral.  If we are required to liquidate a significant amount of collateral during a period of reduced real estate values to satisfy the debt, our earnings and capital could be adversely affected.

We Depend on the Services of Our Management Team

Our future success and profitability depend on the management and banking abilities of our senior executives, currently and after the merger.  We believe that our future results will also depend in part upon our ability to attract and retain highly skilled and qualified management including senior officers of First Louisiana Bancshares who will become officers of the new holding company as a result of the merger.  We are especially dependent on a limited number of key management personnel.  The loss of our chief executive officer, president or other senior executive officers could have a material adverse impact on our operations because other officers may not have the experience and expertise to readily replace these individuals.  Competition for such personnel is intense, and if we are not successful in attracting or retaining such personnel, our business would likely suffer.  Changes in key personnel and their responsibilities may be disruptive to our business and could have a material adverse effect on our business, financial condition and results of operations.

We are Subject to Extensive Regulation Which Could Adversely Affect Our Business and Operations

We are subject to extensive federal and state governmental supervision and regulation, which are intended primarily for the protection of depositors.  In addition, we are subject to changes in federal and state laws, as well as changes in regulations, governmental policies and accounting principles.  The effects of any such potential changes cannot be predicted but could adversely affect our business and operations in the future.

Significant Competition Within our Market Area May Limit our Growth and Profitability

Competition in the banking and financial services industry is significant.  In our market area, we compete with numerous commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere.

Risks Related to the Offering

Additional Expenses Following the Offering from New Equity Benefit Plans Will Adversely Affect Our Net Income

Following the offering, we will recognize additional annual employee compensation and benefit expenses stemming from options and shares granted to employees, directors and executives under new benefit plans.  These additional expenses will adversely affect our net income.  We cannot determine the actual amount of these new stock-related compensation and benefit expenses at this time because applicable accounting practices generally require that they be based on the fair market value of the options or shares of common stock at the date of the grant; however, we expect them to be significant.  We will recognize expenses for our employee stock ownership plan when shares are committed to be released to participants' accounts and will recognize expenses for restricted stock awards and stock options generally over the vesting period of awards made to recipients.  These benefit expenses in the first year following the offering have been estimated to be approximately $170,000 at the maximum of the offering range as set forth in the pro forma financial information under "Additional Pro Forma Conversion Data" assuming the $10.00 per share purchase price as fair market value.  Actual expenses, however, may be higher or lower, depending on the price of our common stock at that time.  For further discussion of these plans, see "Management – New Stock Benefit Plans."

Our Return on Equity May Be Low Which May Negatively Impact Our Stock Price

Return on equity, which equals net income divided by average equity, is a ratio used by many investors to compare the performance of a particular company with other companies.  Home Federal Bancorp's return on average equity was 1.7% and 2.2% for the six months ended December 31, 2007 and 2006, respectively.  These returns are lower than returns on equity for many comparable publicly traded financial institutions.  We expect our return on equity ratio will not increase substantially, due in part to our increased capital level upon completion of the offering and the merger.  Consequently, you should not expect a competitive return on equity in the near future.  Failure to attain a competitive return on equity ratio may make an investment in our common stock unattractive to some investors which might cause our common stock to trade at lower prices than comparable companies with higher returns on equity.  The net proceeds from the stock offering, which may be as much as $19.9 million, will significantly increase our stockholders' equity.  On a pro forma basis and based on net income for the six months ended December 31, 2007, our return on equity ratio, assuming shares are sold at the midpoint of the offering range, would be approximately 1.5%.  Based on trailing 12-month data for the most recent publicly available financial information as of December 31, 2007, the 12 companies comprising our peer group in the independent appraisal prepared by Feldman Financial and all publicly traded savings banks and associations had average ratios of returns on equity of 4.2% and 3.7%, respectively.

Home Federal Bancorp Will Have Broad Discretion in Allocating the Proceeds of the Offering

We intend to contribute approximately 50% of the net proceeds of the offering to Home Federal Savings and Loan, all or substantially all of which will be used to fund the cash portion of the merger consideration.  Home Federal Bancorp may use the portion of the proceeds that it retains to, among other things, invest in securities, pay cash dividends or repurchase shares of common stock, subject to regulatory restriction.  Any remaining portion of the net proceeds it retains will be used initially to purchase investment and mortgage-backed securities.  Home Federal Bancorp may also use the proceeds of the offering to diversify its business and acquire other companies, although we have no specific plans to do so at this time.  We have not allocated specific amounts of proceeds for any of these purposes, and we will have significant flexibility in determining how much of the net proceeds we apply to different uses and the timing of such applications.  There is a risk that we may fail to effectively use the net proceeds which could have a negative effect on our future profitability ratios.

Our New Stock Benefit Plans Will Be Dilutive

If the conversion and offering are completed and shareholders subsequently approve a stock recognition and retention plan and a stock option plan, we will allocate stock or make grants to our officers, employees and directors through these plans.  If the shares for the stock recognition and retention plan are issued from our authorized but unissued stock, the ownership percentage of outstanding shares of Home Federal Bancorp would be diluted by approximately 1.3%, assuming completion of the conversion and offering at the midpoint and completion of the merger.  However, it is our intention to purchase shares of our common stock in the open market to fund the stock recognition and retention plan.  Assuming the shares of our common stock to be awarded under the stock recognition and retention plan are purchased at a price equal to the offering price, $10.00 per share, the reduction to stockholders' equity from the stock recognition and retention plan would be between $418,000 and $650,000 at the minimum and the maximum, as adjusted, of the offering range.  The ownership percentage of Home Federal Bancorp shareholders would also decrease by approximately 3.3% if all potential stock options under our proposed stock option plan are exercised and are filled using shares issued from authorized but unissued stock, assuming the offering closes at the midpoint of the offering range.  On a combined basis, if authorized but unissued shares of our common stock was the source of shares for both the recognition and retention plan and the stock option plan, the interests of shareholders would be diluted by approximately 4.6%.  See "Additional Pro Forma Conversion Data" for data on the dilutive effect of the stock recognition and retention plan and the stock option plan after completion of the conversion and offering and the merger and "Management – New Stock Benefit Plans" for a description of the plans.  In addition, options covering 262,368 shares of either Home Federal Bancorp or First Louisiana Bancshares are outstanding as of the date hereof.  Assuming the offering is completed at the midpoint of the estimated valuation range and applying the merger exchange ratio to options to purchase First Louisiana Bancshares shares, options covering 377,011 shares of new holding company common stock will be outstanding after completion of the conversion and offering and the merger assuming none of First Louisiana Bancshares' options are exercised.

The Market for the Stock of Financial Institutions Has Been Unusually Volatile Recently and Our Stock Price May Decline When Trading Commences

If you purchase shares in the offering, there is a risk that you will not be able to sell them at or above the $10.00 purchase price.  The trading price of the common stock will be determined by the marketplace, and will be influenced by many factors outside of our control, including prevailing interest rates, investor perceptions, securities analyst research reports and general industry, geopolitical and economic conditions.  Publicly traded stocks, including stocks of financial institutions, have recently experienced substantial market price volatility.  These market fluctuations might not be related to the operating performance of particular companies whose shares are traded.  Furthermore, we may experience market fluctuations that are not directly related to our operating performance but are influenced by the market's perception of the state of the financial services industry in general and, in particular, the market's assessment of the credit quality conditions, including default and foreclosure rates in the industry.

Subscribers Who Purchase In the Offering Will Have Their Interests Diluted By the Issuance of Exchange Shares in the Merger

Upon completion of the merger, approximately 60% of the issued and outstanding shares of First Louisiana Bancshares common stock will be converted into shares of Home Federal Bancorp common stock at the rate of 2.8 shares of new holding company stock for each share of First Louisiana Bancshares or an aggregate of 1,472,525 shares assuming all outstanding First Louisiana Bancshares options have been exercised.  The issuance of the merger exchange shares will dilute the interests of purchasers in the conversion and offering by approximately 38.1% and 28.3% at the minimum and the maximum, as adjusted, respectively, of the offering range.

There May Be a Limited Market for Our Common Stock, Which May Adversely Affect Our Stock Price

Currently, shares of Home Federal Bancorp common stock are quoted on the OTC Bulletin Board.  Since Home Federal Bancorp common stock began trading in January 2005, trading in our shares has been relatively limited.  If an active trading market for our common stock does not develop following the conversion and offering when we expect to be listed on the Nasdaq Global Market, you may not be able to sell all of your shares of common stock in an efficient manner and the sale of a large number of shares at one time could temporarily depress the market price.  There also may be a wide spread between the bid and asked price for our common stock.  When there is a wide spread between the bid and asked price, the price at which you may be able to sell our common stock may be significantly lower than the price at which you could buy it at that time.

We Intend to Remain Independent Which May Mean You Will Not Receive a Premium for Your Common Stock

We intend to remain independent for the foreseeable future.  Pursuant to Office of Thrift Supervision regulations, the new holding company cannot be acquired within the first three years following the conversion and offering without prior approval of the Office of Thrift Supervision.  The Office of Thrift Supervision has a long-standing policy of not permitting institutions to enter into an acquisition transaction within three years following a conversion in order to ensure sufficient time for the company to prudently deploy the capital raised in the conversion.  Because we do not plan on seeking possible acquirors, it is unlikely that we will be acquired in the foreseeable future.  Accordingly, you should not purchase our common stock with any expectation that a takeover premium will be paid to you in the near term.

Our Stock Value May Suffer from Anti-Takeover Provisions In Our Corporate Documents, Federal Regulations and Louisiana Law that May Impede Potential Takeovers that Management Opposes

Provisions in our corporate documents, as well as certain federal regulations and Louisiana law, may make it difficult and expensive to pursue a tender offer, change in control or takeover attempt that our board of directors opposes.  As a result, our shareholders may not have an opportunity to participate in such a transaction, and the trading price of our stock may not rise to the level of other institutions that are more vulnerable to hostile takeovers.  Anti-takeover provisions contained in our corporate documents include:

•	restrictions on acquiring more than 10% of our common stock by any person and limitations on voting rights for positions of more than 10%;

•	the election of members of the board of directors to staggered three-year terms;

•	the absence of cumulative voting by shareholders in the election of directors;

•	provisions restricting the calling of special meetings of shareholders;

•	advance notice requirements for shareholder nominations and new business;

•	removal of directors without cause by a 75% vote of shareholders and with cause by a majority vote of all shareholders;

•	requirement of a 75% vote of shareholders for certain amendments to the bylaws and certain provisions of the articles of incorporation;

•	supermajority vote requirement for the approval of certain business combinations not approved by the board of directors; and

•	our ability to issue preferred stock and additional shares of common stock without shareholder approval.

For three years following the conversion and offering, Office of Thrift Supervision regulations prohibit any person from acquiring or offering to acquire more than 10% of the new holding company's common stock without the prior written approval of the Office of Thrift Supervision.  Accordingly, the range of potential acquirors for Home Federal Bancorp will be limited which will correspondingly reduce the likelihood that shareholders will be able to realize a gain on their investment through an acquisition of Home Federal Bancorp in the near term.

See "Restrictions on Acquisitions of New Home Federal Bancorp and Home Federal Savings and Loan and Related Anti-Takeover Provisions" for a description of anti-takeover provisions in our corporate documents, federal regulations and Louisiana law.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements, which can be identified by the use of words such as "would be," "will," "estimate," "project," "believe," "intend," "anticipate," "plan," "seek," "expect" and similar expressions.  These forward-looking statements include:

•	statements of goals, intentions and expectations;

•	statements regarding prospects and business strategy;

•	statements regarding asset quality and market risk; and

•	estimates of future costs, benefits and results.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the factors discussed under the heading "Risk Factors" beginning on page 18 that could affect the actual outcome of future events and the following factors:

•	general economic conditions, either nationally or in our market area, that are worse than expected;

•	changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments;

•	increased competitive pressures among financial services companies;

•	changes in consumer spending, borrowing and savings habits;

•	legislative or regulatory changes that adversely affect our business;

•	adverse changes in the securities markets;

•	our ability to grow and successfully manage such growth;

•	our ability to integrate successfully the operations of First Louisiana Bancshares;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Securities and Exchange Commission or the Financial Accounting Standards Board; and

•	our ability to successfully implement our branch expansion strategy, enter into new markets and/or expand product offerings successfully and take advantage of growth opportunities.

Any of the forward-looking statements that we make in this prospectus and in other public statements we make may turn out to be wrong because of inaccurate assumptions we might make, because of the factors illustrated above or because of other factors that we cannot foresee.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements and you should not rely on such statements.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF HOME FEDERAL BANCORP

Set forth below is selected consolidated financial and other data of Home Federal Bancorp.  You should read the consolidated financial statements and related notes contained at the end of this prospectus which provide more detailed information.  In the opinion of management, financial information as of December 31, 2007 and for the six months ended December 31, 2007 and 2006 reflect all adjustments, consisting of normal recurring accruals only, which are necessary to present fairly the results for such periods.

		At June 30,
(Dollars in thousands, except per share amounts)	At December 31, 2007	2007	2006	2005	2004	2003

Selected Financial and Other Data:	(unaudited)
Total assets	$128,084	$118,785	$114,000	$111,331	$95,663	$100,759
Cash and cash equivalents	14,958	3,972	4,930	9,292	4,342	9,471
Securities available for sale	81,163	83,752	83,694	75,760	64,254	52,959
Securities held to maturity	1,331	1,408	1,425	1,613	2,516	4,068
Loans receivable, net	28,751	26,689	20,866	23,645	22,786	33,219
Deposits	80,986	77,710	71,279	69,995	68,134	71,390
Federal Home Loan Bank advances	15,933	12,368	13,417	8,224	9,748	9,008
Stockholders' equity	30,441	27,812	28,539	32,431	17,309	19,149
Full service offices	3	3	3	3	3	3
	As of or For the Six Months
	Ended December 31,		As of or For the Year Ended June 30,
	2007	2006	2007	2006	2005	2004	2003
Selected Operating Data:	(unaudited)
Total interest income	$3,506	$3,211	$6,590	$5,664	$5,064	$5,154	$6,115
Total interest expense	1,967	1,634	3,448	2,433	2,030	2,163	2,710
Net interest income	1,539	1,577	3,142	3,231	3,034	2,991	3,405
Provision (reversal) for loan losses	--	--	1	--	--	--	(474)
Net interest income after provision for loan losses	1,539	1,577	3,141	3,231	3,034	2,991	3,879
Total non-interest income	120	151	240	145	387	321	216
Total non-interest expense	1,262	1,225	2,417	2,415	2,119	2,080	2,596
Income before income taxes	397	503	964	961	1,302	1,232	1,499
Income taxes	134	171	327	327	452	411	490
Net income	$263	$332	$637	$634	$850	$821	$1,010
Earnings per share of common stock:
Basic	$0.08	$0.10	$0.19	$0.19	$0.25	N/A	N/A
Diluted	$0.08	$0.10	$0.19	$0.19	$0.25	N/A	N/A
Selected Operating Ratios(1):
Average yield on interest-earning assets	5.81%	5.62%	5.69%	5.35%	5.09%	5.33%	6.09%
Average rate on interest-bearing liabilities	4.15	3.69	3.84	2.98	2.62	2.74	3.29
Average interest rate spread(2)	1.66	1.93	1.85	2.37	2.47	2.59	2.80
Net interest margin(2)	2.55	2.76	2.71	3.05	3.05	3.09	3.39
Average interest-earning assets to average interest-bearing liabilities	127.44	129.11	128.93	129.49	128.60	122.54	121.86
Net interest income after provision for loan losses to non- interest expense	121.95	128.76	129.95	133.82	143.18	143.80	149.42
Total non-interest expense to average assets	1.98	2.04	2.00	2.14	2.02	2.12	2.55
Efficiency ratio(3)	76.07	70.87	71.49	71.53	61.94	62.80	63.39
Return on average assets	.41	.55	.53	.56	.81	.84	.99
Return on average equity	1.67	2.18	2.13	2.10	3.17	4.40	5.48
Average equity to average assets	24.75	25.38	24.82	26.81	25.57	19.00	18.08
Dividend payout ratio	55.89	50.90	52.90	49.37	N/A	N/A	N/A
Asset Quality Ratios(4):
Non-performing loans as a percent of total loans receivable (5)	.07%	--%	.46%	--%	--%	--%	0.22%
Non-performing assets as a percent of total assets(5)	.04	--	.10	--	--	--	0.07
Allowance for loan losses as a percent of total loans receivable	.85	1.03	.92	1.11	.98	1.02	0.68
Net charge-offs to average loans receivable	--	--	--	--	--	--	--

Association Capital Ratios(4):
Tangible capital ratio	21.82%	22.05%	22.79%	23.48%	24.20%	19.45%	18.25%
Core capital ratio	21.82	22.05	22.79	23.48	24.20	19.45	18.25
Total capital ratio	79.67	83.74	80.63	87.78	91.56	71.21	61.94
__________________
(1)	With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods.
(2)
Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(3)	The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.
(4)	Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs to average loans receivable.
(5)
Non-performing assets consist of non-performing loans and real estate acquired through foreclosure at December 31, 2007 and 2006 and June 30, 2007, 2006, 2005, 2004 and 2003.  Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.  Home Federal Savings and Loan did not have any real estate owned or troubled debt restructurings at December 31, 2006 and June 30, 2007, 2006 2005, 2004 and 2003. At December 31, 2007, Home Federal had real estate acquired through foreclosure with a carrying value of $32,768.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF
FIRST LOUISIANA BANCSHARES

Set forth below is selected consolidated financial and other data of First Louisiana Bancshares.  You should read the consolidated financial statements and related notes of First Louisiana Bancshares contained at the end of this prospectus which provide more detailed information.

	December 31,
(Dollars in thousands, except per share amounts)	2007	2006	2005	2004	2003
Selected Financial Condition and Other Data:
Total assets	$123,092	$112,687	$109,951	$101,501	$90,001
Loans receivable, net	84,539	79,157	73,243	70,799	62,616
Cash, federal funds sold and other interest-bearing deposits	8,462	5,035	7,799	7,550	5,650
Investment securities	16,577	16,457	17,101	11,716	12,538
Deposits	92,811	86,682	85,020	74,390	63,116
Borrowings	12,446	9,087	13,872	17,823	17,837
Securities sold under agreements to repurchase	714	953	1,060	--	--
Subordinated debentures to First Louisiana Statutory Trust I	4,124	4,124	--	--	--
Stockholders' equity	11,237	10,335	9,158	8,737	8,700
Full service offices	3	3	3	3	3

	As of or For the Year Ended December 31,
Selected Operating Data:	2007	2006	2005	2004	2003

Interest income	$8,430	$7,587	$6,409	$5,172	$4,845
Interest expense	3,101	2,254	1,715	1,177	1,216
Net interest income	5,329	5,333	4,694	3,995	3,630
Provision for loan losses	703	983	1,040	1,270	479
Net interest income after provision for loan losses	4,626	4,351	3,653	2,725	3,151
Non-interest income	1,104	1,575	944	1,050	1,049
Non-interest expense	4,621	4,380	4,010	3,704	3,315
Income before income taxes	1,109	1,546	587	72	885
Income taxes	291	488	144	(45)	303
Net income	$818	$1,058	$443	$117	$582
Earnings per share of common stock:
Basic	$1.04	$1.35	$.57	$.15	$.76
Diluted	$.93	$1.22	$.52	$.14	$.69

Selected Operating Ratios(1);
Average yield on interest-earning assets	8.03%	7.73%	7.06%	6.56%	6.89%
Average rate on interest-bearing liabilities	3.73	3.03	2.38	1.82	2.12
Average interest rate spread(2)	4.29	4.69	4.68	4.74	4.77
Net interest margin(2)	5.07	5.43	5.17	5.06	5.16
Average interest-earning assets to average interest-bearing liabilities	126.49	132.14	125.86	121.72	122.77
Net interest income after provision for loan losses to non-interest expense	100.11	99.34	91.10	73.57	95.05
Total non-interest expense to average assets	3.88	3.93	3.80	4.01	3.95
Efficiency ratio(3)	71.83	63.40	71.12	73.42	70.85
Return on average assets	.69	.95	.42	.13	.69
Return on average equity	7.51	10.71	4.95	1.33	6.93
Average equity to average assets	9.16	8.87	8.49	9.52	9.99

Asset Quality Ratios(4):
Non-performing loans as a percent of total loans receivable(5)	.37%	2.67%	1.68%	1.10%	4.37%
Non-performing assets as a percent of total assets (5)	2.13	2.90	1.62	2.18	3.46
Allowance for loan losses as a percent of total loans receivable(5)	1.04	1.32	1.41	1.07	1.17
Net charge-offs to average loans receivable	1.02	1.24	1.04	1.90	.52

Bank Capital Ratios(4)
Tangible capital ratio	12.86%	13.00%	12.24%	11.42%	13.20%
Core capital ratio	12.86	13.00	12.24	11.42	13.20
Total capital ratio	13.72	14.11	13.39	12.30	14.20
________________
(1)	With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods.
(2)
Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(3)	The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.
(4)	Ratios are for First Louisiana Bank. Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs to average loans receivable.
(5)
Non-performing assets consist of non-performing loans and other real estate owned at December 31, 2007, 2006, 2005, 2004 and 2003.  Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.  First Louisiana Bank had other real estate owned at December 31, 2007, 2006, 2005, 2004 or 2003 of $2.3 million, $1.1 million, $528,000, $1.4 million and $348,000, respectively.

SUMMARY SELECTED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL DATA

The following table shows selected financial information on a pro forma condensed consolidated basis giving effect to the merger and the stock offering assuming the offering is completed at the maximum, as adjusted, of the offering range based on the assumptions set forth below.  The pro forma unaudited consolidated financial statements give effect to the merger as if this transaction had become effective at the end of each of the periods presented, in the case of balance sheet information, and at the beginning of each of the periods presented, in the case of income statement information.

We anticipate that the merger will provide the combined company with financial benefits that include, on a combined basis, operating expenses that would be less than the institutions operating independently and the opportunity to earn more revenue.  The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect these benefits and, accordingly, does not attempt to predict or suggest future results.  It also does not necessarily reflect what the historical results of the combined company would have been had our companies and financial institutions been combined as of the date and during the period presented.

You should read this summary pro forma information in conjunction with the information under "Pro Forma Data."

December 31, 2007
Pro Forma Combined Financial Condition Data:	(Dollars in thousands)
Total assets	$272,812
Cash and cash equivalents	32,058
Securities available for sale	96,612
Securities held to maturity	2,459
Loans receivable, net	112,916
Deposits	173,900
Federal Home Loan Bank advances	29,241
Other borrowed funds	3,644
Stockholders' equity	63,543
Full service offices	6

	Six Months Ended December 31, 2007	Year Ended June 30, 2007
Pro Forma Combined Operating Data:	(In thousands)
Interest income	$7,952	$14,677
Interest expense	(3,681)	(6,150)
Net interest income	4,272	8,526
Provision for loan losses	(368)	(1,002)
Net interest income after provision for loan losses	3,904	7,524
Other income	676	1,749
Non-interest expense	(3,831)	(7,165)
Income before income taxes	749	2,109
Income taxes	(235)	(579)
Net income	$514	$1,530

RECENT DEVELOPMENTS OF HOME FEDERAL BANCORP

The following tables contain certain information concerning the financial position and results of operations of Home Federal Bancorp at and for the three and nine months ended March 31, 2008 as well as the prior comparable periods.  You should read this information in conjunction with the audited financial statements included in this document.  The financial information as of and for the three and nine months ended March 31, 2008 and 2007 are unaudited and are derived from our interim condensed consolidated financial statements.  The balance sheet data as of June 30, 2007 is derived from Home Federal Bancorp’s audited consolidated financial statements.  In the opinion of management, financial information at March 31, 2008 and for the three and nine months ended March 31, 2008 and 2007 reflect all adjustments, consisting only of normal recurring accruals, which are necessary to present fairly the results for such periods.  Results for the three and nine-month periods ended March 31, 2008 may not be indicative of the operations of Home Federal Bancorp for the fiscal year ending June 30, 2008.

(Dollars in thousands, except per share amounts)	At March 31, 2008	At June 30, 2007
Selected Financial and Other Data:	(unaudited)
Total assets	$138,652	$118,785
Cash and cash equivalents	5,645	3,972
Securities available for sale	100,355	83,752
Securities held to maturity	1,702	1,408
Loans receivable, net	29,191	26,689
Deposits	79,342	77,710
Federal Home Loan Bank advances	27,132	12,368
Total stockholders' equity	31,275	27,812
Full service offices	3	3

	As of or For the Three Months Ended March 31,		As of or For the Nine Months Ended March 31,
	2008	2007	2008	2007
Selected Operating Data:	(unaudited)		(unaudited)
Total interest income	$1,716	$1,689	$5,222	$4,899
Total interest expense	1,007	897	2,974	2,531
Net interest income	709	792	2,248	2,368
Provision for loan losses	-	-	-	-
Net interest income after provision for loan losses	709	792	2,248	2,368
Total non-interest income	63	77	183	228
Total non-interest expense	602	590	1,864	1,814
Income before income taxes	170	279	567	782
Income taxes	58	95	192	266
Net income	$112	$184	$375	$516
Earnings per share of common stock:
Basic	$0.03	$0.05	$0.12	$0.15
Diluted	$0.03	$0.05	$0.12	$0.15
Selected Operating Ratios(1):
Average yield on interest-earning assets	5.17%	5.68%	5.49%	5.63%
Average rate on interest-bearing liabilities	4.02	3.92	4.10	3.79
Average interest rate spread(2)	1.15	1.76	1.38	1.85
Net interest margin(2)	2.14	2.66	2.36	2.72
Average interest-earning assets to average interest-bearing liabilities	132.40	129.90	131.29	130.11
Net interest income after provision for loan losses to non- interest expense	117.68	134.25	120.57	130.53
Total non-interest expense to average assets	1.80	1.96	1.95	2.08
Efficiency ratio(3)	78.04	67.86	76.69	69.87
Return on average assets	0.33	0.61	0.39	0.59
Return on average equity	1.48	2.42	1.72	2.32
Average equity to average assets	22.52	25.34	22.68	25.52
Dividend payout ratio	47.14	45.69	53.42	49.04

Asset Quality Ratios(4):
Non-performing loans as a percent of total loans receivable(5)	0.06%	%	0.06%	%
Non-performing assets as a percent of total assets(5)	0.04		0.04
Allowance for loan losses as a percent of total loans receivable	0.81		0.81	0.90
Net charge-offs to average loans receivable

Association Capital Ratios(4):
Tangible capital ratio	20.40%	22.29%	20.40%	22.29%
Core capital ratio	20.40	22.29	20.40	22.29
Total capital ratio	75.41	81.67	75.41	81.67

___________________
(1)	With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods.
(2)
Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(3)	The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.
(4)	Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs to average loans receivable.
(5)
Non-performing assets consist of non-performing loans and real estate acquired through foreclosure at March 31, 2008 and 2007 and June 30, 2007.  Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.  Home Federal Savings and Loan did not have any troubled debt restructurings at March 31, 2008 and June 30, 2007 and did not have any real estate owned at June 30, 2007. At March 31, 2008, Home Federal Savings and Loan had real estate acquired through foreclosure with a carrying value of $33,000.

Comparison of Financial Condition at March 31, 2008 and June 30, 2007

At March 31, 2008, total assets amounted to $138.7 million compared to $118.8 million at June 30, 2007, an increase of approximately $19.9 million, or 16.8%.  This increase was primarily due to an increase in cash and cash equivalents of $1.6 million, or 40.0%, and an increase in loans receivable of $2.5 million, or 9.4% and an increase in investment securities of $16.9 million or 19.8%.  These increases were partially offset by a decrease in Home Federal Bancorp’s deferred tax asset of $1.5 million.

The increase in cash and cash equivalents was due primarily to proceeds received through deposits, principal payments on securities and advances from the Federal Home Loan Bank of Dallas.  The increase in loans receivable was primarily due to the purchase of first mortgage loans originated by another mortgage loan company.  The increase in investment securities was primarily due to an increase in the market value of securities available for sale and the purchase of new securities with funds generated primarily from Federal Home Loan Bank borrowings.

Home Federal Bancorp’s total liabilities amounted to $107.4 million at March 31, 2008, an increase of approximately $16.4 million, or 18.0%, compared to total liabilities of $91.0 million at June 30, 2007. The primary reason for the increase in liabilities was due to the $1.6 million, or 2.1%, increase of customers’ deposits due to normal deposits inflow, and a $14.7 million, or 118.5%, increase in advances from the Federal Home Loan Bank.

Stockholders’ equity increased $3.5 million, or 12.6%, to $31.3 million at March 31, 2008 compared to $27.8 million at June 30, 2007.  This increase was primarily the result of the change in Home Federal Bancorp’s Accumulated Other Comprehensive Loss associated with securities available-for-sale of $3.1 million, the recognition of net income of $375,000 for the nine months ended March 31, 2008, and the distribution of shares associated with Home Federal Bancorp’s 2005 Recognition and Retention Plan of $156,000.  These increases were offset by dividends of $199,000 paid during the nine months ended March 31, 2008, and the acquisition of treasury shares of $38,000.

Comparison of our Operating Results for the Three and Nine Months Ended March 31, 2008 and 2007

Net income amounted to $112,000 for the three months ended March 31, 2008 compared to $184,000 for the same period in 2007, a decrease of $72,000, or 39.1%.  The decrease was primarily due to decreases in net interest income and non-interest income, and an increase in non-interest expense.  These were partially offset by a decrease in income tax expense.

For the nine months ended March 31, 2008, net income amounted to $375,000, compared to $516,000 for the same period in 2007, a decrease of $141,000, or 27.3%.  The decrease was primarily due to decreases in net interest income and non-interest income, and an increase in non-interest expense.  These were partially offset by a decrease in income tax expense.

Net interest income for the three months ended March 31, 2008 was $709,000, a decrease of $82,000, or 10.4%, in comparison to the three months ended March 31, 2007. This decrease was due primarily to the increase in Home Federal Bancorp’s cost of funds, partially offset by an increase in total interest income.

Net interest income for the nine months ended March 31, 2008, was $2.3 million, a decrease of $120,000, or 5.1%, in comparison to the nine months ended March 31, 2007.  This decrease was due primarily to the increase in interest expense incurred on deposit accounts and advances from the Federal Home Loan Bank, partially offset by an increase in total interest income.

Home Federal Bancorp’s average interest rate spread was 1.15% and 1.38% for the three and nine months ended March 31, 2008, compared to 1.76% and 1.85% for the three and nine months ended March 31, 2007.  Home Federal Bancorp’s net interest margin was 2.14% and 2.36% for the three and nine months ended March 31, 2008, compared to 2.66% and 2.72% for the three and nine months ended March 31, 2007.  The decrease in net interest income and net interest margin is attributable primarily to the increase in interest expense on interest-bearing liabilities and average cost associated with deposits and advances from the Federal Home Loan Bank.

Based on an analysis of historical experience, the volume and type of lending conducted by Home Federal Savings and Loan, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to Home Federal Savings and Loan’s market area and other factors related to the collectibility of Home Federal Savings and Loan’s loan portfolio, no provisions for loan losses were made during the three and nine months ended March 31, 2008 or 2007.  Home Federal Savings and Loan’s allowance for loan losses was $235,000, or 0.81% of total loans, at March 31, 2008 compared to $235,000, or 0.9% of total loans at March 31, 2007.  At March 31, 2008, Home Federal Savings and Loan had non-performing loans of $19,000 and other non-performing assets of $33,000.  Home Federal Savings and Loan did not have any non-performing loans at March 31, 2007.  There can be no assurance that the loan loss allowance will be sufficient to cover losses on non-performing assets in the future.

Total non-interest income amounted to $63,000 for the three months ended March 31, 2008, compared to $77,000 for the same period in 2007.  The decrease was primarily due to a decrease of $12,000 in gain on sale of investments and a decrease of $2,000 in gain on sale of loans.

Total non-interest income amounted to $183,000 for the nine months ended March 31, 2008, compared to $228,000 for the same period in 2007.  The decrease was primarily due to decreases in gain on sale of securities and other income.

Total non-interest expense increased $12,000, or 2.0%, for the three months ended March 31, 2008 compared to the prior year period.  The increase in non-interest expense was primarily due to an increase in compensation and benefits expense of $29,000, or 8.0%, over the prior year period partially offset by a decrease in franchise and bank shares tax of $13,000, or 33.3%, and a decrease in advertising expense.

Total non-interest expense increased $50,000, or 2.7%, for the nine months ended March 31, 2008 compared to the prior year period.  The increase was primarily due to an increase of $66,000, or 5.9%, in compensation and benefits expense, and an increase in audit and professional fees of $8,000, offset by a decrease in occupancy and equipment expense of $9,000 and a decrease in franchise and bank shares tax of $16,000.

The increase in compensation and benefits expenses was a result of normal compensation increases including increased recognition and retention plan expense due to the acceleration of vesting of awards during the six months following the death of a participant.  Compensation expense recognized by Home Federal Bancorp for its 2005 Stock Option Plan and 2005 Recognition and Retention Plan amounted to $15,087 and $31,419, respectively, for the three months ended March 31, 2008, and $47,533 and $117,794, respectively, for the nine months ended March 31, 2008.

Effective January 1, 2006, Home Federal Bancorp, through its subsidiary Home Federal Savings and Loan, became subject to the Louisiana bank shares tax.  This tax is assessed on Home Federal Savings and Loan’s equity and earnings.  For the three and nine months ended March 31, 2008, Home Federal Bancorp recognized franchise and bank shares tax expense of $24,200 and $96,800, respectively.

Income taxes amounted to $58,000 and $95,000 for the three months ended March 31, 2008 and 2007, respectively, resulting in effective tax rates of 34.0% and 33.9%, respectively. Income taxes amounted to $192,000 and $265,000 for the nine months ended March 31, 2008 and 2007, respectively, resulting in an effective tax rate of 33.9% and 34.0%, respectively.

RECENT DEVELOPMENTS OF
FIRST LOUISIANA BANCSHARES

The following tables contain certain information concerning the financial position and results of operations of First Louisiana Bancshares at and for the three months ended March 31, 2008 as well as the prior comparable period.  You should read this information in conjunction with the audited financial statements included in this document.  The financial information as of and for the three months ended March 31, 2008 and 2007 are unaudited and are derived from First Louisiana Bancshares' interim condensed consolidated financial statements.  The balance sheet data as of December 31, 2007 is derived from First Louisiana Bancshares’s audited consolidated financial statements.  In the opinion of management, financial information at March 31, 2008 and for the three months ended March 31, 2008 and 2007 reflect all adjustments, consisting only of normal recurring accruals, which are necessary to present fairly the results for such periods.  Results for the three month period ended March 31, 2008 may not be indicative of the operations of First Louisiana Bancshares for the fiscal year ending December 31, 2008.

	At March 31, 2008	At December 31, 2007
(Dollars in thousands, except per share amounts)
Selected Financial Condition and Other Data:	(unaudited)
Total assets	$121,255	$123,092
Loans receivable, net	83,940	84,539
Cash, federal funds sold and other interest-bearing deposits	8,481	8,462
Investment securities	15,205	16,577
Deposits	87,926	92,811
Borrowings	11,582	12,446
Securities sold under agreements to repurchase	4,294	714
Subordinated debentures to First Louisiana Statutory Trust I	4,124	4,124
Stockholders' equity	11,501	11,237
Full service offices	3	3

	As of or For the Three Months Ended March 31,
	2008	2007
Selected Operating Data:	(unaudited)
Interest income	$2,043	$1,974
Interest expense	710	675
Net interest income	1,333	1,299
Provision for loan losses	140	150
Net interest income after provision for loan losses	1,193	1,149
Non-interest income	298	292
Non-interest expense	1,241	1,105
Income before income taxes	250	336
Income taxes	65	80
Net income	$185	$256
Earnings per share of common stock:
Basic	$0.23	$0.33
Diluted	$0.21	$0.29

Selected Operating Ratios(1):
Average yield on interest-earning assets	7.68%	7.99%
Average rate on interest-bearing liabilities	3.52	3.50
Average interest rate spread(2)	4.16	4.49
Net interest margin(2)	5.01	5.26
Average interest-earning assets to average interest-bearing liabilities	131.72	128.06
Net interest income after provision for loan losses to non-interest expense	96.13	103.98
Total non-interest expense to average assets	4.20	4.10
Efficiency ratio(3)	76.09	69.45
Return on average assets	0.63	0.95
Return on average equity	6.52	9.91
Average equity to average assets	9.61	9.58

Asset Quality Ratios(4):
Non-performing loans as a percent of total loans receivable(5)	0.89%	2.50%
Non-performing assets as a percent of total assets (5)	2.53	2.84
Allowance for loan losses as a percent of total loans receivable	1.20	1.37
Net charge-offs to average loans receivable	0.04	0.13

Bank Capital Ratios(4):
Tangible capital ratio	13.22%	12.76%
Core capital ratio	13.22	12.76
Total capital ratio	14.21	13.95
	(Footnotes on following page)

_________________
(1)	With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods.
(2)
Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(3)	The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.
(4)	Ratios are for First Louisiana Bank. Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs to average loans receivable.
(5)
Non-performing assets consist of non-performing loans and other real estate owned at March 31, 2008 and March 31, 2007.  Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.  First Louisiana Bank had other real estate owned at March 31, 2008 and March 31, 2007 of $2.3 million and $1.1 million, respectively.  At March 31, 2008 and 2007, troubled debt restructurings amounted to $1.2 million and $2.2 million, respectively.

Comparison of Financial Condition at March 31, 2008 and December 31, 2007

Our total assets were $121.3 million at March 31, 2008 compared to $123.1 million at December 31, 2007.  The reason for the $1.8 million, or 1.5%, decrease in total assets during the first quarter of fiscal 2008 was the combination of a decrease in both loans receivable as well as investment securities. Net loans receivable decreased by $600,000, or 0.7%, to $83.9 million at March 31, 2008 compared to $84.5 million at December 31, 2007. Investment securities decreased by $1.4 million or 8.3% to $15.2 million at March 31, 2008 compared to $16.6 million at December 31, 2007. The decrease in investment securities during the first quarter of fiscal 2008 was due to normal amortization and re-payments.

Our total deposits amounted to $87.9 million at March 31, 2008 compared to $92.8 million at December 31, 2007.  The primary reason for the $4.9 million, or 5.3%, decrease was a decrease of $5.7 million in time deposits.  This decrease was partially caused by $1.8 million of brokered time deposits maturing during the first quarter of fiscal 2008. These brokered time deposits were originally purchased in 2004, at a time when loan demand was much higher. In addition, we chose not to renew $2.5 million of public funds time deposits which matured in January 2008.  Other interest-bearing public funds deposits totaling $1.6 million at December 31, 2007 were depleted during the first quarter 2008.  These deposits are seasonal and held for the local taxing authority, and are only deposited during property tax collection season, which generally runs from December to February.  The foregoing decreases in interest-bearing deposits were partially offset by an increase of $2.2 million in demand deposits combined with an increase of $3.6 million in securities sold under agreements to repurchase.

Borrowings decreased from $12.4 million at December 31, 2007 to $11.6 million at March 31, 2008, a 6.9% decrease. This decrease was due to normal monthly principal pay downs on term advances at the Federal Home Loan Bank.

At March 31, 2008, stockholders’ equity totaled $11.5 million compared to $11.2 million at December 31, 2007. The $264,000 increase reflected the combined effects of $185,000 net income for the first quarter of fiscal 2008 and the $79,000 increase in net unrealized gains on securities available for sale between December 31, 2007 and March 31, 2008.

Comparison of Our Operating Results for the Three Months Ended March 31, 2008 and 2007

Our net income was $185,000 for the quarter ended March 31, 2008 compared to $256,000 for the quarter ended March 31, 2007.  The primary reason for the $71,000, or 27.7%, decrease in net income was an increase in non-interest expense. The increase of $136,000 in non-interest expense was due to several factors, including a $48,000 increase in personnel expense, resulting from an increase in the number of employees since March 31, 2007, as well as normal salary adjustments.  In addition, there was an $89,000 increase in other operating expenses, including a $17,000 increase in FDIC deposit assessments.  The increase in non-interest expense was partially offset by a $34,000 increase in net interest income.

Our total interest income was $2.04 million for the quarter ended March 31, 2008 compared to $1.97 million for the quarter ended March 31, 2007.  The $69,000 increase in interest income was due primarily to a $51,000 increase in interest earned on loans in the first quarter of 2008 compared to the first quarter of 2007.  The average yield on our total interest-earning assets was 7.68% for the quarter ended March 31, 2008 compared to 7.99% for the quarter ended March 31, 2007, reflecting the effects of the decreases in recent periods in market rates of interest.

Our total interest expense was $710,000 for the quarter ended March 31, 2008 compared to $675,000 for the quarter ended March 31, 2007, a $35,000, or 5.2%, increase primarily due to an increase in the average balance of interest-bearing liabilities. The average rate paid on our total interest-bearing liabilities was 3.52% for the quarter ended March 31, 2008 compared to 3.50% for the quarter ended March 31, 2007.

Our interest rate spread and net interest margin were 4.16% and 5.01%, respectively, for the quarter ended March 31, 2008 compared to 4.49% and 5.26%, respectively, for the quarter ended March 31, 2007. Like most financial institutions, we are experiencing the effects of interest rate compression. Our return on average assets and return on average equity were 0.63% and 6.52%, respectively, for the quarter ended March 31, 2008 compared to 0.95% and 9.91%, respectively, for the quarter ended March 31, 2007.

Our provision for loan losses was $140,000 for the quarter ended March 31, 2008 compared to $150,000 for the quarter ended March 31, 2007.  We had $9,000 of net charge-offs to the allowance for loan losses in the quarter ended March 31, 2008, compared to $26,000 of net charge-offs in the quarter ended March 31, 2007.  Net charge-offs to average loans was 0.04% for the quarter ended March 31, 2008, compared to 0.13% for the quarter ended March 31, 2007.  The allowance for loan losses at March 31, 2008 was $1.0 million.

Non-performing loans as a percent of total loans, and non-performing assets as a percent of total assets were 0.89% and 2.53%, respectively, at March 31, 2008 compared to 2.50% and 2.84%, respectively, at March 31, 2007.  The decease in non-performing loans was due to increased collection efforts in the latter part of 2007 as well as the transfer of a $1.2 million non-performing real estate loan to other real estate owned.  At March 31, 2008, other real estate owned totaled $2.3 million consisting of five commercial and two residential properties, all of which are being actively marketed for sale.  First Louisiana Bancshares does not expect to incur any material losses on the disposition of such properties.

Income tax expense in the first quarter of fiscal 2008 was $65,000 compared to $80,000 for the same period in 2007. This difference was primarily due to the lower amount of pre-tax income in the first quarter of fiscal 2008 as compared to the same period in fiscal 2007.  Our effective tax rate was 26.0% for the quarter ended March 31, 2008 compared to 23.8% for the quarter March 31, 2007.

HOW OUR NET PROCEEDS WILL BE USED
The following table shows how we intend to use the net proceeds of the offering.  The actual net proceeds will depend on the number of shares of common stock sold in the offering and the expenses incurred in connection with the offering and the merger.  Payments for shares made through withdrawals from deposit accounts at Home Federal Savings and Loan will reduce Home Federal Savings and Loan's deposits and will not result in the receipt of new funds for investment.  See "Additional Pro Forma Conversion Data" for the assumptions used to arrive at these amounts.

	Adjusted Minimum of Offering Range		Minimum of Offering Range		Midpoint of Offering Range		Maximum of Offering Range		15% Above Maximum of Offering Range
	1,360,000 Shares at $10.00 Per Share	Percent of Net Proceeds	1,360,000 Shares at $10.00 Per Share	Percent of Net Proceeds	1,600,000 Shares at $10.00 Per Share	Percent of Net Proceeds	1,840,000 Shares at $10.00 Per Share	Percent of Net Proceeds	2,116,000 Shares at $10.00 Per Share	Percent of Net Proceeds
	(Dollars in thousands)
Offering proceeds	$13,600		$13,600		$16,000		$18,400		$21,160
Less: offering expenses	(1,101)		(1,130)		(1,162)		(1,194)		(1,232)
Net offering proceeds	12,499	100.0%	12,470	100.0%	14,838	100.0%	17,206	100.0%	19,928	100.0%
Merger shares used to complete the offering(1)	(2,040)	(16.3)	--	--	--	--	--	--	--	--
Net cash proceeds	10,459	83.7	12,470	100.0	14,838	100.0	17,206	100.0	19,928	100.0

Less:
Proceeds contributed to Home Federal Savings and Loan(2)	(6,249)	(50.0)	(6,235)	(50.0)	(7,419)	(50.0)	(8,603)	(50.0)	(9,964)	(50.0)
Merger costs and restructuring charges(3)	(1,063)	(8.5)	(1,063)	(8.5)	(1,063)	(7.2)	(1,063)	(6.2)	(1,063)	(5.3)
Proceeds used for loan to employee stock ownership plan	(544)	(4.4)	(544)	(4.4)	(640)	(4.3)	(736)	(4.3)	(846)	(4.2)
Proceeds used to repurchase shares for stock recognition plan	(418)	(3.3)	(418)	(3.3)	(491)	(3.3)	(565)	(3.3)	(650)	(3.2)
Proceeds remaining for Home Federal Bancorp	$2,185	17.5%	$4,210	33.8%	$5,225	35.2%	$6,239	36.2%	$7,405	37.3%
_________________________
(1)
If Home Federal Bancorp does not receive orders for at least 1,360,000 shares in the offering, then, in Home Federal Bancorp's discretion in order to issue the minimum number of shares necessary to complete the conversion and offering, up to 204,000 unsubscribed shares may be issued to shareholders of First Louisiana Bancshares as merger consideration.

(2)
Approximately $8.8 million (or up to $9.8 million if all outstanding options to purchase First Louisiana Bancshares common stock are exercised before the merger is completed) of the funds contributed to Home Federal Savings and Loan will be used to fund the cash portion of the purchase price for First Louisiana Bancshares. Any difference between the $8.8 million and the cash proceeds contributed to Home Federal Savings and Loan from the offering will come from existing assets of Home Federal Savings and Loan.

(3)	Includes $345,000 and $718,000, respectively, of non-tax deductible merger costs and tax deductible merger costs.

The primary use of the net proceeds will be to fund the cash portion of the merger consideration paid to First Louisiana Bancshares. The new holding company will retain 50% of the net proceeds of the offering, with the remaining 50% being contributed to Home Federal Savings and Loan, and intends to initially invest 100% of the proceeds it retains (other than the amount used to fund the employee stock ownership plan loan) in short-term, liquid investments.  The actual amounts to be invested in different instruments will depend on the interest rate environment and the new holding company’s liquidity needs.  Although there can be no assurance that we will invest the net proceeds in anything other than short-term, liquid investments, over time, the new holding company may use the proceeds it retains from the offering:

•	to invest in securities;

•	to pay dividends to shareholders;

•	to repurchase shares of its common stock, subject to regulatory restrictions;

•	to finance the possible acquisition of financial institutions or branch offices or other businesses that are related to banking; and

•	for general corporate purposes.

In addition, the new holding company will use a portion of the proceeds it retains to make quarterly interest payments on the $4.1 million of subordinated debentures that it will assume in the merger with First Louisiana Bancshares.  Such debentures bear interest at the three month LIBOR rate plus 180 basis points, adjusted quarterly.  At December 31, 2007, the rate on the debentures was 6.79063%.

Under current Office of Thrift Supervision regulations, the new holding company may not repurchase shares of its common stock during the first year following the conversion and offering, except to fund recognition plans that have been ratified by shareholders or tax qualified employee stock benefit plans or, with prior regulatory approval, when extraordinary circumstances exist.

Home Federal Savings and Loan intends to use a substantial portion or all of the net proceeds it receives to fund the cash portion of the merger consideration being paid to acquire First Louisiana Bancshares.  To the extent any net proceeds remain, which will only be the case if the offering is completed at maximum of the offering range and outstanding options to purchase First Louisiana Bancshares common stock are not exercised prior to completion of the merger, Home Federal Savings and Loan will initially purchase investment and mortgage-backed securities and in the future, may use the additional proceeds that it receives from the offering to fund new loans, both residential and commercial, or for other general corporate purposes.

We may need regulatory approvals to engage in some of the activities listed above.  We currently have no specific plans or agreements regarding any expansion activities or acquisitions other than the merger with First Louisiana Bancshares.  Except as described above, neither the new holding company nor Home Federal Savings and Loan has any specific plans for the investment of the proceeds of this offering and has not allocated a specific portion of the proceeds to any particular use.

WE INTEND TO CONTINUE TO PAY QUARTERLY CASH DIVIDENDS

Home Federal Bancorp has paid quarterly cash dividends since the third quarter of fiscal 2005.  Home Federal Bancorp's current quarterly dividend is $0.06 per share.  After we complete the conversion and the merger, dividends will be paid by the new holding company on its outstanding shares of common stock.  We currently expect that the level of cash dividends per share after the conversion and offering will be substantially consistent with the current amount of dividends of $0.06 per share.  However, the rate of such dividends and the initial or continued payment thereof will be in the discretion of the board of directors of the new holding company and will depend upon a number of factors, including the amount of net proceeds retained by us in the offering, investment opportunities available to us, capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions.  No assurance can be given that we will continue to pay dividends or that they will not be reduced or eliminated in the future.  In addition, during the first three years after the conversion and offering, no dividend will be declared or paid if it would be classified as a return of capital.

Dividends from the new holding company may eventually depend, primarily upon receipt of dividends from Home Federal Savings and Loan, because the new holding company initially will have no source of income other than dividends from Home Federal Savings and Loan, earnings from the investment of proceeds from the sale of common stock retained by us, and interest payments with respect to our loan to our employee stock ownership plan.

Home Federal Savings and Loan's ability to pay dividends to the new holding company will be governed by the Home Owners' Loan Act, as amended, and the regulations of the Office of Thrift Supervision.  In addition, the prior approval of the Office of Thrift Supervision will be required for the payment of a dividend if the total of all dividends declared by Home Federal Savings and Loan in any calendar year would exceed the total of its net profits for the year combined with its net profits for the two preceding years, less any required transfers to surplus or a fund for the retirement of any preferred stock.  In addition, Home Federal Savings and Loan will be prohibited from paying cash dividends to the new holding company to the extent that any such payment would reduce Home Federal Savings and Loan's regulatory capital below required capital levels or would impair the liquidation account to be established for the benefit of Home Federal Savings and Loan's eligible account holders and supplemental eligible account holders.  See "The Conversion and Offering – Liquidation Rights."

Any payment of dividends by Home Federal Savings and Loan to the new holding company which would be deemed to be drawn out of Home Federal Savings and Loan's bad debt reserves would require a payment of taxes at the then-current tax rate by Home Federal Savings and Loan on the amount of earnings deemed to be removed from the reserves for such distribution.  Home Federal Savings and Loan does not intend to make any distribution to the new holding company that would create such a federal tax liability.  See "Taxation."

Unlike Home Federal Savings and Loan, the new holding company is not subject to the above regulatory restrictions on the payment of dividends to our shareholders.  Under Louisiana law, the new holding company generally may pay dividends out of surplus, or if no surplus is available, may pay dividends out of its net profits for the current or preceding fiscal year or both.

MARKET FOR HOME FEDERAL BANCORP'S COMMON STOCK

Home Federal Bancorp's common stock is currently quoted on the OTC Bulletin Board under the symbol "HFBL."  We have applied to have the common stock of the new holding company listed for trading on the Nasdaq Global Market and we expect that the common stock will trade under the symbol "FLBI."  We cannot assure you that our common stock will be approved for listing on the Nasdaq Global Market.

Making a market may include the solicitation of potential buyers and sellers in order to match buy and sell orders.  The development of a liquid public market depends upon the existence of willing buyers and sellers, the presence of which is not within our control or the control of any market maker.  You should view the common stock as a long-term investment.  Furthermore, there can be no assurance that you will be able to sell your shares at or above the purchase price.

The following table sets forth the high and low closing stock prices for Home Federal Bancorp common stock and cash dividends per share declared for the periods indicated.

	Stock Price Per Share		Cash Dividends
Quarter ended:	High	Low	Per Share
March 31, 2008	$9.51	$7.95	$0.06
December 31, 2007	10.30	9.60	0.06
September 30, 2007	10.43	9.60	0.06

June 30, 2007	10.60	10.10	0.06
March 31, 2007	10.35	10.25	0.06
December 31, 2006	10.48	10.00	0.06
September 30, 2006	10.50	10.10	0.06

June 30, 2006	10.45	10.05	0.06
March 31, 2006	10.25	9.80	0.06
December 31, 2005	9.90	9.45	0.05
September 30, 2005	9.85	9.35	0.05

.At December 11, 2007, the business day immediately preceding the public announcement of the conversion and offering, and at May 13, 2008, the date of this prospectus, the closing prices of Home Federal Bancorp common stock as reported on the OTC Bulletin Board were $10.30 per share and $8.75 per share, respectively.  At May 13, 2008, Home Federal Bancorp had approximately 160 shareholders of record.

HOME FEDERAL SAVINGS AND LOAN MEETS ALL OF ITS REGULATORY CAPITAL REQUIREMENTS

At December 31, 2007, Home Federal Savings and Loan exceeded all of its regulatory capital requirements. The table below sets forth Home Federal Savings and Loan's historical capital under accounting principles generally accepted in the United States of America and regulatory capital at December 31, 2007, and the pro forma capital of Home Federal Savings and Loan assuming completion of the merger with First Louisiana Bancshares and after giving effect to the offering. The pro forma capital amounts reflect the receipt by Home Federal Savings and Loan of 50.0% of the net offering proceeds other than at the minimum, as adjusted, which reflects the use of merger shares to complete the offering.  The pro forma risk-based capital amounts assume the investment of the net proceeds received by Home Federal Savings and Loan remaining after payment of the cash portion of the merger consideration in assets which have a risk-weight of 20% under applicable regulations, as if such net proceeds had been received and so applied at December 31, 2007.

			Pro Forma (giving effort to the offering and merger) at December 31, 2007 based on sale at $10.00 per share(1)
	Home Federal Savings and Loan Historical at December 31, 2007		Minimum, as adjusted 1,360,000 Shares(2)		Minimum 1,360,000 Shares		Midpoint 1,600,000 Shares		Maximum 1,840,000 Shares		15% Above Maximum 2,116,000 Shares
	Amount	Percent of Assets(3)	Amount(4)	Percent of Assets(3)	Amount(4)	Percent of Assets(3)	Amount(4)	Percent of Assets(3)	Amount(4)	Percent of Assets(3)	Amount(4)	Percent of Assets(3)
	(Dollars in thousands)
GAAP capital	$27,809	21.68%	$51,728	19.92%	$51,714	19.92%	$52,801	20.24%	$53,889	20.57%	$55,140	20.94%

Tier 1 leverage capital:
Actual	$28,043	21.82%	$38,649	15.67%	$38,635	15.67%	$39,722	16.03%	$40,810	16.39%	$42,061	16.80%
Requirement	3,855	3.00	7,397	3.00	7,397	3.00	7,432	3.00	7,468	3.00	7,509	3.00
Excess	$24,188	18.82%	$31,252	12.67%	$31,238	12.67%	$32,290	13.03%	$33,342	13.39%	$34,552	13.80%

Tier 1 risk-based capital:
Actual	$28,043	79.01%	$38,649	27.84%	$38,635	27.83%	$39,722	28.57%	$40,810	29.30%	$42,061	30.14%
Requirement	1,420	4.00	5,553	4.00	5,553	4.00	5,562	4.00	5,571	4.00	5,582	4.00
Excess	$26,623	75.01%	$33,096	23.84%	$33,082	23.83%	$34,160	24.57%	$35,239	25.30%	$36,479	26.14%

Total risk-based capital:
Actual	$28,278	79.67%	$39,775	28.65%	$39,761	28.64%	$40,848	29.38%	$41,936	30.11%	$43,187	30.95%
Requirement	2,840	8.00	11,105	8.00	11,105	8.00	11,124	8.00	11,143	8.00	11,165	8.00
Excess	$25,438	71.67%	$28,670	20.65%	$28,656	20.64%	$29,724	21.38%	$30,793	22.11%	$32,022	22.95%
____________________
(1)	Reflects the issuance of 1,324,720 shares in the merger with First Louisiana Bancshares.
(2)
If Home Federal Bancorp does not receive orders for at least 1,360,000 shares in the offering, then, in Home Federal Bancorp's discretion in order to issue the minimum number of shares necessary to complete the conversion and offering, up to 204,000 unsubscribed shares may be issued to shareholders of First Louisiana Bancshares as merger consideration.

(3)	Adjusted total or adjusted risk-weighted assets, as appropriate.

(Footnotes continued on following page)

____________________
(4)         Reconciliation of capital adjustment for Home Federal Savings and Loan:

	Minimum, as adjusted 1, 360,000 Shares	Minimum 1,360,000 Shares	Midpoint 1,600,000 Shares	Maximum 1,840,000 Shares	15% Above Maximum 2,116,000 Shares
	(In thousands)
Gross offering proceeds	$13,600	$13,600	$16,000	$18,400	$21,160
Less: offering expenses	(1,101)	(1,130)	(1,162)	(1,194)	(1,232)
Less: merger shares used to complete the offering	(2,040)	--	--	--	--
Less: loan to employee stock ownership plan	(544)	(544)	(640)	(736)	(846)
Less: repurchase shares for stock recognition plan	(418)	(418)	(491)	(565)	(650)
Less: merger related transaction costs	(1,063)	(1,063)	(1,063)	(1,063)	(1,063)
Less: cash retained by holding company	(2,185)	(4,210)	(5,225)	(6,239)	(7,405)
Net cash infused into the Bank	6,249	6,235	7,419	8,603	9,964
Less: ESOP adjustment at Bank	(544)	(544)	(640)	(736)	(846)
Net increase in capital resulting from the offering	5,705	5,691	6,779	7,867	9,118
Less: cash to fund the merger consideration	(8,831)	(8,831)	(8,831)	(8,831)	(8,831)
Net increase in capital resulting from the merger (a)	27,045	27,045	27,045	27,045	27,045
Increase in GAAP capital	23,919	23,905	24,993	26,081	27,332
Less: increase in disallowed intangible assets (b)	(13,313)	(13,313)	(13,313)	(13,313)	(13,313)
Increase in Tier 1 capital	10,606	10,592	11,680	12,768	14,019
Plus: increase in allowable Tier 2 capital	891	891	891	891	891
Increase in risk-based capital	$11,497	$11,483	$12,571	$13,659	$14,910
____________________
(a)
Includes First Louisiana Bank equity, effect on capital of trust preferred securities acquired with First Louisiana Bancshares and other accounting entries related to the application of purchase accounting.

(b)	Adjustments to intangible assets includes $11.7 million of goodwill and $1.7 million of core deposit intangibles created as a result of the acquisition of First Louisiana Bancshares.

CAPITALIZATION

The following table presents the historical capitalization of Home Federal Bancorp and First Louisiana Bancshares at December 31, 2007, and the capitalization of Home Federal Bancorp after giving effect to the offering proceeds and the merger (referred to as "pro forma" information).  The table depicts adjustments to capitalization resulting from the merger with First Louisiana Bancshares and then depicts Home Federal Bancorp's capitalization following the merger and the offering at the minimum, as adjusted, minimum, midpoint, maximum and maximum, as adjusted, of the offering range.  The pro forma capitalization gives effect to the assumptions listed under "Pro Forma Data," based on the sale of the number of shares of common stock indicated in the table.  A change in the number of shares to be issued in the offering may materially affect pro forma capitalization. We are offering our common stock on a best efforts basis.  We must sell a minimum of 1,360,000 shares to complete the offering which may include up to 204,000 shares allocated to First Louisiana Bancshares shareholders as merger consideration.

						Pro Forma Capital Based Upon the Sale at $10.00 per Share
	Home Federal Bancorp Historical	Offering Adjustments at Minimum of Offering Range(1)	Home Federal Bancorp Pro Forma as Converted	First Louisiana Bancshares Historical	Merger Adjustments(2)	Minimum, as adjusted 1,360,000 Shares(3)	Minimum 1,360,000 Shares	Midpoint 1,600,000 Shares	Maximum 1,840,000 Shares	Maximum, as adjusted, 2,116,000 Shares
	(Dollars in thousands)
Deposits(4)	$80,986	$--	$80,986	$92,811	$103	$173,900	$173,900	$173,900	$173,900	$173,900
Borrowings	15,933	--	15,933	13,160	148	29,241	29,241	29,241	29,241	29,241
Subordinated debentures	--	--	--	4,124	(480)	3,644	3,644	3,644	3,644	3,644
Total deposits and borrowed funds	$96,919	--	$96,919	$110,095	$(229)	$206,785	$206,785	$206,785	$206,785	$206,785

Stockholders' equity:
Preferred stock	--	--	--	--	--	--	--	--	--	--
Common stock(5)	14	8	22	1,577	(1,564)	33	35	39	42	47
Additional paid-in capital(5)	13,541	10,654	24,195	6,538	8,018	36,741	38,751	41,115	43,479	46,197
Retained earnings(6)	20,565	100	20,665	3,073	(3,073)	20,665	20,665	20,665	20,665	20,665
Accumulated other comprehensive (loss) income	(506)	--	(506)	49	(49)	(506)	(506)	(506)	(506)	(506)
Treasury shares	(1,809)	1,809	--	--	--	--	--	--	--	--
Less: Common stock acquired by employee stock ownership plan(7)	(969)	(544)	(1,513)	--	--	(1,513)	(1,513)	(1,609)	(1,705)	(1,815)
Less: Common stock acquired by recognition and retention plan(8)	(395)	(418)	(813)	--	--	(813)	(813)	(886)	(960)	(1,045)
Total stockholders' equity	$30,441	$11,609	$42,049	$11,237	$3,332	$54,608	$56,619	$58,817	$61,015	$63,543
Total stockholders' equity/assets	23.77%		30.10%	9.13%		20.69%	21.29%	21.94%	22.57%	23.29%
Tangible stockholders' equity/tangible assets	23.77%		30.10%	9.13%		16.48%	17.15%	17.86%	18.56%	19.36%
____________________
(1)
Reflects the offering adjustments at the minimum of the offering range, including the sale of 1,360,000 shares in the offering, the purchase of shares by the employee stock ownership plan and the purchase of shares for the proposed recognition and retention plan. The offering adjustment column is shown only for the minimum of the offering range for illustrative purposes.  Adjustments for the midpoint, maximum, and maximum as adjusted of the offering range are included in " – Additional Pro Forma Conversion Data."

(2)
Reflects the merger adjustments resulting from the acquisition of First Louisiana Bancshares, including purchase accounting adjustments applied to deposits, borrowings and subordinated debenturestoreflect fair value adjustments, the issuance of common stock by Home Federal Bancorp as merger consideration, and the effect of one-time restructuring expenses that have been or will be charged to expense.  See also "Pro Forma Data – December 31, 2007 Pro Forma Balance Sheet – Minimum of Offering Range."

 (Footnotes continued on next page)

____________________
(3)	Gives effect to the issuance of 204,000 unsubscribed conversion shares to First Louisiana Bancshares shareholders as merger consideration to complete the offering.
(4)	Does not reflect withdrawals from deposit accounts for the purchase of common stock in the offering. Such withdrawals would reduce pro forma deposits and assets by the amount of such withdrawals.
(5)
The pro forma amounts of common stock and additional paid-in capital have been increased to reflect the number of shares of common stock to be outstanding, which includes the exchange of all of the currently outstanding shares of Home Federal Bancorp common stock pursuant to the exchange ratio, as well as shares to be issued in the merger.  No effect has been given to the issuance of additional shares of common stock pursuant to our proposed stock option plan.  We intend to adopt a new stock option plan and to submit such plan to shareholders at a meeting of shareholders to be held at least six months following completion of the conversion and offering.  If the stock option plan is approved by shareholders, an amount equal to approximately 7.68% of the shares of Home Federal Bancorp common stock sold in the offering will be reserved for the stock option plan.  Your ownership percentage would decrease by approximately 4.85% if all potential stock options are exercised from our authorized but unissued stock.  See "Pro Forma Data" and "Management - New Stock Benefit Plans – Stock Option Plan."  In addition, all treasury stock of Home Federal Bancorp will be cancelled in connection with the consummation of the conversion and the offering and the merger.

(6)
The retained earnings of Home Federal Savings and Loan will be partially restricted after the offering.  Home Federal Savings and Loan will be prohibited from paying cash dividends to Home Federal Bancorp to the extent that any such payment would reduce Home Federal Savings and Loan's regulatory capital levels below its minimum regulatory capital levels or would impair the liquidation account to be established for the benefit of eligible account holders and supplemental eligible account holders of Home Federal Savings and Loan.  See "Regulation – Regulation of Home Federal Savings and Loan Association – Capital Distributions."

(7)
Assumes that 4.0% of Home Federal Bancorp's common stock sold in the offering will be purchased by our employee stock ownership plan in addition to the shares already owned by the employee stock ownership plan.  The common stock acquired by our employee stock ownership plan is reflected as a reduction of stockholders' equity.  Assumes the funds used to acquire our employee stock ownership plan shares will be borrowed from Home Federal Bancorp.  See Footnote 1 to the table set forth under "Additional Pro Forma Conversion Data" and see also "Management--New Stock Benefit Plans - Employee Stock Ownership Plan."

(8)
Gives effect to the recognition and retention plan which we expect to adopt after the conversion and offering and present to shareholders for approval at a meeting of shareholders to be held at least six months after we complete the offering.  No shares will be purchased by the recognition and retention plan in the conversion and offering, and such plan cannot purchase any shares until shareholder approval has been obtained.  If the recognition and retention plan is approved by our shareholders, the plan intends to acquire an amount of common stock equal to approximately 3.07% of the shares of Home Federal Bancorp common stock sold in the offering.  The funds to enable such purchases will be provided by New Home Federal Bancorp.  The table assumes that shareholder approval has been obtained and that such shares are purchased in the open market at $10.00 per share.  The common stock so acquired by the recognition plan is reflected as a reduction in stockholders' equity.  If the shares are purchased at prices higher or lower than the initial purchase price of $10.00 per share, such purchases would have a greater or lesser impact, respectively, on stockholders' equity.  If the recognition and retention plan purchases authorized but unissued shares from Home Federal Bancorp such issuance would dilute the voting interests of existing shareholders by approximately 1.94%.  See "Additional Pro Forma Conversion Data" and "Management - New Stock Benefit Plans – Recognition and Retention Plan."

PRO FORMA DATA

The following tables and related footnotes are included in this "Pro Forma Data" section:

The following pro forma unaudited condensed consolidated statements of financial condition and the pro forma unaudited consolidated statements of income give effect to the proposed offering and the merger with First Louisiana Bancshares, based on the assumptions set forth below.  The pro forma unaudited condensed consolidated financial statements are based, in part, on the audited consolidated financial statements of Home Federal Bancorp for the year ended June 30, 2007, the unaudited consolidated financial statements of First Louisiana Bancshares for the 12 months ended June 30, 2007 and the unaudited consolidated financial statements of Home Federal Bancorp and First Louisiana Bancshares for the six months ended December 31, 2007.  The pro forma unaudited condensed consolidated financial statements give effect to the offering at historical cost and the merger using purchase accounting as required by accounting principles generally accepted in the United States of America.

The pro forma adjustments in the tables assume the issuance of 1,360,000 shares, which is the minimum of the offering range, and 2,116,000 shares, which is the maximum of the offering range, as adjusted, in the offering and the merger.  First Louisiana Bancshares shareholders will receive in the merger $28.00 in cash or 2.8 shares of the new holding company's common stock for each share of First Louisiana Bancshares stock, or a combination thereof, with the aggregate amount of common stock being issued in the merger equal to 60.0% of the merger consideration required by the terms of the merger agreement.  The remainder of the merger consideration will consist of cash.  For a more detailed discussion of how many shares will be issued in connection with the offering and the merger, see the analysis set forth below. The purchase price for purposes of the pro forma presentation for First Louisiana Bancshares was calculated as follows:

December 31, 2007
(In thousands)
Net assets acquired before purchase accounting	$11,237
Purchase accounting adjustments:
Estimated non-tax deductible merger costs(1)	(345)
Estimated tax deductible merger costs(1)	(718)
Loans(2)	(374)
Deposits(2)	(103)
Borrowings(2)	(148)
Subordinated debentures(2)	480
Fixed assets(3)	500
Core deposit intangible asset(4)	1,660
Tax impact of purchase accounting adjustments at 34%	(441)
Goodwill(5)	11,653
Purchase price, net	$23,401
____________________
(1)	The non-tax deductible merger costs and the tax deductible merger costs have been or will be incurred in the first twelve months following consummation of the offering and merger.
(2)
Loans, deposits and borrowings adjustments reflect the market value adjustment assigned to each class of these items. For loans receivable, the purchase accounting adjustments were calculated as the present value difference between the yields of acquired loans and market rates for similar loans as of December 31, 2007.  For deposits and borrowings, the purchase accounting adjustments were calculated as the present value difference between the interest costs of the acquired liabilities and market interest costs for liabilities with comparable maturities as of December 31, 2007.  For subordinated debt, the purchase adjustment was based on a market quote of fair value as of December 31, 2007 for the trust preferred securities being assumed in the merger with First Louisiana Bancshares. Purchase accounting adjustments are amortized using the estimated lives of the respective assets and liabilities.

  (Footnotes continued on following page)

____________________
(3)	Estimated market value of land and buildings acquired in the merger with First Louisiana Bancshares.
(4)
Core deposit intangible was calculated to be $1.7 million.  Core deposit intangible reflects the present value benefit to Home Federal Bancorp of utilizing the acquired core deposits as a funding source relative to wholesale funding costs based on the rates of Federal Home Loan Bank advances. The core deposit intangible is calculated using deposit balances and interest rates as of December 31, 2007. Costs of the acquired core deposits include interest costs, plus estimated operating expenses, less estimated noninterest income to be derived from the core deposits. The yield benefit for each period is discounted to present value using a weighted average cost of capital. The core deposit intangible resulting from the acquisition of First Louisiana Bancshares will be amortized over an estimated life of 10 years.  The core deposit intangible will be amortized using the sum of the years digits methodology, an accelerated amortization methodology that approximates the recognition of value from the acquired deposits and will be reviewed annually for impairment consistent with SFAS No. 142.

(5)
Home Federal Bancorp will report a pro forma balance of goodwill of $11.7 million at December 31, 2007 reflecting the acquisition of First Louisiana Bancshares. Goodwill will not be amortized but will be tested annually for impairment consistent with SFAS No. 142. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. In the event of impairment, an impairment loss would be recognized in an amount equal to that excess.

The net proceeds are based upon the following assumptions:

•
The new holding company will sell all shares of common stock in the subscription offering and community offering with no shares sold in a syndicated community offering nor through assisting brokers in the subscription and community offering;

•	The new holding company's employee stock ownership plan will purchase 4.0% of the shares of common stock sold in the offering at a price of $10.00 per share, with a loan from the new holding company;

•	expenses of the conversion and offering, other than the fees to be paid to Sandler O'Neill & Partners, L.P., are estimated to be $950,000;

•	20,300 shares of common stock will be purchased by Home Federal Bancorp's executive officers and directors, and their immediate families; and

•
Sandler O'Neill & Partners, L.P. will receive a fee equal to 1.4% of the aggregate purchase price of the shares of common stock sold in the subscription and community offerings, excluding any shares purchased by any employee benefit plans, and any of Home Federal Bancorp's directors, officers or employees or members of their immediate families.

In addition, the expenses of the conversion and offering and the merger may vary from those estimated, and the fees paid to Sandler O'Neill & Partners, L.P. will vary from the amounts estimated if the amount of shares of Home Federal Bancorp common stock sold varies from the amounts assumed above or if a syndicated community offering becomes necessary.  Additionally, certain one-time charges to operating results are expected to occur as a result of the merger following the conversion and offering and the merger, which expenses are currently estimated to be approximately $1.1 million, pre-tax.  These items, net of income tax effects, are shown as a reduction in stockholders' equity in the following tables but are not shown as a reduction in net income for the periods shown in the following tables.

Pro forma net income has been calculated for the six months ended December 31, 2007 and for the year ended June 30, 2007 as if the shares of the new holding company's common stock to be issued in the offering had been sold and the merger exchange shares issued as of the beginning of each period.  Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of the new holding company's common stock.

The pro forma unaudited condensed consolidated statements of financial condition assume the conversion and offering and the merger were consummated on December 31, 2007.  The pro forma condensed unaudited consolidated statements of income assume that the conversion and offering and merger were consummated on July 1 of each indicated period.

The pro forma unaudited statements are provided for informational purposes only.  The pro forma financial information presented is not necessarily indicative of the actual results that would have been achieved had the conversion and offering and the merger been consummated on December 31, 2007 or June 30, 2007 or at the beginning of the periods presented, and is not indicative of future results.  The pro forma unaudited financial statements should be read in conjunction with the consolidated financial statements and the notes thereto of Home Federal Bancorp and First Louisiana Bancshares contained elsewhere in this document.

The stockholders' equity represents the combined book value of the common shareholders' ownership of Home Federal Bancorp and First Louisiana Bancshares computed in accordance with generally accepted accounting principles used in the United States of America.  This amount is not intended to represent fair market value nor does it represent amounts, if any, that would be available for distribution to shareholders in the event of liquidation.  The book value for Home Federal Bancorp and First Louisiana Bancshares on a historical and pro forma basis has not been changed to reflect any difference between the carrying value of investments held to maturity or loans held in portfolio and their market value.

The unaudited pro forma net income and common stockholders' equity derived from the above assumptions are qualified by the statements set forth under this caption and should not be considered indicative of the market value of Home Federal Bancorp common stock or the actual results of operations of Home Federal Bancorp and First Louisiana Bancshares for any period.  Such pro forma data may be materially affected by the actual gross proceeds from the sale of shares of the new holding company in the conversion and offering and the actual expenses incurred in connection with the conversion and offering and the merger.  See "How Our Net Proceeds Will Be Used."

December 31, 2007 Pro Forma Balance Sheet – Minimum of Offering Range.  The following table presents pro forma balance sheet information at December 31, 2007 at the minimum of the offering range assuming the sale of 1,360,000 shares in the offering and the issuance of 1,324,720 shares to shareholders of First Louisiana Bancshares in the merger.

	Home Federal Bancorp Historical	Pro Forma Offering Adjustments		Home Federal Bancorp Pro Forma as Converted	First Louisiana Bancshares Historical	Pro Forma Merger Adjustments		Home Federal Bancorp Pro Forma Consolidated
	(Dollars in thousands)
Assets:
Cash and cash equivalents	$14,958	$11,608	(1)	$26,566	$8,462	$(9,894	)(3)	$25,134
Investment securities available for sale	81,163	--		81,163	15,449	--		96,612
Investment securities held to maturity	1,331	--		1,331	1,128	--		2,459
Loans receivable, net	28,751	--		28,751	84,539	(374	)(4)	112,916
Premises and equipment, net	907	--		907	6,252	500	(4)	7,659
Bank owned life insurance	--	--		--	3,039	--		3,039
Goodwill	--	--		--	--	11,653	(4)	11,653
Core deposit intangible	--	--		--	--	1,660	(4)	1,660
Other assets	974	--		974	4,223	(441	)(4)	4,756
Total assets	$128,084	$11,608		$139,692	$123,092	$3,104		$265,888

Liabilities:
Deposits	$80,986	--		$80,986	$92,811	$103	(4)	$173,900
Borrowings	15,933	--		15,933	13,160	148	(4)	29,241
Other liabilities	724	--		724	1,760	--		2,484
Subordinated debentures	--	--		--	4,124	(480	)(4)	3,644
Total liabilities	$97,643	$--		$97,643	$111,855	$(229)		$209,269

Stockholders' equity:
Preferred stock	--	--		--	--	--		--
Common stock	14	8	(1)	22	1,577	(1,564	)(2)	35
Additional paid-in capital	13,541	10,654	(1)	24,195	6,538	8,018	(2)	38,751
Retained earnings	20,565	100	(1)	20,665	3,073	(3,073	)(2)	20,665
Accumulated other comprehensive (loss) income	(506)	--		(506)	49	(49	)(2)	(506)
Employee stock ownership plan	(969)	(544	)(1)	(1,513)	--	--		(1,513)
Recognition and retention plan	(395)	(418	)(1)	(813)	--	--		(813)
Treasury stock, at cost	(1,809)	1,809	(1)	--	--	--		--
Total stockholders' equity	30,441	11,609		42,050	11,237	3,332		56,619

Total liabilities and stockholders' equity	$128,084	$11,609		$139,692	$123,092	$3,104		$265,888

(Footnotes following table on page 46)

December 31, 2007 Pro Forma Balance Sheet – Maximum, as Adjusted, of Offering Range.  The following table presents pro forma balance sheet information at December 31, 2007 at the adjusted maximum of the offering range assuming the sale of 2,116,000 shares in the offering and the issuance of 1,324,720 shares to shareholders of First Louisiana Bancshares in the merger.

	Home Federal Bancorp Historical	Pro Forma Offering Adjustments		Home Federal Bancorp Pro Forma as Converted	First Louisiana Bancshares Historical	Pro Forma Merger Adjustments		Home Federal Bancorp Pro Forma Consolidated
	(Dollars in thousands)
Assets:
Cash and cash equivalents	$14,958	$18,532	(1)	$33,490	$8,462	$(9,894	)(3)	$32,058
Investment securities available for sale	81,163	--		81,163	15,449	--		96,612
Investment securities held to maturity	1,331	--		1,331	1,128	--		2,459
Loans receivable, net	28,751	--		28,751	84,539	(374	)(4)	112,916
Premises and equipment, net	907	--		907	6,252	500	(4)	7,659
Bank owned life insurance	--	--		--	3,039	--		3,039
Goodwill	--	--		--	--	11,653	(4)	11,653
Core deposit intangible	--	--		--	--	1,660	(4)	1,660
Other assets	974	--		974	4,223	(441	)(4)	4,756
Total assets	$128,084	$18,532		$146,616	$123,092	$3,104		$272,812

Liabilities:
Deposits	$80,986	$--		$80,986	$92,811	$103	(4)	$173,900
Borrowings	15,933	--		15,933	13,160	148	(4)	29,241
Other liabilities	724	--		724	1,760	--		2,484
Subordinated debentures	--	--		--	4,124	(480	)(4)	3,644
Total liabilities	97,643	--		97,643	111,855	(229)		209,269

Stockholders' equity:
Preferred stock	--	--		--	--	--		--
Common stock	14	20	(1)	34	1,577	(1,564	)(2)	47
Additional paid-in capital	13,541	18,100	(1)	31,641	6,538	8,018	(2)	46,197
Retained earnings	20,565	100	(1)	20,665	3,073	(3,073	)(2)	20,665
Accumulated other comprehensive (loss) income	(506)	--		(506)	49	(49	)(2)	(506)
Employee stock ownership plan	(969)	(846	)(1)	(1,815)	--	--		(1,815)
Recognition and retention plan	(395)	(650	)(1)	(1,045)	--	--		(1,045)
Treasury stock, at cost	(1,809)	1,809	(1)	--	--	--		--
Total stockholders' equity	30,441	18,533		48,974	11,237	3,332		63,543

Total liabilities and stockholders' equity	$128,084	$18,532		$146,616	$123,092	$3,104		$272,812
_____________________
(1)	Reflects:

	Minimum of Offering Range	Maximum of Offering Range, as adjusted
Sale of Home Federal Bancorp common stock in the conversion:	(In thousands)
Gross proceeds	$13,600	$21,160
Costs of offering	(1,130)	(1,232)
	12,470	19,928
Consolidation of mutual holding company capital	100	100
Purchase of common stock by Home Federal Bancorp Employee Stock Ownership Plan with a loan by Home Federal Bancorp	(544)	(846)
Purchase of common stock by Home Federal Bancorp stock recognition and retention plan, funded internally by Home Federal Bancorp	(418)	(650)
	$11,608	$18,532

  (Footnotes continued on following page)

_____________________
(2)	Reflects the merger with First Louisiana Bancshares as follows:

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Income
	(In thousands)
Issuance of 1,324,720 shares of Home Federal Bancorp common stock, par value $.01 per share, to acquire First Louisiana Bancshares	$13	$13,234	$--	$--
Cancellation of First Louisiana Bancshares capital accounts pursuant to purchase accounting	(1,577)	(6,538)	(3,073)	(49)
Exchange of First Louisiana Bancshares stock options for Home Federal Bancorp stock options	--	1,322	--	--
	$(1,564)	$8,018	$(3,073)	$(49)

Also reflects the reclassifications necessary for the exchange of 60.0% of the shares of previously outstanding First Louisiana Bancshares common stock for 2.8 shares of Home Federal Bancorp common stock, par value $0.01 per share, for each share of First Louisiana Bancshares common stock.

(3)
Includes the cash portion of the merger consideration paid to shareholders of First Louisiana Bancshares, non-tax deductible merger related transaction costs, and tax deductible merger related transaction costs.  Since the estimated charges are non-recurring, they have not been reflected in the pro forma consolidated income statements and related per share calculations.

(In thousands)

Cash portion of merger consideration	$8,831
Non-tax deductible merger related transaction costs	345
Tax deductible merger related transaction costs	718

Total cash adjustment	$9,894

(4)
Reflects purchase accounting adjustments related to merger related expenses of $1.1 million, fair value adjustments of First Louisiana Bancshares' loans receivable, premises and equipment, deposits, and borrowed funds, an estimated core deposit intangible of $1.7 million to be amortized over an estimated 10 years, and estimated goodwill of $11.7 million which is not subject to amortization but instead is subject to annual impairment testing.

December 31, 2007 Pro Forma Income Statement – Minimum of Offering Range.  The following table presents pro forma income statement information for the six months ended December 31, 2007 for Home Federal Bancorp and First Louisiana Bancshares, at the minimum of the offering range, including 1,360,000 shares sold in the offering and 1,324,720 shares issued to shareholders of First Louisiana Bancshares in the merger.

	Home Federal Bancorp Historical	Offering Adjustments (1)		Home Federal Bancorp Pro Forma as Converted	First Louisiana Bancshares Historical	Merger Adjustments(1)		Home Federal Bancorp Pro Forma Consolidated
	(Dollars in thousands)
Interest income	$3,506	$--		$3,506	$4,377	$69	(3)	$7,952
Interest expense	(1,967)	--		(1,967)	(1,696)	(18	)(4)	(3,681)
Net interest income	1,539	--		1,539	2,681	51		4,272
Provision for loan losses	--	--		--	(368)	--		(368)
Net interest income after provision for loan losses	1,539	--		1,539	2,313	51		3,904
Non-interest income	120	--		120	556	--		676
Non-interest expense	(1,262)	(9	)(2)	(1,271)	(2,402)	(153	)(5)	(3,826)
Income before income taxes	397	(9)		388	467	(101)		754
Income tax expense	(134)	3		(131)	(140)	34		(237)

Net income	$263	$(6)		$257	$327	$(67)		$517

Basic earnings per share	$0.08			$0.13				$0.16

Diluted earnings per share	$0.08			$0.13				$0.15
____________________

(Footnotes on page 49)

December 31, 2007 Pro Forma Income Statement – Maximum, as Adjusted, of Offering Range.  The following table presents pro forma income statement information for the six months ended December 31, 2007 for Home Federal Bancorp and First Louisiana Bancshares, at the adjusted maximum of the offering range, including 2,116,000 shares sold in the offering and 1,324,720 shares issued to shareholders of First Louisiana Bancshares in the merger.

	Home Federal Bancorp Historical	Offering Adjustments (1)		Home Federal Bancorp Pro Forma as Converted	First Louisiana Bancshares Historical	Merger Adjustments(1)		Home Federal Bancorp Pro Forma Consolidated
	(Dollars in thousands)
Interest income	$3,506	$--		$3,506	$4,377	$69	(3)	$7,952
Interest expense	(1,967)	--		(1,967)	(1,696)	(18	)(4)	(3,681)
Net interest income	1,539	--		1,539	2,681	51		4,272
Provision for loan losses	--	--		--	(368)	--		(368)
Net interest income after provision for loan losses	1,539	--		1,539	2,313	51		3,904
Non-interest income	120	--		120	556	--		676
Non-interest expense	(1,262)	(14	)(2)	(1,276)	(2,402)	(153	)(5)	(3,831)
Income before income taxes	397	(14)		383	467	(101)		749
Income tax expense	(134)	5		(129)	(140)	34		(235)

Net income	$263	$(9)		$254	$327	$(67)		$514

Basic earnings per share	$0.08			$0.08				$0.12

Diluted earnings per share	$0.08			$0.08				$0.11
____________________
(Footnotes on following page)

June 30, 2007 Pro Forma Income Statement – Minimum of Offering Range.  The following table presents pro forma income statement information for the year ended June 30, 2007 for Home Federal Bancorp and for the 12 months ended June 30, 2007 for First Louisiana Bancshares, at the minimum of the offering range, including 1,530,000 shares sold in the offering and 1,324,720 shares issued to shareholders of First Louisiana Bancshares in the merger.

	Home Federal Bancorp Historical	Offering Adjustments (1)		Home Federal Bancorp Pro Forma as Converted	First Louisiana Bancshares Historical	Merger Adjustments(1)		Home Federal Bancorp Pro Forma Consolidated
	(Dollars in thousands)
Interest income	$6,590	$--		$6,590	$7,948	$139	(3)	$14,677
Interest expense	(3,448)	--		(3,448)	(2,667)	(35	)(4)	(6,150)
Net interest income	3,142	--		3,142	5,281	104		8,527
Provision for loan losses	(1)	--		(1)	(1,001)	--		(1,002)
Net interest income after provision for loan losses	3,141	--		3,141	4,280	104		7,524
Non-interest income	240	--		240	1,509	--		1,749
Non-interest expense	(2,417)	(18	)(2)	(2,435)	(4,414)	(306	)(5)	(7,155)
Income before income taxes	964	(18)		946	1,375	(202)		2,119
Income tax expense	(327)	6		(321)	(330)	69		(582)

Net income	$637	$(12)		$625	$1,045	$(133)		$1,537

Basic earnings per share	$0.19			$0.30				$0.45

Diluted earnings per share	$0.19			$0.30				$0.43
____________________

(Footnotes on following page)

June 30, 2007 Pro Forma Income Statement – Maximum, as Adjusted, of Offering Range.  The following table presents pro forma income statement information for the year ended June 30, 2007 for Home Federal Bancorp and for the 12 months ended June 30, 2007 for First Louisiana Bancshares, at the adjusted maximum of the offering range, including 2,380,500 shares sold in the offering and 1,324,720 shares issued to shareholders of First Louisiana Bancshares in the merger.

	Home Federal Bancorp Historical	Offering Adjustments (1)		Home Federal Bancorp Pro Forma as Converted	First Louisiana Bancshares Historical	Merger Adjustments(1)		Home Federal Bancorp Pro Forma Consolidated
	(Dollars in thousands)
Interest income	$6,590	$--		$6,590	$7,948	$139	(3)	$14,677
Interest expense	(3,448)	--		(3,448)	(2,667)	(35	)(4)	(6,150)
Net interest income	3,142	--		3,142	5,281	104		8,527
Provision for loan losses	(1)	--		(1)	(1,001)	--		(1,002)
Net interest income after provision for loan losses	3,141	--		3,141	4,280	104		7,524
Non-interest income	240	--		240	1,509	--		1,749
Non-interest expense	(2,417)	(28	)(2)	(2,445)	(4,414)	(306	)(5)	(7,165)
Income before income taxes	964	(28)		936	1,375	(202)		2,109
Income tax expense	(327)	10		(317)	(330)	69		(579)

Net income	$637	$(18)		$619	$1,045	$(133)		$1,530

Basic earnings per share	$0.19			$0.19				$0.34

Diluted earnings per share	$0.19			$0.19				$0.32
____________________
(1)
Adjustments to record estimated interest income to be earned on the net proceeds of the offering and interest income to be foregone as a result of funding the cash portion of the merger consideration to shareholders of First Louisiana Bancshares will be recorded as incurred.  In accordance with Article 11 of Regulation S-X, such adjustments are not reflected in the pro forma income statements and related per share calculations.  The estimated interest income assuming the net cash proceeds of $13.2 million and $21.0 million from the conversion and offering at the minimum and maximum of the offering range, as adjusted, are invested at an average pre-tax yield of 3.34% and 4.91% for the six months ended December 31, 2007 and the year ended June 30, 2007, respectively, would be approximately $220,000 and $648,000, respectively, at the minimum of the offering range and $350,000 and $1.0 million at the maximum of the offering range, as adjusted.  The estimated reduction in interest income assuming funding requirements of $9.9 million for the merger and related expenses are invested at an average pre-tax yield of 3.34% and 4.91% for the six months ended December 31, 2007 and the year ended June 30, 2007, respectively, would be approximately $165,000 and $486,000.  The yields utilized approximate the yield on a one-year U.S. Treasury Bill adjusted to a constant maturity on December 31, 2007 and June 30, 2007. The additional issuance of shares pursuant to the recognition and retention plan and the additional issuance of options pursuant to the stock option plan are subject to shareholder approval.  Since these estimates are speculative, they are not reflected in the pro forma income statements and related per share calculations.

(2)
Adjustment to record estimated employee stock ownership plan expense assuming shares are employee stock ownership plan shares are released based on the 15 year amortization term and that employee stock ownership plan shares are released at a value of $10.00 per share.

(3)	Accretion of loan discount from purchase accounting.

(4)	Amortization of deposit premium and borrowed funds premium, and accretion of subordinated debentures discount from purchase accounting.

(5)	Amortization of core deposit intangible over an estimated 10 years using the sum of the years digits method and additional depreciation expense with increased value of fixed assets.

ADDITIONAL PRO FORMA CONVERSION DATA

The following tables show information about Home Federal Bancorp's and First Louisiana Bancshares' historical combined consolidated net income and stockholders' equity prior to the conversion and offering and the merger and the new holding company's pro forma consolidated net income and stockholders' equity following the conversion and offering and the merger.  The information provided illustrates our consolidated pro forma net income and stockholders' equity based on the sale of common stock at the minimum, as adjusted, minimum, midpoint, maximum and 15% above the maximum of the offering range, respectively.  In addition, the information illustrates the consolidated pro forma net income and stockholders' equity at the minimum, as adjusted, of the offering range, assuming that Home Federal Bancorp elects to use up to 204,000 of the merger shares to complete the offering.  The actual net proceeds from the sale of the new holding company common stock in the offering cannot be determined until the offering is completed.  However, the net proceeds are currently estimated to be between $12.5 million and $17.2 million, or up to $19.9 million in the event the offering range is increased by approximately 15%, based upon the following assumptions:

•
The new holding company will sell all shares of common stock in the subscription offering and community offering with no shares sold in a syndicated community offering, nor through assisting brokers in the subscription and community offering;

•	The new holding company's employee stock ownership plan will purchase an amount equal to 4.0% of the shares sold in the offering at a price of $10.00 per share with a loan from Home Federal Bancorp;

•	expenses of the conversion and offering, other than the fees to be paid to Sandler O'Neill are estimated to be $950,000;

•	20,300 shares of common stock will be purchased by Home Federal Bancorp's executive officers and directors and their immediate families; and

•
Sandler O'Neill will receive a fee equal to 1.4% of the aggregate purchase price of the shares of common stock sold in the offering, excluding any shares purchased by any employee benefit plans, and any of our directors, officers or employees or members of their immediate families.

We have prepared the following tables, which set forth our historical consolidated net income and stockholders' equity prior to the conversion and offering and the merger and our pro forma consolidated net income and stockholders' equity following the conversion and offering and the merger.  In preparing these tables and in calculating pro forma data, the following assumptions have been made:

•
Pro forma earnings have been calculated assuming the conversion and offering and the merger had been completed at the beginning of the periods and the net proceeds of the offering had been invested at assumed rates of 3.34% and 4.91% for the year ended June 30, 2007 and the six months ended December 31, 2007, respectively, which approximates the yield on a one-year U.S. Treasury bill at such dates.  We have used these assumed yields of 3.34% and 4.91% in lieu of the arithmetic average method because we believe it more accurately reflects the yield that we will receive on the net proceeds of the offering.

•
The pro forma after-tax yields on the net proceeds from the offering were assumed to be 2.20% and 3.29% for the year ended June 30, 2007 and six months ended December 31, 2007 based on an effective tax rate of 34.0%.

•	No withdrawals were made from Home Federal Savings and Loan's deposit accounts for the purchase of shares in the offering.

•
Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of common stock, as adjusted in the pro forma net income per share to give effect to the purchase of shares by the employee stock ownership plan.

•
Pro forma stockholders' equity amounts have been calculated as if the conversion and offering and the merger had been completed on June 30, 2007 and December 31, 2007 and no effect has been given to the assumed earnings effect of the transactions.

The following pro forma information may not be representative of the financial effects of the conversion and offering and the merger at the date on which the offering actually occurs and should not be taken as indicative of future results of operations.  Pro forma stockholders' equity represents the difference between the stated amount of our assets and liabilities computed in accordance with generally accepted accounting principles.  Stockholders' equity does not give effect to intangible assets in the event of a liquidation, to Home Federal Savings and Loan's bad debt reserve or to the liquidation account to be maintained by Home Federal Savings and Loan.  The pro forma stockholders' equity is not intended to represent the fair market value of the common stock and may be different than amounts that would be available for distribution to shareholders in the event of liquidation.

We are offering our common stock on a best efforts basis.  We must issue a minimum of 1,360,000 shares in the conversion and offering and in connection with the merger to complete the transactions.  This minimum issuance may include up to 204,000 shares to be issued to First Louisiana Bancshares shareholders as merger consideration.

The tables on the following pages summarize historical consolidated data of Home Federal Bancorp and Home Federal Bancorp's pro forma data at or for the dates and periods indicated based on the assumptions set forth above and in the tables and should not be used as a basis for projection of the market value of the common stock following the conversion and offering and the merger.

At or For the Year Ended June 30, 2007
1,360,000 shares sold at $10.00 per share (Minimum, as adjusted)	1,360,000 shares sold at $10.00 per share (Minimum of range)	1,600,000 shares sold at $10.00 per share (Midpoint of range)	1,840,000 shares sold at $10.00 per share (Maximum of range)	2,116,000 shares sold at $10.00 per share (15% above Maximum)
(Dollars in thousands, except per share amounts)
Gross proceeds of offering	$13,600	$13,600	$16,000	$18,400	$21,160
Fair value of shares issued in exchange to Home Federal Bancorp shareholders	7,948	7,948	9,350	10,753	12,366
Fair value of shares issued in merger with First Louisiana Bancshares	11,207	13,247	13,247	13,247	13,247
Pro forma value	$32,755	$34,795	$38,598	$42,400	$46,773
Gross proceeds	$13,600	$13,600	$16,000	$18,400	$21,160
Less: estimated offering expenses	(1,101)	(1,130)	(1,162)	(1,194)	(1,232)
Estimated net proceeds	12,499	12,470	14,838	17,206	19,928
Less: merger shares used to complete the offering(10)	(2,040)	--	--	--	--
Less: common stock acquired by employee stock ownership plan(1)	(544)	(544)	(640)	(736)	(846)
Less: common stock to be acquired by recognition and retention plan(2)	(418)	(418)	(491)	(565)	(650)
Plus: assets received from mutual holding company	100	100	100	100	100
Net investable proceeds, as adjusted	$9,597	$11,608	$13,806	$16,004	$18,532
Funds required to effect the merger with First Louisiana Bancshares	9,894	9,894	9,894	9,894	9,894

Consolidated Pro Forma Net Income:
Historical	$1,549	$1,549	$1,549	$1,549	$1,549
Pro forma income on net investable proceeds(3)	311	376	447	519	601
Pro forma impact of funding the merger with First Louisiana Bancshares	(321)	(321)	(321)	(321)	(321)
Pro forma state shares and franchise tax	(67)	(82)	(99)	(115)	(134)
Less: pro forma employee stock ownership plan adjustments(1)	(24)	(24)	(28)	(32)	(37)
Less: pro forma restricted stock award expense(2)	(55)	(55)	(65)	(75)	(86)
Less: pro forma stock option expense(4)	(48)	(48)	(56)	(65)	(74)
Pro forma net income	$1,345	$1,395	$1,428	$1,460	$1,498

Pro forma net income per share:
Historical, as adjusted(5)	$0.48	$0.46	$0.41	$0.37	$0.34
Pro forma income on net investable proceeds	0.10	0.11	0.12	0.13	0.13
Pro forma impact of funding the merger with First Louisiana Bancshares	(0.10)	(0.09)	(0.09)	(0.08)	(0.07)
Pro forma state shares and franchise tax	(0.02)	(0.02)	(0.03)	(0.03)	(0.03)
Less: pro forma employee stock ownership plan adjustments(1)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Less: pro forma restricted stock award expense(2)	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)
Less: pro forma stock option expense(4)	(0.01)	(0.01)	(0.01)	(0.02)	(0.02)
Pro forma net income per share	$0.42	$0.41	$0.38	$0.35	$0.33

Offering price as a multiple of pro forma net income per share	23.8	x	24.4	x	26.3	x	28.6	x	30.3	x
Number of shares used to calculate pro forma net income per share(6)	3,197,274	3,401,274	3,767,745	4,134,215	4,555,456

Pro forma stockholders' equity (book value)(4):
Historical	$42,382	$42,382	$42,382	$42,382	$42,382
Estimated net proceeds	12,499	12,470	14,838	17,206	19,928
Merger shares used to complete the offering	(2,040)	--	--	--	--
Less: common stock acquired by employee stock ownership plan(1)	(544)	(544)	(640)	(736)	(846)
Less: common stock to be acquired by recognition and retention plan(2)	(418)	(418)	(491)	(565)	(650)
Plus: assets received from mutual holding company	100	100	100	100	100
Pro forma stockholders' equity	51,979	53,990	56,188	58,386	60,914
Intangible assets(7)	(13,313)	(13,313)	(13,313)	(13,313)	(13,313)
Pro forma tangible stockholders' equity	$38,666	$40,677	$42,875	$45,073	$47,601

Pro forma stockholders' equity per share(5):
Historical	$12.93	$12.17	$10.97	$9.99	$9.05
Estimated net proceeds	3.81	3.58	3.84	4.05	4.26
Merger shares used to complete the offering	(0.62)	0.00	0.00	0.00	0.00
Less: common stock acquired by employee stock ownership plan(1)	(0.17)	(0.16)	(0.17)	(0.17)	(0.18)
Less: common stock to be acquired by recognition and retention plan(2)	(0.13)	(0.12)	(0.13)	(0.13)	(0.14)
Plus: assets received from mutual holding company	0.03	0.03	0.03	0.02	0.02
Pro forma stockholders' equity per share	15.86	15.51	14.55	13.76	13.01
Intangible assets(7)	(4.06)	(3.82)	(3.45)	(3.14)	(2.84)
Pro forma tangible stockholders' equity	$11.80	$11.68	$11.10	$10.62	$10.17

Offering price as a percentage of pro forma stockholders' equity per share	63.1%	64.5%	68.7%	72.7%	76.8%
Offering price as a percentage of pro forma tangible stockholders' equity per share	84.8%	85.6%	90.1%	94.1%	98.3%
Number of shares used to calculate pro forma stockholders' equity per share(6)	3,278,009	3,482,009	3,862,714	4,243,419	4,681,155

(Footnotes on page 54)

At or For the Six Months Ended December 31, 2007
1,360,000 shares sold at $10.00 per share (Minimum, as adjusted)	1,360,000 shares sold at $10.00 per share (Minimum of range	1,600,000 shares sold at $10.00 per share (Midpoint of range)	1,840,000 shares sold at $10.00 per share (Maximum of range)	2,116,000 shares sold at $10.00 per share (15% above Maximum)
(Dollars in thousands, except per share amounts)
Gross proceeds of offering	$13,600	$13,600	$16,000	$18,400	$21,160
Fair value of shares issued in exchange to Home Federal Bancorp shareholders	7,948	7,948	9,350	10,753	12,366
Fair value of shares issued in merger with First Louisiana Bancshares	11,207	13,247	13,247	13,247	13,247
Pro forma value	$32,755	$34,795	$38,598	$42,400	$46,773
Gross proceeds	$13,600	$13,600	$16,000	$18,400	$21,160
Less: estimated offering expenses	(1,101)	(1,130)	(1,162)	(1,194)	(1,232)
Estimated net proceeds	12,499	12,470	14,838	17,206	19,928
Less: merger shares used to complete the offering(10)	(2,040)	--	--	--	--
Less: common stock acquired by employee stock ownership plan(1)	(544)	(544)	(640)	(736)	(846)
Less: common stock to be acquired by recognition and retention plan(2)	(418)	(418)	(491)	(565)	(650)
Plus: assets received from mutual holding company	100	100	100	100	100
Net investable proceeds, as adjusted	$9,597	$11,608	$13,806	$16,004	$18,532
Funds required to effect the merger with First Louisiana Bancshares	9,894	9,894	9,894	9,894	9,894

Consolidated Pro Forma Net Income:
Historical	$523	$523	$523	$523	$523
Pro forma income on net investable proceeds(3)	106	128	152	176	204
Pro forma impact of funding the merger with First Louisiana Bancshares	(109)	(109)	(109)	(109)	(109)
Pro forma state shares and franchise tax	(34)	(41)	(49)	(58)	(67)
Less: pro forma employee stock ownership plan adjustments(1)	(12)	(12)	(14)	(16)	(19)
Less: pro forma restricted stock award expense(2)	(28)	(28)	(32)	(37)	(43)
Less: pro forma stock option expense(4)	(24)	(24)	(28)	(32)	(37)
Pro forma net income	$423	$437	$442	$447	$453

Pro forma net income per share:
Historical, as adjusted(5)	$0.17	$0.16	$0.14	$0.13	$0.12
Pro forma income on net investable proceeds	0.03	0.04	0.04	0.04	0.05
Pro forma impact of funding the merger with First Louisiana Bancshares	(0.03)	(0.03)	(0.03)	(0.03)	(0.02)
Pro forma state shares and franchise tax	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)
Less: pro forma employee stock ownership plan adjustments(1)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Less: pro forma restricted stock award expense(2)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Less: pro forma stock option expense(4)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Pro forma net income per share	$0.13	$0.13	$0.12	$0.11	$0.10

Offering price as a multiple of pro forma net income per share	38.5	x	38.5	x	41.7	x	45.5	x	50.0	x
Number of shares used to calculate pro forma net income per share(6)	3,131,491	3,335,491	3,690,352	4,045,213	4,453,109

Pro forma stockholders' equity (book value)(4):
Historical	$45,011	$45,011	$45,011	$45,011	$45,011
Estimated net proceeds	12,499	12,470	14,838	17,206	19,928
Merger shares used to complete the offering	(2,040)	--	--	--	--
Less: common stock acquired by employee stock ownership plan(1)	(544)	(544)	(640)	(736)	(846)
Less: common stock to be acquired by recognition and retention plan(2)	(418)	(418)	(491)	(565)	(650)
Plus: assets received from mutual holding company	100	100	100	100	100
Pro forma stockholders' equity	54,608	56,619	58,817	61,015	63,543
Intangible assets(7)
(13,313)	(13,313)	(13,313)	(13,313)	(13,313)
Pro forma tangible stockholders' equity	$41,295	$43,306	$45,504	$47,702	$50,230

Pro forma stockholders' equity per share(5):
Historical	$13.74	$12.94	$11.66	$10.62	$9.62
Estimated net proceeds	3.82	3.58	3.84	4.06	4.26
Merger shares used to complete the offering	(0.62)	0.00	0.00	0.00	0.00
Less: common stock acquired by employee stock ownership plan(1)	(0.17)	(0.16)	(0.17)	(0.17)	(0.18)
Less: common stock to be acquired by recognition and retention plan(2)	(0.13)	(0.12)	(0.13)	(0.13)	(0.14)
Plus: assets received from mutual holding company	0.03	0.03	0.03	0.02	0.02
Pro forma stockholders' equity per share	16.67	16.27	15.24	14.39	13.59
Intangible assets(7)	(4.06)	(3.83)	(3.45)	(3.14)	(2.85)
Pro forma tangible stockholders' equity per share	$12.61	$12.45	$11.79	$11.25	$10.74

Offering price as a percentage of pro forma stockholders' equity per share	60.0%	61.5%	65.6%	69.5%	73.6%
Offering price as a percentage of pro forma tangible stockholders' equity per share	79.3%	80.3%	84.8%	88.9%	93.1%
Number of shares used to calculate pro forma stockholders' equity per share(8)	3,275,515	3,479,515	3,859,780	4,240,046	4,677,276

(Footnotes on following page)

_______________________
(1)
Assumes that the employee stock ownership plan will acquire a number of shares equal to 4.0% of Home Federal Bancorp's common stock to be sold in the conversion and offering.  The employee stock ownership plan will borrow the funds used to acquire these shares from the net proceeds of the offering retained by Home Federal Bancorp.  The amount of this borrowing has been reflected as a reduction from gross proceeds to determine estimated net investable proceeds.  This borrowing will have an interest rate of 7.25%, and a term of 15 years.  Home Federal Savings and Loan intends to make contributions to the employee stock ownership plan in amounts at least equal to the principal and interest requirement of the debt.  Interest income that Home Federal Bancorp will earn on the loan will offset the interest paid on the loan by Home Federal Savings and Loan.  As the debt is paid down, shares will be released for allocation to participants' accounts and shareholders' equity will be increased.
The adjustment to pro forma net income for the employee stock ownership plan reflects the after-tax compensation expense associated with the plan, based on an assumed effective tax rate of 34.0%.  Applicable accounting principles require that compensation expense for the employee stock ownership plan be based upon shares committed to be released and that unallocated shares be excluded from earnings per share computations.  An equal number of shares (6.7% of the total, based on a 15-year loan) will be released each year over the term of the loan.  The valuation of shares committed to be released would be based upon the average market value of the shares during the year, which, for purposes of this calculation, was assumed to be equal to the $10.00 per share purchase price.  If the average market value per share is greater than $10.00 per share, total employee stock ownership plan expense would be greater.

(2)
Assumes that Home Federal Bancorp will purchase in the open market a number of shares equal to 3.07% of the shares of Home Federal Bancorp common stock sold in the offering, that will be reissued as restricted stock awards under the recognition and retention plan proposed to be adopted following the conversion and offering.  Repurchases will be funded with cash on hand at Home Federal Bancorp or with dividends paid to Home Federal Bancorp by Home Federal Savings and Loan.  The cost of these shares has been reflected as a reduction from gross proceeds to determine estimated net investable proceeds.  In calculating the pro forma effect of the restricted stock awards, it is assumed that the required shareholder approval has been received, that the shares used to fund the awards were acquired at the beginning of the respective period and that the shares were acquired at the $10.00 per share purchase price.  The issuance of authorized but unissued shares of common stock instead of shares repurchased in the open market would dilute the ownership interests of existing shareholders, by approximately 1.3%, assuming the midpoint of the offering range.  The adjustment to pro forma net income for the restricted stock awards reflects the after-tax compensation expense associated with the awards.  It is assumed that the fair market value of a share of Home Federal Bancorp common stock was $10.00 at the time the awards were made, that all shares were granted in the first year after the conversion and offering, that shares of restricted stock issued under the recognition and retention plan vest over a five-year period, or 20% per year, that compensation expense is recognized on a straight-line basis over each vesting period so that 20% of the value of the shares awarded was an amortized expense during each year, and that the combined federal and state income tax rate was 34.0%.  If the fair market value per share is greater than $10.00 per share on the date shares are awarded then, total recognition and retention plan expense would be greater.

(3)
Pro forma income on net investable proceeds is equal to the net proceeds less the cost of acquiring shares in the open market at the $10.00 per share purchase price to fund the employee stock ownership plan and the restricted stock awards under the recognition and retention plan multiplied by the after-tax reinvestment rate.  The after-tax reinvestment rate is equal to 3.24% and 2.20% for the year ended June 30, 2007 and six months ended December 31, 2007, respectively, based on the following assumptions: combined federal and state income tax rate of 34.0% and a pre-tax reinvestment rate of 4.91% and 3.34% for the year ended June 30, 2007 and six months ended December 31, 2007, respectively.

(4)
The adjustment to pro forma net income for stock options reflects the compensation expense associated with the stock options (assuming no federal tax benefit) that may be granted under the new stock option plan to be adopted following the conversion and offering.  If the new stock option plan is approved by shareholders, a number of shares equal to 7.68% of Home Federal Bancorp's common stock sold in the offering will be reserved for future issuance upon the exercise of stock options that may be granted under the plan.  Using the Black-Scholes option-pricing formula, each option is assumed to have a value of $2.50 based on the following assumptions: exercise price, $10.00; trading price on date of grant, $10.00; dividend yield, 2.53%; expected life, six years; expected volatility, 21.30%; and risk-free interest rate, 4.04%.  It is assumed that all stock options were granted in the first year after the offering, that stock options granted under the stock option plan vest over a five-year period, or 20.0% per year, that compensation expense is recognized on a straight-line basis over each vesting period so that 20.0% of the value of the options awarded was an amortized expense during each year.  If the fair market value per share is different than $10.00 per share on the date options are awarded under the stock option plan, or if the assumptions used in the option-pricing formula are different from those used in preparing this pro forma data, the value of the stock options and the related expense would be different.  Applicable accounting standards do not prescribe a specific valuation technique to be used to estimate the fair value of employee stock options.  Home Federal Bancorp may use a valuation technique other than the Black-Scholes option-pricing formula and that technique may produce a different value.  The issuance of authorized but unissued shares of common stock to satisfy option exercises instead of shares repurchased in the open market would dilute the ownership interests of existing shareholders by approximately 3.3%, assuming the midpoint of the offering range.

(5)
The historical net income per share has been adjusted to reflect the exchange ratio of the additional shares to be issued by Home Federal Bancorp in exchange for the shares of Home Federal Bancorp common stock.  As reported, the basic net income per share of Home Federal Bancorp for the year ended June 30, 2007 and six months ended December 31, 2007 was $0.19 and $0.08, respectively.

(6)
The number of shares used to calculate pro forma net income per share is equal to the total number of shares to be outstanding upon completion of the conversion and offering, less the number of shares purchased by the employee stock ownership plan not committed to be released within one year following the conversion and offering.  The number of shares used to calculate pro forma shareholders' equity per share is equal to the total number of shares to be outstanding upon completion of the conversion and offering.

(7)	Includes $13.3 million of goodwill and core deposit intangibles resulting from the merger with First Louisiana Bancshares.
(8)	Includes 1,324,720 shares issued to shareholders of First Louisiana Bancshares in the merger.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF HOME FEDERAL BANCORP

General

Home Federal Bancorp's profitability depends primarily on net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, investment securities and interest-earning deposits in other institutions, and interest expense on interest-bearing deposits and borrowings from the Federal Home Loan Bank of Dallas. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing.  Home Federal Bancorp's profitability also depends, to a lesser extent, on non-interest income, provision for loan losses, non-interest expenses and federal income taxes.

Historically, our business has consisted primarily of originating single-family real estate loans secured by property in our market area.  Typically, single-family loans involve a lower degree of risk and carry a lower yield than commercial real estate, construction, commercial business and consumer loans.  Our loans are primarily funded by certificates of deposit, which typically have a higher interest rate than passbook accounts.  The combination of these factors along with our significant percentage of assets which are lower yielding securities, has resulted in low interest rate spreads and returns on equity.  Due to the low interest rate environment in recent years, a significant amount of our loans have been refinanced.  Rather than reinvest the proceeds from these refinancings in long-term, low yielding loans, we have invested in marketable securities in order to position ourselves more favorably for a rising interest rate environment.  Because investment securities generally yield less than loans, however, our net interest margin has been further pressured and our net interest income has remained stable at $3.1 million for the year ended June 30, 2007 and $3.2 million for the year ended June 30, 2006.  Our net interest income was $1.5 million for the first six months of fiscal 2008, compared to $1.6 million for the prior year period.

Home Federal Bancorp's operations and profitability are subject to changes in interest rates, applicable statutes and regulations and general economic conditions, as well as other factors beyond our control.

Business Strategy

Our business strategy is focused on operating a growing and profitable community-oriented financial institution.  The acquisition of First Louisiana Bancshares is an integral component of such strategy.  As a result of the merger we expect to:

•
Grow and Diversify Our Loan Portfolio by, among other things, increasing our origination of commercial real estate and business loans. Home Federal Bancorp’s traditional lending activity has been concentrated on the origination of single-family residential loans and, to a lesser degree, consumer loans.  The acquisition of First Louisiana Bancshares will assist us in our goal to develop a loan portfolio more consistent with that of a community bank.  First Louisiana Bancshares’ primary lending activity is the origination of commercial real estate and business loans.  At December 31, 2007, First Louisiana Bancshares’ commercial real estate loans amounted to $45.8 million, or 53.6% of its total loan portfolio, and its commercial business loans amounted to $26.7 million or 31.3% of its total loan portfolio.  On a pro forma basis, as if the merger had been completed as of December 31, 2007, commercial real estate and business loans will account for 63.9% of our total loan portfolio. Commercial real estate, commercial business, construction and development and consumer loans all typically have higher yields and are more interest sensitive than long-term single-family residential mortgage loans.  We plan to continue to grow and diversify our loan portfolio subsequent to the merger, and we intend to continue to grow our holdings of commercial real estate and business loans.  In addition, the net proceeds to be received from the reorganization and offering will increase our loan-to-one borrower limits, which will permit us to originate and retain larger balance, commercial real estate and business loans.

•
Strengthen Our Management Team.  As part of Home Federal Bancorp’s intent to transform itself to be more like a community bank, the acquisition of First Louisiana Bancshares gives Home Federal Bancorp the opportunity to obtain the services of several experienced commercial lenders including Mr. Thomas Glass, currently the chief lending officer of First Louisiana Bancshares, as well as two other experienced senior commercial lending officers with a combined total of more than 100 years of commercial lending experience.

•
Diversify Our Products and Services.  The acquisition of First Louisiana Bancshares also addresses the intent of Home Federal Bancorp to expand its products and services, particularly with respect to loan products.  Home Federal Bancorp has not been in a position to offer to its customers commercial real estate and business loans.  As discussed above, the merger will result in Home Federal Bancorp obtaining the services of several experienced commercial lenders which will allow us to offer to our customers and to the marketplace commercial loan products which we believe will materially improve our competitive position in our market area.  The merger also enables us to expand our involvement in construction and land lending.  The merger with First Louisiana Bancshares also will provide Home Federal with a significant increase in non-interest bearing checking accounts due to the nature of First Louisiana Bancshares’ commercial lending activities.  Consequently, after the merger we intend to emphasize increasing the amount of our checking accounts due to the ability to provide full-service banking relationships to commercial customers.

•
Enhancing Core Earnings.  The acquisition of First Louisiana Bancshares is expected to improve Home Federal Bancorp’s interest rate spread due to the infusion of the substantial amount of commercial real estate and business loans which generally bear interest rates higher than residential real estate loans (the primary component of Home Federal Bancorp’s current loan portfolio) as well as the typical investment securities invested in by Home Federal Bancorp including mortgage-backed securities and U.S. Government and agency securities.  The weighted average yield on First Louisiana Bancshares’ loan portfolio for the year ended December 31, 2007 was 8.87% as compared to 6.81% for Home Federal Bancorp for the six months ended December 31, 2007.  The average interest rate spread for First Louisiana Bancshares for the year ended December 31, 2007 was 4.29% as compared to 1.66% for Home Federal Bancorp for the six months ended December 31, 2007.  Likewise, the acquisition of First Louisiana Bancshares will also result in the infusion of a significant amount of low cost deposits including non-interest-bearing checking accounts which will result in a reduction in Home Federal Bancorp’s weighted average cost of its deposits, the primary component of its interest expense.

•
Expanding our franchise in our market area and contiguous communities.  We intend to pursue opportunities to expand our market area by opening additional de novo banking offices and possibly, through acquisitions of other financial institutions and banking related businesses (although we have no current plans, understandings or agreements with respect to any specific acquisitions).  We expect to focus on contiguous areas to our current locations in Caddo and Bossier Parishes.

•
Strengthening Our Asset Quality.  We expect to strengthen our asset quality.  At December 31, 2007, our non-performing assets totaled $52,000 or 0.04% of total assets.  At the same date, First Louisiana Bancshares’ total non-performing assets totaled $2.6 million or 2.1% of total assets.  A substantial majority of First Louisiana Bancshares’ non-performing assets consists of other real estate owned, all of which are commercial properties.  We intend to continue to aggressively address the resolution of our non-performing assets.  We also intend to continue to stress maintaining high asset quality after the conversion and offering and the merger even as we continue to grow our institution.  Neither Home Federal Bancorp nor First Louisiana Bancshares has any exposure to the sub-prime market for mortgage loans.

Critical Accounting Policies

In reviewing and understanding financial information for Home Federal Bancorp, you are encouraged to read and understand the significant accounting policies used in preparing our consolidated financial statements.  These policies are described in Note 1 of the notes to Home Federal Bancorp's consolidated financial statements included elsewhere in this prospectus.  Our accounting and financial reporting policies conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Accordingly, the consolidated financial statements require certain estimates, judgments, and assumptions, which are believed to be reasonable, based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the periods presented. The following accounting policies comprise those that management believes are the most critical to aid in fully understanding and evaluating our reported financial results. These policies require numerous estimates or economic assumptions that may prove inaccurate or may be subject to variations which may significantly affect our reported results and financial condition for the period or in future periods.

Allowance for Loan Losses.  We have identified the evaluation of the allowance for loan losses as a critical accounting policy where amounts are sensitive to material variation.  The allowance for loan losses is established through a provision for loan losses charged to earnings. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that management believes will cover known and inherent losses in the loan portfolio, based on evaluations of the collectibility of loans. The evaluations take into consideration such factors as changes in the types and amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, estimated losses relating to specifically identified loans, and current economic conditions. This evaluation is inherently subjective as it requires material estimates including, among others, exposure at default, the amount and timing of expected future cash flows on impacted loans, value of collateral, estimated losses on our commercial and residential loan portfolios and general amounts for historical loss experience.  All of these estimates may be susceptible to significant change as more information becomes available.

While management uses the best information available to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance. Historically, our estimates of the allowance for loan loss have not required significant adjustments from management's initial estimates. In addition, the Office of Thrift Supervision, as an integral part of their examination processes, periodically reviews our allowance for loan losses. The Office of Thrift Supervision may require the recognition of adjustments to the allowance for loan losses based on their judgment of information available to them at the time of their examinations. To the extent that actual outcomes differ from management's estimates, additional provisions to the allowance for loan losses may be required that would adversely impact earnings in future periods.

Income Taxes.  Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method.  Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities and gives current recognition to changes in tax rates and laws.  Realizing our deferred tax assets principally depends upon our achieving projected future taxable income.  We may change our judgments regarding future profitability due to future market conditions and other factors.  We may adjust our deferred tax asset balances if our judgments change.

Comparison of Financial Condition at December 31, 2007 and June 30, 2007

At December 31, 2007, total assets amounted to $128.1 million compared to $118.8 million at June 30, 2007, an increase of approximately $9.3 million, or 7.8%.  This increase was primarily due to an increase in cash and cash equivalents of $11.0 million, or 276.6%, and an increase in loans receivable of $2.6 million, or 10.3%.  These increases were partially offset by a decrease in Home Federal Bancorp's deferred tax asset of $1.2 million, or 80.6%, and a decrease in investment securities of $2.7 million, or 3.1%.

The increase in cash and cash equivalents was due primarily to proceeds received through deposits, principal payments on securities and advances from the Federal Home Loan Bank of Dallas.  The increase in loans receivable was primarily due to the purchase of first mortgage loans originated by another mortgage loan company.  The purchased loans are from a mortgage originator located in Arkansas and are secured by one-to-four-family residential properties in predominantly rural areas of Louisiana and Arkansas, and to a lesser extent, Texas and Mississippi.  While the purchased loans are originated as fixed rate loans, Home Federal receives an adjustable rate of interest.  Under the terms of the loan agreements, the seller retains servicing rights and agrees to repurchase any loan that becomes more than 90 days delinquent for as long as such loans are outstanding.  At December 31, 2007, the balance of purchased loans approximated $11.8 million, including $10.6 million of loans from the mortgage originator in Arkansas.  The decrease in investment securities was primarily due to sale of securities, partially offset by an increase in the market value of securities available for sale and the purchase of new securities.

Total liabilities amounted to $97.6 million at December 31, 2007 an increase of approximately $6.6 million, or 7.3%, compared to total liabilities of $91.0 million at June 30, 2007. The primary reason for the increase in liabilities was due to the $3.3 million, or 4.2%, increase of customers' deposits due to normal deposits inflow, and a $3.5 million, 28.8%, increase in advances from the Federal Home Loan Bank.

Stockholders' equity increased $2.6 million, or 9.5%, to $30.4 million at December 31, 2007 compared to $27.8 million at June 30, 2007.  This increase was primarily the result of the reduction in Accumulated Other Comprehensive Loss associated with securities available-for-sale of $2.3 million, or 82.2%, the recognition of net income of $263,000 for the six months ended December 31, 2007, and the distribution of shares associated with the Company's Recognition and Retention Plan of $156,000.  These increases were offset by dividends of $147,000 paid during the six months ended December 31, 2007, and the acquisition of treasury shares of $38,000.

Comparison of Financial Condition at June 30, 2007 and June 30, 2006

Total assets increased $4.8 million, or 4.2%, to $118.8 million at June 30, 2007 compared to $114.0 million at June 30, 2006.  This increase was primarily due to an increase in loans receivable and held-for-sale of $5.8 million and partially offset by a decrease in cash and cash equivalents of $958,000 compared to the prior year period.

Loans receivable, net increased $4.3 million, or 20.6%, from $20.9 million at June 30, 2006 to $25.2 million at June 30, 2007.  The increase in loans receivable, net was attributable primarily to an increase in one-to-four family residential loans of $3.0 million, and an increase in home equity and second mortgage loans of $1.2 million.  The increase in one-to-four family residential loans was primarily a result of loans purchased from a loan originator in Arkansas.  The increase in home equity and second mortgage loans was primarily a result of our normal marketing efforts within the Shreveport-Bossier City market area and the general increase in demand for these types of loan products.

Cash and cash equivalents decreased $958,000, or 18.3%, from $4.9 million at June 30, 2006 to $4.0 million at June 30, 2007.  Securities available for sale remained stable from June 30, 2006 to June 30, 2007 at $83.7 million.

During the past two years, we have experienced significant loan prepayments due to the heavy volume of loan refinancing.  However, when interest rates were at their cyclical lows, management was reluctant to invest in long-term, fixed rate mortgage loans for portfolio and instead sold the majority of the long-term, fixed rate mortgage loan production.  During the past two years, we have attempted to strengthen our interest-rate risk position and favorably structure our balance sheet to take advantage of a rising rate environment by purchasing investment securities classified as available for sale.

Total liabilities increased $5.5 million, or 6.4%, from $85.5 million at June 30, 2006 to $91.0 million at June 30, 2007 due primarily to an increase in deposits of $6.4 million over the prior year period, partially offset by a decrease of $1.0 million, or 7.5%, in FHLB advances.  The increase in deposits was attributable primarily to increases in our certificates of deposit, due to increases in the rates paid on such accounts, as well as increases in non-interest bearing and NOW accounts, partially offset by decreases in money market and passbook savings accounts.  Certificates of deposit increased $6.0 million, or 10.5%, from $57.0 million at June 30, 2006 to $63.0 million at June 30, 2007.

Stockholders' equity decreased $727,000, or 2.5%, to $27.8 million at June 30, 2007 due primarily to treasury stock acquisitions for fiscal 2007 of $1.6 million, partially offset by accumulated comprehensive income of $275,000 and net income of $637,000. The change in accumulated other comprehensive income was primarily due to the change in net unrealized loss on securities available for sale due to recent minor declines in interest rates.

The net unrealized loss on securities available for sale is affected by interest rate fluctuations.  Generally, an increase in interest rates will have an adverse impact while a decrease in interest rates will have a positive impact.

Average Balances, Net Interest Income, and Yields Earned and Rates Paid. The following tables show for the periods indicated the total dollar amount of interest from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin.  Tax-exempt income and yields have not been adjusted to a tax-equivalent basis. All average balances are based on monthly balances. Management does not believe that the monthly averages differ significantly from what the daily averages would be.

		Six Months Ended December 31,
		2007			2006
	Yield/Rate at December 31, 2007	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Interest-earning assets:	(Dollars in thousands)
Investment securities	5.21%	$88,577	$2,375	5.36%	$87,154	$2,285	5.24%
Loans receivable(1)	6.81	28,407	1,045	7.36	21,860	801	7.33
Interest-earning deposits	3.84	3,789	86	4.54	5,301	124	4.68
Total interest-earning assets	5.54%	120,773	3,506	5.81%	114,315	3,210	5.62%
Non-interest-earning assets		6,565			5,541
Total assets		$127,338			$119,856

Interest-bearing liabilities:
Savings accounts	.50%	$4,425	11	.50%	$4,753	12	.50%
NOW accounts	.16	6,833	8	.23	6,863	8	.23
Money market accounts	.40	2,904	6	.41	3,118	6	.39
Certificate accounts	4.73	64,460	1,542	4.78	58,914	1,281	4.35
Total deposits	3.77	78,622	1,567	3.99	73,648	1,307	3.55
FHLB advances	4.99	16,146	400	4.95	14,896	327	4.39
Total interest-bearing liabilities	3.97%	94,768	$1,967	4.15%	88,544	$1,634	3.69%
Non-interest-bearing liabilities		1,059			896
Total liabilities		95,827			89,440
Total stockholders' equity(2)		31,511			30,416
Total liabilities and equity		$127,338			$119,856
Net interest-earning assets		$26,005			$25,771
Net interest income; average interest rate spread(3)			$1,539	1.66%		$1,576	1.93%
Net interest margin(4)				2.55%			2.76%
Average interest-earning assets to average interest-bearing liabilities				127.44%			129.11%
____________________
(1)	Includes non-accrual loans during the respective periods.
(2)	Includes retained earnings and accumulated other comprehensive loss.
(3)	Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities.
(4)	Net interest margin is net interest income divided by net average interest-earning assets.

	Year Ended June 30,
	2007			2006			2005
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Interest-earning assets:	(Dollars in thousands)
Investment securities	$86,552	$4,550	5.26%	$80,734	$4,039	5.00%	$71,088	$3,358	4.72%
Loans receivable(1)	23,680	1,739	7.34	20,141	1,420	7.05	22,973	1,568	6.83
Interest-earning deposits	5,633	301	5.35	4,936	205	4.15	5,406	137	2.54
Total interest-earning assets	115,865	6,590	5.69%	105,811	5,664	5.35%	99,467	5,063	5.09%
Non-interest-earning assets	4,875			6,774			5,323
Total assets	$120,740			$112,585			$104,790

Interest-bearing liabilities:
Savings accounts	$4,630	23	.49%	$5,009	24	.48%	$5,368	27	.50%
NOW accounts	6,983	15	.21	7,597	16	.21	6,041	13	.22
Money market accounts	3,030	12	.40	3,516	14	.40	4,129	17	.41
Certificate accounts	60,344	2,710	4.49	56,269	2,054	3.65	53,335	1,710	3.21
Total deposits	74,987	2,760	3.68	72,391	2,108	2.91	68,873	1,767	2.57
FHLB advances	14,883	688	4.63	9,320	325	3.49	8,471	262	3.10
Total interest-bearing liabilities	89,870	$3,448	3.84%	81,711	$2,433	2.98%	77,344	$2,029	2.62%
Non-interest-bearing liabilities	899			688			649
Total liabilities	90,769			82,399			77,993
Total stockholders' equity(2)	29,971			30,186			26,797
Total liabilities and equity	$120,740			$112,585			$104,790
Net interest-earning assets	$25,995			$24,100			$22,123
Net interest income; average interest rate spread(3)		$3,142	1.85%		$3,231	2.37%		$3,034	2.47%
Net interest margin(4)			2.71%			3.05%			3.05%
Average interest-earning assets to average interest-bearing liabilities			128.93%			129.49%			128.60%
____________________
(1)	Includes nonaccrual loans during the respective periods.
(2)	Includes retained earnings and accumulated other comprehensive loss.
(3)	Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities.
(4)	Net interest margin is net interest income divided by net average interest-earning assets.

Rate/Volume Analysis.  The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected Home Federal Bancorp's interest income and interest expense during the periods indicated.  For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (change in volume multiplied by prior year rate), (2) changes in rate (change in rate multiplied by current year volume), and (3) total change in rate and volume.  The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	Six Months ended December 31,			Year Ended June 30,
	2007 vs. 2006			2007 vs. 2006			2006 vs. 2005
	Increase (Decrease) Due to		Total Increase (Decrease	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)
	Rate	Volume		Rate	Volume		Rate	Volume
Interest income:	(In thousands)
Investment securities	$53	$37	$90	$220	$291	$511	$225	$455	$680
Loans receivable, net	4	240	244	69	250	319	44	(192)	(148)
Interest-earning deposits	(3)	(35)	(38)	67	29	96	79	(11)	68
Total interest-earning assets	54	242	296	356	570	926	348	252	600
Interest expense:
Savings accounts	--	(1)	(1)	1	(2)	(1)	(1)	(2)	(3)
NOW accounts	--	--	--	--	(1)	(1)	--	3	3
Money market accounts	--	--	--	--	(2)	(2)	--	(3)	(3)
Certificate accounts	140	121	261	507	149	656	248	95	343
Total deposits	140	120	260	508	144	652	247	93	340
FHLB advances	46	27	73	169	194	363	37	26	63
Total interest-bearing liabilities	186	147	333	677	338	1,015	284	119	403
(Decrease) Increase in net interest income	$(132)	$95	$(37)	$(321)	$232	$(89)	$64	$133	$197

Comparison of Operating Results for the Six Months Ended December 31, 2007 and December 31, 2006

General. For the six months ended December 31, 2007, net income amounted to $263,000, compared to $332,000 for the same period in 2007, a decrease of $69,000, or 20.8%.  The decrease was primarily due to decreases in net interest income and non-interest income, and an increase in non-interest expense.  These were partially offset by a decrease in income tax expense.

Net Interest Income. Net interest income for the six months ended December 31, 2007, was $1.5 million, a decrease of $37,000, or 2.3%, in comparison to the six months ended December 31, 2006.  This decrease was due primarily to the increase in interest expense incurred on deposit accounts and advances from the Federal Home Loan Bank, partially offset by an increase in total interest income.

The average interest rate spread was 1.66% for the six months ended December 31, 2007, compared to 1.93% for the six months ended December 31, 2006.  The net interest margin was 2.55% for the six months ended December 31, 2007, compared to 2.76% for the six months ended December 31, 2006.  The decrease in net interest income and net interest margin is attributable primarily to the increase in interest expense on interest-bearing liabilities and average cost associated with deposits and advances from the Federal Home Loan Bank.  The average rate paid on interest-bearing liabilities was 4.15% for the six months ended December 31, 2007 compared to 3.69% for the six months ended December 31, 2006, an increase of 46 basis points.  The average yield on interest-earning assets was 5.81% for the six months ended December 31, 2007 compared to 5.62% for the six months ended December 31, 2006, an increase of 19 basis points.

Interest expense increased $333,000, or 20.4%, to $2.0 million for the six months ended December 31, 2007 compared to the six months ended December 31, 2006, primarily as a result of an increase in the average rate paid and average balance of certificate accounts and an increase in average Federal Home Loan Bank borrowings and the average cost of such borrowings.

Provision for Losses on Loans. Based on an analysis of historical experience, the volume and type of lending conducted by Home Federal Savings and Loan, the status of past due principal and interest payments, general economic conditions in Home Federal Savings and Loan's market area and other factors related to the collectibility of Home Federal Savings and Loan's loan portfolio, no provisions for loan losses were made during the six months ended December 31, 2007 or 2006.  Home Federal Savings and Loan's allowance for loan losses was $235,000, or 0.81% of total loans, at December 31, 2007 compared to $235,000, or 1.01% of total loans at December 31, 2006.  At December 31, 2007, Home Federal had non-performing loans of $19,000 and other non-performing assets of $33,000.  Home Federal did not have any non-performing loans at December 31, 2006.  There can be no assurance that the loan loss allowance at December 31, 2007 will be sufficient to cover all losses on non-performing loans at that date.

Non-interest Income.  Total non-interest income amounted to $120,000 for the six months ended December 31, 2007, compared to $151,000 for the same period in 2006.  The decrease was primarily due to decreases in gain on sale of securities and other income.

Non-interest Expense.  Total non-interest expense increased $37,000, or 3.0%, for the six months ended December 31, 2007 compared to the prior year period.  The increase was primarily due to an increase of $37,000, or 4.9%, in compensation and benefits expense, and an increase in audit and professional fees of $8,000, offset by a decrease in occupancy and equipment expense of $8,000, due to routine maintenance expense incurred during the quarter ended December 31, 2006.

The increase in compensation and benefits expenses was a result of normal compensation increases including increased recognition and retention plan expense due to the acceleration of vesting of awards during the six month period following the death of a participant.  Compensation expense recognized for the Stock Option and Recognition and Retention Plans amounted to $32,446 and $86,375, respectively, for the six months ended December 31, 2007.

Effective January 1, 2006, Home Federal Bancorp, through its subsidiary Home Federal Savings and Loan, became subject to the Louisiana bank shares tax.  This tax is assessed on the Home Federal Savings and Loan's equity and earnings.  For the six months ended December 31, 2007, the Company recognized franchise and bank shares tax expense of $72,600.

Provision for Income Tax Expense.  Income taxes amounted to $134,000 and $171,000 for the six months ended December 31, 2007 and 2006, respectively, resulting in an effective tax rate of 33.8% and 34.0%, respectively.

Comparison of Operating Results for the Years Ended June 30, 2007 and 2006

General.  Net income amounted to $637,000 for the year ended June 30, 2007, an increase of $3,000 compared to net income of $634,000 for the year ended June 30, 2006.  This increase was due to an increase in non-interest income, partially offset by a decrease in net interest income and an increase in non-interest expense.

Net Interest Income.  Net interest income amounted to $3.1 million for fiscal year 2007 compared to $3.2 million for fiscal year 2006.

The average interest rate spread declined from 2.37% for fiscal 2006 to 1.85% for fiscal 2007 while the average balances of net interest-earning assets increased from $24.1 million to $26.0 million during the same periods.  The percentage of average interest-earning assets to average interest-bearing liabilities decreased to 128.93% for fiscal 2007 compared to 129.49% for fiscal 2006.  The decrease in the average interest rate spread reflects the low interest rate environment and management's decision to temporarily invest in lower rate securities available for sale rather than long-term, fixed rate residential mortgage loans.  Additionally, Home Federal Bancorp's average cost of funds increased 86 basis points in fiscal 2007 compared to fiscal 2006 as the Federal Reserve was aggressively raising short-term rates.  Competition for deposits in our market area led us to increase the average rates paid on certificates of deposit 84 basis points in fiscal 2007 compared to fiscal 2006.  Net interest margin declined to 2.71% in fiscal 2007 compared to 3.05% for fiscal 2006.

Interest income increased $926,000, or 16.3%, to $6.6 million for fiscal 2007 compared to fiscal 2006.  This increase was primarily due to an increase in the average yield on all interest earning assets and an increase in the average balance of all interest earning assets. The increase in average yields on interest earning assets reflects rising interest rates in general during fiscal 2007. The increase in the average balance of investment securities was due to the redeployment of proceeds from payment and prepayment of loans, largely as a result of refinancing and loan sales, and the investment of such funds in investment securities classified as available-for-sale.  The increase in the average balance of loans receivable was primarily due to the purchase of mortgage loans originated by a third party mortgage company.  Our agreement with the mortgage company provides that they will retain servicing and are required to repurchase such loans for as long as such loans are outstanding if they are not performing according to their terms.

Interest expense increased $1.0 million, or 41.8%, to $3.4 million for fiscal 2007 compared to fiscal 2006 primarily as a result of an increase in the average rate paid and average balance of certificate accounts and an increase in average Federal Home Loan Bank borrowings and the average cost of such borrowings.

Provision for Loan Losses.  The allowance for loan losses is established through a provision for loan losses charged to earnings as losses are estimated to have occurred in our loan portfolio.  Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of the underlying collateral and prevailing economic conditions.  The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information or events, it is probable that we will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement.  When a loan is impaired, the measurement of such impairment is based upon the fair value of the collateral of the loan.  If the fair value of the collateral is less than the recorded investment in the loan, we will recognize the impairment by creating a valuation allowance with a corresponding charge against earnings.

An allowance is also established for uncollectible interest on loans classified as substandard. Substandard loans are those loans which are in excess of ninety days delinquent.  The allowance is established by a charge to interest income equal to all interest previously accrued and income is subsequently recognized only to the extent that cash payments are received.  When, in management's judgment, the borrower's ability to make interest and principal payments is back to normal, the loan is returned to accrual status.

A minimal provision was made to the allowance in fiscal 2007.  No provision was made to the allowance in fiscal 2006 because the allowance was maintained at a level believed, to the best of management's knowledge, to cover all known and inherent losses in the loan portfolio, both probable and reasonable.

Non-Interest Income.  Non-interest income amounted to $240,000 for the year ended June 30, 2007, an increase of $95,000, or 65.5%, compared to non-interest income of $145,000 for the year ended June 30, 2006. Such increase was due to a $116,000 increase in gain on sale of securities, partially offset by a $21,000 decrease in gain on sale of loans.  The decrease in gain on sale of loans was due to a decrease in originations of long-term, fixed rate residential loans for sale.

Non-Interest Expense.  Non-interest expense remained stable at $2.4 million for fiscal 2007 and 2006.

Provision For Income Tax Expense.  The provision for income taxes amounted to $327,000 for both the fiscal years ended June 30, 2007 and 2006.  Home Federal Bancorp's effective tax rate was 33.9% for both fiscal 2007 and 2006.

Exposure to Changes in Interest Rates

Home Federal Bancorp's ability to maintain net interest income depends upon its ability to earn a higher yield on interest-earning assets than the rates we pay on deposits and borrowings.  Home Federal Bancorp's interest-earning assets consist primarily of securities available-for-sale and long-term residential mortgage loans which have fixed rates of interest.  Consequently, our ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise.  Although long-term, fixed-rate mortgage loans made up a significant portion of our interest-earning assets at December 31, 2007, we sold a substantial amount of our loans and maintained a significant portfolio of securities available-for-sale during the past few years in order to better position Home Federal Bancorp for a rising rate environment.  At December 31, 2007 and 2006, securities available-for-sale amounted to $81.2 million and $84.5 million, respectively, or 63.4% and 68.0%, respectively, of total assets at such dates.  Although this asset/liability management strategy has adversely impacted short-term net income, it provides us with greater flexibility to reinvest such assets in higher-yielding single-family, consumer and commercial business loans in a rising interest rate environment.

Quantitative Analysis.  The Office of Thrift Supervision provides a quarterly report on the potential impact of interest rate changes upon the market value of portfolio equity.  Management reviews the quarterly reports from the Office of Thrift Supervision which show the impact of changing interest rates on net portfolio value.  Net portfolio value is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts.

Net Portfolio Value.  Our interest rate sensitivity is monitored by management through the use of a model which internally generates estimates of the change in our net portfolio value ("NPV") over a range of interest rate scenarios.  NPV is the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts.  The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario.  The following table sets forth our NPV as of December 31, 2007.

Change in Interest Rates In Basis Points (Rate Shock)	Net Portfolio Value			NPV as % of Portfolio Value of Assets
	Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in thousands)
300	$19,908	$(8,319)	(29.47)%	16.87%	(4.77)%
200	22,824	(5,403)	(19.14)	18.67	(2.97)
100	25,669	(2,558)	(9.06)	20.30	(1.34)
Static	28,227	--	--	21.64	--
(100)	29,995	1,768	6.26	22.43	0.79
(200)	30,635	2,408	8.53	22.53	0.89

Qualitative Analysis.   Our ability to maintain a positive "spread" between the interest earned on assets and the interest paid on deposits and borrowings is affected by changes in interest rates.  Our fixed-rate loans generally are profitable if interest rates are stable or declining since these loans have yields that exceed our cost of funds.  If interest rates increase, however, we would have to pay more on our deposits and new borrowings, which would adversely affect our interest rate spread.  In order to counter the potential effects of dramatic increases in market rates of interest, we have underwritten our mortgage loans to allow for their sale in the secondary market.  Total loan originations amounted to $10.5 million and $7.5 million for six months ended December 31, 2007 and 2006, respectively, while loans sold amounted to $9.4 million and $4.8 million during the same respective periods.  More significantly, we have invested excess funds from loan payments and prepayments and loan sales in investment securities classified as available for sale.  As a result, Home Federal Bancorp is not as susceptible to rising interest rates as it would be if its interest-earning assets were primarily comprised of long-term fixed rate mortgage loans.  With respect to its floating or adjustable rate loans, Home Federal Bancorp writes interest rate floors and caps into such loan documents.  Interest rate floors limit our interest rate risk by limiting potential decreases in the interest yield on an adjustable rate loan to a certain level.  As a result, we receive a minimum yield even if rates decline farther and the interest rate on the particular loan would otherwise adjust to a lower amount.  Conversely, interest rate ceilings limit the amount by which the yield on an adjustable rate loan may increase to no more than six percentage points over the rate at the time of origination.  Finally, we intend to place a greater emphasis on shorter-term consumer loans and commercial business loans in the future.

Liquidity and Capital Resources

Home Federal Bancorp maintains levels of liquid assets deemed adequate by management.  We adjust our liquidity levels to fund deposit outflows, repay our borrowings and to fund loan commitments.  We also adjust liquidity as appropriate to meet asset and liability management objectives.

Our primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, loan sales and earnings and funds provided from operations.  While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.  We set the interest rates on our deposits to maintain a desired level of total deposits.  In addition, we invest excess funds in short-term interest-earning accounts and other assets, which provide liquidity to meet lending requirements.  Our deposit accounts with the Federal Home Loan Bank of Dallas amounted to $8.4 million and $3.8 million at December 31, 2007 and 2006, respectively.

A significant portion of our liquidity consists of securities classified as available-for-sale and cash and cash equivalents.  Our primary sources of cash are net income, principal repayments on loans and mortgage-backed securities and increases in deposit accounts.  If we require funds beyond our ability to generate them internally, we have borrowing agreements with the Federal Home Loan Bank of Dallas which provide an additional source of funds.  At December 31, 2007, we had $15.9 million in advances from the Federal Home Loan Bank of Dallas and had $66.1 million in additional borrowing capacity.

At December 31, 2007, the Company had outstanding loan commitments of $2.4 million to originate loans.  At December 31, 2007, certificates of deposit scheduled to mature in less than one year, totaled $42.2 million.  Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case. In addition, the cost of such deposits could be significantly higher upon renewal, in a rising interest rate environment.  We intend to utilize our high levels of liquidity to fund our lending activities.  If additional funds are required to fund lending activities, we intend to sell our securities classified as available-for-sale as needed.

Home Federal Savings and Loan is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 3.0% and 8.0%, respectively.  At December 31, 2007, Home Federal Savings and Loan exceeded each of its capital requirements with ratios of 21.82%, 21.82% and 79.67%, respectively.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as defined by Securities and Exchange Commission rules, and have not had any such arrangements during the six months ended December 31, 2007 or two years ended June 30, 2007.  See Notes 8 and 15 to the Notes to Consolidated Financial Statements contained elsewhere in this prospectus.

Impact of Inflation and Changing Prices

The consolidated financial statements and related financial data presented elsewhere herein regarding Home Federal Bancorp have been prepared in accordance with accounting principles generally accepted in the United States of America which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.  Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature.  As a result, interest rates generally have a more significant impact on Home Federal Bancorp's performance than does the effect of inflation.  Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

BUSINESS OF HOME FEDERAL BANCORP

General

Home Federal Bancorp, Inc. of Louisiana, a federal corporation, was formed in January 2005 to serve as the stock holding company for Home Federal Savings and Loan Association.  In connection with the reorganization of Home Federal Savings and Loan into the mutual holding company form of organization, Home Federal Bancorp sold 1,423,583 shares of its common stock in a subscription and community offering at a price of $10.00 per share.  Home Federal Bancorp also issued 60% of its then outstanding common stock in the reorganization to Home Federal Mutual Holding Company of Louisiana, or 2,135,375 shares.  As of December 31, 2007, Home Federal Mutual Holding Company held 63.1% of Home Federal Bancorp's issued and outstanding common stock.  Home Federal Savings and Loan is a federally chartered, stock savings and loan association and is subject to federal regulation by the Federal Deposit Insurance Corporation and the Office of Thrift Supervision.  Services are provided to its customers by three offices, all of which are located in the City of Shreveport, Louisiana.  The area served by Home Federal Savings and Loan is primarily the Shreveport-Bossier City metropolitan area; however, loan and deposit customers are found dispersed in a wider geographical area covering much of northwest Louisiana.  In addition, Home Federal Savings and Loan purchases packages of single family loans from a mortgage originator in Arkansas that are secured by properties primarily located in predominantly rural areas of Louisiana, Arkansas and Texas.  At December 31, 2007, such loans amounted to $10.6 million, or 37.7% of the total loan portfolio, and had an average age of approximately four years.

Home Federal Bancorp's only business activity is to hold all of the outstanding common stock of Home Federal Savings and Loan.  Home Federal Bancorp is authorized to pursue other business activities permitted by applicable laws and regulations for savings and loan holding companies, which may include the issuance of additional shares of common stock to raise capital or to support mergers or acquisitions and borrowing funds for reinvestment in Home Federal Savings and Loan.

Home Federal Bancorp does not own or lease any property, but instead uses the premises, equipment and furniture of Home Federal Savings and Loan.  At the present time, Home Federal Bancorp employs only persons who are officers of Home Federal Savings and Loan to serve as officers of Home Federal Bancorp and may also use the support staff of Home Federal Savings and Loan from time to time.  These persons are not separately compensated by Home Federal Bancorp.

Home Federal Savings and Loan is a federally chartered savings and loan association located in Shreveport, Louisiana, which is the parish seat of Caddo Parish.  Home Federal Savings and Loan's business consists primarily of attracting deposits from the general public and using those funds to invest in securities and originate single-family and consumer loans.

Market Area

Home Federal Bancorp's primary market area for loans and deposits is in northwest Louisiana, particularly Caddo Parish and neighboring communities in Bossier Parish, which are located in the Shreveport-Bossier City metropolitan statistical area.

The city of Shreveport, which is located in Caddo Parish, is 185 miles east of Dallas, Texas, 200 miles south of Little Rock, Arkansas and 265 miles northwest of Baton Rouge.  According to the U.S. Census Bureau, Caddo Parish had an estimated population of approximately 253,000 people in 2006.  Between 2000 and 2006, the population of Caddo Parish grew 0.4%, compared to a decline in the overall population of Louisiana of 4.1% for the same period.

In 2006, the median household income in Caddo Parish was $32,509.  According to the U.S. Department of Labor, the unemployment rate as of December 2007 was 4.3% in Caddo Parish, compared to 3.8% for the entire state of Louisiana and 4.8% nationwide.  In 2006, Caddo Parish had a total of 113,000 housing units, 15.0% of which were vacant.  Of the total housing units, 69.0% were single-unit structures, 21.0% were in multi-unit structures and 10.0% were mobile homes.

The Shreveport-Bossier City metropolitan statistical area is considered the economic and healthcare center for northwest Louisiana, east Texas and southwest Arkansas.  According to the U. S. Department of Housing and Urban Development in its January 1, 2006, Analysis of the Shreveport-Bossier City, Louisiana Housing Market, available at www.huduser.org, in our market area, Barksdale Air Force Base is currently the leading employer, followed by Louisiana State University Medical Center and about 8,300 workers are employed in the five casinos located in the market area.  The General Motors Corporation manufacturing plant, which assembles light trucks and the Hummer H3, employs approximately 2,600 workers.

Construction, educational and health services, information, and leisure and hospitality sectors are expected to be the primary sources for employment growth in the near term.  Approximately $1.0 billion in public- and private-sector construction projects are currently planned or in process, including improvements at the Kansas City Southern Railway switchyard, the construction of two steel manufacturing plants at the Port of Shreveport-Bossier, the recently completed Shreveport Convention Center and InterTech Science Park, a $500 million redevelopment project in central Shreveport.  On completion, the technology development is expected to include commercial building space, a hotel, a convention center, retail and restaurant space, and a 16-acre residential subdivision.  The construction project is expected to take 25 years and generate 6,000 new technology jobs, with an annual payroll of $225 million.

Barksdale AFB, located in Bossier Parish, employs an estimated 7,900 active duty and reserve personnel and 2,000 civilian and contract employees.  The Air Force Cyberspace Command is being considered for location at Barksdale AFB.  We expect that if the command center is approved, it will have a significant impact on the local economy due to the high salaries associated with the engineering and technical consulting positions that will be created at the base and by its contractors.

Competition

We face significant competition both in attracting deposits and in making loans. Our most direct competition for deposits has come historically from commercial banks, credit unions and other savings institutions located in the primary market area, including many large financial institutions which have greater financial and marketing resources available to them. In addition, we face significant competition for investors' funds from short-term money market securities, mutual funds and other corporate and government securities.  We do not rely upon any individual group or entity for a material portion of our deposits. Our ability to attract and retain deposits depends on our ability to generally provide a rate of return, liquidity and risk comparable to that offered by competing investment opportunities.

Our competition for real estate loans comes principally from mortgage banking companies, commercial banks, other savings institutions and credit unions. We compete for loan originations primarily through the interest rates and loan fees we charge, and the efficiency and quality of services we provide borrowers.  Factors which affect competition include general and local economic conditions, current interest rate levels and volatility in the mortgage markets. Competition may increase as a result of the continuing reduction of restrictions on the interstate operations of financial institutions.

At June 30, 2007, the latest date for which data is available from the Federal Deposit Insurance Corporation at www.fdic.gov, the size of the market in the Shreveport-Bossier City metropolitan statistical area, as defined by total Federal Deposit Insurance Corporation insured deposits, was $4.5 billion, populated by 112 branch offices.  Assuming the merger with First Louisiana Bank was completed as of June 30, 2007, we would have had total deposits of $163.4 million which represents a market share of 3.6%.

Subsidiaries

At December 31, 2007, Home Federal Bancorp had one subsidiary, Home Federal Savings and Loan.  Home Federal Savings and Loan's only subsidiary at such date was Metro Financial Services, Inc., an inactive, wholly-owned subsidiary.

Employees

Home Federal Savings and Loan had 17 full-time employees and two part-time employees at December 31, 2007. None of these employees are covered by a collective bargaining agreement, and we believe that we enjoy good relations with our personnel.

Lending Activities

General.  At December 31, 2007, Home Federal Bancorp's net loan portfolio amounted to $28.8 million, representing approximately 22.4% of total assets at that date.  Historically, our principal lending activity has been the origination of one- to four-family residential loans.  At December 31, 2007, one- to four-family residential loans totaled $19.0 million, or 67.6% of the total loan portfolio.  As part of our desire to diversify the loan portfolio, we also offer consumer loans, which includes home equity loans, second mortgage loans and lines of credit and totaled $5.5 million, or 19.5% of the total loan portfolio at December 31, 2007.  If the merger is completed, and we acquire First Louisiana Bancshares, the composition of our loan portfolio will change.  First Louisiana Bancshares' primary lending activity is the origination of commercial real estate and commercial business loans.  At December 31, 2007, First Louisiana Bancshares' commercial real estate loans amounted to $45.8 million, or 53.6% of the total loan portfolio, and commercial business loans amounted to $26.7 million, or 31.3% of the total loan portfolio.

The types of loans that we may originate are subject to federal and state laws and regulations. Interest rates charged on loans are affected principally by the demand for such loans and the supply of money available for lending purposes and the rates offered by our competitors. These factors are, in turn, affected by general and economic conditions, the monetary policy of the federal government, including the Federal Reserve Board, legislative and tax policies, and governmental budgetary matters.

A savings institution generally may not make loans to one borrower and related entities in an amount which exceeds 15% of its unimpaired capital and surplus.  In addition, upon application the Office of Thrift Supervision permits a savings institution to lend up to an additional 15% of unimpaired capital and surplus to one borrower to develop domestic residential housing units.  At December 31, 2007, our regulatory limit on loans-to-one borrower was $4.2 million and the five largest loans or groups of loans-to-one borrower, including related entities, aggregated $3.1 million, $270,000, $355,000, $443,000 and $422,000.  Each of our five largest loans or groups of loans was performing in accordance with its terms at December 31, 2007.  The $1.5 million loan commitment described below is to our largest borrower.  As a result of the total exposure of $4.6 million, we have applied to and received the approval of the Office of Thrift Supervision to utilize the higher lending limit for this loan relationship.  If we had completed the acquisition of First Louisiana Bank, our loans to one borrower limit at December 31, 2007, would have increased to $5.5 million.  We do not expect, however, to materially increase the size of our loans nor change our lending policy.

Loans to or guaranteed by general obligations of a state or political subdivision are not subject to the foregoing lending limits.  Our board of directors has authorized a loan commitment of approximately $1.5 million to a limited partnership established by the Housing Authority of Bossier City, Louisiana, which we expect to be entered into in the third or fourth quarter of fiscal 2008.  The loan will be secured by a first mortgage lien on real estate and low to moderate income rental units in Bossier City, Louisiana as well as a conditional assignment of rents.  The commitment letter will include a condition that the Housing Authority of Bossier City, Louisiana executes takeout agreements with respect to our position in the event of default.

Loan Portfolio Composition. The following table shows the composition of our loan portfolio by type of loan at the dates indicated.

	December 31, 2007		June 30,
			2007		2006		2005		2004		2003
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Real estate loans:	(Dollars in thousands)
One- to four-family residential	$19,016	67.64%	$16,669	65.27%	$13,721	64.72%	$19,301	80.79%	$20,903	90.82%	$30,341	93.62%
Other mortgage	3,619	12.87	3,650	14.29	3,164	14.92	837	3.50	101	.44	116	.36
Total real estate loans	22,635	80.51	20,319	79.56	16,885	79.64	20,138	84.29	21,004	91.26	30,457	93.98

Consumer loans:
Home equity loans and second mortgage loans	4,209	14.97	4,454	17.43	3,287	15.50	2,776	11.62	1,077	4.69	1,046	3.23
Savings account	490	1.74	283	1.11	613	2.89	470	1.97	590	2.56	714	2.20
Equity lines of credit	719	2.56	427	1.67	374	1.76	500	2.09	343	1.49	187	.58
Other	60	.22	57	.23	43	.21	6	.03	1	--	5	.01
Total consumer loans	5,478	19.49	5,221	20.44	4,317	20.36	3,752	15.71	2,011	8.74	1,952	6.02
Total loans	28,113	100.00%	25,540	100.00%	21,202	100.00%	23,890	100.00%	23,015	100.00%	32,409	100.00%
Less:
Allowance for loan losses	(235)		(235)		(235)		(235)		(235)		(235)
Deferred loan fees	(89)		(94)		(101)		(80)		(101)		(183)
Net loans(1)	$27,789		$25,211		$20,866		$23,575		$22,679		$31,991
_________________________
(1)	Does not include loans held for sale amounting to $961,644, $1,478,434, $0, $70,000, $108,000 and $1.2 million at December 31, 2007, June 30, 2007, 2006, 2005, 2004 and 2003, respectively.

The following table sets forth the composition of each of Home Federal Bancorp’s and First Louisiana Bancshares’ loan portfolio at December 31, 2007 and our pro forma combined loan portfolio as of December 31, 2007 giving effect to the merger of Home Federal Bancorp and First Louisiana Bancshares as if the merger had been completed as of such date.  Estimated purchase accounting adjustments related to fair value adjustments to the First Louisiana Bancshares’ loan portfolio totaling $(374,000) have not been reflected in the pro forma combined portfolio amounts set forth below.  See also “ Management’s Discussion and Analysis of Financial Condition and Results of Operations of First Louisiana Bancshares - Comparison of Financial Condition at December 31, 2007 and December 31, 2006.”

	At December 31, 2007
	Home Federal Bancorp		First Louisiana Bancshares		Pro Forma Combined
	Amount	%	Amount	%	Amount	%
	(Dollars in Thousands)
Real estate loans:
One-to four-family residential (1)	$23,944	85.17%	$5,854	6.85%	$29,798	26.24%
Commercial and multi-family	3,619	12.87	46,950	54.95	50,569	44.53
Total real estate loans	27,563	98.04	52,804	61.80	80,367	70.77

Commercial and industrial	--	--	25,724	30.11	25,724	22.66
Consumer and other (1)	550	1.96	6,913	8.09	7,463	6.57
Total loans	28,113	100.00%	85,441	100.00%	113,554	100.00%

Less:
Allowance for loan losses	(235)		(891)		(1,126)
Deferred loan fees	(89)		(11)		(100)
Net loans	$27,789		$84,539		$112,328
_________________
(1)
For purposes of this presentation, $4.9 million of second mortgage loans and home equity lines of credit classified as consumer loans by Home Federal Savings have been re-classified as one-to-four family residential loans in order to have consistent loan classifications by both institutions.

Origination of Loans.  Our lending activities are subject to the written underwriting standards and loan origination procedures established by the board of directors and management. Loan originations are obtained through a variety of sources, primarily consisting of referrals from real estate brokers and existing customers. Written loan applications are taken by one of our loan officers.  The loan officer also supervises the procurement of credit reports, appraisals and other documentation involved with a loan.  As a matter of practice, we obtain independent outside appraisals on substantially all of our loans.  Under our lending policy, a title opinion must be obtained for each real estate loan.  We also require fire and extended coverage casualty insurance in order to protect the properties securing the real estate loans.  Borrowers must also obtain flood insurance policies when the property is in a flood hazard area.

Our loan approval process is intended to assess the borrower's ability to repay the loan, the viability of the loan and the value of the property that will secure the loan.  Loans up to $417,000, the current Fannie Mae conforming loan limit for single-family mortgage loans, must be approved by our loan committee which consists of the Chief Executive Officer, the principal financial officer and the Vice President of Lending.  Loans in excess of $417,000 must be approved by the board of directors.  In accordance with past practice, all loans are ratified by our board of directors.

During fiscal 2007 and the six months ended December 31, 2007, we also purchased loans from a mortgage originator secured by single-family housing primarily located in predominantly rural areas of Louisiana, Arkansas and Texas.  The loans were generally secured by rural properties and the seller retained servicing rights.  Although the loans were originated with fixed-rates, Home Federal Savings and Loan receives an adjustable-rate of interest equal to the Federal Housing Finance Board rate, with rate floors and ceilings of approximately 5.0% and 8.0%, respectively.  Under the terms of the loan agreements, the seller must repurchase any loan that becomes more than 90 days delinquent.  At December 31, 2007, we had approximately $10.6 million of such loans in our portfolio with an average age of approximately four years.

The following table shows total loans originated, sold and repaid during the periods indicated.

	Six Months Ended December 31,		Year Ended June 30,
	2007	2006	2007	2006	2005
Loan originations:	(In thousands)
One- to four-family residential	$9,587	$5,421	$15,108	$12,076	$6,799
Other mortgage	--	--	530	2,312	843
Consumer	903	2,052	2,842	3,045	3,583
Total loan originations	10,490	7,473	18,480	17,433	11,225
Loans purchased	3,455	2,068	5,797	--	2,086
Total loan originations and loans purchased	13,945	9,541	24,277	17,433	13,311
Loans sold	(9,438)	(4,802)	(12,356)	(2,944)	(2,146)
Loan principal repayments	(2,450)	(2,534)	(6,104)	(17,247)	(10,327)
Total loans sold and principal repayments	(11,888)	(7,336)	(18,460)	(20,191)	(12,473)
(Increase) decrease due to other items, net (1)	521	(256)	(1,472)	49	58
Net increase (decrease) in loan portfolio	$2,578	$1,949	$4,345	$(2,709)	$896
_________________________
(1)	Other items consist of deferred loan fees, the allowance for loan losses and loans held for sale at year end.

Although federal laws and regulations permit savings institutions to originate and purchase loans secured by real estate located throughout the United States, we concentrate our lending activity to our primary market area in Caddo Parish, Louisiana and the surrounding area.  Subject to our loans-to-one borrower limitations, we are permitted to invest without limitation in residential mortgage loans and up to 400% of our capital in loans secured by non-residential or commercial real estate.  We also may invest in secured and unsecured consumer loans in an amount not exceeding 35% of total assets.  This 35% limitation may be exceeded for certain types of consumer loans, such as home equity and property improvement loans secured by residential real property.  In addition, we may invest up to 10% of our total assets in secured and unsecured loans for commercial, corporate, business or agricultural purposes.  At December 31, 2007, we were within each of the above lending limits.

During the six months ended December 31, 2007 and 2006, we sold $9.5 million and $3.1 million of loans, respectively.  We did not recognize a gain or loss on the sale of loans during the six months ended December 31, 2007 or 2006.  Loans were sold during these periods primarily to another financial institution for which we received fee income.  Such loans were sold against forward sales commitments with servicing released and without recourse after a certain amount of time, typically 90 days.  The loans sold primarily consisted of long-term, fixed rate residential real estate loans.  These loans were originated during a period of historically low interest rates and were sold to reduce our interest rate risk.  We will continue to sell loans in the future to the extent we believe the interest rate environment is unfavorable and interest rate risk is unacceptable.

Contractual Terms to Final Maturities.  The following table shows the scheduled contractual maturities of our loans as of the periods indicated, before giving effect to net items.  Demand loans, which are loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less.  The amounts shown below do not take into account loan prepayments.

	December 31, 2007				June 30, 2007
	One- to Four- Family Residential	Other Mortgage	Consumer	Total	One- to Four- Family Residential	Other Mortgage	Consumer	Total
Amounts due after December 31, 2007 and June 30, 2007, respectively, in:	(In thousands)
One year or less	$28	$--	$1,417	$1,445	$15	$--	$1,127	$1,142
After one year through two years	66	--	89	155	116	--	39	155
After two years through three years	39	--	95	134	38	--	153	191
After three years through five years	144	86	652	882	237	95	493	825
After five years through ten years	1,277	18	1,026	2,321	1,113	20	1,151	2,284
After ten years through fifteen years	1,224	--	1,018	2,242	1,294	--	1,067	2,361
After fifteen years	16,238	3,515	1,181	20,934	13,856	3,535	1,191	18,582
Total	$19,016	$3,619	$5,478	$28,113	$16,669	$3,650	$5,221	$25,540

The following table sets forth the dollar amount of all loans at December 31, 2007 and June 30, 2007, before net items, due after December 31, 2008 and June 30, 2008, respectively, which have fixed interest rates or which have floating or adjustable interest rates.

	December 31, 2007			June 30, 2007
	Fixed-Rate	Floating or Adjustable-Rate	Total	Fixed-Rate	Floating or Adjustable-Rate	Total
	(In thousands)

One- to four-family residential	$8,138	$10,878	$19,016	$8,742	$7,927	$16,669
Other mortgage	3,619	--	3,619	3,650	--	3,650
Consumer	5,458	20	5,478	5,199	22	5,221
Total	$17,215	$10,898	$28,113	$17,591	$7,949	$25,540

Scheduled contractual maturities of loans do not necessarily reflect the actual expected term of the loan portfolio. The average life of mortgage loans is substantially less than their average contractual terms because of prepayments. The average life of mortgage loans tends to increase when current mortgage loan rates are higher than rates on existing mortgage loans and, conversely, decrease when rates on current mortgage loans are lower than existing mortgage loan rates (due to refinancing of adjustable-rate and fixed-rate loans at lower rates). Under the latter circumstance, the weighted average yield on loans decreases as higher yielding loans are repaid or refinanced at lower rates.

One- to Four-Family Residential Real Estate Loans.  Our primary lending activity is the origination of loans secured by single-family residences. At December 31, 2007, $19.0 million, or 67.6%, of the total loan portfolio, before net items, consisted of one- to four-family residential loans.

The loan-to-value ratio, maturity and other provisions of the loans made by us generally have reflected the policy of making less than the maximum loan permissible under applicable regulations, in accordance with sound lending practices, market conditions and underwriting standards established by us.  Our current lending policy on one- to four-family residential loans generally limits the maximum loan-to-value ratio to 80% or less of the appraised value of the property although we will lend up to a 95% loan-to-value ratio with private mortgage insurance.  These loans are amortized on a monthly basis with principal and interest due each month and generally include "due-on-sale" clauses.

At December 31, 2007, $8.1 million, or 42.8%, of our one- to four-family residential mortgage loans were fixed-rate loans.  Fixed-rate loans generally have maturities ranging from 15 to 30 years and are fully amortizing with monthly loan payments sufficient to repay the total amount of the loan with interest by the end of the loan term.  Our fixed-rate loans generally are originated under terms, conditions and documentation which permit them to be sold to U.S. Government-sponsored agencies, such as the Federal Home Loan Mortgage Corporation, and other investors in the secondary mortgage market. Consistent with our asset/liability management, we have sold a significant portion of our long-term, fixed rate loans over the past two years.

Although we offer adjustable rate loans, substantially all of the single-family loan originations over the last few years have consisted of fixed-rate loans due to the low interest rate environment.  The adjustable-rate loans held in portfolio typically have interest rates which adjust on an annual or semi-annual basis.  The loans we originate generally have an annual cap of 2% on any increase or decrease and a cap of 6% above or below the initial rate over the life of the loan.  Such loans are underwritten based on the initial rate plus 2%.  The loans we purchase from an Arkansas loan originator have an adjustable rate of interest tied to the Federal Housing Finance Board Rate and adjust each January 1 and July 1.  The rates are subject to a floor of no less than 5.0% and a ceiling of approximately 8.0%.

Consumer Loans.  We are authorized to make loans for a wide variety of personal or consumer purposes.  We originate consumer loans in order to accommodate our customers and because such loans generally have shorter terms and higher interest rates than residential mortgage loans.  The consumer loans we offer consist of home equity and second mortgage loans, loans secured by deposit accounts with us, equity lines of credit and automobile loans.  However, we do not intend to materially expand our product offerings and instead intend to focus on increasing the volume of our current products, primarily home equity and second mortgage loans.  At December 31, 2007, $5.5 million, or 19.5% of the total loan portfolio consisted of consumer loans compared to $5.2 million, or 22.4% of the loan portfolio at December 31, 2006.

Of the $5.5 million of consumer loans held at December 31, 2007, $4.2 million consisted of home equity and second mortgage loans compared to $5.0 million of home equity and second mortgage loans at December 31, 2006.  These loans are secured by the underlying equity in the borrower's residence.  We do not require that we hold the first mortgage on the properties that secure the second mortgage loans.  The amount of our second mortgage loans generally cannot exceed a loan-to-value ratio of 80% after taking into consideration the first mortgage loan.  These loans are typically three-to-five year balloon loans with fixed rates and contain an on-demand clause that allows us to call the loan in at any time.

We offer loans secured by deposit accounts held with us, which loans amounted to $490,000, or 1.7% of the total loan portfolio at December 31, 2007.  Such loans are originated for up to 90% of the account balance, with a hold placed on the account restricting the withdrawal of the account balance.  The interest rate on the loan is equal to the interest rate paid on the account plus 2%.  These loans typically are payable on demand with a maturity date of one year.

We also offer lines of credit secured by a borrower's equity in real estate which loans amounted to $719,000 or 2.6% of the total loan portfolio at December 31, 2007.  The rates and terms of such lines of credit depend on the history and income of the borrower, purpose of the loan and collateral.  Lines of credit will not exceed 90% of the value of the equity in the collateral.

Consumer loans generally have shorter terms and higher interest rates than residential mortgage loans, but generally entail greater credit risk than residential mortgage loans, particularly those loans secured by assets that depreciate rapidly, such as automobiles, boats and recreational vehicles.  In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower.  In particular, amounts realizable on the sale of repossessed automobiles may be significantly reduced based upon the condition of the automobiles and the fluctuating demand for used automobiles.

Loan Origination and Other Fees. In addition to interest earned on loans, we generally receive loan origination fees or "points" for originating loans. Loan points are a percentage of the principal amount of the mortgage loan and are charged to the borrower in connection with the origination of the loan.

Asset Quality

General.  Home Federal Bancorp's collection procedures provide that when a loan is 15 days past due, a late charge notice is sent to the borrower requesting payment.  If the delinquency continues at 30 days, personal contact efforts are attempted, either in person or by telephone.  If a loan becomes 60 days past due and no progress has been made in resolving the delinquency, a collection letter from legal counsel is sent and personal contact is attempted.  When a loan continues in a delinquent status for 90 days or more, and a repayment schedule has not been made or kept by the borrower, generally a notice of intent to foreclose is sent to the borrower.  If the delinquency is not cured, foreclosure proceedings are initiated.  In most cases, deficiencies are cured promptly.  While we generally prefer to work with borrowers to resolve such problems, we will institute foreclosure or other collection proceedings when necessary to minimize any potential loss.

Loans are placed on non-accrual status when management believes the probability of collection of interest is doubtful.  When a loan is placed on non-accrual status, previously accrued but unpaid interest is deducted from interest income.  We generally discontinue the accrual of interest income when the loan becomes 90 days past due as to principal or interest unless the credit is well secured and we believe we will fully collect.

Real estate and other assets we acquire as a result of foreclosure or by deed-in-lieu of foreclosure are classified as real estate owned until sold.  We held $33,000 of real estate owned at December 31, 2007 compared to none at December 31, 2006.

Delinquent Loans.  The following tables show the delinquencies in our loan portfolio as of the dates indicated.

	December 31, 2007
	30-89 Days Overdue		90 or More Days Overdue
	Number of Loans	Principal Balance	Number of Loans	Principal Balance
	(Dollars in thousands)
One- to four-family residential	2	$3	1	$19
Other mortgage	--	--	--	--
Consumer	--	--	--	--
Total delinquent loans	2	$3	1	$19
Delinquent loans to total loans, net		.01%		.07%
Delinquent loans to total loans		.01%		.07%

	June 30, 2007				June 30, 2006
	30-89 Days Overdue		90 or More Days Overdue		30-89 Days Overdue		90 or More Days Overdue
	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance
	(Dollars in thousands)
One- to four-family residential	2	$123	2	$116	3	$40	1	$1
Other mortgage	--	--	--	--	--	--	--	--
Consumer	--	--	--	--	--	--	--	--
Total delinquent loans	2	$123	2	$116	3	$40	1	$1
Delinquent loans to total loans, net		.49%		.46%		.19%		--%
Delinquent loans to total loans		.48%		.45%		.19%		--%

Non-Performing Assets.  The following table shows the amounts of our non-performing assets (defined as non-accruing loans, accruing loans 90 days or more past due and real estate owned) at the dates indicated.  We did not have troubled debt restructurings at any of the dates indicated.

	December 31,	June 30,
	2007	2007	2006		2005	2004	2003
Non-accruing loans:	(Dollars in thousands)
One- to four-family residential	$19	$116	$--		$--	$--	$--
Other mortgage	--	--	--		--	--	--
Consumer	--	--	--		--	--	--
Total non-accruing loans	$19	$116	$--		$--	$--	$--
Accruing loans 90 days or more past due:
One- to four-family residential	$--	$--	$1		$--	$--	$70
Other mortgage	--	--	--		--	2	--
Consumer	--	--	--		--	--	--
Total accruing loans 90 days or more past due	--	--	1		--	2	70
Total non-performing loans(1)	19	116	1		--	2	70
Real estate owned, net	33	--	--		--	--	--
Total non-performing assets	$52	$116	$1		$--	$2	$70
Total non-performing loans as a percent of loans, net	.07%	.46%	n/m	*	--%	--%	.22%
Total non-performing assets as a percent of total assets	.04%	.10%	n/m	*	--%	--%	.07%
_________________________
*	Not meaningful.
(1)	Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.

The following table sets forth the pro forma amounts of non-performing assets (defined as non-accruing loans, accruing loans 90 days or more past due and real estate owned) as of December 31, 2007 giving effect to the merger of Home Federal Bancorp and First Louisiana Bancshares as if it had been completed as of such date.  Estimated purchase accounting adjustments amounting to $(374,000) reflecting fair value adjustments to the loan portfolio of First Louisiana Bancshares are not reflected in such presentation.  See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations of First Louisiana Bancshares - Comparison of Operating Results for the Years Ended December 31, 2007 and December 31, 2006 - Provision for Losses on Loans.”

As of or for the Six Months Ended December 31, 2007
(Dollars in thousands)

Non-accruing loans:
One-to four-family residential	$19
Commercial real estate	159
Commercial and industrial	149
Consumer	10
Total non-accruing loans	337
Accruing loans 90 days or more past due	--
Total non-performing loans	337
Real estate owned, net	2,335
Total non-performing assets	$2,672
Troubled debt restructurings	1,727
Total non-performing assets and troubled debt structurings	$4,399
Total non-performing loans as a percentage of loans, net	0.30%
Total non-performing assets as a percentage of total assets(1)	1.00%
Total non-performing assets and troubled debt restructurings as a percentage of total assets(1)	1.64%
Allowance for loan losses	$1,126
Allowance for loan losses as a percentage of non-performing loans	334.12%
Allowance for loan losses as a percentage of non-performing loans and troubled debt restructurings	54.55%
Allowance for loan losses as a percentage of total loans outstanding	0.99%
Total charge-offs for the period	$425
Charge-offs as a percentage of average loans for the period	0.36%
________________________
(1)	Assumes the conversion and offering is completed at the minimum of the offering range.

At June 30, 2007, non-performing loans totaled $116,000 which amounted to 0.46% of net loans.  At December 31, 2007, non-performing loans totaled $19,000, or ..07% of net loans.  We also had $33,000 of other real estate owned at such date, resulting in total non-performing assets of $52,000 or .04% of total assets. Other real estate owned consists of one residential property.  We do not expect to incur any material losses on the disposition of such property.

Classified Assets.  Federal regulations require that each insured savings institution classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, federal examiners have authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: "substandard," "doubtful" and "loss." Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a higher possibility of loss. An asset classified loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. Another category designated "special mention" also must be established and maintained for assets which do not currently expose an insured institution to a sufficient degree of risk to warrant classification as substandard, doubtful or loss. Assets classified as substandard or doubtful require the institution to establish general allowances for loan losses. If an asset or portion thereof is classified as loss, the insured institution must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified loss, or charge-off such amount. General loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses do not qualify as regulatory capital. Federal examiners may disagree with an insured institution's classifications and amounts reserved.  Assets classified as substandard at December 31, 2007 amounted to $19,000.  None were classified as doubtful or loss at December 31, 2007.

Allowance for Loan Losses.  At December 31, 2007, our allowance for loan losses amounted to $235,000.  The allowance for loan losses is maintained at a level believed, to the best of our knowledge, to cover all known and inherent losses in the portfolio both probable and reasonable to estimate at each reporting date.  The level of allowance for loan losses is based on our periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing conditions.  We are primarily engaged in originating single-family residential loans.  Our management considers the deficiencies of all classified loans in determining the amount of allowance for loan losses required at each reporting date.  Our management analyzes the probability of the correction of the substandard loans' weaknesses and the extent of any known or inherent losses that we might sustain on them.

While management believes that it determines the size of the allowance based on the best information available at the time, the allowance will need to be adjusted as circumstances change and assumptions are updated. Future adjustments to the allowance could significantly affect net income.

The following table shows changes in our allowance for loan losses during the periods presented.  We did not have any charge-offs or recoveries during the six months ended December 31, 2007 and 2006 and fiscal 2006, 2005, 2004 and 2003.  During fiscal year 2007, one consumer loan with a balance of $1,000 was charged off directly to the provision for bad debt expense. There were no recoveries during fiscal 2007.

	Six Months Ended December 31,			At or For the Year Ended June 30,
	2007		2006	2007	2006		2005	2004		2003
	(Dollars in thousands)
Total loans outstanding at end of period	$28,113		$23,140	$25,540	$21,202		$23,890	$23,014		$32,409
Average loans outstanding	28,407		21,860	23,680	20,141		22,973	27,277		43,912

Allowance for loan losses, beginning of period	235		235	235	235		235	235		709
Provision for loan losses	--		--	1	--		--	--		(474)
Charge-offs	--		--	(1)	--		--	--		--
Allowance for loan losses, end of period	235		235	235	235		235	235		235

Allowance for loan losses as a percent of non-performing loans	n/m	*	164.33%	202.59%	n/m	*	--%	n/m	*	335.71%
Allowance for loan losses as a percent of loans outstanding	.84%		1.02%	.92%	1.11%		0.98%	1.02%		0.73%
_________________________
*	Not meaningful.

At December 31, 2007, First Louisiana Bancshares' allowance for loan losses totaled $891,000 or 280.4% of non-performing loans and 1.0% of total loans outstanding.

The following table shows how our allowance for loan losses is allocated by type of loan at each of the dates indicated.

	December 31, 2007		June 30,
			2007		2006		2005		2004		2003
	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans
	(Dollars in thousands)

One- to four-family residential	$235	67.64%	$235	65.27%	$235	64.72%	$235	80.79%	$235	90.83%	$235	93.62%
Other mortgage	--	12.87	--	14.29	--	14.92	--	3.50	--	.44	--	.36
Consumer	--	19.49	--	20.44	--	20.36	--	15.71	--	8.73	--	6.02
Total	$235	100.00%	$235	100.00%	$235	100.00%	$235	100.00%	$235	100.00%	$235	100.00%

Investment Securities

We have authority to invest in various types of securities, including mortgage-backed securities, U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, certificates of deposit at federally insured banks and savings institutions, certain bankers' acceptances and federal funds.  Our investment strategy is established by the board of directors.

The following table sets forth certain information relating to our investment securities portfolio at the dates indicated.

	December 31, 2007		June 30,
			2007		2006		2005
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)
Securities Held to Maturity:
FHLB stock	$779	$779	$779	$779	$649	$649	$632	$632
Mortgage-backed securities	552	570	629	643	776	793	981	1,024
Total securities held to maturity	1,331	1,349	1,408	1,422	1,425	1,442	1,613	1,656

Securities Available for Sale:
FHLB and FNMA Notes	--	--	--	--	1,992	1,975	1,976	1,980
Corporate securities	2,349	2,286	2,290	2,227	2,180	2,121	2,094	2,057
Mortgage-backed securities	79,580	78,877	85,767	81,525	84,243	79,598	71,222	71,723
Total securities available for sale	81,929	81,163	88,057	83,752	88,415	83,694	75,292	75,760
Total investment securities	$83,260	$82,512	$89,465	$85,174	$89,840	$85,136	$76,905	$77,416

The following tables set forth the amount of investment securities which contractually mature during each of the periods indicated and the weighted average yields for each range of maturities at December 31, 2007.  The amounts reflect the fair value of our securities at December 31, 2007 and June 30, 2007.

	Amounts at December 31, 2007 Which Mature In
	One Year or Less	Weighted Average Yield	Over One Year Through Five Years	Weighted Average Yield	Over Five Through Ten Years	Weighted Average Yield	Over Ten Years	Weighted Average Yield
	(Dollars in thousands)
Bonds and other debt securities:
Mortgage-backed securities	$--	--%	$102	6.08%	$556	5.94%	$78,790	5.22%
Equity securities(1):
ARM Fund	--	--	--	--	--	--	2,286	5.02
FHLB stock	--	--	--	--	--	--	779	5.17
Total investment securities and FHLB stock	$--	--%	$102	6.08%	$556	5.94%	$81,855	5.21%
________________________
(1)	None of the listed equity securities has a stated maturity.

	Amounts at June 30, 2007 Which Mature In
	One Year or Less	Weighted Average Yield	Over One Year Through Five Years	Weighted Average Yield	Over Five Through Ten Years	Weighted Average Yield	Over Ten Years	Weighted Average Yield
	(Dollars in thousands)
Bonds and other debt securities:
Mortgage-backed securities	$3	7.13%	$119	6.08%	$85	7.45%	$81,961	5.08%
Equity securities(1):
ARM Fund	--	--	--	--	--	--	2,227	5.07
FHLB stock	--	--	--	--	--	--	779	4.83
Total investment securities and FHLB stock	$3	7.13%	$119	6.08%	$85	7.45%	$84,967	5.07%
________________________
(1)	None of the listed equity securities has a stated maturity.

Our investment in equity securities consists primarily of FHLB stock and a $2.3 million (book value) investment in an adjustable-rate mortgage fund (referred to as the ARM Fund).  The fair value of the ARM Fund has traditionally correlated with the interest rate environment.  Our investment in the ARM Fund has not experienced any unusual or significant declines in fair value or negative amortizations due to the recent downturn in the housing and mortgage lending industries.  At December 31, 2007, the unrealized loss on this investment was $63,000.  Home Federal Bancorp has the ability and the intent to hold such investment until it recovers its value.

Mortgage-backed securities represent a participation interest in a pool of one- to four-family or multi-family mortgages. The mortgage originators use intermediaries (generally U.S. Government agencies and government-sponsored enterprises) to pool and repackage the participation interests in the form of securities, with investors receiving the principal and interest payments on the mortgages. Such U.S. Government agencies and government-sponsored enterprises guarantee the payment of principal and interest to investors.

Mortgage-backed securities are typically issued with stated principal amounts, and the securities are backed by pools of mortgages that have loans with interest rates that are within a range and have varying maturities. The underlying pool of mortgages, i.e., fixed-rate or adjustable-rate, as well as prepayment risk, are passed on to the certificate holder. The life of a mortgage-backed pass-through security approximates the life of the underlying mortgages.

Our mortgage-backed securities consist of Ginnie Mae securities, Freddie Mac securities and Fannie Mae securities.  Ginnie Mae is a government agency within the Department of Housing and Urban Development which is intended to help finance government-assisted housing programs. Ginnie Mae securities are backed by loans insured by the Federal Housing Administration, or guaranteed by the Veterans Administration.  The timely payment of principal and interest on Ginnie Mae securities is guaranteed by Ginnie Mae and backed by the full faith and credit of the U.S. Government.  Freddie Mac is a private corporation chartered by the U.S. Government.  Freddie Mac issues participation certificates backed principally by conventional mortgage loans.  Freddie Mac guarantees the timely payment of interest and the ultimate return of principal on participation certificates.  Fannie Mae is a private corporation chartered by the U.S. Congress with a mandate to establish a secondary market for mortgage loans.  Fannie Mae guarantees the timely payment of principal and interest on Fannie Mae securities.  Freddie Mac and Fannie Mae securities are not backed by the full faith and credit of the U.S. Government, but because Freddie Mac and Fannie Mae are U.S. Government-sponsored enterprises, these securities are considered to be among the highest quality investments with minimal credit risks.

Mortgage-backed securities generally yield less than the loans which underlie such securities because of their payment guarantees or credit enhancements which offer nominal credit risk. In addition, mortgage-backed securities are more liquid than individual mortgage loans and may be used to collateralize our borrowings or other obligations.

The following table sets forth the composition of our mortgage-backed securities portfolio at each of the dates indicated.  The amounts reflect the fair value of our mortgage-backed securities at the dates indicated.

	Six Months
	Ended December 31,		June 30,
	2007	2006	2007	2006	2005
Fixed rate:	(In thousands)
GNMA	$381	$477	$433	$524	$671
FHLMC	6,692	7,448	6,962	7,604	8,081
FNMA	70,115	71,338	72,293	69,194	60,037
Total fixed rate	77,188	79,263	79,688	77,322	68,789
Adjustable rate:
GNMA	220	411	292	504	833
FNMA	1,396	1,598	1,492	1,731	2,069
FHLMC	644	736	696	834	1,056
Total adjustable-rate	2,260	2,745	2,480	3,069	3,958
Total mortgage- backed securities	$79,448	$82,008	$82,168	$80,391	$72,747

Information regarding the contractual maturities and weighted average yield of our mortgage-backed securities portfolio at December 31, 2007 and June 30, 2006 is presented in the tables below.  Due to repayments of the underlying loans, the actual maturities of mortgage-backed securities generally are substantially less than the scheduled maturities. The amounts reflect the fair value of our mortgage-backed securities at December 31, 2007 and June 30, 2006.

	Amounts at December 31, 2007 Which Mature In
	One Year or Less	Weighted Average Yield	Over One Through Five Years	Weighted Average Yield	Over Five Years	Weighted Average Yield
	(In thousands)
Fixed rate:
GNMA	$--	--%	$102	6.08%	$279	7.60%
FHLMC	--	--	--	--	6,692	4.78
FNMA	--	--	--	--	70,115	5.25
Total fixed-rate	--	--	--	--	77,086	5.23
Adjustable rate:
GNMA	--	--	--	--	220	4.05
FNMA	--	--	--	--	1,396	5.47
FHLMC	--	--	--	--	644	5.38
Total adjustable-rate	--	--	--	--	2,260	5.30
Total	$--	--%	$102	6.08%	$79,346	5.22%

	Amounts at June 30, 2007 Which Mature In
	One Year or Less	Weighted Average Yield	Over One Through Five Years	Weighted Average Yield	Over Five Years	Weighted Average Yield
	(In thousands)
Fixed rate:
GNMA	$--	--%	$119	6.08%	$314	7.48%
FHLMC	--	--	--	--	6,962	4.71
FNMA	3	7.13	--	--	72,290	5.10
Total fixed-rate	3	7.13	119	6.08	79,566	5.07
Adjustable rate:
GNMA	--	--	--	--	292	3.15
FNMA	--	--	--	--	1,492	5.38
FHLMC	--	--	--	--	696	5.34
Total adjustable-rate	--	--	--	--	2,480	5.11
Total	$3	7.13%	$119	6.08%	$82,046	5.07%

The following table sets forth the purchases, sales and principal repayments of our mortgage-backed securities during the periods indicated.

	Six Months Ended December 31,		At or For the Year Ended June 30,
	2007	2006	2007	2006	2005
	(Dollars in thousands)
Mortgage-backed securities at beginning of period	$86,396	$85,019	$85,019	$72,203	$66,072
Purchases	9,261	18,003	31,261	28,268	15,849
Repayments	(7,476)	(6,087)	(11,133)	(12,205)	(9,765)
Sales	(8,159)	(13,542)	(18,918)	(3,326)	--
Amortizations of premiums and discounts, net	110	99	167	79	47
Mortgage-backed securities at end of period	$80,132	$83,492	$86,396	$85,019	$72,203
Weighted average yield at end of period	5.22%	5.03%	5.07%	4.92%	4.85%

Sources of Funds

General.  Deposits are our primary source of funds for lending and other investment purposes. In addition to deposits, principal and interest payments on loans and investment securities are a source of funds. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. Borrowings may also be used on a short-term basis to compensate for reductions in the availability of funds from other sources and on a longer-term basis for general business purposes.

Deposits.  We attract deposits principally from residents of Louisiana and particularly from Caddo Parish and to a lesser extent from Bossier Parish.  Deposit account terms vary, with the principal differences being the minimum balance required, the time periods the funds must remain on deposit and the interest rate.  We have not solicited deposits from outside Louisiana or paid fees to brokers to solicit funds for deposit.

We establish interest rates paid, maturity terms, service fees and withdrawal penalties on a periodic basis. Management determines the rates and terms based on rates paid by competitors, the need for funds or liquidity, growth goals and federal regulations.  We attempt to control the flow of deposits by pricing our accounts to remain generally competitive with other financial institutions in the market area.

The following table shows the distribution of, and certain other information relating to, our deposits by type of deposit, as of the dates indicated.

	December 31, 2007		June 30,
			2007		2006		2005
	Amount	%	Amount	%	Amount	%	Amount	%
Certificate accounts:	(Dollars in thousands)
0.00% - 0.99%	$9	.01%	$9	.01%	$245	.34%	$250	.36%
1.00% - 1.99%	304	.38	194	.25	411	.58	6,543	9.35
2.00% - 2.99%	1,651	2.04	1,543	1.99	9,911	13.91	20,564	29.38
3.00% - 3.99%	10,741	13.26	12,164	15.65	14,902	20.91	12,922	18.46
4.00% - 4.99%	26,992	33.33	18,388	23.66	28,230	39.61	10,493	14.99
5.00% - 5.99%	25,765	31.81	30,705	39.51	3,282	4.60	1,941	2.77
6.00% - 6.99%	--	--	--	--	--	--	1,796	2.57
Total certificate accounts	65,462	80.83	63,003	81.07	56,981	79.95	54,509	77.88
Transaction accounts:
Savings	4,431	5.47	4,473	5.76	4,756	6.67	4,917	7.02
NOW	8,177	10.10	7,293	9.38	6,240	8.75	6,825	9.75
Money market	2,916	3.60	2,941	3.79	3,302	4.63	3,744	5.35
Total transaction accounts	15,524	19.17	14,707	18.93	14,298	20.05	15,486	22.12
Total deposits	$80,986	100.00%	$77,710	100.00%	$71,279	100.00%	$69,995	100.00%

The following table sets forth the composition of each of Home Federal Bancorp’s and First Louisiana Bancshares’s deposit portfolio at December 31, 2007 and our pro forma combined deposit portfolio giving effect to the merger of Home Federal Bancorp and First Louisiana Bancshares as if the merger had been completed as of such date.  Estimated purchase accounting adjustments related to fair value adjustments to the deposit portfolio of First Louisiana Bancshares amounting to $103,000 are not reflected in the pro forma combined presentation.  See also “Management’s Discussion and Analysis and Results of Operations of First Louisiana Bancshares - Comparison of Financial Condition at December 31, 2007 and December 31, 2006.”

	At December 31, 2007
	Home Federal Bancorp		First Louisiana Bancshares		Pro Forma Combined
	Amount	%	Amount	%	Amount	%
	(Dollars in Thousands)
Certificate accounts
(0.00% - 5.99%)	$65,462	80.83%	$38,286	41.25%	$103,748	59.70%

Transaction accounts:
Non-interest bearing demand	4,115	5.08	24,320	26.20	28,435	16.36
Interest-bearing demand (including NOW and Money Market)	6,978	8.62	22,939	24.72	29,917	17.21
Savings	4,431	5.47	7,266	7.83	11,697	6.73
Total transaction accounts	15,524	19.17	54,525	58.75	70,049	40.30
Total deposits	$80,986	100.00%	$92,811	100.00%	$173,797	100.00%

The following table shows the average balance of each type of deposit and the average rate paid on each type of deposit for the periods indicated.

	Six Months Ended December 31,						Year Ended June 30,
	2007			2006			2007			2006			2005
	Average Balance	Interest Expense	Average Rate Paid	Average Balance	Interest Expense	Average Rate Paid	Average Balance	Interest Expense	Average Rate Paid	Average Balance	Interest Expense	Average Rate Paid	Average Balance	Interest Expense	Average Rate Paid
	(Dollars in thousands)
Savings	$4,425	$11	.50%	$4,753	$12	.50%	$4,630	$23	.49%	$5,009	$24	.48%	$5,368	$27	.50%
NOW	6,833	8	.23	6,863	8	.23	6,983	15	.21	7,597	16	.21	6,041	13	.22
Money market	2,904	6	.41	3,118	6	.39	3,030	12	.40	3,516	14	.40	4,129	17	.41
Certificates of deposit	64,460	1,542	4.78	58,914	1,281	4.35	60,344	2,710	4.49	56,269	2,054	3.65	53,335	1,710	3.21
Total deposits	$78,622	$1,567	3.99%	$73,648	$1,307	3.55%	$74,987	$2,760	3.68%	$72,391	$2,108	2.91%	$68,873	$1,767	2.57%

The following table shows our savings flows during the periods indicated.

	Six Months Ended	Year Ended June 30,
	December 31, 2007	2007	2006	2005
		(In thousands)
Total deposits at beginning of period	$77,710	$71,279	$69,995	$68,134
Net deposits	2,395	4,866	71	805
Interest credited	881	1,565	1,213	1,056
Total increase in deposits	$3,276	$6,431	$1,284	$1,861

The following table presents, by various interest rate categories and maturities, the amount of certificates of deposit at December 31, 2007.

	Balance at December 31, 2007 Maturing in the 12 Months Ending December 31,
Certificates of Deposit	2008	2009	2010	Thereafter	Total
	(In thousands)
Less than 2.00%	$305	$--	$7	$--	$312
2.00% - 2.99%	1,417	234	--	--	1,651
3.00% - 3.99%	6,970	3,121	583	67	10,741
4.00% - 4.99%	12,361	3,653	5,780	5,198	26,992
5.00% - 5.99%	21,185	2,045	1,329	1,207	25,766
Total certificate accounts	$42,238	$9,053	$7,699	$6,472	$65,462

The following table presents, by various interest rate categories and maturities, the amount of certificates of deposit at June 30, 2007.

	Balance at June 30, 2007 Maturing in the 12 Months Ending June 30,
Certificates of Deposit	2008	2009	2010	Thereafter	Total
	(In thousands)
Less than 2.00%	$195	$--	$7	$--	$202
2.00% - 2.99%	1,143	360	--	40	1,543
3.00% - 3.99%	6,951	3,743	1,369	101	12,164
4.00% - 4.99%	6,196	960	5,185	6,048	18,389
5.00% - 5.99%	23,607	4,626	1,302	1,170	30,705
Total certificate accounts	$38,092	$9,689	$7,863	$7,359	$63,003

The following table shows the maturities of our certificates of deposit in excess of $100,000 at December 31, 2007 by time remaining to maturity.

Quarter Ending:	Amount	Weighted Average Rate
	(Dollars in thousands)
March 31, 2008	$1,182	4.16%
June 30, 2008	1,440	5.01
September 30, 2008	891	5.13
December 31, 2008	2,959	4.72
After December 31, 2008	4,435	4.74
Total certificates of deposit with balances in excess of $100,000	$10,907	4.74%

The following table shows the maturities of our certificates of deposit in excess of $100,000 at June 30, 2007 by time remaining to maturity.

Quarter Ending:	Amount	Weighted Average Rate
	(Dollars in thousands)
September 30, 2007	$1,185	4.81%
December 31, 2007	1,272	4.95
March 31, 2008	491	4.88
June 30, 2008	712	5.15
After June 30, 2008	4,187	4.65
Total certificates of deposit with balances in excess of $100,000	$7,847	4.79%

Borrowings.  We may obtain advances from the Federal Home Loan Bank of Dallas upon the security of the common stock we own in that bank and certain of our residential mortgage loans and mortgage-backed and other investment securities, provided certain standards related to creditworthiness have been met. These advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. Federal Home Loan Bank advances are generally available to meet seasonal and other withdrawals of deposit accounts and to permit increased lending.

As of December 31, 2007, we were permitted to borrow up to an aggregate total of $82.0 million from the Federal Home Loan Bank of Dallas. We had $15.9 million of Federal Home Loan Bank advances outstanding at December 31, 2007.

The following table shows certain information regarding our borrowings at or for the dates indicated:

	At or For the Six Months Ended December 31, 2007	At or For the Year Ended June 30,
		2007	2006	2005
	(Dollars in thousands)
FHLB advances:
Average balance outstanding	$16,146	$14,883	$9,320	$8,471
Maximum amount outstanding at any month-end during the period	17,194	16,695	13,665	9,541
Balance outstanding at end of period	15,933	12,368	13,417	8,224
Average interest rate during the period	4.28%	4.63%	3.49%	3.10%
Weighted average interest rate at end of period	4.99%	4.68%	4.34%	3.24%

At December 31, 2007, $5.4 million of our borrowings were short-term (maturities of one year or less).  Such short-term borrowings had a weighted average interest rate of 4.89% at December 31, 2007.

Properties

We currently conduct business from our main office and two full-service banking offices.  The following table sets forth certain information relating to Home Federal Savings and Loan's offices and a parcel of land for a future branch office at December 31, 2007.

Description/Address	Leased/Owned	Net Book Value of Property	Amount of Deposits
		(In thousands)
Building 624 Market Street Shreveport, LA	Owned	$159	$29,841
Building/ATM 6363 Youree Dr. Shreveport, LA	Owned(1)	13	34,741
Building/ATM 8990 Mansfield Rd. Shreveport, LA	Owned	183	16,404
Lot 2 River Crest, Unit #1 Bossier Parish, LA	Owned	436	--
  ________________________
(1)	The building is owned but the land is subject to an operating lease which is renewable on November 30, 2008 for a five year period.

Legal Proceedings

We are not presently involved in any legal proceedings of a material nature.  From time to time, we are a party to legal proceedings incidental to our business to enforce our security interest in collateral pledged to secure loans made by Home Federal Savings and Loan.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF FIRST LOUISIANA BANCSHARES

General

First Louisiana Bancshares’ results of operations depend primarily on its level of net interest income, which is the difference between interest earned on interest-earning assets, consisting primarily of loans and investment securities, and the interest paid on interest-bearing liabilities, consisting primarily of deposits and, to a lesser extent, advances from the Federal Home Loan Bank of Dallas and subordinated debentures. The difference between the average yield on interest-earning assets and average rate paid on interest-bearing liabilities and the ratio of interest-earning assets to interest-bearing liabilities have a significant impact on First Louisiana Bancshares' net interest income. First Louisiana Bancshares’ net interest margin is affected by regulatory, economic and competitive factors that influence interest rates, loan activity and deposit flows. First Louisiana Bancshares, like other financial institutions, is subject to interest rate risk to the degree that its interest-earning assets mature or reprice at different times, or on a different basis, than its interest-bearing liabilities. To a lesser extent, First Louisiana Bancshares’ results of operations are also affected by the amount of its non-interest income, which consists primarily of service charges and fees, and the level of non-interest expense, comprised principally of employee compensation and benefits, insurance premiums, occupancy costs, advertising, professional services, data processing and other operating expenses.

First Louisiana Bancshares’ operating results are significantly affected by general economic and competitive conditions including, in particular, changes in market rates of interest, government policies and actions taken by regulatory authorities. Lending activities are influenced by general economic conditions, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the level of personal income and savings in First Louisiana Bancshares' market area.

Critical Accounting Policies

First Louisiana Bancshares’ consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the company to make estimates and assumptions (see Note 1 to First Louisiana Bancshares’ audited consolidated financial statements included elsewhere herein).  First Louisiana Bancshares believes that its determination of the allowance for credit losses involves a higher degree of judgment and complexity than the company’s other significant accounting policies.  Further, these estimates can be materially affected by changes in market conditions or the actual or perceived financial condition of the company’s borrowers, subjecting the company to significant volatility of earnings.

Allowance for Loan Losses.  The allowance for loan losses is established through the provision for loan losses, which is a charge against earnings.  Provisions for loan losses are made to reserve for estimated probable losses on loans.  The allowance for loan losses is a significant estimate and is regularly evaluated by First Louisiana Bancshares for adequacy by taking into consideration factors such as changes in the nature and volume of the loan portfolio; trends in actual and forecasted portfolio credit quality, including delinquency, charge-off and bankruptcy rates; and current economic conditions that may affect a borrower’s ability to pay.  In determining an adequate allowance for loan losses, management makes numerous assumptions, estimates and assessments.  The use of different estimates or assumptions could produce different provisions for loan losses.

Comparison of Financial Condition at December 31, 2007 and December 31, 2006

At December 31, 2007, First Louisiana Bancshares’ total assets amounted to $123.1 million compared to $112.7 million at December 31, 2006, an increase of approximately $10.4 million, or 9.2%.  This increase was primarily due to an increase in net loans receivable of $5.4 million or 6.8% and to a lesser extent, an increase in cash and cash equivalents of $3.4 million, or 68.1%.

The increase in cash and cash equivalents was due to an increase in federal funds sold of $4.0 million from $800,000 at December 31, 2006 to $4.8 million at December 31, 2007, reflecting management's determination to increase First Louisiana Bancshares’ liquidity in the face of the overall economic climate.

The increase in loans receivable was primarily due to a $6.9 million increase in commercial real estate loans, or 17.1%, from December 31, 2006 to December 31, 2007 and an increase in commercial business loans of $613,000, or 2.4%, for the same period.  Such increases were partially offset by a decrease of $2.0 million, or 23.0% in consumer and other loans and an $187,000 decrease, or 3.1%, in residential real estate from December 31, 2006 to December 31, 2007. The increase in commercial real estate and business loans reflected continued implementation of First Louisiana Bancshares’ business strategy of focusing on lending to small and mid-sized businesses and professionals.  Other real estate owned increased $1.2 million from $1.1 million at December 31, 2006 to $2.3 million at December 31, 2007.  Other real estate owned at December 31, 2007 consisted of five commercial properties and two residential properties.  First Louisiana Bank is actively pursuing sales of all of these properties.  The increased level of other real estate owned reflected the slower economic environment.

Set forth below is a composition of First Louisiana Bancshares’ loan portfolio at December 31, 2007 and 2006, respectively.

	Year Ended December 31,
	2007		2006
	(Dollars in thousands)
Commercial and multi-family real estate	$46,950	55%	$40,081	50%
One-to four-family residential real estate	5,854	7	6,041	8
Commercial and industrial	25,724	30	25,111	31
Consumer and other	6,913	8	8,988	11
Total loans	85,441	100%	80,221	100%

Less:
Deferred loan origination fees	11		6
Allowance for loan losses	891		1,058
Net loans	$84,539		$79,157

Investment securities consisting primarily of U.S. Government and agency securities, state and municipal securities, mortgage-backed securities and mutual funds remained almost the same at December 31, 2007 from year-end 2006, increasing by only $120,000 or 0.7%.  The following table sets forth the amount of investment securities that contractually mature during the periods indicated and the weighted average yield for each range of maturities at December 31, 2007.  The amounts reflect the fair value of First Louisiana Bancshares’ securities at December 31, 2007.

	Amounts at December 31, 2007 Which Mature In
	One Year or Less	Weighted Average Yield	Over One Year Through Five Years	Weighted Average Yield	Over Five Through Ten Years	Weighted Average Yield	Over Ten Years	Weighted Average Yield
	(Dollars in thousands)
Debt securities:
U.S. government and agency securities	$3,750	2.53%	$2,702	3.69%	$--	--	$--	--
State and municipal securities	--	--	667	2.45	1,485	3.51%	583	3.95%
Mortgage-backed securities	--	--	569	4.60	345	4.60	2,192	4.97
Other debt securities	--	--	--	--	--	--	1,000	5.87
Mutual funds(1):	2,157	5.10	--	--	--	--	--	--
Total investment securities	$5,907	3.48%	$3,938	3.61%	$1,830	3.72%	$3,775	5.05%
________________________
(1)	The mutual funds have no stated maturity.

First Louisiana Bancshares’ total liabilities amounted to $111.9 million at December 31, 2007, an increase of approximately $9.5 million, or 9.3%, compared to total liabilities of $102.4 million at December 31, 2006. The primary reason for the increase in liabilities was a $6.1 million, or 7.1%, increase in customer deposits due to normal deposit inflows, and a $3.4 million or 37.0% increase in advances from the Federal Home Loan Bank of Dallas.

The following table shows the distribution of, and certain other information relating to, First Louisiana Bancshares’ deposits by type of deposit as of December 31, 2007 and 2006.

	December 31,
	2007		2006
	Amount	%	Amount	%
Transaction accounts:	(Dollars in thousands)
Non-interest-bearing demand	$24,320	26.20%	$23,528	27.14%
Interest-bearing demand	22,939	24.72	25,450	29.36
Savings	7,266	7.83	7,264	8.38
Total	54,525	58.75	56,242	64.88
Certificate accounts (interest rates between 1.00% and 5.50%)	38,286	41.25	30,440	35.12
	$92,811	100.00%	$86,682	100.00%

The following table shows the maturities of First Louisiana Bancshares’ certificates of deposit in excess of $100,000 at December 31, 2007 by time remaining to maturity.

Quarter ending:	Amount
(In thousands)
March 31, 2008	$10,215
June 30, 2008	8,407
September 30, 2008	3,609
December 31, 2008	4,208
After December 31, 2008	1,758
Total	$28,197

Stockholders’ equity increased $902,000, or 8.7%, to $11.2 million at December 31, 2007 compared to $10.3 million at December 31, 2006.  This increase was primarily the result of an increase in First Louisiana Bancshares' accumulated other comprehensive income associated with securities available-for-sale of $93,000 or 213.43% and the recognition of net income of $818,000.  Stock dividends of $104,000 were paid during the year ended December 31, 2007.

Average Balances, Net Interest Income, and Yields Earned and Rates Paid.  The following table shows for the periods indicated the total dollar amount of interest from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin.  Tax-exempt income and yields have not been adjusted to a tax-equivalent basis.  All average balances are based on year to date average daily balances.

		Year Ended December 31,
		2007			2006
	Yield/Rate at December 31, 2007	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Interest-earning assets:	(Dollars in thousands)
Loans receivable(1)	8.40%	$85,188	$7,554	8.87%	$78,337	$6,777	8.65%
Investment securities	4.70	19,731	871	4.41	19,574	800	4.09
Interest-earning deposits	2.66	115	5	4.35	288	10	3.47
Total interest-earning assets	7.47%	105,034	8,430	8.03%	98,199	7,587	7.73%
Non-interest-earning assets		13,981			13,127
Total assets		$119,015			$111,326

Interest-bearing liabilities:
Interest-bearing demand accounts	2.32%	$22,595	503	2.23	$22,398	411	1.83
Savings accounts	1.75	7,204	126	1.75	8,529	129	1.51
Certificate accounts	4.58	35,571	1,582	4.45	29,220	1,109	3.80
Total interest bearing deposits	3.50	65,370	2,211	3.38	60,147	1,649	2.74
Federal Funds Purchased	4.50	228	13	5.70	134	9	6.72
FHLB advances	4.50	12,579	548	4.36	10,087	339	3.36
Securities sold under agreements to repurchase	2.84	735	27	3.67	1,054	37	3.51
Other borrowings	--	--	--	--	1,738	137	7.88
Subordinated debt	6.79	4,124	302	7.32	1,152	83	7.16
Total interest-bearing liabilities	3.82%	83,036	3,101	3.73	74,312	2,254	3.03
Non-interest-bearing liabilities		25,081			27,139
Total liabilities		108,117			101,451
Total stockholders' equity(2)		10,898			9,875
Total liabilities and equity		$119,015			$111,326
Net interest-earning assets		21,998			23,887
Net interest income; average interest rate spread(3)			$5,329	4.29%		$5,333	4.69%
Net interest margin(4)				5.07%			5.43%
Average interest-earning assets to average interest-bearing liabilities				126.49%			132.14%
____________________
(1)	Includes non-accrual loans during the respective periods.
(2)	Includes retained earnings and accumulated other comprehensive loss.
(3)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
(4)	Net interest margin is net interest income divided by net average interest-earning assets.

Rate/Volume Analysis.  The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected First Louisiana Bancshares’s interest income and interest expense during the periods indicated.  For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (change in volume multiplied by prior year rate), (2) changes in rate (change in rate multiplied by current year volume), and (3) total change in rate and volume.  The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	Year Ended December 31,
	2007 vs. 2006
	Increase (Decrease) Due to		Total Increase (Decrease)
	Rate	Volume
	(Dollars in thousands)
Interest income:
Loans receivable, net	$184	$593	$777
Investment securities	65	6	71
Interest-earning deposits	1	(6)	(5)
Total interest-earning assets	250	593	843

Interest expense:
Interest-bearing demand accounts	89	4	93
Savings accounts	17	(20)	(3)
Certificate accounts	232	241	473
Total interest bearing deposits	338	225	563
Fed Funds Purchased	(2)	6	4
FHLB advances	125	84	209
Securities sold under agreements to repurchase	1	(11)	(10)
Other Borrowings	--	(137)	(137)
Subordinated debentures	1	217	218
Total interest-bearing liabilities	464	383	847
(Decrease) increase in net interest income	$(214)	$210	$(4)

Comparison of Operating Results for the Years Ended December 31, 2007 and December 31, 2006

General. For the year ended December 31, 2007, net income amounted to $818,000, compared to $1.1 million for the year ended December 31, 2006, a decrease of $240,000, or 22.7%.  The decrease was primarily attributable to a decrease in non-interest income from 2006, which was partially offset in 2007 by decreases in provisions for loans losses and income tax expense.

Net Interest Income.  Net interest income of $5.3 million was relatively unchanged for the year ended December 31, 2007 compared to the year ended December 31, 2006.  Interest income increased $843,000, or 11.1%, which was offset by a corresponding increase in interest expense of $847,000, or 37.6%, for fiscal 2007 compared to fiscal 2006.

First Louisiana Bancshares’ average interest rate spread was 4.29% for the year ended December 31, 2007 compared to 4.69% for the year ended December 31, 2006.  The company’s net interest margin was 5.07% for the year ended December 31, 2007 compared to 5.43% for the year ended December 31, 2006.  The decreases in the average interest rate spread and net interest margin are attributable primarily to the increase in interest expense on interest-bearing liabilities and average cost associated with deposits and advances from the Federal Home Loan Bank.  The average rate paid on interest-bearing liabilities increased 70 basis points from 3.03% for the year ended December 31, 2006 to 3.73% for the year ended December 31, 2007 while the average yield earned on interest-earning assets only increased 30 basis points from 7.73% for the year ended December 31, 2006 to 8.03% for the year ended December 31, 2007.

Provision for Losses on Loans. Based on an analysis of historical experience, the volume and type of lending conducted by First Louisiana Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to First Louisiana Bank’s market area and other factors related to the collectibility of First Louisiana Bank’s loan portfolio, First Louisiana Bank made a provision for loan losses of $703,000 during the year ended December 31, 2007, compared to $983,000 for the year ended December 31, 2006.  First Louisiana Bank’s allowance for loan losses was $891,000, or 1.04% of total loans, at December 31, 2007 compared to $1.1 million, or 1.32%, of total loans at December 31, 2006.  At December 31, 2007, First Louisiana Bank had non-performing loans of $318,000 and other non-performing assets of $2.3 million, compared to $2.1 million of non-performing loans at December 31, 2006 and other non-performing assets of $1.2 million at such date.  There can be no assurance that the loan loss allowance at December 31, 2007 will be sufficient to cover all losses on non-performing loans at that date.

The following table shows the amounts of First Louisiana Bancshares’ non-performing assets (defined as non-accruing loans, accruing loans 90 days or more past due and other real estate owned) at the dates indicated.  Also includes loans classified as troubled debt restructurings.

	December 31,
	2007	2006
	(Dollars in thousands)
Non-accruing loans:
Commercial real estate	$159	$1,915
Residential real estate	--	--
Commercial and industrial	149	200
Consumer	10	28
Total non-accruing loans	318	2,143
Accruing loans 90 days or more past due:
Commercial real estate	--	--
Residential real estate	--	--
Commercial and industrial	--	--
Consumer	--	--
Total accruing loans 90 days or more past due	--	--
Total non-performing loans(1)	318	2,143
Other real estate owned, net	2,302	1,123
Other repossessed assets	--	46
Total non-performing assets	$2,620	$3,312
Troubled debt restructurings	$1,727	$1,858
Total non-performing assets and troubled debt restructurings	$4,347	$5,170
Total non-performing loans as a percent of loans, net	0.37%	2.67%
Total non-performing assets as a percent of total assets	2.13%	2.90%
  ________________________
(1)	Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.

At December 31, 2007, First Louisiana Bancshares had non-performing loans of $318,000 which amounted to 0.37% of net loans.  At such date, it also had $2.3 million of other real estate owned, resulting in total non-performing assets of $2.6 million or 2.13% of total assets. Other real estate owned consists of five commercial properties and two residential properties, all of which are being actively marketed for sale.  First Louisiana Bancshares does not expect to incur any material losses on the disposition of such properties.

Federal regulations require that each insured financial institution classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, federal examiners have authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: “substandard,” “doubtful” and “loss.” Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a higher possibility of loss.  An asset classified loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted.  Another category designated “special mention” also must be established and maintained for assets which do not currently expose an insured institution to a sufficient degree of risk to warrant classification as substandard, doubtful or loss.  Assets classified as substandard or doubtful require the institution to establish general allowances for loan losses.  If an asset or portion thereof is classified as loss, the insured institution must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified loss, or charge off such amount.  General loss allowances established to cover probable losses related to assets classified substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses do not qualify as regulatory capital.  Assets classified as substandard at December 31, 2007 amounted to $589,000.  There were no assets classified doubtful or loss at such date.

At December 31, 2007, the allowance for loan losses amounted to $891,000.  The allowance for loan losses is maintained at a level believed, to the best of management’s knowledge, to cover all known and inherent losses in the portfolio both probable and reasonable to estimate at each reporting date.  The level of allowance for loan losses is based on a periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing conditions.  First Louisiana Bank is primarily engaged in lending to small and mid-sized businesses and professionals.  Management considers the deficiencies of all classified loans in determining the amount of allowance for loan losses required at each reporting date.  Management analyzes the probability of the correction of the substandard loans' weaknesses and the extent of any known or inherent losses that might be sustained on them.

The following table shows changes in the allowance for loan losses during the periods presented.

	At or For the Year Ended December 31,
	2007	2006
	(Dollars in thousands)
Total loans outstanding at end of period	$85,442	$80,221
Average loans outstanding	85,196	78,345

Allowance for loan losses, beginning of period	1,058	1,047
Provision for loan losses	703	983
Charge-offs	(960)	(1,047)
Recoveries	91	75
Allowance for loan losses, end of period	$891	$1,058

Allowance for loan losses as a percent of non-performing loans	280.19%	49.37%
Allowance for loan losses as a percent of loans outstanding	1.04%	1.32%

The following table shows how the allowance for loan losses is allocated by type of loan at each of the dates indicated.

	December 31,
	2007		2006
	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans
	(Dollars in thousands)
Commercial real estate	$232	54%	$269	50%
Residential real estate	63	7	135	8
Commercial and industrial	499	31	570	31
Consumer	68	8	59	11
Surplus	29	--	25	--
Total	$891	100%	$1,058	100%

Non-interest Income.  Total non-interest income amounted to $1.1 million for the year ended December 31, 2007, compared to $1.6 million for the year ended December 31, 2006, a decrease of $471,000 or 29.9%.  The decrease was primarily due to the sale of vacant land by First Louisiana Bank in fiscal 2006 for a gain of $356,000.

Non-Interest Expense. The components of non-interest expense for the years ended December 31, 2007 and 2006 and the percentage change between years are shown in the following table:

	2007	2006	Increase (Decrease)	% Change
	(Dollars in thousands)
Salaries	$1,744	$1,571	$173	11.0%
Personnel expense	636	584	52	8.9%
Occupancy	728	734	(6)	(0.8)%
Professional services and fees	534	496	38	7.7%
Capital stock taxes	216	189	27	14.3%
Other real estate/special asset expense-net	130	121	9	7.4%
Other	633	685	(52)	(7.6)%

Total	$4,621	$4,380	$241	5.5%

Total non-interest expense increased $241,000, or 5.5%, for the year ended December 31, 2007 compared to the prior year.  The increase was primarily due to an increase of $225,000, or 10.4%, in salaries and personnel expense.  The increase in salaries and personnel expenses was a result of a combination of items, including normal compensation increases, an increase in the number of First Louisiana Bank employees, and increases in the cost of employee health benefits.

Professional services and fees increased by $38,000 or 7.7%.  The increase was primarily due to a $30,000 increase in FDIC insurance assessments.  Capital stock taxes increased by $27,000 or 14.3%, which was due to the increase in equity.

Provision for Income Tax Expense.  Income taxes amounted to $291,000 and $488,000 for the years ended December 31, 2007 and 2006, respectively, resulting in effective tax rates of 26.2% and 31.6%, respectively.

Liquidity and Capital Resources

First Louisiana Bancshares maintains levels of liquid assets deemed adequate by management.  Management adjusts First Louisiana Bancshares’s liquidity levels to fund deposit outflows, repay its borrowings and to fund loan commitments.  First Louisiana Bancshares also adjusts liquidity as appropriate to meet asset and liability management objectives.

First Louisiana Bancshares’s primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, loan sales and earnings and funds provided from operations.  While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.  First Louisiana Bancshares sets the interest rates on its deposits to maintain a desired level of total deposits.  In addition, First Louisiana Bancshares invests excess funds in short-term interest-earning accounts and other assets, which provide liquidity to meet lending requirements.  First Louisiana Bancshares’s deposit accounts with the Federal Home Loan Bank of Dallas amounted to $37,335 at December 31, 2007.

A significant portion of First Louisiana Bancshares’s liquidity consists of securities classified as available-for-sale and cash and cash equivalents.  First Louisiana Bancshares’s primary sources of cash are net income, principal repayments on loans and mortgage-backed securities and increases in deposit accounts.  If First Louisiana Bancshares requires funds beyond its ability to generate them internally, First Louisiana Bancshares has borrowing agreements with the Federal Home Loan Bank of Dallas which provide an additional source of funds.  At December 31, 2007, First Louisiana Bancshares had $12.5 million in advances from the Federal Home Loan Bank of Dallas and had $9.6 million in additional borrowing capacity.  First Louisiana Bancshares also had access to additional sources of liquidity through an unsecured federal funds purchased line of credit for $4.9 million and a secured line of credit for $1.5 million.  First Louisiana Bancshares has pledged the stock of First Louisiana Bank with respect to the secured line of credit.  At December 31, 2007, no amounts were advanced under either line of credit.

At December 31, 2007, First Louisiana Bancshares had outstanding loan commitments of $13.0 million to originate loans.  At December 31, 2007, certificates of deposit scheduled to mature in less than one year, totaled $34.3 million.  Based on prior experience, management believes that a significant portion of such deposits will remain with First Louisiana Bancshares, although there can be no assurance that this will be the case.

In order to be adequately capitalized for regulatory reporting purposes, First Louisiana Bank is required to maintain regulatory capital sufficient to meet total capital to risk weighted assets, Tier 1 capital to risk weighted assets and Tier 1 capital to average assets of at least 8.0%, 4.0% and 4.0%, respectively.  At December 31, 2007, First Louisiana Bank exceeded each of its capital requirements with ratios of 13.72%, 12.86% and 10.88%, respectively.

Off-Balance Sheet Arrangements

First Louisiana Bancshares does not have any off-balance sheet arrangements, as defined by Securities and Exchange Commission rules.  In the ordinary course of business, the company enters into various off-balance sheet commitments to extend credit that are not reflected on the consolidated balance sheets of the company.  The business purpose of these off-balance sheet commitments is the routine extension of credit. See Note 12 to the Notes to First Louisiana Bancshares Audited Consolidated Financial Statements.

Impact of Inflation and Changing Prices

The consolidated financial statements and related financial data regarding First Louisiana Bancshares have been prepared in accordance with accounting principles generally accepted in the United States of America which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.  Unlike most industrial companies, virtually all of First Louisiana Bancshares’s assets and liabilities are monetary in nature.  As a result, interest rates generally have a more significant impact on First Louisiana Bancshares’s performance than does the effect of inflation.  Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

BUSINESS OF FIRST LOUISIANA BANCSHARES

General

First Louisiana Bancshares, Inc. is a Louisiana corporation and registered financial holding company under the Bank Holding Company Act of 1956, as amended, headquartered in Shreveport, Louisiana.  First Louisiana Bancshares was organized on June 30, 1998 for the purpose of acquiring First Louisiana Bank and becoming a bank holding company under the Bank Holding Company Act and conducts business primarily through its banking subsidiary, First Louisiana Bank, a Louisiana state-chartered commercial bank, which commenced operations in September 1999.  It also owns indirectly First Louisiana Agency, Inc., a Louisiana corporation and state-licensed general insurance agency that is a subsidiary of the bank.

First Louisiana Bancshares currently conducts no significant operations other than providing managerial resources and strategic planning for First Louisiana Bank, and derives its revenues primarily from the operations of First Louisiana Bank.  First Louisiana Bank is a full-service commercial bank, providing a wide variety of commercial banking services through three banking offices to small and middle-market businesses and individuals in its target marketplace, which is comprised primarily of the Shreveport-Bossier City metropolitan area and Caddo and Bossier Parishes, Louisiana.  First Louisiana bank opened a new branch office (its fourth), located in Shreveport, in April 2008.  Although First Louisiana Bank has identified the Shreveport-Bossier City metropolitan area as its primary market area, it also has a number of customers located throughout Northwest Louisiana.  First Louisiana Bank has actively pursued its target market for loans and deposits, particularly from small businesses, professionals and business owners.

The deposits of First Louisiana Bank are insured by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation up to applicable limits.  The operations of First Louisiana Bank are subject to the supervision and regulation of the FDIC and the Louisiana Office of Financial Institutions.  First Louisiana Bancshares also owns 100% of the common stock of First Louisiana Statutory Trust I, a Delaware statutory trust that was formed for the purpose of issuing trust preferred securities.

As of December 31, 2007, First Louisiana Bancshares had, on a consolidated basis, total assets of approximately $123.1 million, net loans receivable of approximately $84.5 million, total deposits of approximately $92.8 million, and shareholders’ equity of approximately $11.2 million.  The revenues of First Louisiana Bank are primarily derived from interest and fees received in connection with commercial lending, interest and dividends from investment securities, and service charge income generated from demand deposits.  The principal sources of funds for its lending activities are deposits, loan repayments and Federal Home Loan Bank advances.  First Louisiana Bank’s principal expenses are interest paid on deposits and operating and administrative expenses.

Market Area

First Louisiana Bank currently operates in the same market area as Home Federal Savings and Loan.  For a description of the market area, see "Business of Home Federal Bancorp – Market Area."

Business Strategy

The business strategy of First Louisiana Bancshares is to operate as a profitable, diversified financial services company, providing a variety of banking and other financial services, with an emphasis on small business lending, loans to professionals and business owners and residential mortgage loans.  First Louisiana Bank offers a wide range of commercial and retail lending and financial services to businesses and individuals.  To continue asset growth and profitability, First Louisiana Bancshares’ marketing strategy is targeted to:

•	Capitalize on its personal relationship approach that it believes differentiates the bank from its larger competitors;

•	Provide customers with access to the bank’s executives who make key credit and other decisions;

•	Pursue commercial lending opportunities with small to mid-sized businesses that are underserved by the larger competitors in the market; and
•	Cross-sell products and services to the bank’s existing customers to leverage its relationships and enhance profitability.

Lending Activities

General.  First Louisiana Bank focuses its commercial loan originations on small and mid-sized businesses.  These loans are usually accompanied by significant demand deposits.  Commercial loan underwriting is driven by cash flow analysis supported by collateral analysis and review.  Commercial loan products include commercial real estate construction and term loans, working capital loans and lines of credit, business equipment, inventory, and accounts receivable financing.  The bank offers a range of cash management services and deposit products to its commercial customers.  On-line banking is also available to commercial customers.

The mortgage loan business of First Louisiana Bank is structured to provide a source of fee income largely from the origination of conventional mortgage loans that are referred to and funded by a third-party vendor.  First Louisiana Bank also offers conventional and nonconforming mortgage loans to qualified customers for its own portfolio.

Commercial Real Estate Loans. At December 31, 2007, First Louisiana Bank’s commercial real estate portfolio totaled approximately $32.7 million, or 38.3% of the total loan portfolio.  First Louisiana Bank originates mortgage loans secured by commercial real estate.  Such loans are primarily secured by commercial offices, warehouses, strip shopping centers, hotels and retail buildings.  The value of underlying collateral is assessed by independent appraisers.  Although terms may vary, the bank’s commercial mortgages are normally long term in nature.  First Louisiana Bank seeks to reduce the risks associated with commercial real estate lending by generally lending in its market area and obtaining periodic financial statements and tax returns from the borrowers.  It is also the general policy of First Louisiana Bank to obtain personal guarantees from the principals of these companies and assignments of all leases, rents and revenues related to the collateral.  At December 31, 2007, the average size of First Louisiana Bank's commercial real estate loans was $327,000 and largest loan to one borrower was $2.9 million.

Commercial Loans.  At December 31, 2007, First Louisiana Bank’s commercial loan portfolio totaled approximately $26.0 million, or 30.4% of the total loan portfolio.  First Louisiana Bank originates secured and unsecured loans for business purposes.  Loans are made for acquisition, expansion and working capital purposes and may be secured by real estate, accounts receivable, inventory, equipment or other assets.  The financial condition and cash flow of commercial borrowers are closely monitored by the submission of corporate financial statements, personal financial statements and income tax returns.  The frequency of submissions of required financial information depends on the size and complexity of the credit and the collateral that secures the loan.  It is the general policy of First Louisiana Bank to obtain personal guarantees from the principals of the commercial loan borrowers.  At December 31, 2007, the average size of First Louisiana Bank's commercial loans was $69,000 and largest loan to one borrower was $2.5 million.

Construction Loans.  At December 31, 2007, First Louisiana Bank’s construction loan portfolio totaled approximately $7.7 million, or 9.0% of the total loan portfolio.  First Louisiana Bank provides interim real estate acquisition development and construction loans to builders, developers and persons who will ultimately occupy the property.  Real estate development and construction loans to provide interim financing on the property are based on acceptable percentages of the appraised value of the property securing the loan in each case.  Real estate development and construction loan proceeds are funded periodically at pre-specified stages of completion and after on-site inspections of the property.

Development and construction loans are secured by the properties under development or construction and personal guarantees are typically obtained.  Further, to assure that reliance is not placed solely on the value of the property, First Louisiana Bank considers the financial condition and reputation of the borrower and any guarantors, the amount of the borrower’s equity in the project, independent appraisals, costs estimates and pre-construction sale information.

Loans to individuals for the construction of their primary or secondary residences are secured by the property under construction.  The loan-to-value ratio of each construction loan is based on the lesser of the cost to build or the appraised value of the completed home.  Construction loans have a normal maturity of 12 months and are typically approved with a permanent take-out commitment.

Residential Real Estate Loans.  At December 31, 2007, First Louisiana Bank’s residential loan portfolio totaled approximately $10.7 million.  First Louisiana Bank originates adjustable and fixed rate mortgage loans, most of which are referred to a third party, who underwrites these loans and sells them in the secondary market.  First Louisiana Bank originates some of the loans for its portfolio.

Other Consumer Loans and Home Equity Lines. At December 31, 2007, First Louisiana Bank’s consumer loan portfolio totaled approximately $6.4 million and its home equity lines totaled approximately $1.8 million.  First Louisiana Bank offers a variety of consumer loans.  These loans are typically secured by residential and other personal property.  Home equity loans and lines of credit are typically based on 80% of the appraised value of the property securing the loan, less the amount of the first lien on the property.  Maturities run from five to ten years.

Credit Administration. First Louisiana Bank’s lending activities are subject to written loan policies approved by the board of directors to ensure proper management of credit risk.  Loans are subject to a defined credit process that includes credit evaluation of borrowers, risk-rating of credits, establishment of lending limits, and application of lending procedures, including holding of adequate collateral and the maintenance of compensating balances, as well as procedures for on-going identification and management of credit problems.  Regular portfolio reviews are performed by an outside third party to identify potential underperforming credits, estimate of loss exposure, and to ascertain compliance with the bank’s policies.  Loans exceeding $500,000 are reviewed and approved by the loan committee.

Deposit Activities

First Louisiana Bank’s retail banking activity emphasizes consumer deposits and checking accounts.  An extensive range of those services is offered by the bank to meet the varied needs of its customers from business customers to young professionals and senior citizens.  In addition to traditional products and services, First Louisiana Bank offers contemporary products and services such as debit cards, Internet banking and electronic bill payment services.  Consumer loan products offered by the bank include home equity loans and lines of credit, second mortgages, overdraft protection and personal lines of credit.

First Louisiana Statutory Trust I

First Louisiana Bancshares also owns 100% of the common stock of First Louisiana Statutory Trust I, a Delaware statutory trust that was organized in 2006 for the purpose of issuing trust preferred securities.  On September 21, 2006, Trust I issued $4.0 million of floating rate trust preferred securities due in 2036, with a liquidation amount of $1,000 per security and with an option to redeem the securities in whole or in part beginning after the fifth anniversary.  Distributions payable on each capital security are payable at an annual rate equal to the three-month LIBOR plus 1.80%.  The capital securities of Trust I are fully and unconditionally guaranteed by First Louisiana Bancshares.  In connection with the issuance of the trust preferred securities, First Louisiana Bancshares issued $4.1 million of floating rate junior subordinated deferrable interest debentures to Trust I due in 2036.  The terms of the debentures, which comprise substantially all of the assets of Trust I, are the same as the terms of the capital securities issued by Trust I.

Competition

As noted above, First Louisiana Bank’s principal banking market for its deposit gathering and loan origination activities is the Shreveport/Bossier City metropolitan area.  First Louisiana Bank experiences extensive competition in both lending and attracting funds from other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, asset-based nonbank lenders, government agencies and certain other non-financial institutions, including retail stores, which may offer products and services on more favorable terms than the bank.  This is due primarily to the size of these competitors, many of which are regional or national institutions, including commercial banks, that have the ability to make larger loans than can First Louisiana Bank and offer other products on terms at which the bank cannot compete cost-effectively.

First Louisiana Bank also competes with companies located outside of its market area that provide financial services to persons within its market.  Some of the bank’s current and potential competitors have larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than the bank, and some of them are not subject to the same degree of regulation as the bank.  Nonetheless, First Louisiana Bank believes that it has enjoyed its success by emphasizing customer service, technology and local office decision-making, by establishing long-term customer relationships and building customer loyalty, and by providing products and services designed to address the specific needs of its targeted customer base.

Employees

As of December 31, 2007, First Louisiana Bank employed 42 full-time employees and five part-time employees.  First Louisiana Bank employees are not represented by a collective bargaining unit, and the bank considers its relationship with its employees to be very good.

Properties

The main office of First Louisiana Bank is located at 1350 E. 70th Street in Shreveport, Louisiana.  The bank’s main office, as well as its branch located at 2790 Airline Drive in Bossier City, Louisiana, are owned by First Louisiana Bank.  Its third branch, which is located at 430 Travis Street in Downtown Shreveport, Louisiana, is leased.  This lease expires in April 2011; however, First Louisiana Bank has a five-year renewal option on the lease.  In December 2007, First Louisiana Bank purchased a location at 3400 Line Avenue in Shreveport, Louisiana, which became its fourth branch office when it opened in April 2008.  The costs of remodeling amounted to $254,000 which will be amortized into expense over the relevant lives of the assets.

Legal Proceedings

First Louisiana Bancshares and its subsidiaries are from time to time involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues of normal business.  First Louisiana Bancshares is not currently a party to any material legal proceedings.

REGULATION

Set forth below is a brief description of certain laws relating to the regulation of Home Federal Bancorp, Home Federal Mutual Holding Company and Home Federal Savings and Loan.  This description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

General

Home Federal Savings and Loan, as a federally chartered savings and loan association, is subject to federal regulation and oversight by the Office of Thrift Supervision extending to all aspects of its operations.  Home Federal Savings and Loan also is subject to regulation and examination by the Federal Deposit Insurance Corporation, which insures our deposits to the maximum extent permitted by law, and requirements established by the Federal Reserve Board.  Federally chartered savings institutions are required to file periodic reports with the Office of Thrift Supervision and are subject to periodic examinations by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation.  The investment and lending authority of savings institutions are prescribed by federal laws and regulations, and such institutions are prohibited from engaging in any activities not permitted by such laws and regulations.  Such regulation and supervision primarily is intended for the protection of depositors and not for the purpose of protecting shareholders.

Federal law provides the federal banking regulators, including the Office of Thrift Supervision and Federal Deposit Insurance Corporation, with substantial enforcement powers. The Office of Thrift Supervision's enforcement authority over all savings institutions and their holding companies includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions.  In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices.  Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the Office of Thrift Supervision.  Any change in such regulations, whether by the Federal Deposit Insurance Corporation, Office of Thrift Supervision or Congress, could have a material adverse impact on Home Federal Mutual Holding Company, Home Federal Bancorp and Home Federal Savings and Loan and our operations.

Regulation of Home Federal Bancorp, Inc. and Home Federal Mutual Holding Company

Upon completion of the conversion and offering, Home Federal Bancorp, the proposed new holding company which is a Louisiana corporation, will be a registered savings and loan holding company within the meaning of Section 10 of the Home Owners' Loan Act and will be subject to Office of Thrift Supervision examination and supervision as well as certain reporting requirements. The existing federally chartered holding company, which also is named Home Federal Bancorp, currently is a registered savings and loan holding company. In addition, because Home Federal Savings and Loan's deposits are insured by the Deposit Insurance Fund maintained by the Federal Deposit Insurance Corporation, Home Federal Savings and Loan is, and will continue to be, subject to certain restrictions in dealing with us and with other persons affiliated with the bank.

Holding Company Acquisitions.  Home Federal Bancorp and Home Federal Mutual Holding Company are savings and loan holding companies under the Home Owners' Loan Act, and are registered with the Office of Thrift Supervision.  The proposed new holding company will also be registered as a savings and loan holding company after the conversion and offering.  Federal law generally prohibits a savings and loan holding company, without prior Office of Thrift Supervision approval, from acquiring the ownership or control of any other savings institution or savings and loan holding company, or all, or substantially all, of the assets or more than 5% of the voting shares of the savings institution or savings and loan holding company. These provisions also prohibit, among other things, any director or officer of a savings and loan holding company, or any individual who owns or controls more than 25% of the voting shares of such holding company, from acquiring control of any savings institution not a subsidiary of such savings and loan holding company, unless the acquisition is approved by the Office of Thrift Supervision.

The Office of Thrift Supervision may not approve any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (1) the approval of interstate supervisory acquisitions by savings and loan holding companies; and (2) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions.  The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Holding Company Activities.  After the conversion and offering, the new holding company will operate as a unitary savings and loan holding company.  Although savings and loan holding companies are not subject to specific capital requirements or specific restrictions on the payment of dividends or other capital distributions, federal regulations do prescribe such restrictions on subsidiary savings institutions, as described below.  Home Federal Savings and Loan must notify the Office of Thrift Supervision 30 days before declaring any dividend.  In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the Office of Thrift Supervision and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

Federal Securities Laws.  Home Federal Bancorp registered its common stock with the Securities and Exchange Commission and is subject to the proxy and tender offer rules, insider trading reporting requirements and restrictions, and certain other requirements under the Securities Exchange Act of 1934.  Pursuant to Office of Thrift Supervision regulations and our plan of conversion and reorganization, we have agreed to maintain such registration for a minimum of three years following the conversion and offering.

The Sarbanes-Oxley Act.  As a public company, Home Federal Bancorp is subject to the Sarbanes-Oxley Act of 2002, which implements a broad range of corporate governance and accounting measures for public companies designed to promote honesty and transparency in corporate America and better protect investors from corporate wrongdoing.  The Sarbanes-Oxley Act's principal legislation and the derivative regulation and rule-making promulgated by the Securities and Exchange Commission includes:

•	the creation of an independent accounting oversight board;

•	auditor independence provisions that restrict non-audit services that accountants may provide to their audit clients;

•	additional corporate governance and responsibility measures, including the requirement that the chief executive officer and chief financial officer certify financial statements;

•
a requirement that companies establish and maintain a system of internal control over financial reporting and that a company's management provide an annual report regarding its assessment of the effectiveness of such internal control over financial reporting to the company's independent accountants and that such accountants provide an attestation report with respect to management's assessment of the effectiveness of the company's internal control over financial reporting;

•
the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer's securities by directors and senior officers in the twelve month period following initial publication of any financial statements that later require restatement;

•	an increase in the oversight of, and enhancement of certain requirements relating to audit committees of public companies and how they interact with the company's independent auditors;

•	the requirement that audit committee members must be independent and are absolutely barred from accepting consulting, advisory or other compensatory fees from the issuer;

•	the requirement that companies disclose whether at least one member of the committee is a "financial expert" (as such term is defined by the Securities and Exchange Commission) and if not, why not;

•	expanded disclosure requirements for corporate insiders, including accelerated reporting of stock transactions by insiders and a prohibition on insider trading during pension blackout periods;

•	a prohibition on personal loans to directors and officers, except certain loans made by insured financial institutions;

•	disclosure of a code of ethics and the requirement of filing of a Form 8-K for a change or waiver of such code;

•	mandatory disclosure by analysts of potential conflicts of interest; and

•	a range of enhanced penalties for fraud and other violations.

Although Home Federal Bancorp anticipates that it will incur additional expense in complying with the provisions of the Sarbanes-Oxley Act and the resulting regulations, management does not expect that such compliance will have a material impact on its results of operations or financial condition.

Home Federal Mutual Holding Company

Home Federal Mutual Holding Company, as a federal mutual holding company within the meaning of Section 10(o) of the Home Owners' Loan Act, is subject to Office of Thrift Supervision examination and supervision as well as certain reporting requirements. In addition, the Office of Thrift Supervision has enforcement authority over Home Federal Mutual Holding Company and its non-savings bank subsidiaries, if any. Among other things, this authority permits the Office of Thrift Supervision to restrict or prohibit activities that are determined to be a serious risk to the financial safety, soundness or stability of a subsidiary savings bank. Home Federal Mutual Holding Company is subject to the same activities limitations to which Home Federal Bancorp is subject.  Following the conversion and offering, Home Federal Mutual Holding Company will cease to exist.

Regulation of Home Federal Savings and Loan Association

General.  As the primary federal regulator of Home Federal Savings and Loan, the Office of Thrift Supervision has extensive authority over the operations of federally-chartered savings institutions.  As part of this authority, Home Federal Savings and Loan is required to file periodic reports with the Office of Thrift Supervision and is subject to periodic examinations by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation.  The investment and lending authority of savings institutions are prescribed by federal laws and regulations, and such institutions are prohibited from engaging in any activities not permitted by such laws and regulations.  Such regulation and supervision is primarily intended for the protection of depositors and the Deposit Insurance Fund, formerly the Savings Association Insurance Fund, administered by the Federal Deposit Insurance Corporation.

The Office of Thrift Supervision's enforcement authority over all savings institutions and their holding companies includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions.  In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices.  Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the Office of Thrift Supervision.

Insurance of Accounts.  The deposits of Home Federal Savings and Loan are insured to the maximum extent permitted by the Deposit Insurance Fund and are backed by the full faith and credit of the U.S. Government.  As insurer, the Federal Deposit Insurance Corporation is authorized to conduct examinations of, and to require reporting by, insured institutions.  It also may prohibit any insured institution from engaging in any activity determined by regulation or order to pose a serious threat to the Federal Deposit Insurance Corporation.  The Federal Deposit Insurance Corporation also has the authority to initiate enforcement actions against savings institutions, after giving the Office of Thrift Supervision an opportunity to take such action.

Each FDIC insured institution is assigned to one of three capital groups which are based solely on the level of an institution's capital— "well capitalized," "adequately capitalized," and "undercapitalized."  These capital levels are defined in the same manner as under the prompt corrective action system discussed below.  These three groups are then divided into three subgroups which reflect varying levels of supervisory concern, from those which are considered to be healthy to those which are considered to be of substantial supervisory concern.  Assessment rates for insured institutions are determined semi-annually by the Federal Deposit Insurance Corporation and currently range from zero basis points for well-capitalized healthy institutions, such as Home Federal Saving and Loan, to 27 basis points for undercapitalized institutions with substantial supervisory concern.

In addition, all institutions with deposits insured by the Federal Deposit Insurance Corporation are required to pay assessments to fund interest payments on bonds issued by the Financing Corporation, a mixed-ownership government corporation established to recapitalize the predecessor to the Savings Association Insurance Fund.  The annual assessment rate set for the second quarter of 2007 was 0.0122% of insured deposits and is adjusted quarterly.  These assessments will continue until the Financing Corporation bonds mature in 2019.

The Federal Deposit Insurance Corporation may terminate the deposit insurance of any insured depository institution, including Home Federal Savings and Loan, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the Federal Deposit Insurance Corporation.  It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital.  If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the Federal Deposit Insurance Corporation.  Management is aware of no existing circumstances which would result in termination of Home Federal Savings and Loan's deposit insurance.

On February 8, 2006, President George W. Bush signed into law legislation that merged the Bank Insurance Fund and the Savings Association Insurance Fund to form the Deposit Insurance Fund, eliminated any disparities in bank and thrift risk-based premium assessments, reduced the administrative burden of maintaining and operating two separate funds and established certain new insurance coverage limits and a mechanism for possible periodic increases.  The legislation also gave the FDIC greater discretion to identify the relative risks all institutions present to the Deposit Insurance Fund and set risk-based premiums.

Major provisions in the legislation include:

•	Merging the Savings Association Insurance Fund and Bank Insurance Fund, which became effective March 31, 2006.

•
Maintaining basic deposit and municipal account insurance coverage at $100,000 but providing for a new basic insurance coverage for retirement accounts of $250,000.  Insurance coverage for basic deposit and retirement accounts could be increased for inflation every five years in $10,000 increments beginning in 2011.

•
Providing the FDIC with the ability to set the designated reserve ratio within a range of between 1.15% and 1.50%, rather than maintaining 1.25% at all times regardless of prevailing economic conditions.

•
Providing a one-time assessment credit of $4.7 billion to banks and savings associations in existence on December 31, 1996.  The institutions qualifying for the credit may use it to offset future premiums with certain limitations.

•
Requiring the payment of dividends of 100% of the amount that the insurance fund exceeds 1.5% of the estimated insured deposits and the payment of 50% of the amount that the insurance fund exceeds 1.35% of the estimated insured deposits (when the reserve is greater than 1.35% but no more than 1.5%).

Regulatory Capital Requirements.  Federally insured savings institutions are required to maintain minimum levels of regulatory capital.  The Office of Thrift Supervision has established capital standards consisting of a "tangible capital requirement," a "leverage capital requirement" and "a risk-based capital requirement."  The Office of Thrift Supervision also is authorized to impose capital requirements in excess of these standards on individual institutions on a case-by-case basis.

Current Office of Thrift Supervision capital standards require savings institutions to satisfy the following capital requirements:

•	tangible capital requirement – "tangible" capital equal to at least 1.5% of adjusted total assets;

•	leverage capital requirement – "core" capital equal to at least 3.0% of adjusted total assets; and

•	risk-based capital requirement – "total" capital (a combination of core and "supplementary" capital) equal to at least 8.0% of "risk-weighted" assets.

Core capital generally consists of common stockholders' equity (including retained earnings).  Tangible capital generally equals core capital minus intangible assets, with only a limited exception for purchased mortgage servicing rights.  Home Federal Savings and Loan had no intangible assets at December 31, 2007.  Both core and tangible capital are further reduced by an amount equal to a savings institution's debt and equity investments in subsidiaries engaged in activities not permissible to national banks (other than subsidiaries engaged in activities undertaken as agent for customers or in mortgage banking activities and subsidiary depository institutions or their holding companies).  These adjustments do not affect Home Federal Savings and Loan's regulatory capital.

In determining compliance with the risk-based capital requirement, a savings institution is allowed to include both core capital and supplementary capital in its total capital, provided that the amount of supplementary capital included does not exceed the savings institution's core capital.  Supplementary capital generally consists of general allowances for loan losses up to a maximum of 1.25% of risk-weighted assets, together with certain other items.  In determining the required amount of risk-based capital, total assets, including certain off-balance sheet items, are multiplied by a risk weight based on the risks inherent in the type of assets.  The risk weights range from 0% for cash and securities issued by the U.S. Government or unconditionally backed by the full faith and credit of the U.S. Government to 100% for loans (other than qualifying residential loans weighted at 80%) and repossessed assets.

Savings institutions must value securities available for sale at amortized cost for regulatory capital purposes.  This means that in computing regulatory capital, savings institutions should add back any unrealized losses and deduct any unrealized gains, net of income taxes, on debt securities reported as a separate component of GAAP capital.

At December 31, 2007, Home Federal Savings and Loan exceeded all of its regulatory capital requirements, with tangible, core and risk-based capital ratios of 21.82%, 21.82% and 79.67%, respectively.

Any savings institution that fails any of the capital requirements is subject to possible enforcement actions by the Office of Thrift Supervision or the Federal Deposit Insurance Corporation.  Such actions could include a capital directive, a cease and desist order, civil money penalties, the establishment of restrictions on the institution's operations, termination of federal deposit insurance and the appointment of a conservator or receiver.  The Office of Thrift Supervision's capital regulation provides that such actions, through enforcement proceedings or otherwise, could require one or more of a variety of corrective actions.

Prompt Corrective Action.  The following table shows the amount of capital associated with the different capital categories set forth in the prompt corrective action regulations.

Capital Category	Total Risk-Based Capital	Tier 1 Risk-Based Capital	Tier 1 Leverage Capital
Well capitalized	10% or more	6% or more	5% or more
Adequately capitalized	8% or more	4% or more	4% or more
Undercapitalized	Less than 8%	Less than 4%	Less than 4%
Significantly undercapitalized	Less than 6%	Less than 3%	Less than 3%

In addition, an institution is "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.  Under specified circumstances, a federal banking agency may reclassify a well capitalized institution as adequately capitalized and may require an adequately capitalized institution or an undercapitalized institution to comply with supervisory actions as if it were in the next lower category (except that the Federal Deposit Insurance Corporation may not reclassify a significantly undercapitalized institution as critically undercapitalized).

An institution generally must file a written capital restoration plan which meets specified requirements within 45 days of the date that the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized.  A federal banking agency must provide the institution with written notice of approval or disapproval within 60 days after receiving a capital restoration plan, subject to extensions by the agency.  An institution which is required to submit a capital restoration plan must concurrently submit a performance guaranty by each company that controls the institution.  In addition, undercapitalized institutions are subject to various regulatory restrictions, and the appropriate federal banking agency also may take any number of discretionary supervisory actions.

At December 31, 2007, Home Federal Savings and Loan was deemed a well capitalized institution for purposes of the above regulations and as such is not subject to the above mentioned restrictions.

The table below sets forth Home Federal Savings and Loan's capital position relative to its regulatory capital requirements at December 31, 2007.

	Actual		Required for Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions		Excess Over Well-Capitalized Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Total risk-based capital	$28,278	79.67%	$2,840	8.0%	$3,549	10.0%	$24,729	69.67%
Tier 1 risk-based capital	28,043	79.01	3,855	3.0	2,130	6.0	25,913	73.01
Tier 1 leverage Capital	28,043	21.82	3,855	3.0	6,426	5.0	21,617	16.82

Capital Distributions.  Office of Thrift Supervision regulations govern capital distributions by savings institutions, which include cash dividends, stock repurchases and other transactions charged to the capital account of a savings institution to make capital distributions.  A savings institution must file an application for Office of Thrift Supervision approval of the capital distribution if either (1) the total capital distributions for the applicable calendar year exceed the sum of the institution's net income for that year to date plus the institution's retained net income for the preceding two years, (2) the institution would not be at least adequately capitalized following the distribution, (3) the distribution would violate any applicable statute, regulation, agreement or Office of Thrift Supervision-imposed condition, or (4) the institution is not eligible for expedited treatment of its filings.  If an application is not required to be filed, savings institutions which are a subsidiary of a savings and loan holding company (as well as certain other institutions) must still file a notice with the Office of Thrift Supervision at least 30 days before the board of directors declares a dividend or approves a capital distribution.

Qualified Thrift Lender Test.  All savings institutions are required to meet a qualified thrift lender, or QTL, test to avoid certain restrictions on their operations.  A savings institution can comply with the QTL test by either qualifying as a domestic building and loan association as defined in the Internal Revenue Code or meeting the Office of Thrift Supervision QTL test.

Currently, the Office of Thrift Supervision QTL test requires that 65% of an institution's "portfolio assets" (as defined) consist of certain housing and consumer-related assets on a monthly average basis in nine out of every 12 months. To be a qualified thrift lender under the IRS test, the savings institution must meet a "business operations test" and a "60 percent assets test," each defined in the Internal Revenue Code.

If the savings institution fails to maintain its QTL status, the holding company's activities are restricted.  In addition, it must discontinue any non-permissible business, although the Office of Thrift Supervision may grant a grace period up to two years for good cause.  Nonetheless, any company that controls a savings institution that is not a qualified thrift lender must register as a bank holding company within one year of the savings institution's failure to meet the QTL test.

Statutory penalty provisions require an institution that fails to remain a QTL to either become a national bank or be prohibited from the following:

•	Making any new investments or engaging in any new activity not allowed for both a national bank and a savings association;

•	Establishing any new branch office unless allowable for a national bank; and

•	Paying dividends unless allowable for a national bank.

Three years from the date a savings association should have become or ceases to be a QTL, by failing to meet either QTL test, the institution must comply with the following restriction:

•	Dispose of any investment or not engage in any activity unless the investment or activity is allowed for both a national bank and a savings association.

At December 31, 2007, the qualified thrift investments of Home Federal Savings and Loan were approximately 95.2% of its portfolio assets.

Affiliate Transaction Restrictions.  Federal laws strictly limit the ability of savings institutions to engage in transactions with their affiliates, including their savings and loan holding companies.  Except for certain exceptions set forth in the Office of Thrift Supervision regulations, a savings association must comply with sections 23A and 23B of the Federal Reserve Act and Regulation W which implements those statutory provisions.  Those statutory and regulatory provisions apply to transactions between a subsidiary institution and its parent company or the non-savings institution subsidiaries of the savings and loan holding company and are limited to 10% of a savings institution's capital and surplus and, with respect to such parent company and all such non-savings institution subsidiaries, to an aggregate of 20% of the savings institution's capital and surplus.  Further, loans and extensions of credit generally are required to be secured by eligible collateral in specified amounts.  Federal law also requires that all transactions between a savings institution and its affiliates be on terms as favorable to the savings institution as transactions with non-affiliates.  Home Federal Savings and Loan believes that all transactions between it and its affiliates at December 31, 2007 were on terms as favorable to it as its transactions with non-affiliates.

Privacy Requirements of the Gramm-Leach-Bliley Act.  The Gramm-Leach-Bliley Act of 1999 provided for sweeping financial modernization for commercial banks, savings banks, securities firms, insurance companies, and other financial institutions operating in the United States. Among other provisions, the Gramm-Leach-Bliley Act places limitations on the sharing of consumer financial information with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution's privacy policy and provide such customers the opportunity to "opt out" of the sharing of personal financial information with unaffiliated third parties.

Anti-Money Laundering.  On October 26, 2001, in response to the events of September 11, 2001, the President of the United States signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (referred to as the USA PATRIOT Act).  The USA PATRIOT Act significantly expands the responsibilities of financial institutions, including savings and loan associations, in preventing the use of the U.S. financial system to fund terrorist activities. Title III of the USA PATRIOT Act provides for a significant overhaul of the U.S. anti-money laundering regime. Among other provisions, it requires financial institutions operating in the United States to develop new anti-money laundering compliance programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such compliance programs are intended to supplement existing compliance requirements, also applicable to financial institutions, under the Bank Secrecy Act and the Office of Foreign Assets Control Regulations.  We have established policies and procedures to ensure compliance with the USA PATRIOT Act's provisions, and the impact of the USA PATRIOT Act on our operations has not been material.

Federal Home Loan Bank System.  Home Federal Savings and Loan is a member of the Federal Home Loan Bank of Dallas, which is one of 12 regional Federal Home Loan Banks that administers the home financing credit function of savings institutions.  Each Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region.  It is funded primarily from proceeds derived from the sale of consolidated obligations of the Federal Home Loan Bank System.  It makes loans to members (i.e., advances) in accordance with policies and procedures established by the Board of Directors of the Federal Home Loan Bank.  At December 31, 2007, Home Federal Savings and Loan had $15.9 million of Federal Home Loan Bank advances.

As a member, Home Federal Savings and Loan is required to purchase and maintain stock in the Federal Home Loan Bank of Dallas in an amount equal to at least 1% of its aggregate unpaid residential mortgage loans or similar obligations at the beginning of each year.  At December 31, 2007, Home Federal Savings and Loan had $780,000 in Federal Home Loan Bank stock, which was in compliance with this requirement.

The Federal Home Loan Banks are required to provide funds for the resolution of troubled savings institutions and to contribute to affordable housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects.  These contributions have adversely affected the level of Federal Home Loan Bank dividends paid in the past and could do so in the future.  These contributions also could have an adverse effect on the value of Federal Home Loan Bank stock in the future.

Federal Reserve System.  The Federal Reserve Board requires all depository institutions to maintain reserves against their transaction accounts (primarily NOW and Super NOW checking accounts) and non-personal time deposits.  Because required reserves must be maintained in the form of vault cash or a noninterest-bearing account at a Federal Reserve Bank, the effect of this reserve requirement is to reduce an institution's earning assets. At December 31, 2007, Home Federal Savings and Loan had met its reserve requirement.

TAXATION

Federal Taxation

General.  Home Federal Bancorp, Home Federal Mutual Holding Company and Home Federal Savings and Loan are subject to federal income taxation in the same general manner as other corporations with some exceptions listed below.  The following discussion of federal and state income taxation is only intended to summarize certain pertinent income tax matters and is not a comprehensive description of the applicable tax rules.  Home Federal Savings and Loan's tax returns have not been audited during the past five years.

Method of Accounting.  For federal income tax purposes, Home Federal Savings and Loan reports income and expenses on the accrual method of accounting and used a December 31 tax year in 2004 for filing its federal income tax return and transitioned to a June 30 tax year in 2005.

Bad Debt Reserves.  The Small Business Job Protection Act of 1996 eliminated the use of the reserve method of accounting for bad debt reserves by savings associations, effective for taxable years beginning after 1995.  Prior to that time, Home Federal Savings and Loan was permitted to establish a reserve for bad debts and to make additions to the reserve.  These additions could, within specified formula limits, be deducted in arriving at taxable income.  As a result of the Small Business Job Protection Act of 1996, savings associations must use the experience method in computing their bad debt deduction beginning with their 1996 federal tax return.  In addition, federal legislation required the recapture over a six year period of the excess of tax bad debt reserves at December 31, 1995 over those established as of December 31, 1987.

Taxable Distributions and Recapture.  Prior to the Small Business Job Protection Act of 1996, bad debt reserves created prior to January 1, 1988 were subject to recapture into taxable income if Home Federal Savings and Loan failed to meet certain thrift asset and definitional tests.  New federal legislation eliminated these savings association related recapture rules.  However, under current law, pre-1988 reserves remain subject to recapture should Home Federal Savings and Loan make certain non-dividend distributions or cease to maintain a bank charter.

At December 31, 2007, the total federal pre-1988 reserve was approximately $3.3 million.  The reserve reflects the cumulative effects of federal tax deductions by Home Federal Savings and Loan for which no federal income tax provisions have been made.

Alternative Minimum Tax.  The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences.  The alternative minimum tax is payable to the extent such alternative minimum tax income is in excess of the regular income tax.  Net operating losses, of which Home Federal Savings and Loan has none, can offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years.  Home Federal Savings and Loan has not been subject to the alternative minimum tax or any such amounts available as credits for carryover.

Corporate Dividends-Received Deduction.  Home Federal Bancorp may exclude from its income 100% of dividends received from Home Federal Savings and Loan as a member of the same affiliated group of corporations.  The corporate dividends received deduction is 80% in the case of dividends received from corporations which a corporate recipient owns less than 80%, but at least 20% of the distribution corporation. Corporations which own less than 20% of the stock of a corporation distributing a dividend may deduct only 70% of dividends received.

State Taxation

Home Federal Bancorp is subject to the Louisiana Corporation Income Tax based on our Louisiana taxable income.  The Corporation Income Tax applies at graduated rates from 4% upon the first $25,000 of Louisiana taxable income to 8% on all Louisiana taxable income in excess of $200,000.  For these purposes, "Louisiana taxable income" means net income which is earned by us within or derived from sources within the State of Louisiana, after adjustments permitted under Louisiana law, including a federal income tax deduction.  In addition, Home Federal Savings and Loan will be subject to the Louisiana Shares Tax which is imposed on the assessed value of a company's stock.  The formula for deriving the assessed value is to calculate 15% of the sum of:

(a)	20% of our capitalized earnings, plus

(b)	80% of our taxable stockholders' equity, minus

(c)	50% of our real and personal property assessment

Various items may also be subtracted in calculating a company's capitalized earnings.

MANAGEMENT

Management of Home Federal Bancorp and Home Federal Savings and Loan

Board of Directors.  The board of directors of Home Federal Bancorp, the proposed new holding company, will be divided into three classes, each of which will contain one-third of the board.  The directors will be elected by our shareholders for staggered three-year terms, or until their successors are elected and qualified.  One class of directors, consisting of Messrs. David Herndon and Humphrey, will have a term of office expiring at the first annual meeting of shareholders after the conversion and offering, a second class, consisting of Messrs. Hearne, Patterson and Wedgeworth, will have a term of office expiring at the second annual meeting of shareholders and a third class, consisting of Messrs. Colquitt, Daniel Herndon, Lawrence and Harrison will have a term of office expiring at the third annual meeting of shareholders.  In addition, in connection with the consummation of the merger, under the terms of the merger agreement, Home Federal Bancorp agreed to appoint to the board the following seven existing directors of First Louisiana Bancshares:  Messrs. Winkler, Meldrum and Simpson for terms expiring at Home Federal Bancorp's first annual meeting of shareholders; Messrs. Rice and Roos for terms expiring at its second annual meeting; and Messrs. Boudreaux and Israel for terms expiring at its third annual meeting.

The following table sets forth certain information regarding the persons who serve as the new holding company's directors, all of whom currently serve as directors of Home Federal Bancorp, Home Federal Mutual Holding Company and Home Federal Savings and Loan.  No director of Home Federal Bancorp is related to any other director or executive officer, other than David Herndon who is the brother of Daniel Herndon.  Ages are reflected as of December 31, 2007.

Name	Age	Principal Occupation During the Past Five Years/Public Directorships	Year Term Expires	Director Since(1)
Walter T. Colquitt, III	62	Director. Dentist, Shreveport, Louisiana.	2010	1993

Daniel R. Herndon	67	Chairman of the Board of Directors of Home Federal Savings and Loan since January 1998. President and Chief Executive Officer of Home Federal Savings and Loan since September 1993. Chairman, President and Chief Executive Officer of Home Federal Bancorp since 2005.	2010	1980

Scott D. Lawrence	61	Director. President of Southwestern Wholesale, Shreveport, Louisiana since 1980.	2010	1994

David A. Herndon III	70	Director. Retired geologist.	2008	1998

Woodus K. Humphrey	67	Director. Insurance executive, Woodus Humphrey	2008	2001

Mark Malloy Harrison	48	Director. Co-owner of House of Carpets and Lighting, a floor coverings and lighting fixtures business in Shreveport, Louisiana, since September 2007, and co-owner of Roly Poly sandwich franchises located in Shreveport and West Monroe, Louisiana since 2005.	2008(2)	2007

Henry M. Hearne	67	Director. Self employed in the fields of investments and farming.	2009	2000

Clyde D. Patterson	65	Director. Executive Vice President of Home Federal Savings and Loan and Home Federal Bancorp since September 1993 and January 2005, respectively.	2009	1980

Amos L. Wedgeworth, Jr.	81	Director. Retired physician.	2009	1980
____________________
(1)	Includes a service as a director of Home Federal Savings and Loan.
(2)	In accordance with the merger agreement, Mr. Harrison will become a member of the class of directors whose term expires in 2010 following the conversion and offering and the merger.

Upon completion of the merger the seven current directors of First Louisiana Bancshares, Messrs. Boudreaux, Israel, Meldrum, Rice, Roos, Simpson and Winkler, will be appointed as directors of the new holding company.  The five current directors of First Louisiana Bank, Messrs. Boudreaux, Israel, Meldrum, Roos and Winkler, will be appointed as directors of Home Federal Savings and Loan.  The following table sets forth certain information regarding the current directors of First Louisiana Bancshares.  Ages are reflected as of December 31, 2007.

Name	Age	Principal Occupation During the Past Five Years/Public Directorships	Year Term Expires(1)
Ron C. Boudreaux	59	Director and President of First Louisiana Bancshares since its formation in 1998 and President and Chief Executive Officer of First Louisiana Bank since its inception in 1999. Director, President and Chief Executive Officer of City Bank & Trust Company, Shreveport, Louisiana from March 1987 to August 1998.	2010

Phillip L. Israel	57	Director of First Louisiana Bancshares and First Louisiana Bank since January 2006. Owner and President of Cypress Operating, Inc., an oil and gas exploration and production company in Shreveport, Louisiana. Director of Aeropres Corporation, headquartered in Shreveport, Louisiana, and director of the Shreveport Petroleum Club.	2010

John H. Meldrum Jr.	58	Director of First Louisiana Bancshares and First Louisiana Bank since July 2000. Sales and management of American Solutions for Business with offices in Shreveport, Louisiana since August 2006 and formerly owner of its predecessor, Bank 'N' Business Systems, a business forms printing and distribution company.	2008

Winston E. Rice*	62	Director of First Louisiana Bancshares since April 2000. General Manager of Winston Edw. Rice LLC, Covington, Louisiana, a law firm that focuses its practice in maritime and energy insurance since December 2001. Co-founder of the law firm of Rice, Fowler, Rodriguez, Kingsmill & Flint L.L.P.	2009

Armand L. Roos	57	Director of First Louisiana Bancshares and First Louisiana Bank since 1998 and 1999, respectively. Of Counsel with the law firm of Wiener, Weiss & Madison, A Professional Corporation, Shreveport, Louisiana since 2005. Member of the Boards of Holy Angels Residential Facility and Feist-Weiller Cancer Center in Shreveport, Louisiana.	2009

Name	Age	Principal Occupation During the Past Five Years/Public Directorships	Year Term Expires(1)
Wayne L. Simpson*	77	Director of First Louisiana Bancshares since its formation in 1998. Former director of First Louisiana Bank from 1999 to 2006. President of Vista Corporation and WLS Corporation, two oil and gas companies located in Shreveport, Louisiana since 1969 and 1978, respectively.	2008

David L. Winkler	62	Chairman of the Board of First Louisiana Bancshares since its formation in 1998 and Chairman of the Board of First Louisiana Bank since its inception in 1999. Manager of Winkler Land Company, LLC and Winkler Royalty, L.L.C., family businesses which have interests in oil, gas, timber and real estate, since 1981. An organizer of City Bank & Trust Company, Shreveport, Louisiana and served as Chairman of the Executive Committee and as Vice-Chairman of the Board of Directors from 1984 to 1998.	2008
____________________
*	Messrs. Rice and Simpson will be appointed as directors of the new holding company only.
(1)	Refers to term with the new holding company upon completion of the merger.

Director Compensation.  Directors of the proposed new holding company who also serve as directors of Home Federal Saving and Loan initially will not be compensated by the new holding company but will be compensated by Home Federal Savings and Loan for such service.  Messrs. Rice and Simpson, who will only serve as directors of the new holding company will be compensated by the new holding company.  It is not anticipated that separate compensation will be paid to the new holding company's directors who also serve as directors of Home Federal Savings and Loan until such time as such persons devote significant time to the separate management of the new holding company's affairs, which is not expected to occur unless we become actively engaged in additional businesses other than holding the stock of Home Federal Savings and Loan.  We may determine that such compensation is appropriate in the future. The primary elements of Home Federal Savings and Loan's non-employee director compensation program consist of equity compensation and cash compensation.

From July 2006 to March 2007, members of Home Federal Savings and Loan's Board of Directors received $600 per regular Board meeting held.  Beginning in April 2007, regular Board meeting fees were increased to $750 per meeting.  Members of Home Federal Savings and Loan's committees received $50 per committee meeting attended.  Meetings of the Board or committees held telephonically are not paid.  The members of the Board may also receive bonuses in June and December of each year.  Board fees are subject to periodic adjustment by the Board of Directors.

The table below summarizes the total compensation paid to our non-employee directors for the fiscal year ended June 30, 2007.

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Option Awards(1)	All Other Compensation(2)	Total(3)
Walter T. Colquitt III	$7,650	$5,890	$2,690	$2,497	$18,728
Henry M. Hearne	7,700	5,890	2,690	2,497	18,778
David A. Herndon III	7,700	5,890	2,690	2,497	18,778
Woodus K. Humphrey	5,850	5,890	2,690	2,497	16,928
Scott D. Lawrence	7,100	5,890	2,690	2,497	18,178
Amos L. Wedgeworth, Jr.	6,900	5,890	2,690	2,497	17,978
Sidney D. York	7,650	5,890	2,690	2,497	18,728
____________________
(1)
The column "Stock Awards" reflects expense recognized during fiscal 2007 in accordance with Statement of Financial Accounting Standards No. 123(R) related to grants of restricted stock awards to directors under the 2005 Recognition and Retention Plan.  Such awards are vesting pro rata over five years commencing on the first anniversary of the grant date.  The column "Option Awards" reflects expense recognized during fiscal year 2007 in accordance with Statement of Financial Accounting Standards No. 123(R) related to grants of stock options on August 18, 2005 for each non-employee director made pursuant to our 2005 Stock Option Plan, which options have an exercise price of $9.85 and vest pro rata over five years commencing on the first anniversary of the date of grant.  No restricted stock awards or stock option awards were made in fiscal 2007.

(2)
Includes dividends and interest thereon paid on shares awarded pursuant to the 2005 Recognition and Retention Plan that vested during fiscal 2007.  Dividends paid on the restricted common stock are held in the Recognition Plan Trust and paid to the recipient when the restricted stock is earned.  Also includes bonuses paid in December 2006 and June 2007.

____________________
(3)
At June 30, 2007, each non-employee director held 1,793 unvested stock awards under our 2005 Recognition and Retention Plan and an aggregate of 7,473 outstanding options under our 2005 Stock Option Plan.

In accordance with the rules and regulations of the Office of Thrift Supervision, no future grants or awards are permissible for our non-employee directors under the 2005 Stock Option Plan or 2005 Recognition and Retention Plan unless previous awards are forfeited by our current non-employee directors.

Current Director Independence.  A majority of Home Federal Bancorp's directors are independent directors as defined in the rules of the Nasdaq Stock Market.  The Board of Directors has determined that Messrs. Colquitt, Hearne, Humphrey, Lawrence, Wedgeworth and Harrison are currently independent directors.

Current Membership on Certain Board Committees.  Home Federal Bancorp is not currently subject to the listing requirements of the Nasdaq Stock Market and has not established a standing Compensation Committee or Nominating and Corporate Governance Committee.  The Board of Directors of Home Federal Bancorp has established an Audit Committee consisting of Messrs. Hearne, Lawrence and David Herndon.  The Audit Committee reviews with management and the independent registered public accounting firm the systems of internal control, reviews the annual financial statements, including the Form 10-KSB and monitors Home Federal Bancorp's adherence in accounting and financial reporting to generally accepted accounting principles.  The Audit Committee is comprised of three directors who are independent directors as defined in the Nasdaq listing standards and the rules and regulations of the Securities and Exchange Commission, except for David Herndon, who is the brother of Daniel Herndon.  The Board of Directors has determined that no members of the Audit Committee meet the qualifications established for an audit committee financial expert in the regulations of the Securities and Exchange Commission.  The Audit Committee met one time in fiscal 2007.

Executive Officers Who Are Not Directors.  The following individual currently serves as an executive officer of Home Federal Bancorp and will serve in the same position with Home Federal Bancorp following the conversion and offering.  Age is reflected as of December 31, 2007.

Name	Age	Principal Occupation During the Past Five Years
DeNell W. Mitchell	51	Vice President and Senior Lending Officer of Home Federal Savings and Loan since 1993 and Secretary – Treasurer since 2004; Vice President and Corporate Secretary of Home Federal Bancorp since 2005.

In accordance with Home Federal Bancorp's Louisiana bylaws, our executive officers will be elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal by the board of directors.

Management of Home Federal Bancorp After the Merger

In connection with the consummation of the merger, Daniel R. Herndon, currently President and Chief Executive Officer of Home Federal Bancorp and Home Federal Savings and Loan, will remain as Chairman of the Board of Home Federal Bancorp and Home Federal Savings and Loan and will be appointed as Chief Executive Officer of Home Federal Bancorp.  Ron C. Boudreaux, currently President of First Louisiana Bancshares and President and Chief Executive Officer of First Louisiana Bank, will be appointed Home Federal Bancorp's President and Chief Operating Officer and President and Chief Executive Officer of Home Federal Savings and Loan.  David L. Winkler will be appointed as Vice Chairman of the Boards of Directors of Home Federal Bancorp and Home Federal Savings and Loan.  Clyde D. Patterson, currently Executive Vice President of Home Federal Bancorp and Home Federal Savings and Loan Association will be appointed Executive Vice President and Chief Financial Officer of the new holding company and Executive Vice President and Chief Administrative Officer of Home Federal Savings and Loan Association.

Ron C. Boudreaux.  Mr. Boudreax organized First Louisiana Bank in 1999 and served as its President and Chief Executive Officer and member of the Board of Directors.  As of December 31, 2007, First Louisiana Bank had $123.1 million in assets, including $84.5 million in net loans receivable, stockholders' equity of $11.2 million and 45 full time employees.  Since its inception, First Louisiana Bank has focused on small to medium-size commercial customers in the Shreveport-Bossier City metropolitan market area.  Prior to organizing First Louisiana Bank, from March 1987 to August 1998, Mr. Boudreaux served as President and Chief Executive Officer and member of the Board of Directors of City Bank & Trust, Shreveport, Louisiana.  During Mr. Boudreaux's tenure, he was instrumental in addressing and correcting several weaknesses in City Bank that had resulted in several supervisory agreements since 1985.  The assets of City Bank increased from $18.0 million in 1987 to $68.0 million as of December 31, 1997 prior to its acquisition.  Prior thereto, Mr. Boudreaux served in various management capacities at Progressive National Bank, Mansfield, Louisiana, Bossier Bank & Trust, Bossier City, Louisiana and Fidelity National Bank, Baton Rouge, Louisiana.

Thomas M. Glass.  Mr. Glass has served as Secretary to the Board of Directors and Executive Vice President in charge of the Commercial Lending Division of First Louisiana Bank since 1999.  Prior thereto, Mr. Glass served as Vice President and Commercial Lending Officer of Hibernia National Bank in Shreveport, Louisiana from 1988 to 1999.  Following the merger, Mr. Glass will be appointed Executive Vice President of Lending of Home Federal Savings and Loan.

Rhonda R. Hensley.  Ms. Hensley has served as Secretary and Treasurer of First Louisiana Bancshares since 1998 and Executive Vice-President and Cashier of First Louisiana Bank since 1999.  Prior thereto, Ms. Hensley served as Senior Vice President and Cashier of City Bank & Trust in Shreveport, Louisiana from 1986 to 1998.  Following the merger, Ms. Hensley will be appointed Executive Vice President and Cashier of Home Federal Savings and Loan.

Membership on Certain Board Committees After the Merger

Following completion of the merger, we expect the Board of Directors of the new holding company to establish an audit committee, compensation committee and nominating and corporate governance committee.  All of the members of these committees will be independent directors as defined in the listing standards of The Nasdaq Stock Market.  Such committees will operate in accordance with written charters which we expect to have available on our website.  We do not expect that any members of the audit committee will meet the qualifications established for an audit committee financial expert in the regulations of the Securities and Exchange Commission, however the members will have the requisite financial and accounting background to meet the Nasdaq listing standards.  The following table sets forth the proposed membership of such committees.

Directors	Audit	Compensation	Nominating and Corporate Governance
Mark Malloy Harrison		*	*
Henry M. Hearne	*
Woodus K. Humphrey		*	*
Phillip L. Israel	*
Scott D. Lawrence	*	*	*
John H. Meldrum, Jr.	*	*	*
David L. Winkler		*	*

Summary Compensation Table

The following table sets forth a summary of certain information concerning the compensation paid by Home Federal Savings and Loan for services rendered in all capacities during the fiscal year ended June 30, 2007 to the principal executive officer and the only other executive officer whose total compensation exceeded $100,000 during fiscal 2007.  Home Federal Bancorp, the holding company of Home Federal Savings and Loan, has not paid separate cash compensation to its executive officers.

Name and Principal Position	Fiscal Year	Salary	Bonus	Stock Awards(1)	Option Awards(1)	All Other Compensation(2)	Total
Daniel R. Herndon President and Chief Executive Officer	2007	$130,350	$23,035	$34,337	$15,660	$51,672	$255,054
Clyde D. Patterson Executive Vice President	2007	103,700	16,370	18,321	9,417	36,988	184,796

(Footnotes on following page)

___________________
(1)
Reflects the amount expensed in accordance with Statement of Financial Accounting Standards No. 123(R) during fiscal 2007 for awards of restricted stock that vested during fiscal 2007, with respect to each of the named executive officers.  The valuation of the restricted stock awards is based on a grant date fair value of $9.85.

(2)
Includes contributions by Home Federal Savings and Loan of $7,220 and $6,103 to the accounts of Messrs. Herndon and Patterson, respectively, under the Home Federal Savings and Loan 401(k) Plan during fiscal 2007, the fair market value ($10.29) on December 31, 2006, the date shares of Home Federal Bancorp common stock were allocated, multiplied by the 948 and 754 shares allocated to the employee stock ownership plan accounts of Messrs. Herndon and Patterson, respectively, during fiscal 2007 and $9,650 and $8,900 in directors' fees paid to Messrs. Herndon and Patterson, respectively, during fiscal 2007.  Also includes health insurance premiums paid on behalf of Messrs. Herndon and Patterson, dividends and interest thereon paid on restricted stock awards in fiscal 2007 and use of a company-owned automobile.

Outstanding Equity Awards at Fiscal Year-End

Home Federal did not grant any awards of restricted stock or stock options during fiscal 2007 to its executive officers named above in the summary compensation table.  The table below sets forth outstanding equity awards at our fiscal year-end, June 30, 2007, to our named executive officers.

					Stock Awards
	Option Awards				Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested
	Number of Securities Underlying Unexercised Options		Exercise Price	Option Expiration Date
Name	Exercisable	Unexercisable
Daniel R. Herndon	17,400	26,100	$9.85	8/18/2015	10,458	$105,626
Clyde D. Patterson	10,464	15,696	9.85	8/18/2015	5,580	56,358

Proposed Employment Agreements

In connection with the execution of the merger agreement, the Board of Directors of Home Federal Savings and Loan approved employment agreements with Messrs. Herndon and Boudreaux to be effective on completion of the conversion and offering and the merger.  Pursuant to the employment agreements, Messrs. Herndon and Boudreaux will serve as Chairman of the Board and as President and Chief Executive Officer, respectively, for a term of three years commencing upon execution of the agreements which is expected to occur at the time the merger is closed.  On each day during the term of the employment period, the terms of the employment agreements are automatically extended for one additional day unless Home Federal Savings and Loan or the executive gives notice to the other party not to extend the agreements.  At least annually, the Board of Directors of Home Federal Savings and Loan will consider whether to continue to renew the employment agreements.  The employment agreements provide for initial base salaries of $172,500 per year for each of Messrs. Herndon and Boudreaux.  Such salaries may be increased at the discretion of the Board of Directors of Home Federal Savings and Loan but may not be decreased during the term of the agreements without the prior written consent of Messrs. Herndon or Boudreaux.  Home Federal Savings and Loan Association also agreed to provide each of Messrs. Herndon and Boudreaux with an automobile during the term of the agreements as well as life insurance providing a death benefit of not less than two times the executive's base salary.

The employment agreements will be terminable with or without cause by Home Federal Savings and Loan.  The employment agreements provide that in the event of a wrongful termination of employment (including a voluntary termination by Messrs. Herndon or Boudreaux as a result of a material breach of the agreement by Home Federal Savings and Loan or for "good reason" following a change in control of Home Federal Bancorp or Home Federal Savings and Loan, including a change in the executive's position, salary or duties without his consent), each of Messrs. Herndon and Boudreaux would be entitled to (1) an amount of cash severance which is equal to three times the sum of his base salary as of the date of termination plus his prior calendar year's bonus and (2) continued participation in certain employee benefit plans of Home Federal Savings and Loan, including medical and dental plans, until the earlier of 36 months or the date the executive receives substantially similar benefits from full-time employment with another employer.  The employment agreements with Home Federal Savings and Loan provide that in the event any of the payments to be made thereunder or otherwise upon termination of employment are deemed to constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code, then such payments and benefits received thereunder shall be reduced by the minimum amount necessary to result in no portion of the payments and benefits being non-deductible by Home Federal Savings and Loan for federal income tax purposes.  Parachute payments generally are payments equal to or greater than three times the executive's base amount, which is defined to mean the executive's average annual compensation from the employer includable in the executive's gross income during the most recent five taxable years ending before the year in which a change in control of the employer occurs.  Recipients of parachute payments are subject to a 20% excise tax on the amount by which such payments exceed the base amount, in addition to regular income taxes, and payments in excess of the base amount are not deductible by the employer as compensation expense for federal income tax purposes.

The board of directors of Home Federal Bancorp has also approved employment agreements with Messrs. Herndon and Boudreaux which will be on terms substantially similar to the agreements with Home Federal Savings and Loan, except as provided below.  The agreements with Home Federal Bancorp also will be executed and take effect at the time the merger is closed.  The Home Federal Bancorp agreements provide that severance payments payable to Messrs. Herndon and Boudreaux by Home Federal Bancorp shall include the amount by which the severance benefits payable by Home Federal Savings and Loan are reduced as a result of Section 280G of the Internal Revenue Code, if the parachute payments exceed 105% of three times the executive's "base amount" as defined in Section 280G of the Internal Revenue Code.  If the parachute payments are not more than 105% of the amount equal to three times the executive's base amount, the severance benefits payable by Home Federal Bancorp will be reduced so they do not constitute "parachute payments" under Section 280G of the Internal Revenue Code.  In addition, the agreements with Home Federal Bancorp provide that Home Federal Bancorp shall reimburse Messrs. Herndon and Boudreaux for any resulting excise taxes payable by them, plus such additional amount as may be necessary to compensate them for the payment of state and federal income, excise and other employment-related taxes on the additional payments.  Under the employment agreements, the executive's compensation, benefits and expenses will be paid by Home Federal Bancorp and Home Federal Savings and Loan in the same proportion as the time and services actually expended by the executives on behalf of each company.

Related Party Transactions

During fiscal 2007, Home Federal Savings and Loan has had, and expects to have in the future, banking transactions in the ordinary course of business with its directors and officers, and other related parties.  These transactions have been made on substantially the same terms, including interest rates, collateral, and repayment terms, as those prevailing at the same time for comparable transactions with persons not related to Home Federal Savings and Loan.  The extensions of credit to these persons have not and do not currently involve more than the normal risk of collectability or present other unfavorable features. None of these loans or other extensions of credit are disclosed as non-accrual, past due, restructured or potential problem loans.

Under Home Federal Bancorp's Audit Committee Charter, the Audit Committee is required to review and approve all related party transactions, as described in Item 404 of Regulation S-K of the SEC's rules.  To the extent such transactions are ongoing business relationships with Home Federal Bancorp or Home Federal Savings and Loan, such transactions shall be reviewed annually and such relationships shall be on terms not materially less favorable than what would be usual and customary in similar transactions between unrelated persons dealing at arms' length.

New Stock Benefit Plans

Employee Stock Ownership Plan.  Home Federal Savings and Loan has established an employee stock ownership plan for its employees which previously acquired 113,887 shares of Home Federal Bancorp's common stock on behalf of participants.  Employees who have been credited with at least 1,000 hours of service during a 12-month period and who have attained age 21 are eligible to participate in Home Federal Savings and Loan's employee stock ownership plan.

As part of the conversion and offering, the employee stock ownership plan intends to purchase a number of shares of the new holding company's common stock equal to 4.0% of the shares sold in the offering, or 64,000 shares and 73,600 shares based on the midpoint and maximum of the offering range, respectively.  We anticipate that the employee stock ownership plan will borrow funds from the new holding company, and that such loan will equal 100% of the aggregate purchase price of the common stock acquired by the employee stock ownership plan and have a term of 15 years.  The new holding company has agreed to loan the employee stock ownership plan the funds necessary to purchase shares.  The loan to the employee stock ownership plan will be repaid principally from Home Federal Savings and Loan's contributions to the employee stock ownership plan and the collateral for the loan will be the common stock purchased by the employee stock ownership plan.  The interest rate for the employee stock ownership plan loan will be fixed and is expected to be at Home Federal Savings and Loan's prime rate at the date the employee stock ownership plan enters into the loan.  The new holding company may, in any plan year, make additional discretionary contributions for the benefit of plan participants in either cash or shares of common stock, which may be acquired through the purchase of outstanding shares in the market or from individual shareholders, upon the original issuance of additional shares by the new holding company or upon the sale of treasury shares by the new holding company.  Such purchases, if made, would be funded through additional borrowings by the employee stock ownership plan or additional contributions from the new holding company or from Home Federal Savings and Loan.  The timing, amount and manner of future contributions to the employee stock ownership plan will be affected by various factors, including prevailing regulatory policies, the requirements of applicable laws and regulations and market conditions.

Shares purchased by the new holding company's employee stock ownership plan with the loan proceeds will be held in a suspense account and released for allocation to participants on a pro rata basis as debt service payments are made.  Shares released from the employee stock ownership plan will be allocated to each eligible participant's plan account based on the ratio of each such participant's compensation to the total compensation of all eligible employee stock ownership plan participants.  Forfeitures may be used for several purposes such as the payment of expenses or be reallocated among remaining participating employees.  Upon the completion of three years of service, the account balances of participants within the employee stock ownership plan becomes 100% vested.  In the case of a "change in control," as defined in the plan, however, participants will become immediately fully vested in their account balances.  Participants also become fully vested in their account balances upon death, disability or retirement.  Benefits may be payable upon retirement or separation from service.

Generally accepted accounting principles require that any third party borrowing by the new holding company's employee stock ownership plan be reflected as a liability on its statement of financial condition.  Since the employee stock ownership plan is borrowing from the new holding company, the loan will not be treated as a liability but instead will be excluded from shareholders' equity.  If the employee stock ownership plan purchases newly issued shares from the new holding company, total shareholders' equity would neither increase nor decrease, but per share shareholders' equity and per share net earnings would decrease as the newly issued shares are allocated to the employee stock ownership plan participants.

Home Federal Savings and Loan's employee stock ownership plan is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended, and the applicable regulations of the Internal Revenue Service and the Department of Labor.

Stock Option Plan.  Following consummation of the conversion and offering, we intend to adopt a new stock option plan, which will be designed to attract and retain qualified personnel in key positions, provide directors, officers and key employees with a proprietary interest in the new holding company as an incentive to contribute to its success and reward key employees for outstanding performance.  The new stock option plan will provide for the grant of incentive stock options, intended to comply with the requirements of Section 422 of the Internal Revenue Code, and non-incentive or compensatory stock options.  Options may be granted to our directors and key employees.  The new stock option plan will be administered and interpreted by a committee of the board of directors. Unless sooner terminated, the new stock option plan shall continue in effect for a period of 10 years from the date the stock option plan is adopted by the board of directors.

Under the new stock option plan, the committee will determine which directors, officers and key employees will be granted options, whether options will be incentive or compensatory options, the number of shares subject to each option, the exercise price of each option, whether options may be exercised by delivering other shares of common stock and when such options become exercisable.  The per share exercise price of an incentive stock option must at least equal the fair market value of a share of common stock on the date the option is granted (110% of fair market value in the case of incentive stock options granted to employees who are 5% shareholders).

At a meeting of the new holding company's shareholders after the conversion and offering, which under applicable Office of Thrift Supervision policies may be held no earlier than six months after the completion of the conversion and offering, we intend to present the stock option plan to shareholders for approval and to reserve an amount equal to 7.68% of the shares of the new holding company common stock sold in the offering, which is 122,837 shares or 141,263 shares based on the midpoint and maximum of the offering range, respectively, for issuance under the new stock option plan.  Office of Thrift Supervision regulations provide that, in the event such plan is implemented within one year after the conversion and offering, no individual officer or employee of the new holding company may receive more than 25% of the options granted under the new stock option plan and non-employee directors may not receive more than 5% individually, or 30% in the aggregate of the options granted under the new stock option plan.  Office of Thrift Supervision regulations also provide that the exercise price of any options granted under any such plan must be at least equal to the fair market value of the common stock as of the date of grant.  Further, options under such plan generally are required to vest over a five year period at 20% per year.  Each stock option or portion thereof will be exercisable at any time on or after it vests and will be exercisable until 10 years after its date of grant or for periods of up to five years following the death, disability or other termination of the optionee's employment or service as a director.  However, failure to exercise incentive stock options within three months after the date on which the optionee's employment terminates may result in the loss of incentive stock option treatment.  We currently anticipate that the new stock option plan will be submitted to shareholders of the new holding company within one year, but not earlier than six months from, the date of completion of the conversion and offering.  Accordingly, we expect that the above described limitations imposed by regulations of the Office of Thrift Supervision would be applicable.  However, we reserve the right to submit the new stock option plan to shareholders more than one year from the date of the conversion and offering, in which event the above-described Office of Thrift Supervision regulations may not be fully applicable.  The Office of Thrift Supervision requires that stock option plans implemented by institutions within one year of a conversion and offering must be approved by a majority of the outstanding shares of voting stock.  Stock option plans implemented more than one year after a conversion and offering could be approved by the affirmative vote of the shares present and voting at the meeting of shareholders called to consider such plans.

At the time an option is granted pursuant to the new stock option plan, the recipient will not be required to make any payment in consideration for such grant.  With respect to incentive or compensatory stock options, the optionee will be required to pay the applicable exercise price at the time of exercise in order to receive the underlying shares of common stock.  The shares reserved for issuance under the new stock option plan may be authorized but previously unissued shares, treasury shares, or shares purchased by the new holding company on the open market or from private sources.  In the event of a stock split, reverse stock split or stock dividend, the number of shares of common stock under the new stock option plan, the number of shares to which any option relates and the exercise price per share under any option shall be adjusted to reflect such increase or decrease in the total number of shares of common stock outstanding.

Under current provisions of the Internal Revenue Code, the federal income tax treatment of incentive stock options and compensatory stock options is different.  A holder of incentive stock options who meets certain holding period requirements will not recognize income at the time the option is granted or at the time the option is exercised, and a federal income tax deduction generally will not be available to the new holding company at any time as a result of such grant or exercise.  With respect to compensatory stock options, the difference between the fair market value on the date of exercise and the option exercise price generally will be treated as compensation income upon exercise, and the new holding company will be entitled to a deduction in the amount of income so recognized by the optionee.

Recognition and Retention Plan.  After the conversion and offering, the new holding company intends to adopt a stock recognition and retention plan for its directors, officers and employees.  The objective of the stock recognition and retention plan will be to enable us to provide directors, officers and employees with a proprietary interest in the new holding company as an incentive to contribute to its success.  We intend to present the stock recognition and retention plan to the new holding company's shareholders for their approval at a meeting of shareholders which, pursuant to applicable Office of Thrift Supervision regulations, may be held no earlier than six months after the conversion and offering.

The recognition and retention plan will be administered by a committee of Home Federal Bancorp's board of directors, which will have the responsibility to invest all funds contributed to the trust created for the stock recognition and retention plan.  The new holding company will contribute sufficient funds to the trust so that it can purchase, following the receipt of shareholder approval, a number of shares equal to 3.07% of the shares of Home Federal Bancorp common stock sold in the offering, which is 49,135 shares or 56,505 shares based on the midpoint and maximum of the offering range, respectively.  Shares of common stock granted pursuant to the recognition and retention plan generally will be in the form of restricted stock vesting at a rate to be determined by Home Federal Bancorp's board of directors or a board committee.  Currently, we expect that shares granted under the recognition and retention plan will vest over a five year period at a rate no faster than 20% per year.  For accounting purposes, compensation expense in the amount of the fair market value of the common stock at the date of the grant to the recipient will be recognized pro rata over the period during which the shares vest.  A recipient will be entitled to all voting and other shareholder rights, except that the shares, while restricted, may not be sold, pledged or otherwise disposed of and are required to be held in the trust.  Under the terms of the recognition and retention plan, recipients of awards will be entitled to instruct the trustees of the recognition and retention plan as to how the underlying shares should be voted, and the trustees will be entitled to vote all unallocated shares in their discretion.  If a recipient's employment is terminated as a result of death or disability, all restrictions will expire and all allocated shares will become unrestricted.  We will be able to terminate the recognition and retention plan at any time, and if we do so, any shares not allocated will revert to the new holding company.  Recipients of grants under the recognition and retention plan will not be required to make any payment at the time of grant or when the underlying shares of common stock become vested, other than payment of withholding taxes.

We currently anticipate that the stock recognition and retention plan will be submitted to shareholders of the new holding company within one year, but not earlier than six months from, the date of completion of the conversion and offering.  Accordingly, we expect that the above described limitations imposed by regulations of the Office of Thrift Supervision would be applicable.  However, we reserve the right to submit the stock recognition and retention plan to shareholders more than one year from the date of the conversion and reorganization, in which event the above-described Office of Thrift Supervision regulations may not be fully applicable.

BENEFICIAL OWNERSHIP OF HOME FEDERAL BANCORP COMMON STOCK

The following table sets forth as of May 13, 2008, certain information as to the common stock beneficially owned by (1) each person or entity, including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, who or which was known to us to be the beneficial owner of more than 5% of the issued and outstanding common stock, (2) the directors of Home Federal Bancorp and (3) all directors and executive officers of Home Federal Bancorp as a group.

Name of Beneficial Owner or Number of Persons in Group	Amount and Nature of Beneficial Ownership as of May 13, 2008(1)		Percent of Common Stock(2)
Home Federal Mutual Holding Company of Louisiana	2,135,375		63.1%
624 Market Street
Shreveport, Louisiana 71101

Third Avenue Management LLC	251,457	(3)	7.4
622 Third Avenue, 32nd Floor
New York, New York 10017
Directors:
Walter T. Colquitt III	5,621	(4)	*
Mark Malloy Harrison	1,000	(5)
Henry M. Hearne	20,979	(4)(6)	*
Daniel R. Herndon	58,774	(4)(7)	1.7
David A. Herndon III	24,979	(4)(8)	*
Woodus K. Humphrey	5,521	(4)	*
Scott D. Lawrence	15,979	(4)(9)	*
Clyde D. Patterson	24,843	(4)(10)	*
Amos L. Wedgeworth, Jr.	6,979	(4)	*

All Directors and Executive Officers as a Group (10 persons)	169,380	(4)	4.9%
___________________
*	Represents less than 1% of our outstanding common stock.
(1)
Based upon filings made pursuant to the Securities Exchange Act of 1934 and information furnished by the respective individuals.  Under regulations promulgated pursuant to the Securities Exchange Act of 1934, shares of common stock are deemed to be beneficially owned by a person if he or she directly or indirectly has or shares (i) voting power, which includes the power to vote or to direct the voting of the shares, or (ii) investment power, which includes the power to dispose or to direct the disposition of the shares.  Unless otherwise indicated, the named beneficial owner has sole voting and dispositive power with respect to the shares.

(2)
Each beneficial owner's percentage ownership is determined by assuming that options held by such person (but not those held by any other person) and that are exercisable within 60 days of the voting record date have been exercised.

(3)
This information is based on a Schedule 13G filed with the Securities and Exchange Commission by Third Avenue Management LLC on February 14, 2008. Third Avenue reports sole voting and dispositive power over all the shares.

(4)
Includes a total of 29,885 shares over which the directors and executive officers as a group (10 persons) have voting power which are held in the 2005 Recognition and Retention Plan Trust, that are part of grant awards that are vesting at a rate of 20% per year commencing on August 18, 2006.  The trust holds 1,793 of such shares on behalf of each non-employee director and on behalf of Messrs. Daniel Herndon and Clyde Patterson, 10,458 and 5,580 of such shares, respectively.  Includes a total of 47,856 shares subject to stock options granted pursuant to the 2005 Stock Option Plan that are exercisable within 60 days of the voting record date.  Each non-employee director holds 2,990 of such stock options and Messrs. Daniel Herndon and Clyde Patterson hold 17,400 and 10,464 stock options, respectively.

(5)	The 1,000 shares are held jointly with Mr. Harrison's spouse.

(Footnotes continued on following page)

___________________
(6)	Includes 5,000 shares held by Mr. Hearne's spouse and 10,000 shares held by the Grand Bend Investments LLC, of which Mr. Hearne is a principal.
(7)
Includes 11,342 shares held in Home Federal Savings and Loan Association's 401(k) Plan for the benefit of Mr. Herndon, 1,895 shares allocated to Mr. Herndon's account in the Home Federal Savings and Loan Association employee stock ownership plan and 13,000 shares held by Herndon Investment Company LLC over which Mr. Herndon disclaims beneficial ownership except with respect to his 50% ownership interest therein.

(8)
Includes 13,000 shares held by Herndon Investment Company LLC, of which Mr. Herndon is a 50% owner, and over which he disclaims beneficial ownership except with respect to his pecuniary interest therein.

(9)	Includes 5,000 shares held in Mr. Lawrence's individual retirement account.
(10)
The 5,007 shares are held in Home Federal Savings and Loan Association's 401(k) Plan for the benefit of Mr. Patterson and 1,508 shares allocated to Mr. Patterson's account in the employee stock ownership plan.

PROPOSED MANAGEMENT PURCHASES

The following table sets forth, for each of our directors and for all of our directors and executive officers as a group, (1) the number of exchange shares to be held upon consummation of the conversion and offering, based upon their beneficial ownership of shares of common stock of Home Federal Bancorp as of the date of this prospectus, (2) the proposed purchases of  subscription shares, assuming sufficient shares are available to satisfy their subscriptions, and (3) the total amount of Home Federal Bancorp common stock to be held upon consummation of the conversion and offering, in each case assuming that 1,600,000 shares of our stock are sold, which is the midpoint of the offering range.  The shares being acquired by these directors and executive officers are being acquired for investment and not for re-sale.  At the midpoint of the offering range after completion of the conversion and offering and the merger, current directors and executive officers as a group will hold 2.9% of the common stock outstanding and Daniel R. Herndon will hold 1.0%.  No other current directors or executive officers will hold 1.0% or more of the outstanding common stock.

	Number of New Shares to be Received in Exchange For Existing Shares of Home	Proposed Purchases of Common Stock		Total Shares of New Home Federal Bancorp Common Stock to be Held
Name	Federal Bancorp(1) (2) (3)	Dollar Amount	Number of Shares	Dollar Amount	Number of Shares
Directors:
Walter T. Colquitt III	1,917	$1,000	100	$20,710	2,071
Mark Malloy Harrison.	749	25,000	2,500	32,490	3,249
Henry M. Hearne	13,478	10,000	1,000	144,780	14,478
Daniel R. Herndon	31,000	75,000	7,500	385,000	38,500
David A. Herndon III.	16,475	75,000	7,500	239,750	23,975
Woodus K. Humphrey	1,896	1,000	100	19,960	1,996
Scott D. Lawrence.	9,732	10,000	1,000	107,320	10,732
Clyde D. Patterson	10,773	5,000	500	112,730	11,273
Amos L. Wedgeworth, Jr	2,988	1,000	100	30,880	3,088

All Directors and Executive Officers as a Group (10 persons)	91,049	$203,000	20,300	$1,113,490	111,349

(1)
Excludes shares which may be received upon the exercise of outstanding and exercisable stock options.  Based upon the exchange ratio of 0.7493 of the new holding company shares for each share of Home Federal Bancorp common stock at the midpoint of the estimated valuation range, the persons named in the table would have options to purchase our common stock as follows: 2,240 shares for each of Messrs. Colquitt, Hearne, David Herndon, Humphrey, Lawrence and Wedgeworth, 13,037 shares for Mr. Daniel Herndon and 7,840 shares for Mr. Patterson, and for all directors and executive officers as a group, 35,857 shares.

(2)
Excludes unvested shares awarded under the recognition and retention plan, based upon the exchange ratio, in the following amounts: 1,343 shares for each of Messrs. Colquitt, Hearne, David Herndon, Humphrey, Lawrence and Wedgeworth, 7,836 shares for Mr. Daniel Herndon and 4,180 shares for Mr. Patterson, and for all directors and executive officers as a group, 22,392 shares.

(3)
Excludes stock options and awards that may be granted under the proposed new stock option plan and recognition and retention plan if such plans are approved by shareholders at an annual or special meeting of shareholders at least six months following the conversion and reorganization.  See "Management – New Stock Benefit Plans."

(4)
Does not reflect shares of the new holding company common stock to be issued to current directors or executive officers of First Louisiana Bancshares and/or First Louisiana Bank who will become directors and/or executive officers of the new holding company and/or Home Federal Savings and Loan upon completion of the conversion and offering and the merger.  Except as set forth in the table below none of such persons are eligible account holders, supplemental eligible account holders or other members for purposes of purchasing shares of the new holding company common stock in the conversion and offering.  If such persons' shares of First Louisiana Bancshares common stock, assuming none of the First Louisiana Bancshares options held by them are exercised prior to the completion of the merger, are included, based on the merger exchange ratio, all directors and executive officers of the new holding company and/or Home Federal Savings and Loan following completion of the merger (19 persons) would be deemed to own 757,589 shares of the new holding company common stock, or 19.6% at the midpoint of the offering range and assuming 1,324,720 merger exchange shares are  issued in the merger.  The table set forth below includes information with respect to the number of merger exchange shares to be received by the directors and executive officers of First Louisiana Bancshares and First Louisiana Bank who will become directors or executive officers of Home Federal Bancorp and/or Home Federal Savings and Loan after completion of the merger.  Also includes the number of shares proposed to be purchased in the conversion and offering by such persons if they have subscription rights as a result of being depositors of Home Federal Savings and Loan.  For purposes of this table, none of the options to purchase First Louisiana Bancshares common stock held by directors and executive officers of First Louisiana Bancshares are assumed to have been exercised prior to the merger.

Name	Number of Merger Exchange Shares	Number of Shares Proposed to be Purchased in the Conversion and Offering	Percent at Midpoint of Offering Range After the Conversion and Offering and the Merger
Directors:
Ron C. Boudreaux	15,640	--	*
Phillip L. Israel	14,859	--	*
John H. Meldrum Jr.	56,984	--	1.5%
Winston E. Rice	28,562	--	*
Armand L. Roos	30,749	--	*
Wayne L. Simpson	268,466	--	7.0
David L. Winkler	216,562	--	5.6

Executive Officers:
Thomas M. Glass	9,861	--	*
Rhonda R. Hensley	4,552	--	*

All Directors and Executive Officers as a Group (9 persons)	646,240	--	16.7
_____________________

*Amounts to less than 1.0%.

In addition, as of the date hereof, one additional shareholder of First Louisiana Bancshares owns sufficient shares of First Louisiana Bancshares that if it elects to receive and does receive merger consideration consisting solely of New Home Federal Bancorp shares, it will own in excess of 5.0% of the issued and outstanding shares of New Home Federal Bancorp.  The Estate of J.L. Carraway owns 91,898 shares of First Louisiana Bancshares common stock which could be exchanged for 257,314 shares of New Home Federal Bancorp shares or 6.7% of the issued and outstanding shares after completion of the conversion and offering and the merger based on the assumptions set forth above.

The following table sets forth for each of our existing directors and executive officers as well as the directors and executive officers of First Louisiana Bancshares and/or First Louisiana Bank who will become directors and/or executive officers of the new holding company or Home Federal Savings and Loan the estimated number of shares of New Home Federal Bancorp common stock each will own upon completion of the conversion and offering and the merger assuming 1,600,000 shares are sold in the conversion and offering and 1,324,720 merger exchange shares are issued in the merger.

Name	Total Shares of New Home Federal Bancorp Common Stock to be Held	Percent of Shares Assumed to be outstanding

Directors:

Ron C. Boudreaux	15,640	*
Walter T. Colquitt III	2,071	*
Mark Malloy Harrison	3,249	*
Henry M. Hearne	14,478	*
Daniel R. Herndon	38,500	1.0%
David A. Herndon III	23,975	*
Woodus K. Humphrey	1,996	*
Phillip L. Israel	14,859	*
Scott D. Lawrence	10,732	*
John H. Meldrum, Jr.	56,984	1.5
Clyde D. Patterson	11,273	*
Winston E. Rice	28,562	*
Armand L. Roos	30,749	*
Wayne L. Simpson	268,466	7.0
Amos L. Wedgeworth, Jr.	3,088	*
David L. Winkler	216,562	5.6

Executive Officers:

Thomas M. Glass	9,861	*
Rhonda R. Hensley	4,552	*

Total of all Directors and Executive Officers as a Group (19 persons)	757,589	19.6%
________________
*	Amounts to less than 1.0%

THE CONVERSION AND OFFERING

The Boards of Directors of Home Federal Bancorp, Home Federal Mutual Holding Company and Home Federal Savings and Loan all have approved the plan of conversion and reorganization.  The plan of conversion and reorganization also has been conditionally approved by the Office of Thrift Supervision, subject to approval by the members of Home Federal Mutual Holding Company and the shareholders of Home Federal Bancorp.  Such Office of Thrift Supervision approval, however, does not constitute a recommendation or endorsement of the plan of conversion and reorganization by such agency.

General

The Boards of Directors of Home Federal Mutual Holding Company, Home Federal Bancorp and Home Federal Savings and Loan unanimously adopted the plan of conversion and reorganization effective December 11, 2007, as amended on April 21, 2008.  The plan of conversion and reorganization has been approved by the Office of Thrift Supervision, subject to, among other things, approval of the plan of conversion and reorganization by the members of Home Federal Mutual Holding Company and the shareholders of Home Federal Bancorp.  The special meetings of members and of shareholders have been called for this purpose on June 27, 2008.

In connection with the conversion and offering, Home Federal Bancorp will acquire First Louisiana Bancshares in a merger, whereby First Louisiana Bancshares will be merged with and into Home Federal Bancorp and First Louisiana Bancshares' wholly-owned subsidiary, First Louisiana Bank, will be merged with and into Home Federal Savings and Loan.  In connection with the merger, First Louisiana Bancshares' shareholders will be given the opportunity to exchange their shares of First Louisiana Bancshares' common stock for $28.00 in cash, 2.8 shares of Home Federal Bancorp common stock, or a combination thereof, subject to the election and proration procedures set forth in the merger agreement whereby approximately 60.0% of the First Louisiana Bancshares will be exchanged for shares of common stock of the new holding company.  The merger will not occur unless the conversion is completed.  In addition, the conversion and offering will be terminated if the emreger is not completed.  For more information on the merger with First Louisiana Bancshares, see "Acquisition of First Louisiana Bancshares."  The completion of the conversion and offering and the merger are expected to occur substanially simultaneously on the same day.

The following is a brief summary of the conversion and offering and is qualified in its entirety by reference to the provisions of the plan of conversion and reorganization.  A copy of the plan of conversion and reorganization is available for inspection at each branch office of Home Federal Savings and Loan and at the Dallas Regional and Washington D.C. offices of the Office of Thrift Supervision.  The plan of conversion and reorganization also is filed as an exhibit to the registration statement of which this document is a part, copies of which may be obtained from the Securities and Exchange Commission.  See "Where You Can Find Additional Information."

Purposes of the Conversion and Offering

Home Federal Mutual Holding Company, as a mutual holding company, does not have shareholders and has no authority to issue capital stock.  As a result of the conversion and offering, Home Federal Bancorp will be structured in the form used by holding companies of commercial banks, most business entities and a growing number of savings institutions.  The conversion and offering will facilitate the acquisition of First Louisiana Bancshares by enabling us to issue stock and raise cash to pay the merger consideration.  The conversion and offering will also be important to our future growth and performance by providing a larger capital base to support our operations and by enhancing our future access to capital markets, ability to continue to grow our asset base, through additional new branches, further acquisitions or otherwise, and to diversify into other financial services related activities and to provide additional services to the public.  Although Home Federal Bancorp currently has the ability to raise additional capital through the sale of additional shares of Home Federal Bancorp common stock, that ability is limited by the mutual holding company structure which, among other things, requires that Home Federal Mutual Holding Company always hold a majority of the outstanding shares of Home Federal Bancorp common stock.

The conversion and offering also will result in an increase in the number of shares of common stock held by public shareholders, as compared to the current number of outstanding shares of Home Federal Bancorp common stock, which we expect will facilitate development of a more active and liquid trading market for Home Federal Bancorp's common stock.  See "Market for Home Federal Bancorp's  Common Stock."

Home Federal Savings and Loan remains committed to controlled growth and diversification and believes the acquisition of First Louisiana Bancshares will materially further the implementation of its business plan.  The additional funds received in the conversion and reorganization will facilitate Home Federal Savings and Loan's ability to continue to grow in accordance with its business plan, through both internal growth and possible acquisitions of other institutions or through the expansion of its branch office network.  We believe that the conversion and reorganization will enhance Home Federal Savings and Loan's ability to continue its growth through possible acquisitions and will support its ability to more fully serve the borrowing and other financial needs of the communities it serves.

In light of the foregoing, the Boards of Directors of Home Federal Mutual Holding Company, Home Federal Bancorp and Home Federal Savings and Loan believe that it is in the best interests of such companies and their respective members and shareholders to continue to implement our strategic business plan, and that the most feasible way to do so is through the conversion and reorganization.

Description of the Conversion and Offering

The conversion and offering will result in the elimination of the mutual holding company, the creation of a new stock form holding company which will own all of the outstanding shares of Home Federal Savings and Loan, the exchange of shares of common stock of Home Federal Bancorp by public shareholders for shares of the new stock form holding company, the issuance and sale of additional shares to depositors and certain borrowers of Home Federal Savings and Loan and others in the offering.  The conversion and offering will be accomplished through a series of substantially simultaneous and interdependent transactions as follows:

•
Home Federal Bancorp will convert to a federal interim stock savings institution and simultaneously merge with and into Home Federal Savings and Loan with Home Federal Savings and Loan being the survivor and Home Federal Mutual Holding Company will convert from mutual form to a federal interim stock savings institution and simultaneously merge with and into Home Federal Savings and Loan, pursuant to which the mutual holding company will cease to exist and the shares of Home Federal Bancorp common stock held by the mutual holding company will be canceled; and

•	an interim savings association will be formed as a wholly-owned subsidiary of the newly formed Louisiana holding company, and then will merge with and into Home Federal Savings and Loan.

As a result of the above transactions, Home Federal Savings and Loan will become a wholly-owned subsidiary of the new holding company, and the outstanding shares of Home Federal Bancorp common stock will be converted into the shares of the new holding company common stock pursuant to the exchange ratio, which will result in the holders of such shares owning in the aggregate approximately the same percentage of the new Home Federal Bancorp common stock to be outstanding upon the completion of the conversion and offering as the percentage of Home Federal Bancorp common stock owned by them in the aggregate immediately prior to consummation of the conversion and offering before giving effect to (a) the payment of cash in lieu of issuing fractional exchange shares, and (b) any shares of common stock purchased by public shareholders in the offering.  Home Federal Bancorp will then change its name to "First Louisiana Bancshares, Inc." following the merger.

Consummation of the conversion and offering is conditioned upon the approval of the plan of conversion and reorganization by (1) the Office of Thrift Supervision, (2) at least a majority of the total number of votes eligible to be cast by members of Home Federal Mutual Holding Company at the special meeting of members and (3) holders of at least two-thirds of the shares of the outstanding Home Federal Bancorp common stock at the special meeting of shareholders.  In addition, the consummation of the conversion and offering is conditioned on the approval of the plan of conversion and reorganization by at least a majority of the outstanding shares of Home Federal Bancorp common stock excluding Home Federal Mutual Holding Company at the special meeting of shareholders.

Effect of the Conversion and Offering on Public Shareholders

Effect on Outstanding Shares of Home Federal Bancorp.  Federal regulations provide that in a conversion of a mutual holding company to stock form, the public shareholders of Home Federal Bancorp will be entitled to exchange their shares of common stock for common stock of the converted holding company, provided that Home Federal Savings and Loan and Home Federal Mutual Holding Company demonstrate to the satisfaction of the Office of Thrift Supervision that the basis for the exchange is fair and reasonable.  Each publicly held share of Home Federal Bancorp common stock will, on the date of completion of the conversion and offering, be automatically converted into and become the right to receive a number of shares of common stock of the new holding company determined pursuant to the exchange ratio which we refer to as the "exchange shares."  The public shareholders of Home Federal Bancorp common stock will own the same percentage of common stock in the new holding company after the conversion and offering as they hold in Home Federal Bancorp subject to additional purchases, or the receipt of cash in lieu of fractional shares.  The total number of exchange shares held by the former public shareholders of Home Federal Bancorp common stock after the conversion and offering will also be affected by any purchases by these persons in the offering.

Based on the independent valuation, the 63.1% of the outstanding shares of Home Federal Bancorp common stock held by Home Federal Mutual Holding Company as of the date of the independent valuation and the 36.9% public ownership interest of Home Federal Bancorp, the following table sets forth, at the minimum, mid-point, maximum, and adjusted maximum of the offering range:

•	the total number of shares of common stock to be issued in the conversion and offering;

•	the total shares of common stock outstanding after the conversion and offering (not including merger shares);

•	the exchange ratio; and

the number of shares an owner of 100 shares of Home Federal Bancorp common stock will receive in the exchange, adjusted for the number of shares sold in the offering.

	Shares to be sold In the offering		Shares of Home Federal Bancorp common stock to be exchanged for new Home Federal Bancorp common stock		Total shares of new Home Federal Bancorp common stock to be issued in the conversion and offering	Exchange ratio	100 shares of Home Federal Bancorp common stock would be exchanged for the following number of shares of new Home Federal Bancorp(1)	Value of new Home Federal Bancorp shares to be received in exchange for 100 shares of Home Federal Bancorp stock assuming value at $10.00 per Share
	Amount	Percent	Amount	Percent
Minimum	1,360,000	63.1%	794,795	36.9%	2,154,795	0.6369	63	$630
Midpoint	1,600,000	63.1	935,060	36.9	2,535,060	0.7493	74	740
Maximum	1,840,000	63.1	1,075,326	36.9	2,915,326	0.8617	86	860
15% above the maximum	2,116,000	63.1	1,236,556	36.9	3,352,556	0.9909	99	990

As indicated in the table above, the exchange ratio ranges from a minimum of 0.6369 to a maximum of 0.8617 shares of New Home Federal Bancorp common stock for each share of Home Federal Bancorp common stock. Under certain circumstances, the pro forma market value may be adjusted upward to reflect changes in market conditions, and, at the adjusted maximum, the exchange ratio would be 0.9909 shares of New Home Federal Bancorp common stock for each share of Home Federal Bancorp common stock. Shares of New Home Federal Bancorp common stock issued in the share exchange will have an initial value of $10.00 per share. Depending on the exchange ratio and the market value of Home Federal Bancorp common stock at the time of the exchange, the initial market value of the New Home Federal Bancorp common stock that existing Home Federal Bancorp shareholders receive in the share exchange could be less than the market value of the Home Federal Bancorp common stock that such persons currently own. If the conversion and offering is completed at the minimum of the offering range, each share of Home Federal Bancorp would be converted into 0.6369 shares of new Home Federal Bancorp common stock with an initial value of $6.37 based on the $10.00 offering price in the conversion. This compares to the closing sale price of $8.75 per share price for Home Federal Bancorp common stock on May 13, 2008, as reported on the OTC Bulletin Board. The decline in the initial value of the New Home Federal Bancorp common stock received in exchange for Home Federal Bancorp common stock could be even greater if the market price for Home Federal Bancorp common stock increases prior to the completion of conversion and offering. In addition, as discussed in “-Effect on Shareholders’ Equity per Share of the Shares Exchanged” below, pro forma stockholders’ equity following the conversion and offering and the merger will range between $16.27 and $14.39 at the minimum and the maximum of the offering range, respectively. As a result of the exchange ratio, the estimated pro forma stockholders’ equity per share that existing Home Federal Bancorp shareholders would range from $10.36 to $12.40 at the minimum and the maximum, respectively, of the offering range since the exchange ratio is less than one for one.

Ownership of Home Federal Bancorp After the Conversion and Offering and the Merger

The following table shows information regarding the shares of common stock that Home Federal Bancorp will issue in the conversion and offering and the merger.  The table also shows the number of shares that will be owned by Home Federal Bancorp's public shareholders at the completion of the conversion and offering who will receive the new holding company's common stock in exchange for their existing shares of Home Federal Bancorp common stock.

Information is presented at the adjusted minimum of the offering range to reflect the discretionary issuance of unsubscribed shares to shareholders of First Louisiana Bancshares and at the minimum, midpoint, maximum and adjusted maximum of the offering range.  The number of shares of common stock to be issued is based, in part, on our independent appraisal.

	1,360,000 shares issued at adjusted minimum of offering range(1)		1,360,000 shares issued at minimum of offering range		1,600,000 shares issued at midpoint of offering range		1,840,000 shares issued at maximum of offering range		2,116,000 shares issued at adjusted maximum of offering range(2)
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Shares outstanding after conversion and offering and the merger:
Purchasers in the stock offering	1,156,500	35.3%	1,360,000	39.1%	1,600,000	41.5%	1,840,000	43.4%	2,116,000	45.2%
Home Federal Bancorp public shareholders in the exchange	794,795	24.3	794,795	22.8	935,060	24.2	1,075,326	25.4	1,236,556	26.4
First Louisiana Bancshares shareholders in the merger(1)	1,324,720	40.4	1,324,720	38.1	1,324,720	34.3	1,324,720	31.2	1,324,720	28.3
Total shares outstanding after the conversion and offering and the merger	3,275,515	100.0%	3,479,515	100.0%	3,859,780	100.0%	4,240,046	100.0%	4,677,276	100.0%
____________________
(1)
If we do not receive orders for at least 1,360,000 shares in the offering, then, at our discretion in order to issue the minimum of shares necessary to complete the conversion and offering up to 204,000 unsubscribed offering shares may be issued to shareholders of First Louisiana Bancshares as merger consideration.  Assumes that 204,000 unsubscribed shares are so issued, that 1,156,000 shares are exchanged for cash, and that all 1,360,000 of such shares are issued in the offering.

(2)
As adjusted to give effect to an increase in the number of shares that could occur due to an increase in the offering range up to  approximately 15% to reflect changes in market and financial conditions before the conversion and offering is completed.

Effect on Shareholders' Equity per Share of the Shares Exchanged.  As adjusted for the exchange ratio, the conversion and offering and the merger will increase the stockholders' equity per share of the current shareholders of Home Federal Bancorp common stock.  At December 31, 2007, the stockholders' equity per share of Home Federal Bancorp common stock including shares held by Home Federal Mutual Holding Company was $9.00.  Based on the pro forma information set forth for December 31, 2007, in "Additional Pro Forma Conversion Data," pro forma stockholders' equity per share following the conversion and offering and the merger will be $16.62, $16.27, $15.24, $14.39 and $13.59 at the adjusted minimum, minimum, midpoint, maximum and adjusted maximum, respectively, of the offering range.  As adjusted at that date for the exchange ratio, the effective stockholders' equity per share for current shareholders would be $10.62, $10.36, $11.42, $12.40 and $13.47 at the adjusted minimum, minimum, midpoint, maximum and adjusted maximum, respectively, of the offering range.

Effect on Earnings per Share of the Shares Exchanged. As adjusted for exchange ratio, the conversion and offering and the merger will also increase the pro forma earnings per share.  For the six months ended December 31, 2007, basic earnings per share of Home Federal Bancorp common stock was $0.08, including shares held by Home Federal Mutual Holding Company.  Based on the pro forma information set forth for the six months ended December 31, 2007, in "Additional Pro Forma Conversion Data," earnings per share of common stock following the conversion and offering and the merger will range from $0.13 to $0.10, respectively, for the adjusted minimum to the adjusted maximum of the offering range.  As adjusted at that date for the exchange ratio, the effective annualized earnings per share for current shareholders would range from $0.08 to $0.10, respectively, for the adjusted minimum to the adjusted maximum of the offering range.

Effect on the Market and Appraised Value of the Shares Exchanged.  The aggregate subscription price of the shares of common stock received in exchange for the publicly held shares of Home Federal Bancorp common stock is $7.9 million, $7.9 million, $9.4 million, $10.8 million, and $12.4 million at the adjusted minimum, minimum, midpoint, maximum and adjusted maximum, respectively, of the offering range.  The last trade of Home Federal Bancorp common stock on December 11, 2007, the last trading day preceding the announcement of the conversion and offering and the merger, was $10.30 per share, and the price at which Home Federal Bancorp common stock last traded on May 13, 2008 was $8.75 per share.  The equivalent price per share for each share of Home Federal Bancorp exchanged by existing Home Federal Bancorp shareholders will be $6.37, $7.49, $8.62 and $9.91 at the minimum, midpoint, maximum and adjusted maximum, respectively, of the offering range.

Dissenters' and Appraisal Rights.  The public shareholders of Home Federal Bancorp common stock will not have dissenters' rights or appraisal rights in connection with the exchange of publicly held shares of Home Federal Bancorp common stock as part of the conversion and offering.

Effects of the Conversion and Offering on Depositors, Borrowers and Members

General.  Prior to the conversion and offering, each member of Home Federal Mutual Holding Company has both a deposit account in the institution and a pro rata ownership interest in the net worth of Home Federal Savings and Loan based upon the balance in his account, which interest may only be realized in the event of a liquidation of Home Federal Savings and Loan.  However, this ownership interest is tied to the depositor's account and has no tangible market value separate from such deposit account.  A depositor who reduces or closes his account receives a portion or all of the balance in the account but nothing for his ownership interest in the net worth of Home Federal Savings and Loan, which is lost to the extent that the balance in the account is reduced or closed.

Consequently, the depositors in a stock subsidiary of a mutual holding company normally have no way to realize the value of their ownership interest, which has realizable value only in the unlikely event that Home Federal Savings and Loan is liquidated.  In such event, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of Home Federal Savings and Loan after other claims are paid.

Continuity.  While the conversion and offering and the merger are being accomplished, the normal business of Home Federal Savings and Loan of accepting deposits and making loans will continue without interruption.  Home Federal Savings and Loan will continue to be subject to regulation by the Office of Thrift Supervision.  After the conversion and offering and the merger, Home Federal Savings and Loan will continue to provide services for depositors and borrowers under current policies by its present management and staff.

The current Board of Directors of Home Federal Bancorp is composed of the same individuals who serve on the Boards of Directors of Home Federal Mutual Holding Company and Home Federal Savings and Loan.  The directors of the new holding company after the conversion and offering and the merger with First Louisiana Bancshares will be the current directors of Home Federal Bancorp, except that in connection with the merger, seven directors of First Louisiana Bancshares will be added to the Board of Directors of Home Federal Bancorp and five directors of First Louisiana Bank will be added to the Board of Directors of Home Federal Savings and Loan.

The senior management of Home Federal Bancorp after the conversion and offering will consist of the current members of Home Federal Bancorp's senior management, however, immediately following the merger with First Louisiana Bancshares, the composition of our executive management will change as a result of the merger.  We will appoint Daniel R. Herndon, our current President and Chief Executive Officer, as Chairman of the Board of the new holding company and Home Federal Savings and Loan and Chief Executive Officer of the new holding company and appoint Ron C. Boudreaux as the President and Chief Operating Officer of the new holding company, President and Chief Executive Officer of Home Federal Savings and Loan and Chairman of the Executive Committee of Home Federal Savings and Loan and David L. Winkler as Vice Chairman of the Boards of Directors of Home Federal Savings and Loan and Home Federal Bancorp.  In addition, Mr. Clyde D. Patterson, currently a director and Executive Vice President of Home Federal Bancorp and Home Federal Savings and Loan Association will also be appointed as the Chief Financial Officer of the new holding company.

Effect on Deposit Accounts.  Under the plan of conversion and reorganization, each depositor in Home Federal Savings and Loan at the time of the conversion and offering will automatically continue as a depositor after the conversion and offering, and each of the deposit accounts will remain the same with respect to deposit balance, interest rate and other terms, except to the extent that funds in the accounts are withdrawn to purchase common stock to be issued in the offering.  Each account will be insured by the Federal Deposit Insurance Corporation to the same extent as before the conversion and offering.  Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.

Effect on Loans.  No loan outstanding from Home Federal Savings and Loan will be affected by the conversion and offering, and the amount, interest rate, maturity and security for each loan will remain as they were contractually fixed prior to the conversion and offering.

Effect on Voting Rights of Members.  Voting rights in Home Federal Mutual Holding Company, as a mutual holding company, belong to its depositor and borrower members.  After the conversion and offering, depositors and borrowers will no longer be members and will no longer have voting rights in Home Federal Mutual Holding Company, which will cease to exist.  The holders of the common stock of the new holding company will possess all voting rights in the new holding company, and former depositors and borrower members of Home Federal Mutual Holding Company will not have any voting rights after the conversion and offering except to the extent that they become shareholders of the new holding company by purchasing common stock.

Tax Effects.  We have received an opinion of counsel or tax advisor with regard to federal and state income taxation which indicates that the adoption and implementation of the plan of conversion and reorganization described herein will not be taxable for federal or state income tax purposes to Home Federal Bancorp, Home Federal Mutual Holding Company, the public shareholders, or the eligible account holders, supplemental eligible account holders or other members, except as discussed below.  See "– Tax Aspects" below and "Risk Factors" beginning on page 18.

Effect on Liquidation Rights.  If Home Federal Mutual Holding Company was to liquidate, all claims of Home Federal Mutual Holding Company's creditors would be paid first.  Thereafter, if there were any assets remaining, depositors of Home Federal Savings and Loan would receive such remaining assets, pro rata, based upon the deposit balances in their deposit accounts at Home Federal Savings and Loan immediately prior to liquidation.  In the unlikely event that Home Federal Savings and Loan was to liquidate after the conversion and offering, all claims of creditors (including those of depositors, to the extent of their deposit balances) also would be paid first, followed by distribution of the "liquidation account" to certain depositors (see "– Liquidation Rights" below), with any assets remaining thereafter distributed to Home Federal Bancorp as the holder of Home Federal Savings and Loan's capital stock.  Pursuant to the rules and regulations of the Office of Thrift Supervision, a merger, consolidation, sale of bulk assets or similar combination or transaction with another insured institution would not be considered a liquidation for this purpose and, in such a transaction, the liquidation account would be required to be assumed by the surviving institution.

Effect on Existing Stock Benefit Plans

Under the plan of conversion and reorganization, the existing 2005 Stock Option Plan and 2005 Recognition and Retention Plan of Home Federal Bancorp will become stock benefit plans of the new holding company and shares of the new holding company's common stock will be issued (or reserved for issuance) pursuant to such benefit plans and not shares of the current Home Federal Bancorp common stock.  Upon consummation of the conversion and offering, the common stock currently reserved for or held by these benefit plans will be converted into options or new holding company common stock based upon the exchange ratio.  Upon completion of the conversion and offering, (i) all rights to purchase, sell or receive Home Federal Bancorp common stock currently under any agreement between Home Federal Bancorp and Home Federal Savings and Loan and any director, officer or employee of Home Federal Savings and Loan or under any plan or program of Home Federal Bancorp or Home Federal Savings and Loan (including, without limitation, the 2005 Recognition and Retention Plan), shall automatically, by operation of law, be converted into and shall become an identical right to purchase, sell or receive shares of the new holding company's common stock and an identical right to make payment in common stock under any such agreement between Home Federal Bancorp or Home Federal Savings and Loan and any director, officer or employee or under such plan or program of Home Federal Bancorp or Home Federal Savings and Loan, and (ii) rights outstanding under the 2005 Stock Option Plan shall be assumed by the new holding company and thereafter shall be rights only for shares of the new holding company's common stock, with each such right being for a number of shares of the new holding company's common stock based upon the exchange ratio and the number of shares of Home Federal Bancorp that were available thereunder immediately prior to consummation of the conversion and offering, with the price adjusted to reflect the exchange ratio but with no change in any other term or condition of such right.

The Offering

Subscription Offering.  In accordance with the plan of conversion and reorganization, rights to subscribe for the purchase of common stock in the subscription offering have been granted under the plan of conversion and reorganization to the following persons in the following order of descending priority:

•	eligible account holders,

•	Home Federal Savings and Loan's employee stock ownership plan,

•	supplemental eligible account holders, and

•
other members of Home Federal Mutual Holding Company who are depositors as of the close of business on April 30, 2008 or certain borrowers as of the close of business on January 18, 2005, whose loans continue to be outstanding as of April 30, 2008.

All subscriptions received will be subject to the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and to the maximum and minimum purchase limitations set forth in the plan of conversion and reorganization and as described below under "– Limitations on Common Stock Purchases."  We sometimes refer to the shares of the new holding company common stock sold in this offering at the $10.00 per share purchase price as the "subscription shares."

Priority 1:  Eligible Account Holders.  Each Home Federal Savings and Loan depositor with an account balance of at least $50 at the close of business on September 30, 2006 will receive, without payment therefor, first priority, nontransferable subscription rights to subscribe for in the subscription offering up to the greater of:

•	$400,000 (40,000 shares) of common stock; or

•
15 times the product, rounded down to the next whole number, obtained by multiplying the total number of shares of common stock offered in the subscription offering by a fraction, of which the numerator is the amount of the eligible account holder's qualifying deposits and the denominator of which is the total amount of qualifying deposits of all eligible account holders, in each case as of the close of business on the eligibility record date, September 30, 2006, subject to the overall purchase limitations.  See "– Limitations on Common Stock Purchases."

If there are not sufficient shares available to satisfy all subscriptions, shares first will be allocated so as to permit each subscribing eligible account holder to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares.  Thereafter, unallocated shares will be allocated to subscribing eligible account holders whose subscriptions remain unfilled in the proportion that the amounts of their respective eligible deposits bear to the total amount of eligible deposits of all subscribing eligible account holders whose subscriptions remain unfilled, provided that no fractional shares shall be issued.  The subscription rights of eligible account holders who are also directors or officers of Home Federal Mutual Holding Company, Home Federal Bancorp or Home Federal Savings and Loan and their associates will be subordinated to the subscription rights of other eligible account holders to the extent attributable to increased deposits in the year preceding September 30, 2006.

Priority 2:  Employee Stock Ownership Plan.  The employee stock ownership plan will receive, without payment therefor, second priority, nontransferable subscription rights to purchase, in the aggregate, up to 7.3% of the common stock sold in the conversion and offering, including any increase in the number of shares of common stock after the date hereof as a result of an increase of up to 15% in the maximum of the estimated valuation range.  The employee stock ownership plan intends to purchase 4.0% of the shares of common stock sold in this offering, or 64,000 shares based on the midpoint of the offering range.  Subscriptions by the employee stock ownership plan will not be aggregated with shares of common stock purchased directly by or which are otherwise attributable to any other participants in the subscription and community offering, including subscriptions of any of Home Federal Savings and Loan's directors, officers, employees or associates.  See "Management – New Stock Benefit Plans – Employee Stock Ownership Plan."  In the event that the total number of shares of common stock sold in the offering is increased to an amount greater than the number of shares representing the maximum of the offering range, the employee stock ownership plan will have a priority right to purchase any such shares exceeding the maximum of the offering range up to an aggregate of 7.3% of Home Federal Bancorp common stock sold in the offering, however, we intend to purchase 4.0% of the shares of common stock sold in the offering.  See "– Limitations on Common Stock Purchases" and "Risk Factors – Our New Stock Benefit Plans Will Be Dilutive."

Priority 3:  Supplemental Eligible Account Holders.  Each Home Federal Savings and Loan depositor with an account balance of at least $50 at the close of business on March 31, 2008 will receive, without payment therefor, third priority, nontransferable subscription rights to subscribe for in the subscription offering up to the greater of:

•	$400,000 (40,000 shares) of common stock; or

•
15 times the product, rounded down to the next whole number, obtained by multiplying the total number of shares of common stock offered in the subscription offering by a fraction, of which the numerator is the amount of the supplemental eligible account holder's qualifying deposit and the denominator of which is the total amount of qualifying deposits of all supplemental eligible account holders, in each case as of the close of business on the supplemental eligibility record date, March 31, 2008, subject to the overall purchase limitations.  See "– Limitations on Common Stock Purchases."

If there are not sufficient shares available to satisfy all subscriptions of supplemental eligible account holders, shares first will be allocated so as to permit each subscribing supplemental eligible account holder to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares, including the number of shares if any, allocated to him in the first category.  Thereafter, unallocated shares will be allocated to subscribing supplemental eligible account holders whose subscriptions remain unfilled in the proportion that the amounts of their respective eligible deposits bear to the total amount of eligible deposits of all such subscribing supplemental eligible account holders whose subscriptions remain unfilled, provided that no fractional shares shall be issued.

Priority 4:  Other Members.  To the extent that there are shares remaining after satisfaction of subscriptions by eligible account holders, the employee stock ownership plan and supplemental eligible account holders, each depositor of Home Federal Savings and Loan as of the close of business on April 30, 2008 and certain borrowers as of January 18, 2005 whose loans continue to be outstanding as of the close of business on April 30, 2008 will receive, without payment therefor, fourth priority, nontransferable subscription rights to subscribe for common stock in the subscription offering up to $400,000 (40,000 shares)  of common stock.  See "-Limitations on Common Stock Purchases."

In the event the other members subscribe for a number of shares which, when added to the shares subscribed for by eligible account holders, the employee stock ownership plan and supplemental eligible account holders, is in excess of the total number of shares of common stock offered in the subscription offering, shares first will be allocated so as to permit each subscribing other members to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares.  Thereafter, any remaining shares will be allocated among subscribing other members on a pro rata basis in the same proportion as each other member's subscription bears to the total subscriptions of all subscribing other members, provided that no fractional shares shall be issued.

Expiration date for the Subscription Offering.  The subscription offering will expire at 12:00 noon, Central time, on June 27, 2008, unless we extend the offering up to 45 days or such additional periods with the approval of the Office of Thrift Supervision.  We may extend the subscription offering for up to 45 days, or until August 11, 2008, without additional notice to you.  We will be required to notify you of any extensions beyond August 11, 2008 and of any rights subscribers have to modify or rescind their subscriptions.  Subscription rights which have not been exercised prior to the expiration date will become void.

We will not execute orders until at least the minimum number of shares of common stock (1,360,000 shares) have been subscribed for or otherwise sold.  This minimum amount may include 204,000 shares to be issued to First Louisiana Bancshares shareholders in the merger.  If all shares have not been subscribed for or sold within 45 days after the expiration date or August 11, 2008, unless such period is extended with the consent of the Office of Thrift Supervision, all funds delivered to Home Federal Savings and Loan pursuant to the subscription offering will be returned promptly to the subscribers with interest and all withdrawal authorizations will be canceled.  If an extension beyond August 11, 2008 is granted, we will notify subscribers of the extension of time and subscribers will have the right to modify or rescind their subscriptions.  If we do not receive an affirmative response from a subscriber to any resolicitation, the subscriber's order will be rescinded and all funds received will be returned promptly with interest, or withdrawal authorizations will be cancelled.

Community Offering and Syndicated Community Offering.   To the extent that shares remain available for purchase after satisfaction of all subscriptions of eligible account holders, the employee stock ownership plan, supplemental eligible account holders and other members, we may elect to offer shares pursuant to the plan of conversion and reorganization to certain members of the general public, with preference given to natural persons who are preferred subscribers residing in Caddo Parish and then to shareholders of Home Federal Bancorp as of May 16, 2008.  The community offering may be undertaken concurrently with the subscription offering.  If we conduct a community offering, and it is expected that we will do so, such persons may purchase up to $400,000 (40,000 shares) of common stock.  See "– Limitations on Common Stock Purchases."  This amount may be increased at our sole discretion.  The opportunity to subscribe for shares of common stock in the community offering will be subject to our right in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the expiration date.

If there are not sufficient shares available to fill the orders of preferred subscribers in the community offering after completion of the subscription offering, such stock will be allocated first to each preferred subscriber whose order is accepted by us, in an amount equal to the lesser of 100 shares or the number of shares subscribed for by each such preferred subscriber, if possible.  Thereafter, unallocated shares will be allocated among the preferred subscribers whose orders remain unsatisfied on an equal number of shares per order basis until all available shares have been allocated.  If there are any shares remaining, shares will be allocated to other members of the general public who subscribe in the community offering applying the same allocation described above for preferred subscribers.

The community offering, if any, may commence simultaneously with, during or subsequent to the completion of the subscription offering.  The community offering must be completed within 45 days after the completion of the subscription offering unless otherwise extended by the Office of Thrift Supervision.

We, in our absolute discretion, reserve the right to reject any of all orders in whole or in part which are received in the community offering, at the time of receipt or as soon as practicable following the completion of the community offering.

The plan of conversion and reorganization provides that, if feasible, all shares of common stock not purchased in the subscription and community offering may be offered for sale to the general public in a syndicated community offering through a syndicate of registered broker-dealers to be formed.  No person will be permitted to subscribe in the syndicated community offering for more than $400,000 (40,000 shares) of common stock, provided, however, that this amount may be increased to 5.0% of the subscription shares sold, which would be 68,000 shares at the minimum of the offering range, subject to the maximum purchase limitations.  See "– Limitations on Common Stock Purchases."  We have the right to reject orders in whole or part in our sole discretion in the syndicated community offering.  Neither Sandler O'Neill & Partners, L.P. nor any registered broker-dealer shall have any obligation to take or purchase any shares of common stock in the syndicated community offering; however, Sandler O'Neill & Partners, L.P. has agreed to use its best efforts in the sale of shares in a syndicated community offering.  The syndicated community offering will terminate no more than 45 days following the expiration date, unless we extend the offering with the approval of the Office of Thrift Supervision.

Orders received in connection with the syndicated community offering, if any, will receive a lower priority than orders received in the subscription offering and community offering.  Common stock sold in the syndicated community offering will be sold at the same price as all other shares in the subscription offering.  A syndicated community offering would be open to the general public beyond the local community, however, we have the right to reject orders, in whole or in part, in our sole discretion in the syndicated community offering.

The date by which orders must be received in the syndicated community offering will be set by us at the time the syndicated community offering commences; but if the syndicated community offering is extended beyond August 11, 2008, each purchaser will have the opportunity to maintain, modify, or rescind his or her order.  In that event, all funds received in the syndicated community offering will be promptly returned with interest at Home Federal Savings and Loan's passbook rate to each purchaser unless he or she requests otherwise.

How We Determined The Price Per Share, The Offering Range and The Exchange Ratio

The plan of conversion and reorganization requires that the purchase price of our common stock must be based on the appraised pro forma market value of the common stock, as determined on the basis of an independent valuation.  We have retained Feldman Financial Advisors, Inc. to make such valuation.  For its services in making such appraisal and any expenses incurred in connection therewith, Feldman Financial will receive a fee of $30,000 (plus an additional $5,000 for each appraisal update), plus out-of-pocket expenses which are not expected to exceed $2,500.  Feldman Financial will also receive a fee of $12,500 for preparation of the pro forma table reflecting the independent appraisal in the prospectus and regulatory merger applications.  We have agreed to indemnify Feldman Financial and its employees and affiliates against certain losses, including any losses in connection with claims under the federal securities laws, arising out of its services as appraiser, except where Feldman Financial's liability results from its negligence or bad faith.

Consistent with Office of Thrift Supervision appraisal guidelines, the independent appraisal applied three primary methodologies to estimate the pro forma market value of our common stock:  the pro forma price-to-book value approach applied to both reported book value and tangible book value; the pro forma price-to-earnings approach applied to reported and estimated core earnings; and the pro forma price-to-assets approach.  The market value ratios applied in the three methodologies were based upon the current market valuations of a peer group of companies considered by Feldman Financial to be comparable to us, subject to valuation adjustments applied by Feldman Financial to account for differences between Home Federal Bancorp and the peer group.  The peer group analysis conducted by Feldman Financial included a total of 12 publicly-traded financial institutions with assets averaging $206.3 million and market capitalizations of at least $12.0 million.  The peer group is comprised of publicly-traded thrifts all selected based on asset size, market area and operating strategy.  In preparing its appraisal, Feldman Financial placed the greatest emphasis on the price-to-earnings approach and placed lesser emphasis on the price-to-book and price-to-assets approaches in estimating pro forma market value.  Feldman Financial's appraisal report is filed as an exhibit to the registration statement that we have filed with the Securities and Exchange Commission.  See "Where You Can Find Additional Information."

The appraisal has been prepared by Feldman Financial in reliance upon the information contained in this prospectus, including the financial statements.  Feldman Financial also considered the following factors, among others:

•	the impact of the acquisition of First Louisiana Bancshares by Home Federal Bancorp;

•	Home Federal Bancorp's present and projected operating results and financial condition and the economic and demographic conditions in Home Federal Savings and Loan's existing market area;

•	certain historical, financial and other information relating to Home Federal Bancorp and First Louisiana Bancshares;

•
a comparative evaluation of the operating and financial statistics of Home Federal Bancorp with those of other similarly situated publicly-traded companies located in Louisiana and other regions of the United States;

•	the aggregate size of the offering of Home Federal Bancorp common stock;

•	the impact of the conversion and the merger on Home Federal Savings and Loan's net worth and earnings potential;

•	Home Federal Bancorp's proposed dividend policy; and

•	the trading market for Home Federal Bancorp common stock and securities of comparable companies and general conditions in the market for such securities.

In determining the amount of the appraisal, Feldman Financial reviewed Home Federal Bancorp's price/core earnings, price/book and price/assets ratios on a pro forma basis giving effect to the net conversion proceeds to the comparable ratios for a peer group consisting of 12 thrift holding companies.  The peer group included companies with:

•	assets averaging $206.3 million;

•	non-performing assets averaging 0.84% of total assets;

•	equity equal to 15.3% of assets;

•	price/core earnings ratios equal to an average of 33.8x and ranging from 11.5x to 69.9x; and

•	positive core earnings for the most recent 12 months.

Feldman Financial's independent valuation also utilized certain assumptions as to the pro forma earnings of Home Federal Bancorp after the conversion and offering and the merger.  These assumptions included estimated expenses, an assumed after-tax rate of return on the net offering proceeds, and expenses related to the stock-based benefit plans of Home Federal Bancorp, including the employee stock ownership plan, the recognition and retention plan and the stock option plan.  The employee stock ownership plan and recognition and retention plan are assumed to purchase 4.0% and 3.07%, respectively, of the shares of Home Federal Bancorp common stock sold in the offering.  The stock option plan is assumed to grant options to purchase the equivalent of 7.68% of the shares of Home Federal Bancorp common stock sold in the offering.  See "Pro Forma Data" for additional information concerning these assumptions.  The use of different assumptions may yield different results.

Feldman Financial prepared a valuation dated February 25, 2008.  Feldman Financial has advised us that, as of February 25, 2008, the estimated pro forma market value, or valuation range, of our common stock, including subscription shares, exchange shares issued to current shareholders of Home Federal Bancorp and 1,324,720 shares issued in the merger with First Louisiana Bancshares, ranged from a minimum of $34.8 million to a maximum of $42.4 million, with a midpoint of $38.6 million.  The Boards of Directors of Home Federal Bancorp, Home Federal Savings and Loan and Home Federal Mutual Holding Company have decided to offer the shares for a price of $10.00 per share.  Feldman Financial has advised us that, as of February 25, 2008, the exchange ratio ranged from a minimum of 0.6368 to a maximum of 0.8617, with a midpoint of 0.7493, shares of the new holding company's common stock per share of currently issued Home Federal Bancorp common stock.  The number of shares offered will be equal to the aggregate offering price divided by the price per share.  Based on the valuation range, the percentage of Home Federal Bancorp common stock owned by Home Federal Mutual Holding Company and the $10.00 price per share, the minimum of the offering range is 1,360,000 shares, the midpoint of the offering range is 1,600,000 shares, the maximum of the offering range is 1,840,000 shares and 15% above the maximum of the offering range is 2,116,000 shares.  Feldman Financial's independent valuation will be updated before we complete our conversion and offering.

The following table presents a summary of selected pricing ratios for Home Federal Bancorp, for the peer group and for all fully converted publicly traded savings banks.  The figures for Home Federal Bancorp are from Feldman Financial's appraisal report and they thus do not correspond exactly to the ratios presented in the Pro Forma Data section of this prospectus.  Compared to the average pricing ratios of the peer group, Home Federal Bancorp's pro forma pricing ratios at the maximum of the offering range indicate a premium of 48.7% on a price-to-earnings basis and a discount of 27.1% and 9.2%, respectively, on a price-to-book basis and price-to-tangible book basis.

	Price to Earnings Multiple(2)		Price to Book Value Ratio(3)	Price to Tangible Book Value Ratio(3)
Home Federal Bancorp (pro forma):
Minimum, as adjusted(3)	38.5	x	60.0%	79.3%
Minimum	38.5		61.5	80.3
Midpoint	41.7		65.6	84.8
Maximum	45.5		69.5	88.9
Maximum, as adjusted	50.0		73.6	93.1

Peer group companies as of February 25, 2008:
Average	30.6	x	95.4%	97.9%
Median	25.4		99.1	99.7

All publicly-traded savings banks:
Average	16.8	x	98.8%	114.9%
Median	15.9		96.7	104.1
   ____________________
(1)
If Home Federal Bancorp does not receive orders for at least 1,360,000 shares in the offering, then, in Home Federal Bancorp's discretion in order to issue the minimum number of shares necessary to complete the conversion and offering, up to 204,000 unsubscribed shares may be issued to shareholders of First Louisiana Bancshares as merger consideration.

(2)	Ratios are based on earnings for six months ended December 31, 2007, and share prices as of February 25, 2008.
(3)	Ratios are based on book value as of December 31, 2007 and share prices as of February 25, 2008.

At the midpoint of the appraisal, Home Federal Bancorp's pro forma price to core earnings and price to book ratios as of or for the trailing six months ended December 31, 2007 were 41.7x and 65.6%, respectively, compared to average ratios for the peer group of 30.6x and 95.4%, respectively.

The boards of directors of Home Federal Bancorp, Home Federal Mutual Holding Company and Home Federal Savings and Loan reviewed Feldman Financial's appraisal report, including the methodology and the assumptions used by Feldman Financial, and determined that the offering range was reasonable and adequate.  Our boards of directors also established the formula for determining the exchange ratio.  Based upon such formula and the offering range, the exchange ratio ranged from a minimum of 0.6369 to a maximum of 0.8617 exchange shares for each current share of Home Federal Bancorp common stock, with a midpoint of 0.7493.  Based upon this exchange ratio, we expect to issue between 794,795 and 1,075,326 exchange shares to the current holders of Home Federal Bancorp common stock outstanding immediately prior to the completion of the conversion and offering.  The estimated offering range and the exchange ratio may be amended with the approval of the Office of Thrift Supervision, if required, or if necessitated by subsequent developments in our financial condition or market conditions generally.  In the event the appraisal is updated so that our common stock is below $13.6 million or above $21.2 million, the maximum of the offering range, as adjusted by 15%, such appraisal will be filed with the Securities and Exchange Commission by post-effective amendment.

In the event we receive orders for common stock in excess of $18.4 million, the maximum of the valuation, and up to $21.2 million, the maximum of the estimated valuation, as adjusted by 15%, we may be required by the Office of Thrift Supervision to accept all such orders.  No assurances, however, can be made that we will receive orders for common stock in excess of the maximum of the offering range or that, if such orders are received, that all such orders will be accepted because the final valuation and number of shares to be issued are subject to the receipt of an updated appraisal from Feldman Financial which reflects such an increase in the valuation and the approval of such increase by the Office of Thrift Supervision.  There is no obligation or understanding on the part of management to take and/or pay for any shares of common stock in order to complete the offering.

Options to purchase Home Federal Bancorp common stock will be converted into and become options to purchase common stock of the new holding company.  As of the date of this prospectus there were outstanding options to purchase 174,389 shares of Home Federal Bancorp common stock.  The number of shares of the new holding company's common stock to be received upon exercise of such options will be determined pursuant to the exchange ratio.  The aggregate exercise price, duration, and vesting schedule of such options will not be affected.  If such options are exercised prior to the consummation of the conversion and offering there will be an increase in the number of exchange shares issued to current shareholders and a decrease in the exchange ratio.

Feldman Financial's valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing our common stock.  Feldman Financial did not independently verify the financial statements and other information provided by Home Federal Savings and Loan, Home Federal Bancorp, Home Federal Mutual Holding Company, First Louisiana Bancshares and First Louisiana Bank, nor did Feldman Financial value independently the assets or liabilities of Home Federal Savings and Loan, Home Federal Bancorp, First Louisiana Bank or First Louisiana Bancshares.  The valuation considers Home Federal Savings and Loan, Home Federal Bancorp and Home Federal Mutual Holding Company as going concerns and should not be considered as an indication of the liquidation value of Home Federal Savings and Loan, Home Federal Bancorp and Home Federal Mutual Holding Company.  Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing Home Federal Bancorp common stock or receiving exchange shares will thereafter be able to sell such shares at prices at or above the purchase price of $10.00 per share or in the range of the foregoing valuation of the pro forma market value thereof.

We will not make any sale of shares of Home Federal Bancorp common stock or issue any exchange shares unless prior to such sale or exchange, Feldman Financial confirms that nothing of a material nature has occurred which, taking into account all relevant factors, would cause it to conclude that the purchase price of $10.00 per share is materially incompatible with the estimate of the pro forma market value of a share of Home Federal Bancorp common stock upon completion of the conversion and offering.  If such is not the case, a new offering range may be set, a new exchange ratio may be determined based upon the new offering range, a new subscription and syndicated community offering and/or syndicated community offering may be held or such other action may be taken as we determine and the Office of Thrift Supervision may permit or require.

Depending upon market or financial conditions, the total number of shares of common stock to be issued may be increased or decreased without a resolicitation of subscribers, provided that the product of the total number of shares times the purchase price of $10.00 per share is not below the minimum or more than 15% above the maximum of the offering range.  Such minimum amount may include 204,000 shares issued to First Louisiana Bancshares shareholders as merger consideration.  In the event market or financial conditions change so as to cause the aggregate purchase price of the shares to be below the minimum of the offering range or more than 15% above the maximum of such range, purchasers will be resolicited.  In such instance, we will notify subscribers and return the amount they have submitted with their subscription orders, with interest at our passbook rate of interest, or cancel their withdrawal authorization and we will resolicit orders from subscribers.  Any change in the offering range must be approved by the Office of Thrift Supervision.  Any change in the number of shares of common stock will result in a corresponding change in the number of exchange shares, so that upon completion of the conversion and offering the exchange shares will represent approximately 36.9% of our total outstanding shares of common stock before the merger, exclusive of the effects of the exercise of outstanding stock options.

An increase in the number of shares of common stock as a result of an increase in the offering range would decrease both a subscriber's ownership interest and our pro forma net earnings and stockholders' equity on a per share basis while increasing pro forma net earnings and stockholders' equity on an aggregate basis.  A decrease in the number of shares of common stock would increase both a subscriber's ownership interest and our pro forma net earnings and stockholders' equity on a per share basis while decreasing pro forma net earnings and stockholders' equity on an aggregate basis.  See "Additional Pro Forma Conversion Data."

Limitations on Common Stock Purchases

The plan of conversion and reorganization includes the following limitations on the number of shares of common stock which may be purchased:

(1)	No less than 25 shares of common stock may be purchased, to the extent such shares are available;

(2)
Each eligible account holder may subscribe for and purchase in the subscription offering up to the greater of (a) $400,000 (40,000 shares) of common stock or (b) 15 times the product, rounded down to the next whole number, obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposits of the eligible account holder and the denominator is the total amount of qualifying deposits of all eligible account holders, in each case as of the close of business on the eligibility record date, September 30, 2006, provided, however, that this amount may be increased up to 5.0% of the subscription shares sold, which would be 68,000 shares at the minimum of the offering range, subject to the overall limitations in clauses 7 and 8 below;

(3)
The employee stock ownership plan may purchase in the aggregate up to 4.0% of the shares of common stock to be sold in the offering, including any additional shares issued in the event of an increase in the offering range;

(4)
Each supplemental eligible account holder may subscribe for and purchase in the subscription offering up to the greater of (a) $400,000 (40,000 shares) of common stock or (b) 15 times the product, rounded down to the next whole number, obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposits of the supplemental eligible account holder and the denominator is the total amount of qualifying deposits of all supplemental eligible account holders, in each case as of the close of business on the supplemental eligibility record date, March 31, 2008 , provided, however, that this amount may be increased up to 5.0% of the subscription shares sold, which would be 68,000 shares at the minimum of the offering range, subject to the overall limitations in clauses 7 and 8 below;

(5)
Each other member, who is a depositor of Home Federal Savings and Loan as of the close of business on April 30, 2008 or was a borrower as of January 18, 2005 whose loan is outstanding as of the close of business on April 30, 2008, may subscribe for and purchase in the subscription offering up to $400,000 (40,000 shares) of common stock, provided, however, that this amount may be increased up to 5.0% of the subscription shares sold, which would be 68,000 shares at the minimum of the offering range, subject to the overall limitations in clauses 7 and 8 below;

(6)
Each person purchasing shares in the community offering or syndicated community offering may subscribe for and purchase up to $400,000 (40,000 shares) of common stock, provided, however that this amount may be increased up to 5.0% of the subscription shares sold, which would be 68,000 shares at the minimum of the offering range, subject to the overall limitations in clauses 7 and 8 below;

(7)
Except for the employee stock ownership plan and certain eligible account holders and supplemental eligible account holders whose subscription rights are based upon the amount of their deposits, the maximum number of shares of common stock subscribed for or purchased in all categories by any person, together with associates of and groups of persons acting in concert with such persons, shall not exceed $1.0 million (100,000 shares);

(8)
In addition, the maximum number of shares of common stock that may be subscribed for or purchased in all categories by any person, together with associates of and groups of persons acting in concert, when combined with any exchange shares to be received by existing shareholders and shares received in the merger with First Louisiana Bancshares, may not exceed 5.0% of the total shares of common stock outstanding upon completion of the conversion and offering.  However, existing shareholders will not be required to sell any shares of Home Federal Bancorp common stock or be limited from receiving any exchange shares or shares issued in the merger with First Louisiana Bancshares or have to divest themselves of any exchange shares or shares issued in the merger with First Louisiana Bancshares as a result of this limitation.

(9)
No more than 35% of the total number of shares sold in the offering may be purchased by directors and officers of Home Federal Savings and Loan and their associates in the aggregate, excluding purchases by the employee stock ownership plan.

We may, in our sole discretion, increase the individual or aggregate purchase limitation to up to 5.0% of the shares of common stock sold in the offering.  We do not intend to increase the maximum purchase limitation unless market conditions warrant.  If we decide to increase the purchase limitations, persons who subscribed for the maximum number of shares of common stock will be given the opportunity to increase their subscriptions accordingly, subject to the rights and preferences of any person who has priority subscription rights.  We, in our discretion, also may give other large subscribers the right to increase their subscriptions.

In the event that we increase the maximum purchase limitation to 5.0% of the shares of common stock sold in the offering, we may further increase the maximum purchase limitation to 9.99%, provided that orders for common stock exceeding 5.0% of the shares of common stock sold in the offering may not exceed in the aggregate 10.0% of the total shares of common stock sold in the offering.

In the event of an increase in the total number of shares of Home Federal Bancorp common stock due to an increase in the offering range of up to 15%, the additional shares will be allocated in the following order of priority in accordance with the plan of conversion and reorganization:

•	to fill the employee stock ownership plan's subscription of 4.0% of the adjusted maximum number of shares;

•	in the event that there is an oversubscription by eligible account holders, to fill unfulfilled subscriptions of eligible account holders;

•	in the event that there is an oversubscription by supplemental eligible account holders, to fill unfulfilled subscriptions of supplemental eligible account holders;

•	in the event that there is an oversubscription by other members, to fill unfulfilled subscriptions of other members; and

•	to fill unfulfilled subscriptions in the community offering.

No person, together with associates of, and those acting in concert with, such person, may purchase more than the overall maximum purchase limit of $1,000,000 of the subscription shares to be sold in the offering, which equals 100,000 shares at the midpoint of the offering range.  The term "acting in concert" is defined to mean (1) knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement, or (2) a combination or pooling of voting or other interest in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.  We may presume that certain persons are acting in concert based upon, among other things, joint account relationships, common addresses on our records and the fact that such persons have filed joint Schedules 13D or 13G with the Securities and Exchange Commission with respect to other companies.

The term "associate" of a person is defined to mean (a) any corporation or other organization, other than Home Federal Bancorp or a majority-owned subsidiary of Home Federal Savings and Loan or Home Federal Bancorp, of which such person is a director, officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of equity securities; (b) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, provided, however, that such term shall not include any of our tax-qualified employee stock benefit plans in which such person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such person, or any relative of such spouse, who either has the same home as such person or who is a director or officer of us or any of our subsidiaries.  In addition, joint account relationships and common addresses will be taken into account in applying the maximum purchase limitations.  Persons having the same address or exercising subscription rights through qualifying deposit accounts registered to the same address will be assumed to be associates of, and acting in concert with, each other.  We have the right to determine, in our sole discretion, whether purchasers are associates or acting in concert.

Marketing Arrangements

Offering materials have been initially distributed to certain persons by mail, with additional copies made available through the conversion center and Sandler O'Neill + Partners, L.P.  All prospective purchasers are to send payment directly to Home Federal Savings and Loan, where such funds will be held in a separate account earning interest and not released until the offering is completed or terminated.

We have engaged Sandler O'Neill + Partners, L.P., a broker-dealer registered with the Financial Industry Regulatory Authority, as a financial and marketing advisor in connection with the offering of our common stock.  In its role as financial and marketing advisor, Sandler O'Neill + Partners, L.P. will assist us in the offering as follows:

•	consulting as to the securities marketing implications of any aspect of the plan of conversion and reorganization;

•	reviewing with our board of directors the financial impact of the offering on us based upon the independent appraiser's appraisal of the common stock;

•	reviewing all offering documents, including the prospectus, stock order forms and related offering materials (we are responsible for the preparation and filing of such documents);

•	assisting in the design and implementation of a marketing strategy for the offering;

•	as necessary, assisting us in scheduling and preparing for meetings with potential investors and broker-dealers; and

•	providing such other general advice and assistance we may request to promote the successful completion of the offering.

For these services, Sandler O'Neill + Partners, L.P. will receive a fee of 1.4% of the aggregate dollar amount of the common stock sold in the subscription and community offerings excluding shares purchased by our tax qualified employee benefit plans and shares purchased by our directors, officers and employees and their immediate families.  In addition, we have agreed to pay a fee of 4.0% of the aggregate purchase price to assisting brokers whose broker representatives assist in sales of the shares in the subscription and community offering.  We have made an advance payment of $25,000 to Sandler O'Neill + Partners, L.P.  If there is a syndicated community offering, Sandler O'Neill + Partners, L.P. will receive a management fee of 1.4% of the aggregate dollar amount of the common stock sold in the syndicated community offering.  The total fees payable to Sandler O'Neill + Partners, L.P. and other Financial Industry Regulatory Authority member firms in the syndicated community offering shall not exceed 6.5% of the aggregate dollar amount of the common stock sold in the syndicated community offering.

We will also reimburse Sandler O'Neill + Partners, L.P. for its reasonable out-of-pocket expenses, including, without limitation, legal fees and expenses, associated with this marketing effort, up to a maximum of $100,000.  If the plan of conversion and reorganization is terminated or if Sandler O'Neill + Partners, L.P. terminates its agreement with us in accordance with the provisions of the agreement, Sandler O'Neill + Partners, L.P. will only receive reimbursement of its reasonable out-of-pocket expenses, including legal fees.  We will indemnify Sandler O'Neill + Partners, L.P. against liabilities and expenses, including legal fees, incurred in connection with certain claims or liabilities arising out of or based upon untrue statements or omissions contained in the offering materials for the common stock, including liabilities under the Securities Act of 1933.

We have also engaged Sandler O'Neill + Partners, L.P. to act as records management agent in connection with the offering.  In its role as records management agent, Sandler O'Neill + Partners, L.P. will assist us in the offering as follows: (1) consolidation of accounts and vote calculation; (2) preparation of order forms; (3) organization and supervision of the conversion center; (4) proxy solicitation and special meeting services; and (5) subscription services.  For these services, Sandler O'Neill + Partners, L.P. will receive a fee of $20,000 and reimbursement for its reasonable out-of-pocket expenses.  We have made an advance payment of $10,000 to Sandler O'Neill + Partners, L.P. for its role as records management agent.

In addition, Home Federal Bancorp engaged Sandler O'Neill + Partners, L.P. as its financial advisor in connection with the merger with First Louisiana Bancshares.  Under the terms of the engagement, Home Federal Bancorp has agreed to pay Sandler O'Neill + Partners, L.P. a cash fee of $125,000 upon completion of the merger.  Upon delivery of the fairness opinion to our board of directors in connection with the execution of the definitive merger agreement, Home Federal Bancorp agreed to pay Sandler O'Neill + Partners, L.P. a fee of $75,000, which fee was credited against the $125,000 due when the merger is completed.   The remaining $50,000 will be due upon the completion of the merger.  Home Federal Bancorp will also reimburse Sandler O'Neill + Partners, L.P. for its reasonable out-of-pocket expenses incurred in connection with its engagement and will indemnify Sandler O'Neill + Partners, L.P. against certain liabilities arising out of such engagement, including liabilities under federal securities laws.

Sandler O'Neill + Partners, L.P. has not prepared any report or opinion constituting a recommendation or advice to us or to persons who subscribe for common stock, nor has it prepared an opinion as to the fairness to us of the purchase price or the terms of the common stock to be sold in the conversion and offering.  Sandler O'Neill + Partners, L.P. expresses no opinion as to the prices at which common stock to be issued may trade.

Our directors and executive officers may participate in the solicitation of offers to purchase common stock.  Trained employees may participate in the offering in ministerial capacities, providing clerical work in effecting a sales transaction or answering questions of a ministerial nature.  Questions of prospective purchasers regarding the offering process will be directed to registered representatives of Sandler O'Neill + Partners, L.P.  We will rely on Rule 3a4-1 of the Securities Exchange Act of 1934, as amended, so as to permit officers, directors, and employees to participate in the sale of the common stock.  No officer, director, or employee will be compensated for his participation by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the common stock.

Procedure for Purchasing Shares in the Offering

To purchase shares in the offering, an executed order form and the required payment for each share subscribed for, or with appropriate authorization for withdrawal from a deposit account at Home Federal Savings and Loan, which may be given by completing the appropriate blanks on the order form, must be received by Home Federal Savings and Loan at any of its offices by 12:00 noon, Central time, on June 27, 2008.  Order forms which are not received by such time or are executed defectively or are received without full payment (or appropriate withdrawal instructions) are not required to be accepted.  We are not required to accept orders submitted on facsimiled order forms.  We have the right to waive or permit the correction of incomplete or improperly executed forms, but do not represent that we will do so. The waiver of an irregularity on an order form, the allowance by us of a correction of an incomplete or improperly executed order form, or the acceptance of an order after 12:00 noon on the expiration date in no way obligates us to waive an irregularity, allow a correction, or accept an order with respect to any other order form.  The interpretation by us of the acceptability of an order form will be final.  Once received, an executed order form may not be modified, amended or rescinded without our consent, unless the conversion and offering have not been completed within 45 days after the end of the subscription offering and syndicated community offering, unless such period has been extended.

In order to ensure that eligible account holders, supplemental eligible account holders and other members are properly identified as to their stock purchase priority, depositors as of the close of business on the eligibility record date, September 30, 2006, the supplemental eligibility record date, March 31, 2008, and the voting record date, April 30, 2008, must list on the order form all accounts in which they have an ownership interest at the applicable eligibility date, giving all names in each account and the account numbers.  Failure to list all of your accounts may result in fewer shares being allocated to you than if all your accounts had been disclosed.

Payment for subscriptions and orders may be made (a) in cash if delivered in person at any office of Home Federal Savings and Loan, (b) by check or money order, or (c) by authorization of withdrawal from deposit accounts maintained with Home Federal Savings and Loan.  We may in our sole discretion elect not to accept payment for shares of common stock by wired funds and there shall be no liability for failure to accept such payment.  Funds will be deposited in a segregated account at Home Federal Savings and Loan or, in our discretion, will be held at an independent insured depository institution and interest will be paid on funds made by cash, check or money order at Home Federal Savings and Loan's current passbook rate of interest from the date payment is received until completion or termination of the conversion and offering.  If payment is made by authorization of withdrawal from deposit accounts at Home Federal Savings and Loan, the funds authorized to be withdrawn from a deposit account may continue to accrue interest at the contractual rates until completion or termination of the conversion and offering, but a hold will be placed on such funds, thereby making them unavailable to the depositor until completion or termination of the conversion and offering.

If a subscriber authorizes Home Federal Savings and Loan to withdraw the aggregate amount of the purchase price from a deposit account, we will do so as of the effective date of the conversion and offering.  Home Federal Savings and Loan will waive any applicable penalties for early withdrawal from certificate accounts.  If the remaining balance in a certificate account is reduced below the applicable minimum balance requirement at the time that the funds actually are transferred under the authorization, the certificate will be canceled at the time of the withdrawal, without penalty, and the remaining balance will earn interest at the passbook rate.

The employee stock ownership plan will not be required to pay for the shares subscribed for at the time it subscribes, but rather may pay for such shares of common stock subscribed for upon consummation of the offering, provided that there is in force from the time of its subscription until such time, a loan commitment from an unrelated financial institution or Home Federal Bancorp to lend to the employee stock ownership plan, at such time, the aggregate purchase price of the shares for which it subscribed.

A depositor interested in using his or her IRA funds to purchase common stock must do so through a self-directed IRA.  Depositors interested in using funds in an IRA to purchase common stock should contact the conversion center as soon as possible so that the necessary forms may be forwarded for execution prior to the expiration date.

Persons in Non-qualified States or Foreign Countries

We will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock pursuant to the plan of conversion and reorganization reside.  However, we are not required to offer stock in the subscription offering to any person who resides in a foreign country or resides in a state of the United States with respect to which:

•	the number of persons otherwise eligible to subscribe for shares under the plan of conversion and reorganization who reside in such jurisdiction is small;

•
the granting of subscription rights or the offer or sale of shares of common stock to such persons would require any of us or our officers, directors or employees, under the laws of such jurisdiction, to register as a broker, dealer, salesman or selling agent or to register or otherwise qualify our securities for sale in such jurisdiction or to qualify a foreign corporation or file a consent to service of process in such jurisdiction; or

•	such registration, qualification or filing in our judgment would be impracticable or unduly burdensome for reasons of costs or otherwise.

Where the number of persons eligible to subscribe for shares in one state is small, we will base our decision as to whether or not to offer our common stock in such state on a number of factors, including but not limited to the size of accounts held by account holders in the state, the cost of registering or qualifying the shares or the need to register us or our officers, directors or employees as brokers, dealers or salesmen.

Restrictions on Transfer of Subscription Rights and Shares

You may not transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of your subscription rights issued under the plan of conversion and reorganization or the shares of common stock to be issued upon their exercise.  Such rights may be exercised only by you and only your account.  If you exercise your such subscription rights, you will be required to certify that you are purchasing shares solely for your own account and that you have no agreement or understanding regarding the sale or transfer of such shares.  Federal regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase such subscription rights or shares of common stock prior to the completion of the conversion and offering.

We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights and will not honor orders known by us to involve the transfer of such rights.

Liquidation Rights

In the unlikely event of a complete liquidation of Home Federal Mutual Holding Company in its present mutual form, each member of Home Federal Savings and Loan would receive his pro rata share of any assets of Home Federal Mutual Holding Company remaining after payment of claims of all creditors.  Each member's pro rata share of such remaining assets would be in the same proportion as the value of his deposit account was to the total value of all deposit accounts in Home Federal Savings and Loan at the time of liquidation.  After the conversion and offering, each depositor, in the event of a complete liquidation of Home Federal Savings and Loan, would have a claim as a creditor of the same general priority as the claims of all other general creditors of Home Federal Savings and Loan.  However, except as described below, his claim would be solely in the amount of the balance in his deposit account plus accrued interest.  He would not have an interest in the value or assets of Home Federal Savings and Loan or Home Federal Bancorp above that amount.

The plan of conversion and reorganization provides for the establishment, upon the completion of the conversion and offering a special "liquidation account" for the benefit of eligible account holders and supplemental eligible account holders in an amount equal to 63.1% of Home Federal Bancorp's total stockholders' equity as reflected in its latest statement of financial condition contained in the final prospectus utilized in the offering.  As of the date of this prospectus, the initial balance of the liquidation account would be approximately $19.2 million.  Each eligible account holder and supplemental eligible account holder, if he were to continue to maintain his deposit account at Home Federal Savings and Loan, would be entitled, upon a complete liquidation of Home Federal Savings and Loan after the conversion and offering, to an interest in the liquidation account prior to any payment to Home Federal Bancorp as the sole shareholder of Home Federal Savings and Loan.  Each eligible account holder and supplemental eligible account holder would have an initial interest in such liquidation account for each deposit account, including passbook accounts, transaction accounts such as checking accounts, money market deposit accounts and certificates of deposit, held in Home Federal Savings and Loan at the close of business on September 30, 2006 or March 31, 2008, as the case may be.  Each eligible account holder and supplemental eligible account holder will have a pro rata interest in the total liquidation account for each of his deposit accounts based on the proportion that the balance of each such deposit account on the September 30, 2006 eligibility record date, or the March 31, 2008 supplemental eligibility record date, as the case may be, bore to the balance of all deposit accounts in Home Federal Savings and Loan on such date.

If, however, on any June 30, annual closing date of Home Federal Savings and Loan, commencing June 30, 2008, the amount in any deposit account is less than the amount in such deposit account on September 30, 2006 or March 31, 2008, as the case may be, or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed.  In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account.  Any assets remaining after the above liquidation rights of eligible account holders and supplemental eligible account holders are satisfied would be distributed to Home Federal Bancorp as the sole shareholder of Home Federal Savings and Loan.

Tax Aspects

We believe that the summary of the tax opinions presented below addresses all material federal income tax consequences that are generally applicable to us and the persons receiving subscription rights.  One of the conditions to the completion of the conversion and offering is the receipt of either a ruling or an opinion of counsel with respect to federal tax laws, and either a ruling or an opinion with respect to Louisiana tax laws, to the effect that the conversion and offering will not result in a taxable reorganization under the provisions of the applicable codes or otherwise result in any adverse tax consequences to Home Federal Mutual Holding Company, Home Federal Bancorp, the new holding company, Home Federal Savings and Loan, or to account holders receiving subscription rights, except to the extent, if any, that subscription rights are deemed to have fair market value on the date such rights are issued.  This condition may not be waived by us.

Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C., has issued an opinion to Home Federal Bancorp, the new holding company, Home Federal Mutual Holding Company and Home Federal Savings and Loan to the effect that, for federal income tax purposes:

•
the mergers of Home Federal Mutual Holding Company and Home Federal Bancorp with and into Home Federal Savings and Loan with Home Federal Savings and Loan being the surviving institution, will qualify as reorganizations within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code;

•	no gain or loss will be recognized by Home Federal Mutual Holding Company or Home Federal Bancorp pursuant to the mergers with and into Home Federal Savings and Loan;

•	no gain or loss will be recognized by Home Federal Savings and Loan upon the receipt of the assets of Home Federal Mutual Holding Company and Home Federal Bancorp in such mergers;

•
the merger of Home Federal Interim Savings Association with and into Home Federal Savings and Loan, with Home Federal Savings and Loan being the surviving institution, will qualify as a reorganization within the meaning of Section 368(a)(2)(E) of the Internal Revenue Code;

•	no gain or loss will be recognized by Home Federal Interim Savings Association upon the transfer of its assets to Home Federal Savings and Loan;

•	no gain or loss will be recognized by Home Federal Savings and Loan upon the receipt of the assets of Home Federal Interim Savings Association;

•	no gain or loss will be recognized by Home Federal Bancorp upon the receipt of Home Federal Savings and Loan common stock solely in exchange for common stock;

•	no gain or loss will be recognized by the current shareholder of Home Federal Bancorp upon the receipt of our common stock;

•
the basis of our common stock to be received by the current shareholder of Home Federal Bancorp will be the same as the basis of the Home Federal Bancorp common stock surrendered in exchange therefor, before giving effect to any payment of cash in lieu of fractional shares;

•
the holding period of our common stock to be received by the current shareholder of Home Federal Bancorp will include the holding period of the Home Federal Bancorp common stock, provided that the Home Federal Bancorp common stock were held as a capital asset on the date of the exchange;

•	no gain or loss will be recognized by us upon the sale of the subscription shares in the offering;

•
it is more likely than not that the eligible account holders, supplemental eligible account holders and other members will not recognize gain upon the issuance to them of: (i) withdrawable savings accounts in Home Federal Savings and Loan following the conversion and offering, (ii) interests in the liquidation account and (iii) nontransferable subscription rights to purchase common stock; and

•
the tax basis to the holders of subscription shares purchased in the offering will be the amount paid therefor, and the holding period for the shares of common stock will begin either (i) on the date of consummation of the offering if purchased through the exercise of subscription rights or (ii) on the day after the date of purchase if purchased in the community offering or syndicated community offering.

In reaching their conclusions above, Elias, Matz, Tiernan & Herrick L.L.P. has noted that the subscription rights will be granted at no cost to the recipients, will be legally nontransferable and of short duration, and will provide the recipients with the right only to purchase shares of common stock at the same price to be paid by members of the general public in any community offering.

LaPorte Sehrt Romig & Hand has issued an opinion to Home Federal Bancorp, Home Federal Mutual Holding Company and Home Federal Savings and Loan to the effect that, more likely than not, the income tax consequences under Louisiana law of the conversion and offering are not materially different than for federal tax purposes.

We received a letter from Feldman Financial dated March 10, 2008, which letter is not binding on the Internal Revenue Service, stating their belief that the subscription rights do not have any value, based on the fact that such rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase our common stock at a price equal to its estimated fair market value, which will be the same price as the purchase price for the unsubscribed shares of common stock  In addition, no cash or property will be given to recipients of the subscription rights in lieu of such rights or to those recipients who fail to exercise such rights.  Furthermore, the Internal Revenue Service was requested in 1993 in a private letter ruling to address the federal tax treatment of the receipt and exercise of nontransferable subscription rights in a standard conversion but declined to express any opinion.  Elias, Matz, Tiernan & Herrick L.L.P. believes, due to the factors discussed in this paragraph, that it is more likely than not that the subscription rights have no value.  If the nontransferable subscription rights to purchase common stock are subsequently found to have an ascertainable market value greater than zero, income may be recognized by various recipients of the nontransferable subscription rights (in certain cases, whether or not the rights are exercised) and Home Federal Bancorp may be taxed on the distribution of the nontransferable subscription rights under Section 311 of the Internal Revenue Code.  In this event, the nontransferable subscription rights may be taxed partially or entirely at ordinary income tax rates.

Unlike private rulings, an opinion is not binding on the Internal Revenue Service and the Internal Revenue Service could disagree with the conclusions reached therein.  In the event of such disagreement, there can be no assurance that the Internal Revenue Service would not prevail in a judicial or administrative proceeding.  If the Internal Revenue Service determines that the tax effects of the transactions contemplated by the plan of conversion and reorganization are to be treated differently from those presented in the opinion, Home Federal Bancorp may be subject to adverse tax consequences as a result of the conversion and offering.  Eligible subscribers are encouraged to consult with their own tax advisor as to the tax consequences in the event that such subscription rights are deemed to have an ascertainable value.

Delivery and Exchange of Stock Certificates

Subscription Shares.  Certificates representing subscription shares issued in connection with the offering  will be mailed by our transfer agent for the common stock to the persons entitled thereto at the addresses of such persons appearing on the stock order form for common stock as soon as practicable following completion of the conversion and offering.  Any certificates returned as undeliverable will be held by us until claimed by persons legally entitled thereto or otherwise disposed of in accordance with applicable law.  Until certificates for subscription shares are available and delivered to subscribers, subscribers may not be able to sell such shares, even though trading of the common stock of Home Federal Bancorp, to be re-named "First Louisiana Bancshares, Inc.," may have commenced.

Exchange Shares.  After completion of the conversion and reorganization, each holder of a certificate or certificates theretofore evidencing issued and outstanding shares of Home Federal Bancorp common stock, other than Home Federal Mutual Holding Company, upon surrender of the same to the exchange agent, which is anticipated to be the transfer agent for our common stock, will receive a certificate or certificates representing the number of full shares of Home Federal Bancorp common stock, to be re-named "First Louisiana Bancshares, Inc.," for which the shares of the Home Federal Bancorp common stock theretofore represented by the certificate or certificates so surrendered shall have been converted based on the exchange ratio.  The exchange agent will promptly mail to each such holder of record of an outstanding certificate which immediately prior to the consummation of the conversion and offering evidenced shares of Home Federal Bancorp common stock, which will be issued in the name "First Louisiana Bancshares, Inc." and which is to be exchanged for Home Federal Bancorp common stock based on the exchange ratio as provided in the plan of conversion and reorganization, a form of letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to such certificate shall pass, only upon delivery of such certificate to the exchange agent, advising such holder of the terms of the exchange and of the procedure for surrendering to the exchange agent such certificate in exchange for a certificate or certificates evidencing Home Federal Bancorp common stock.  Home Federal Bancorp's shareholders should not forward Home Federal Bancorp common stock certificates to Home Federal Savings and Loan or the exchange agent until they have received the transmittal letter.

No holder of a certificate theretofore representing shares of Home Federal Bancorp common stock will be entitled to receive any dividends in respect of the common stock into which such shares shall have been converted until the certificate representing such shares of Home Federal Bancorp common stock is surrendered in exchange for certificates representing shares of Home Federal Bancorp common stock to be re-named "First Louisiana Bancshares, Inc."  In the event that we declare dividends after the conversion and offering but prior to surrender of certificates representing shares of Home Federal Bancorp common stock, dividends payable in respect of shares of Home Federal Bancorp common stock not then issued shall accrue, without interest.  Any such dividends shall be paid, without interest, upon surrender of the certificates representing such shares of Home Federal Bancorp common stock.  We will be entitled, after the completion of the conversion and offering, to treat certificates representing shares of Home Federal Bancorp common stock as evidencing ownership of the number of full shares of Home Federal Bancorp common stock into which the shares of Home Federal Bancorp common stock represented by such certificates shall have been converted, notwithstanding the failure on the part of the holder thereof to surrender such certificates.

We will not be obligated to deliver a certificate or certificates representing shares of the new holding company's common stock to which a holder of Home Federal Bancorp common stock would otherwise be entitled as a result of the conversion and offering until such holder surrenders the certificate or certificates representing the shares of Home Federal Bancorp common stock for exchange as provided above, or, in default thereof, an appropriate affidavit of loss and indemnity agreement and/or a bond as may be required in each case by Home Federal Bancorp.  If any certificate evidencing shares of common stock is to be issued in a name other than that in which the certificate evidencing Home Federal Bancorp common stock surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange pay to the exchange agent any transfer or other tax required by reason of the issuance of a certificate for shares of common stock in any name other than that of the registered holder of the certificate surrendered or otherwise establish to the satisfaction of the exchange agent that such tax has been paid or is not payable.

Required Approvals

Pursuant to Office of Thrift Supervision regulations, the plan of conversion and reorganization must be approved by (1) at least a majority of the total number of votes eligible to be cast by members of Home Federal Mutual Holding Company at the special meeting of members, and (2) holders of at least two-thirds of the outstanding shares of Home Federal Bancorp common stock at the special meeting of shareholders. In addition, the consummation of the conversion and offering is conditioned on the approval of the plan of conversion and reorganization by at least a majority of the outstanding shares of Home Federal Bancorp common stock, excluding the shares held by Home Federal Mutual Holding Company, at the special meeting of shareholders.  In addition, the plan of conversion and reorganization must be approved by the Office of Thrift Supervision.

Certain Restrictions on Purchase or Transfer of Shares After the Conversion and Offering

All shares of common stock purchased in connection with the conversion and offering by our directors or executive officers will be subject to a restriction that the shares not be sold for a period of one year following the conversion and offering, except in the event of the death of such director or executive officer or pursuant to a merger or similar transaction approved by the Office of Thrift Supervision.  Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and appropriate stop-transfer instructions will be issued to our transfer agent.  Any shares of common stock issued within this one-year period as a stock dividend, stock split or otherwise with respect to such restricted stock will be subject to the same restrictions.  Our directors and executive officers will also be subject to the insider trading rules promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Purchases of our common stock by our directors, executive officers and their associates during the three-year period following completion of the conversion and offering may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the Office of Thrift Supervision.  This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock or to the purchase of stock pursuant to any tax-qualified employee stock benefit plan, such as the employee stock ownership plan, or by any non-tax-qualified employee stock benefit plan, such as the 2005 Recognition and Retention Plan.

ACQUISITION OF FIRST LOUISIANA BANCSHARES

General

On December 11, 2007, Home Federal Bancorp and Home Federal Mutual Holding Company entered into an Agreement and Plan of Merger with First Louisiana Bancshares. Under the terms of the merger agreement, First Louisiana will merge with and into a newly formed Louisiana corporation, also called Home Federal Bancorp, with the new holding company being the survivor of the merger.  The merger agreement also provides for the subsequent merger of First Louisiana Bank with and into Home Federal Savings and Loan Association with Home Federal Savings and Loan being the survivor.  First Louisiana Bank is a Louisiana-chartered commercial bank operating from its main office and two branch offices in Shreveport and Bossier City, Louisiana.  At December 31, 2007, First Louisiana Bancshares had total consolidated assets of $123.1 million, total deposits of $92.8 million, total consolidated borrowings of $16.6 million and total stockholders' equity of $11.2 million.  Simultaneous with the completion of the merger, the new holding company will change its name to "First Louisiana Bancshares, Inc." and Home Federal Savings and Loan will change its name to "First Louisiana Bank."

Reasons for the Acquisition

Home Federal Bancorp's board of directors believes that the merger will enhance the competitive position of the combined entities and enable the resulting institution to compete more effectively than either Home Federal Bancorp or First Louisiana Bancshares could on its own.  The combined entity will have greater financial resources and, as a result of the offering, increased capital levels.  The conversion and the merger will provide it with increased resources being available to expand and enhance our lending operations as well as providing greater resources to expand our services.  The merger also provides us with the opportunity to combine management talent.  As a result, we believe the merger with First Louisiana Bancshares, when combined with the conversion and offering, will better enable us to serve the convenience and needs of our customers and the communities in which we operate and will enhance our ability to compete effectively against the larger regional and super-regional financial institutions operating in our area.

The merger, combined with the offering, will permit Home Federal Savings and Loan to use a significant portion of its capital, while continuing to exceed each of the regulatory capital requirements.  In addition to enabling Home Federal Savings and Loan to expand its franchise, which will enhance its ability to compete in its market area, the merger is also expected to reduce the pressure to leverage its balance sheet that typically exists when institutions without high capital levels engage in stock offerings.

Management of the Combined Company

In addition, following the merger, the seven members of First Louisiana Bancshares' board of directors will join the new holding company's nine-member board of directors and the five members of First Louisiana Bank's board of directors will join Home Federal Savings and Loan's nine-member board of directors.  Daniel R. Herndon, Chairman of the Board, President and Chief Executive Officer of Home Federal Bancorp, will serve as Chairman and Chief Executive Officer of the new holding company.  Ron C. Boudreaux, President of First Louisiana Bancshares, will become the President and Chief Operating Officer of the new holding company.  Mr. Boudreaux will also become President and Chief Executive Officer of Home Federal Savings and Loan.  In addition, David L. Winkler, Chairman of First Louisiana Bancshares, will be appointed as Vice Chairman of the boards of directors of both the new holding company and Home Federal Savings and Loan.  In addition, Clyde D. Patterson, the Executive Vice President of Home Federal Bancorp and Home Federal Savings and Loan, will be Executive Vice President and Chief Financial Officer of the new holding company.

Terms of the Acquisition

Consideration to be Received in the Merger. When the merger becomes effective, each share of First Louisiana Bancshares common stock issued and outstanding immediately prior to the completion of the merger will automatically be converted into the right to receive, at the holder's election, either $28.00 in cash or 2.8 shares of new holding company common stock in exchange for each share of First Louisiana Bancshares common stock.  Based on the current number of shares of First Louisiana Bancshares common stock outstanding, the new holding company will issue an aggregate of approximately 1,324,720 shares of common stock and pay approximately $8.8 million in cash to shareholders of First Louisiana Bancshares, assuming none of the outstanding options to purchase shares of First Louisiana Bancshares common stock are exercised prior to completion of the merger.  At the midpoint of the offering range, former First Louisiana Bancshares shareholders will own approximately 34.3% of the outstanding common stock of the new holding company.

Under the terms of the merger agreement, First Louisiana Bancshares shareholders may elect to convert their shares into cash, new holding company common stock or a mixture of cash and new holding company common stock.  All elections of First Louisiana Bancshares shareholders are further subject to the allocation and proration procedures described in the merger agreement.  These procedures provide, among other things, that the number of shares of First Louisiana Bancshares common stock to be converted into new holding company common stock in the merger must be equal to 60% of the total number of shares of First Louisiana Bancshares common stock issued, with the remaining 40% being converted to cash. Neither Home Federal Bancorp nor First Louisiana Bancshares is making any recommendation as to whether First Louisiana Bancshares shareholders should elect to receive cash or new holding company common stock in the merger.  Each holder of First Louisiana Bancshares common stock must make his or her own decision with respect to such election.

It is unlikely that elections will be made in the exact proportions provided for in the merger agreement.  As a result, the merger agreement describes procedures to be followed if First Louisiana Bancshares shareholders in the aggregate elect to receive more or less of the new holding company common stock than we have agreed to issue. These procedures are summarized below.

•
If Stock Is Oversubscribed:  If First Louisiana Bancshares shareholders elect to receive more new holding company common stock than we have agreed to issue in the merger, then all First Louisiana Bancshares stockholders who have elected to receive cash or who have made no election will receive cash for their First Louisiana Bancshares shares and all shareholders who elected to receive new holding company common stock will receive a pro rata portion of the available new holding company shares plus cash for those shares not converted into new holding company common stock.

•
If Stock Is Undersubscribed:  If First Louisiana Bancshares shareholders elect to receive fewer shares of new holding company common stock than we have agreed to issue in the merger, then all First Louisiana Bancshares shareholders who have elected to receive new holding company common stock will receive new holding company common stock and all shareholders who elected to receive cash or who have made no election will be treated in the following manner:

o
If the number of shares held by First Louisiana Bancshares shareholders who have made no election is sufficient to make up the shortfall in the number of new holding company shares that new holding company is required to issue, then all First Louisiana Bancshares shareholders who elected cash will receive cash, and those shareholders who made no election will receive both cash and new holding company common stock in whatever proportion is necessary to meet the requirement that 60% of the shares of First Louisiana Bancshares common stock are converted to shares of common stock of the new holding company.

o
If the number of shares held by First Louisiana Bancshares shareholders who have made no election is insufficient to make up the shortfall, then all First Louisiana Bancshares shareholders who made no election will receive common stock of the new holding company and those First Louisiana Bancshares shareholders who elected to receive cash will receive cash and new holding company common stock in whatever proportion is necessary to make up the shortfall.

First Louisiana Bancshares's shareholders will not receive fractional shares of new holding company common stock.  Instead, they will receive a cash payment for any fractional shares in an amount equal to the product of such fractional amount multiplied by $10.00.

Treatment of First Louisiana Bancshares Stock Options. At the effective time of the merger, each outstanding option to purchase shares of First Louisiana Bancshares common stock will be converted into an option to purchase shares of the new holding company common stock.  The number of shares of new holding company common stock subject to each converted option will be equal to the number of shares of First Louisiana Bancshares common stock subject to the option immediately prior to the completion of the merger multiplied by 2.8. The exercise price of each such converted option will be equal to the quotient obtained by dividing the per share exercise of such First Louisiana Bancshares option by 2.8.

Conditions to Completing the Acquisition

The merger agreement sets forth a series of conditions that must be satisfied or waived before First Louisiana Bancshares and Home Federal Bancorp are obligated to close the merger.  These conditions include:

•	prior completion of the conversion and offering;

•	receipt of approval of the merger by Home Federal Bancorp's and First Louisiana Bancshares's shareholders;

•
receipt of all regulatory approvals, provided that none contain any condition or requirement that, individually or in the aggregate that would so materially reduce the economic or business benefits of the transactions contemplated by the merger agreement to Home Federal Bancorp that had such condition or requirement been known, Home Federal Bancorp would not, with reasonable judgment, have entered into the merger agreement;

•	no statute, rule, regulation, injunction or other order or decree shall exist prohibiting, restricting or making illegal consummation of the merger;

•	all required third party consents have been obtained;

•
the other party's representations and warranties in the merger agreement continuing to be true as of the closing date of the merger (or on the date when made with respect to those representations and warranties that specifically relate to an earlier date) and the other party having performed its obligations under the merger agreement;

•	receipt of a tax opinion from counsel for both parties; and

•
the registration statement having been declared effective by the Securities and Exchange Commission and the common stock of the holding company having been approved for listing on The Nasdaq Stock Market.

Any shares of new holding company common stock to be issued in connection with the merger will be issued immediately following completion of the conversion and offering. The merger is contingent on completion of the conversion and subject to regulatory and shareholder approval.  In addition, failure to complete the merger will result in the termination of the conversion and offering.

RESTRICTIONS ON ACQUISITIONS OF NEW HOME FEDERAL BANCORP AND HOME FEDERAL SAVINGS AND LOAN AND RELATED ANTI-TAKEOVER PROVISIONS

Restrictions in Our Articles of Incorporation and Bylaws and Louisiana Law

Certain provisions of our articles of incorporation and bylaws and Louisiana law which deal with matters of corporate governance and rights of shareholders might be deemed to have a potential anti-takeover effect.  Provisions in our articles of incorporation and bylaws provide, among other things,

•	that our board of directors is divided into classes with only one-third of our directors standing for reelection each year;

•
that no person shall directly or indirectly acquire or offer to acquire beneficial ownership of more than 10% of the issued and outstanding shares of any class of voting securities of Home Federal Bancorp;

•	that special meetings of shareholders may be called by shareholders who beneficially own at least 50% of the outstanding voting shares of Home Federal Bancorp;

•	that shareholders generally must provide us advance notice of shareholder proposals and director nominations and provide certain specified related information; and

•
the authority to issue shares of authorized but unissued common stock and preferred stock and to establish the terms of any one or more series of preferred stock, including voting rights, without additional shareholder approval.

Provisions of the Louisiana Business Corporation Law applicable to us as well as our articles of incorporation contain certain provisions which may be deemed to have an anti-takeover effect, including:

•	rights of shareholders to receive the fair value for their shares following a control transaction from a controlling person or group; and

•
a supermajority voting requirement for a business combination with an "interested shareholder" (defined generally as the beneficial owner of 10% or more of the corporation's outstanding shares) unless certain minimum price and procedural safeguards are satisfied.

The provisions noted above as well as others discussed below may have the effect of discouraging a future takeover attempt which is not approved by our board of directors but which individual shareholders may consider to be in their best interests or in which shareholders may receive a substantial premium for their shares over the then current market price.  As a result, shareholders who might wish to participate in such a transaction may not have an opportunity to do so.  The provisions may also render the removal of our board of directors or management more difficult.  Furthermore, such provisions could render us being deemed less attractive to a potential acquiror and/or  could result in our shareholders receiving a lesser amount of consideration for their shares of our common stock than otherwise could have been available either in the market generally and/or in a takeover.

A more detailed discussion of these and other provisions of our articles of incorporation and bylaws and the Louisiana Business Corporation Law is set forth below.

Board of Directors.  Our articles of incorporation and bylaws provide that our board of directors be divided into three classes of directors each and that the members of each class be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually.  Holders of our common stock will not have cumulative voting in the election of directors.

Under our articles of incorporation, subject to the rights of the holders of any class or series of stock having preference over our common stock, any vacancy occurring in our board of directors, including any vacancy created by reason of an increase in the number of directors, may be filled by a majority vote of the remaining directors, whether or not a quorum is present.  Any director so chosen to fill a vacancy will hold office for the remainder of the term to which the director has been elected and until his or her successor is elected and qualified.

Our articles of incorporation also provide that, subject to the rights of the holder of any class or series of stock having preference over our common stock, any director may be removed by shareholders without cause by the affirmative vote of at least 75% of all outstanding shares entitled to vote in the election of directors, and may be removed with cause only upon the vote of at least a majority of the total votes eligible to be cast by shareholders.  Cause for removal will be deemed to exist only if the director in question:

•	convicted of a felony or an offense punishable by imprisonment for a term of more than one year by a court of competent jurisdiction; or

•	deemed liable by a court of competent jurisdiction for gross negligence or misconduct in the performance of duties to Home Federal Bancorp.

Limitation on Voting Rights.  Article 9.A of our articles of incorporation provides that no person shall directly or indirectly offer to acquire or acquire the beneficial ownership of (i) more than 10% of the issued and outstanding shares of any class of an equity security of Home Federal Bancorp, or (ii) any securities convertible into, or exercisable for, any equity securities of Home Federal Bancorp if, assuming conversion or exercise by such person of all securities of which such person is the beneficial owner which are convertible into, or exercisable for, such equity securities (but of no securities convertible into, or exercisable for, such equity securities of which such person is not the beneficial owner), such person would be the beneficial owner of more than 10% of any class of an equity security of Home Federal Bancorp.  The term "person" is broadly defined to prevent circumvention of this restriction.

The foregoing restrictions do not apply to (i) any offer with a view toward public resale made exclusively to Home Federal Bancorp by underwriters or a selling group acting on its behalf, (ii) any tax-qualified employee benefit plan or arrangement established by us and any trustee of such a plan or arrangement, and (iii) any other offer or acquisition approved in advance by the affirmative vote of two-thirds of our entire board of directors.  In the event that shares are acquired in violation of Article 9.A, all shares beneficially owned by any person in excess of 10% shall be considered "Excess Shares" and shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matters submitted to shareholders for a vote, and the board of directors may cause such Excess Shares to be transferred to an independent trustee for sale on the open market or otherwise, with the expenses of such trustee to be paid out of the proceeds of sale.

Indemnification and Limitation of Liability.  Article 7.A of our articles of incorporation provides that a director or officer of Home Federal Bancorp will not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director or officer except to the extent that by law a director's or officer's liability for monetary damages may not be limited.  This provision does not eliminate or limit the liability of our directors and officers for (a) any breach of the director's or officer's duty of loyalty to Home Federal Bancorp or our shareholders, (b) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) any unlawful dividend, stock repurchase or other distribution, payment or return of assets to shareholders, or (d) any transaction from which the director or officer derived an improper personal benefit.  This provision may preclude shareholder derivative actions and may be construed to preclude other third-party claims against the directors and officers.

Our articles of incorporation also provide that Home Federal Bancorp shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, including actions by or in the right of Home Federal Bancorp, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.  Such indemnification is furnished to the full extent provided by law against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding.  The indemnification provisions also permit us to pay reasonable expenses in advance of the final disposition of any action, suit or proceeding as authorized by our board of directors, provided that the indemnified person undertakes to repay us if it is ultimately determined that such person was not entitled to indemnification.

The rights of indemnification provided in our articles of incorporation are not exclusive of any other rights which may be available under our bylaws, any insurance or other agreement, by vote of shareholders or directors, regardless of whether directors authorizing such indemnification are beneficiaries thereof, or otherwise.  In addition, the articles of incorporation authorize us to maintain insurance on behalf of any person who is or was our director, officer, employee or agent, whether or not we would have the power to provide indemnification to such person.  By action of the board of directors, we may create and fund a trust fund or other fund or form of self-insurance arrangement of any nature, and may enter into agreements with our officers, directors, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in the provisions in the articles of incorporation and bylaws regarding indemnification.  These provisions are designed to reduce, in appropriate cases, the risks incident to serving as a director, officer, employee or agent and to enable us to attract and retain the best personnel available.

Authorized Shares.  Article 4 of our articles of incorporation authorizes the issuance of 50,000,000 shares of stock, of which 10,000,000 shares shall be shares of serial preferred stock, and 40,000,000 shall be common stock.  The shares of common stock and preferred stock were authorized in an amount greater than that to be issued in the conversion and reorganization to provide our board of directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and employee stock options.  However, these additional authorized shares may also be used by the board of directors consistent with its fiduciary duty to deter future attempts to gain control of Home Federal Bancorp.  The board of directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences.  As a result of the ability to fix voting rights for a series of preferred stock, the board has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its position.  We currently have no plans for the issuance of additional shares, other than the issuance of additional shares pursuant to stock benefit plans and in connection with the merger with First Louisiana Bancshares.

Special Meetings of Shareholders and Shareholder Nominations and Proposals.  Article 8.B of the articles of incorporation provides that special meetings of shareholders may only be called by (i) the President, (ii) a majority of the board of directors, and (iii) by persons who beneficially own an aggregate of at least 50% of the outstanding voting shares, except as may otherwise be provided by law.  The articles of incorporation also provide that any action permitted to be taken at a meeting of shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, is given by the holders of all outstanding shares entitled to vote and filed with the secretary of Home Federal Bancorp.

Article 8.D of our articles of incorporation provides that only such business as shall have been properly brought before an annual meeting of shareholders shall be conducted at the annual meeting.

To be properly brought before an annual meeting, business must be specified in the notice of the meeting, or any supplement thereto, given by or at the direction of the board of directors, or otherwise properly brought before the meeting by a shareholder.  For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to Home Federal Bancorp's secretary.  To be timely, a shareholder's notice must be delivered to or mailed and received at Home Federal Bancorp's principal executive offices not later than 120 days prior to the anniversary date of the mailing of proxy materials by Home Federal Bancorp in connection with the immediately preceding annual meeting of shareholders, or, in the case of the first annual meeting of shareholders following the conversion and reorganization, by August 31, 2008.  Home Federal Bancorp's articles of incorporation also require that the notice must contain certain information in order to be considered.  The board of directors may reject any shareholder proposal not made in accordance with the articles of incorporation. The presiding officer of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with our articles of incorporation, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

Article 5.F. of our articles of incorporation provide that, subject to the rights of the holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation, all nominations for election to the board of directors, other than those made by the board or a committee thereof, shall be made by a shareholder who has complied with the notice provisions in such Article 5.F.  Written notice of a shareholder nomination must include certain specified information and must be communicated to the attention of the secretary and either delivered to, or mailed and received at, Home Federal Bancorp's principal executive offices not later than (a) with respect to an annual meeting of shareholders, 120 days prior to the anniversary date of the mailing of proxy materials by Home Federal Bancorp in connection with the immediately preceding annual meeting of shareholders, or in the case of the first annual meeting following the conversion and reorganization by August 31, 2008.

The procedures regarding shareholder proposals and nominations are intended to provide Home Federal Bancorp's board of directors with the information deemed necessary to evaluate a shareholder proposal or nomination and other relevant information, such as existing shareholder support, as well as the time necessary to consider and evaluate such information in advance of the applicable meeting.  The proposed procedures, however, will give incumbent directors advance notice of a business proposal or nomination.  This may make it easier for the incumbent directors to defeat a shareholder proposal or nomination, even when certain shareholders view such proposal or nomination as in the best interests of Home Federal Bancorp or its shareholders.

Amendment of Articles of Incorporation and Bylaws.  Article 11 of our articles of incorporation generally provides that any amendment of the articles of incorporation must be first approved by a majority of the board of directors and then by the holders of a majority of the shares of Home Federal Bancorp entitled to vote in an election of directors, except that the approval of 75% of the shares entitled to vote in an election of directors is required for any amendment to Articles 5 (directors), 6 (preemptive rights), 7 (indemnification), 8 (meetings of shareholders and shareholder proposals), 9 (restrictions on acquisitions) and 11 (amendments).

Our bylaws may be amended by a majority of the board of directors or by the affirmative vote of a majority of the total shares entitled to vote in an election of directors, except that the affirmative vote of at least 75% of the total shares entitled to vote in an election of directors shall be required to amend, adopt, alter, change or repeal any provision inconsistent with certain specified provisions of the bylaws.

Louisiana Corporate Law

In addition to the provisions contained in our articles of incorporation, the Louisiana Business Corporation Law includes certain provisions applicable to Louisiana corporations, such as Home Federal Bancorp, which may be deemed to have an anti-takeover effect.  Such provisions include (i) rights of shareholders to receive the fair value of their shares of stock following a control transaction from a controlling person or group and (ii) requirements relating to certain business combinations.  Article 10 of our articles of incorporation provides that the Louisiana control share law is inapplicable to Home Federal Bancorp.

The Louisiana Business Corporation Law defines a "Business Combination" generally to include (a) any merger, consolidation or share exchange of the corporation with an "Interested Shareholder" or affiliate thereof, (b) any sale, lease, transfer or other disposition, other than in the ordinary course of business, of assets equal to 10% or more of the market value of the corporation's outstanding stock or of the corporation's net worth to any Interested Shareholder or affiliate thereof in any 12-month period, (c) the issuance or transfer by the corporation of equity securities of the corporation with an aggregate market value of 5% or more of the total market value of the corporation's outstanding stock to any Interested Shareholder or affiliate thereof, except in certain circumstances, (d) the adoption of any plan or proposal for the liquidation or dissolution of the corporation in which anything other than cash will be received by an Interested Shareholder or affiliate thereof, or (e) any reclassification of the corporation's stock or merger which increases by 5% or more the ownership interest of the Interested Shareholder or any affiliate thereof.  "Interested Shareholder" includes any person who beneficially owns, directly or indirectly, 10% or more of the corporation's outstanding voting stock, or any affiliate thereof who had such beneficial ownership during the preceding two years, excluding in each case the corporation, its subsidiaries and their benefit plans.

Under the Louisiana Business Corporation Law, a business combination must be approved by any vote otherwise required by law or the articles of incorporation, and by the affirmative vote of at least each of the following:  (1) 80% of the total outstanding voting stock of the corporation; and (2) two-thirds of the outstanding voting stock held by persons other than the Interested Shareholder.  However, the supermajority vote requirement shall not be applicable if the Business Combination meets certain minimum price requirements and other procedural safeguards, or if the transaction is approved by the board of directors prior to the time that the Interested Shareholder first became an Interested Shareholder.

The Louisiana Business Corporation Law authorizes the board of directors of Louisiana business corporations to create and issue (whether or not in connection with the issuance of any of its shares or other securities) rights and options granting to the holders thereof (1) the right to convert shares or obligations into shares of any class, or (2) the right or option to purchase shares of any class, in each case upon such terms and conditions as Home Federal Bancorp may deem expedient.

Anti-Takeover Effects of the Articles of Incorporation and Bylaws and the Louisiana Business Corporation Law

The foregoing provisions of the articles of incorporation and bylaws of Home Federal Bancorp and Louisiana law could have the effect of discouraging an acquisition of Home Federal Bancorp or stock purchases in furtherance of an acquisition, and could accordingly, under certain circumstances, discourage transactions which might otherwise have a favorable effect on the price of our common stock.

The board of directors believes that the provisions described above are prudent and will reduce vulnerability to takeover attempts and certain other transactions that are not negotiated with and approved by our board of directors.  The board of directors believes that these provisions are in our best interests and the best interest of our shareholders.  In the board of director's judgment, the board of directors is in the best position to determine our true value and to negotiate more effectively for what may be in the best interests of shareholders.  Accordingly, the board of directors believes that it is in our best interests and the best interest of our shareholders to encourage potential acquirors to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts.  It is also the board of directors' view that these provisions should not discourage persons from proposing a merger or other transaction at prices reflective of the true value of our stock and where the transaction is in the best interests of all shareholders.

Despite the board of directors' belief as to the benefits to our shareholders of the foregoing provisions, these provisions also may have the effect of discouraging a future takeover attempt in which shareholders might receive a substantial premium for their shares over then current market prices and may tend to perpetuate existing management.  As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so.  The board of directors, however, has concluded that the potential benefits of these provisions outweigh their possible disadvantages.

Regulatory Restrictions

The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a savings institution unless the Office of Thrift Supervision has been given 60 days' prior written notice.  The Home Owners' Loan Act provides that no company may acquire "control" of a savings institution without the prior approval of the Office of Thrift Supervision.  Any company that acquires such control becomes a thrift holding company subject to registration, examination and regulation by the Office of Thrift Supervision.  Pursuant to federal regulations, control of a savings institution is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of the institution or the ability to control the election of a majority of the directors of an institution. Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or of more than 25% of any class of stock, of a savings institution where certain enumerated "control factors" are also present in the acquisition. The Office of Thrift Supervision may prohibit an acquisition if (a) it would result in a monopoly or substantially lessen competition, (b) the financial condition of the acquiring person might jeopardize the financial stability of the institution, or (c) the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person.  The foregoing restrictions do not apply to the acquisition of a savings institution's capital stock by one or more tax-qualified employee stock benefit plans, provided that the plan or plans do not have beneficial ownership in the aggregate of more than 25% of any class of equity security of the savings institution.

During the conversion and offering and for three years following the conversion and offering, Office of Thrift Supervision regulations prohibit any person from acquiring, either directly or indirectly, or making an offer to acquire more than 10% of the stock of any converted savings institution, such as Home Federal Savings and Loan, without the prior written approval of the Office of Thrift Supervision, except for:

•	any offer with a view toward public resale made exclusively to the institution or to underwriters or a selling group acting on its behalf;

•	offers that if consummated would not result in the acquisition by such person during the preceding 12-month period of more than 1% of such stock;

•	offers in the aggregate for up to 24.9% by the employee stock ownership plan or other tax-qualified plans of Home Federal Bancorp or Home Federal Savings and Loan; and

•
an offer to acquire or acquisition of beneficial ownership of more than 10% of the common stock of the savings institution by a corporation whose ownership is or will be substantially the same as the ownership of the savings institution, provided that the offer or acquisition is made more than one year following the date of completion of the conversion and reorganization.

Such prohibition also is applicable to the acquisition of Home Federal Bancorp's common stock.  In the event that any person, directly or indirectly, violates this regulation, the securities beneficially owned by such person in excess of 10% shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matters submitted to a vote of shareholders.  The definition of beneficial ownership for this regulation extends to persons holding revocable or irrevocable proxies for an institution's stock under circumstances that give rise to a conclusive or rebuttable determination of control under Office of Thrift Supervision regulations.

In addition to the foregoing, the plan of conversion and reorganization prohibits any person, prior to the completion of the conversion and offering, from offering, or making an announcement of an intent to make an offer, to purchase subscription rights or common stock.

DESCRIPTION OF NEW HOME FEDERAL BANCORP CAPITAL STOCK

General

We are authorized to issue 50,000,000 shares of capital stock, of which 40,000,000 are shares of common stock, par value $.01 per share and 10,000,000 are shares of preferred stock, par value $.01 per share.  We currently expect to issue in connection with the conversion and offering and the merger up to a maximum of 5,096,419 shares of common stock, including exchange shares issued to current shareholders of Home Federal Bancorp and shares issued to shareholders of First Louisiana Bancshares as merger consideration, and no shares of preferred stock.  Each share of our common stock issued in the conversion and offering and the merger will have the same relative rights as, and will be identical in all respects with, each other share of common stock issued in the conversion and offering and the merger.  Upon payment of the purchase price of $10.00 per share for the common stock in accordance with the plan of conversion and reorganization, all such stock will be duly authorized, fully paid and nonassessable based on the laws and regulations in effect as of the date of consummation of the conversion and offering and the merger.

Our common stock will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC.

Common Stock

Dividends.  We can pay dividends if, as and when declared by our board of directors, subject to compliance with limitations which are imposed by law.  See "We Intend to Continue to Pay Quarterly Cash Dividends."  The holders of our common stock will be entitled to receive and share equally in such dividends as may be declared by our board of directors out of funds legally available therefor.  If we issue preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights.  Upon completion of the conversion and offering and the merger, the holders of our common stock will possess exclusive voting rights in Home Federal Bancorp, which will be re-named "First Louisiana Bancshares, Inc."  They will elect our board of directors and act on such other matters as are required to be presented to them under Louisiana law or our articles of incorporation or as are otherwise presented to them by the board of directors.  Except as discussed in "Restrictions on Acquisition of Home Federal Bancorp and Home Federal Savings and Loan and Related Anti-Takeover Provisions," each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors.  If we issue preferred stock, holders of the preferred stock may also possess voting rights.

Liquidation.  In the event of any liquidation, dissolution or winding up of Home Federal Savings and Loan, Home Federal Bancorp, as the sole holder of the bank's capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of Home Federal Savings and Loan, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the special liquidation account to eligible account holders and supplemental eligible account holders (see "The Conversion and Offering – Liquidation Rights"), all assets of Home Federal Savings and Loan available for distribution.  In the event of any liquidation, dissolution or winding up of Home Federal Bancorp, the holders of our common stock would be entitled to receive, after payment or provision for payment of all our debts and liabilities, all of the assets of the company available for distribution.  If preferred stock is issued, the holders thereof may have a priority over the holders of our common stock in the event of liquidation or dissolution.

Preemptive Rights.  Holders of our common stock will not be entitled to preemptive rights with respect to any shares which may be issued in the future.  Our common stock is not subject to any required redemption.

Preferred Stock

None of the shares of our authorized preferred stock will be issued in the conversion and offering.  Such stock may be issued with such preferences and designations as the board of directors may from time to time determine.  Our board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Transfer Agent and Registrar and Exchange Agent

The transfer agent and registrar and exchange agent for the common stock of Home Federal Bancorp is Registrar and Transfer Company.

EXPERTS

The consolidated financial statements of Home Federal Bancorp, Inc. of Louisiana as of and for the years ended June 30, 2007 and 2006 have been audited by LaPorte Sehrt Romig & Hand, independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of First Louisiana Bancshares, Inc. and subsidiaries as of and for the years ended December 31, 2007 and 2006, included in this prospectus have been audited by Heard, McElroy & Vestal LLP, an independent registered public accounting firm, as stated in their report appearing herein and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Feldman Financial has consented to the publication in this document of the summary of its report to Home Federal Bancorp, Home Federal Mutual Holding Company and Home Federal Savings and Loan setting forth its opinion as to the estimated pro forma market value of the common stock to be outstanding upon completion of the conversion and offering and its opinion with respect to subscription rights.

LEGAL AND TAX OPINIONS

The legality of the common stock and the federal income tax consequences of the conversion and offering has been passed upon for Home Federal Bancorp, Home Federal Mutual Holding Company and Home Federal Savings and Loan by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C., special counsel to Home Federal Bancorp, Home Federal Mutual Holding Company and Home Federal Savings and Loan.  LaPorte Sehrt Romig & Hand has provided an opinion to us regarding the Louisiana income tax consequences of the conversion and offering to Home Federal Bancorp, Home Federal Mutual Holding Company and Home Federal Savings and Loan.  Certain legal matters will be passed upon for Sandler O'Neill & Partners, L.P. by Kilpatrick Stockton LLP, Washington, D.C.

REGISTRATION REQUIREMENTS

In connection with the conversion and offering, Home Federal Bancorp will register its common stock with the Securities and Exchange Commission under Section 12(b) of the Securities Exchange Act of 1934, and, upon such registration, Home Federal Bancorp and the holders of its stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% shareholders, the annual and periodic reporting requirements and certain other requirements of the Securities Exchange Act of 1934.  Home Federal Bancorp has undertaken that it will not terminate such registration for a period of at least three years following the conversion and offering.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Home Federal Bancorp has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act of 1933 with respect to the shares of its common stock offered in this document.  As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information set forth in the Registration Statement.  Such information can be examined without charge at the public reference facilities of the Securities and Exchange Commission located at 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the Securities and Exchange Commission at prescribed rates. The public may obtain more information on the operations of the public reference room by calling 1-800-SEC-0330. The registration statement also is available through the Securities and Exchange Commission's world wide web site on the Internet at http://www.sec.gov.

Home Federal Bancorp has filed an application with respect to the conversion and offering with the Office of Thrift Supervision.  This prospectus omits certain information contained in that application.  The application may be examined at the principal office of the Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552, and at the Dallas Regional Office of the Office of Thrift Supervision located at 225 East John Carpenter Freeway, Suite 500, Irving, Texas 75062.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements of Home Federal Bancorp and Subsidiaries	Page No.

Report of LaPorte, Sehrt, Romig & Hand	F-1

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 2007 (unaudited) and une 30, 2007 and 2006	F-2

Consolidated Statements of Income (Loss) for the six months ended December 31, 2007 and 2006(unaudited) and each of the two years in the period ended June 30, 2007	F-3

Consolidated Statements of Comprehensive Income (Loss) for the six months ended December 31, 2007 and 2006 (unaudited) and each of the two years in the period ended June 30, 2007	F-4

Consolidated Statements of Changes in Stockholders' Equity for the six months ended December 31, 2007 and 2006 (unaudited) each of the two years in the period ended June 30, 2007	F-5

Consolidated Statements of Cash Flows for the six months ended December 31, 2007 and 2006 (unaudited) and each of the two years in the period ended June 30, 2007	F-6

Notes to Consolidated Financial Statements	F-8

All financial statement schedules are omitted because the required information either is not applicable or is shown in the financial statements or in the notes thereto.

The registrant, Home Federal Bancorp, Inc. of Louisiana, a Louisiana corporation, is in organization and has not yet commenced operations to date; accordingly, the financial statements of the registrant have been omitted because of their immateriality.

All financial statement schedules are omitted because the required information either is not applicable or is shown in the financial statements or in the notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Home Federal Bancorp, Inc.
of Louisiana and Subsidiary
Shreveport, Louisiana

We have audited the accompanying consolidated balance sheets of Home Federal Bancorp, Inc. of Louisiana (the Company) and its wholly-owned subsidiary as of June 30, 2007 and June 30, 2006, and the related consolidated statements of income, comprehensive income (loss), changes in stockholders’ equity, and cash flows for six months and then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Home Federal Bancorp, Inc. of Louisiana and its wholly-owned subsidiary, Home Federal Savings and Loan Association, as of June 30, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ LaPorte, Sehrt, Romig & Hand

A Professional Accounting Corporation

Metairie, Louisiana
September 12, 2007
(Except Note 23, which is dated February 15, 2008 and is unaudited)

HOME FEDERAL BANCORP, INC. OF LOUISIANA
AND SUBSIDIARY
Consolidated Balance Sheets

	December 31,	June 30,
	2007	2007	2006
	(Unaudited)
	(In Thousands)
Assets
Cash and Cash Equivalents (Includes Interest-Bearing Deposits with Other Banks of $3,025 and $4,184 for 2007 and 2006, respectively)	$14,958	$3,972	$4,930
Securities Available-for-Sale	81,163	83,752	83,694
Securities Held-to-Maturity	1,331	1,408	1,425
Loans Held-for-Sale	962	1,478	-
Loans Receivable, Net	27,789	25,211	20,866
Accrued Interest Receivable	491	499	465
Premises and Equipment, Net	907	923	948
Deferred Tax Asset	284	1,476	1,597
Other Assets	166	66	75
Real Estate Acquired Through Foreclosure	33	-	-
Total Assets	$128,084	$118,785	$114,000
Liabilities and Stockholders' Equity
Liabilities
Deposits	$80,986	$77,710	$71,279
Advances from Borrowers for Taxes and Insurance	118	196	219
Advances from Federal Home Loan Bank of Dallas	15,933	12,368	13,417
Other Accrued Expenses and Liabilities	606	699	546
Total Liabilities	97,643	90,973	85,461
Commitments
Equity
Preferred Stock - No Par Value; 2,000,000 Shares Authorized; None Issued and Outstanding	-	-	-
Common Stock - $.01 Par Value; 8,000,000 Shares Authorized; 3,558,958 Shares Issued; 3,383,287
Shares Outstanding at December 31, 2007, 3,387,202 Shares Outstanding at June 30, 2007, and 3,538,258 Shares Outstanding at June 30, 2006	14	14	14
Additional Paid-In Capital	13,541	13,509	13,445
Treasury Stock, at Cost – 175,671 Shares at December 31, 2007,171,756 Shares at June 30, 2007; 20,700 Shares at June 30, 2006	(1,809)	(1,771)	(211)
Unearned ESOP Stock	(969)	(997)	(1,054)
Unearned RRP Trust Stock	(395)	(551)	(688)
Retained Earnings	20,565	20,449	20,149
Accumulated Other Comprehensive Loss	(506)	(2,841)	(3,116)
Total Stockholders' Equity	30,441	27,812	28,539
Total Liabilities and Stockholders' Equity	$128,084	$118,785	$114,000

See accompanying notes to consolidated financial statements.

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AND SUBSIDIARY
Consolidated Statements of Income

	Six Months Ended		Years Ended
	December 31,		June 30,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)
	(In Thousands, Except Per Share Data)
Interest Income
Loans, Including Fees	$1,045	$802	$1,739	$1,420
Investment Securities	144	153	285	338
Mortgage-Backed Securities	2,231	2,132	4,265	3,701
Other Interest-Earning Assets	86	124	301	205
Total Interest Income	3,506	3,211	6,590	5,664
Interest Expense
Deposits	1,567	1,307	2,760	2,108
Federal Home Loan Bank Borrowings	400	327	688	325
Total Interest Expense	1,967	1,634	3,448	2,433
Net Interest Income	1,539	1,577	3,142	3,231
Provision for Loan Losses	-	-	1	-
Net Interest Income after
Provision for Loan Losses	1,539	1,577	3,141	3,231
Non-Interest Income
Gain on Sale of Loans	4	-	3	24
Gain on Sale of Securities	94	101	168	52
Other Income	22	50	69	69
Total Non-Interest Income	120	151	240	145
Non-Interest Expense
Compensation and Benefits	790	753	1,487	1,486
Occupancy and Equipment	85	93	178	178
Data Processing	33	33	73	80
Audit and Examination Fees	60	69	142	140
Advertising	-	13	36	51
Deposit Insurance Premiums	5	5	9	9
Legal Fees	57	43	66	94
Franchise and Bank Shares Tax	76	79	158	89
Other Expense	156	137	268	288
Total Non-Interest Expense	1,262	1,225	2,417	2,415
Income Before Income Taxes	397	503	964	961
Provision for Income Tax Expense	134	171	327	327
Net Income	$263	$332	$637	$634
Earnings Per Share
Basic	$0.08	$0.10	$0.19	$0.19
Diluted	$0.08	$0.10	$0.19	$0.19

See accompanying notes to consolidated financial statements.

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AND SUBSIDIARY
Consolidated Statements of Comprehensive Income (Loss)

	Six Months Ended		Years Ended
	December 31,		June 30,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)
	(In Thousands)
Net Income	$263	$332	$637	$634

Other Comprehensive Income (Loss), Net of Tax
Unrealized Holding Gains (Losses) Arising During the Period	2,397	2,154	496	(3,328)
Reclassification Adjustment for Gains included in Net Income	(62)	(67)	(221)	(97)

Total Other Comprehensive Income (Loss)	2,335	2,087	275	(3,425)

Total Comprehensive Income (Loss)	$2,598	$2,419	$912	$(2,791)

See accompanying notes to consolidated financial statements.

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Consolidated Statements of Changes in Stockholders’ Equity

					Accumulated
		Additional	Unearned		Other	Unearned		Total
	Common	Paid-in	ESOP	Retained	Comprehensive	RRP Trust	Treasury	Stockholders'
	Stock	Capital	Stock	Earnings	Loss	Stock	Stock	Equity
			(In Thousands)
Balance - July 1, 2005	$14	$13,391	$(1,111)	$19,828	$309	$-	$-	$32,431
ESOP Compensation Earned	-	-	57	-	-	-	-	57
Acquisition of RRP Trust Stock	-	-	-	-	-	(688)	-	(688)
Dividends Paid	-	-	-	(313)	-	-	-	(313)
Stock Options Vested	-	54	-	-	-	-	-	54
Acquisition of Treasury Stock	-	-	-	-	-	-	(211)	(211)
Net Income	-	-	-	634	-	-	-	634
Other Comprehensive Loss, Net of Applicable Deferred Income Taxes	-	-	-	-	(3,425)	-	-	(3,425)
Balance - June 30, 2006	14	13,445	(1,054)	20,149	(3,116)	(688)	(211)	28,539

ESOP Compensation Earned	-	2	57	-	-	-	-	59
Distribution of RRP Trust Stock	-	-	-	-	-	137	-	137
Dividends Paid	-	-	-	(337)	-	-	-	(337)
Stock Options Vested	-	62	-	-	-	-	-	62
Acquisition of Treasury Stock	-	-	-	-	-	-	(1,560)	(1,560)
Net Income	-	-	-	637	-	-	-	637
Other Comprehensive Income, Net of Applicable Deferred Income Taxes	-	-	-	-	275	-	-	275
Balance - June 30, 2007	$14	$13,509	$(997)	$20,449	$(2,841)	$(551)	$(1,771)	$27,812

ESOP Compensation Earned (Unaudited)	-	-	28	-	-	-	-	28
Acquisition of RRP Trust Stock (Unaudited)	-	-	-	-	-	156	-	156
Dividends Declared (Unaudited)	-	-	-	(147)	-	-	-	(147)
Stock Options Vested (Unaudited)	-	32	-	-	-	-	-	32
Acquisition of Treasury Stock (Unaudited)	-	-	-	-	-	-	(38)	(38)
Net Income (Unaudited)	-	-	-	263	-	-	-	263
Other Comprehensive Income, Net of Applicable Deferred Income Taxes (Unaudited)	-	-	-	-	2,335	-	-	2,335
Balance - December 31, 2007 (Unaudited)	$14	$13,541	$(969)	$20,565	$(506)	$(395)	$(1,809)	$30,441

See accompanying notes to consolidated financial statements.

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Consolidated Statements of Cash Flows

	Six Months Ended		Years Ended
	December 31,		June 30,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)
	(In Thousands)		(In Thousands)
Cash Flows from Operating Activities
Net Income	$263	$332	$637	$634
Adjustments to Reconcile Net Income to Net
Cash Provided by (Used in) Operating Activities
Net Amortization and Accretion on Securities	(110)	(106)	(168)	(96)
Amortization of Deferred Loan Fees	(13)	(7)	(17)	(45)
Provision for Loan Losses	-	-	1	-
Depreciation of Premises and Equipment	27	31	61	68
Gain on Sale of Securities	(94)	(101)	(168)	(52)
ESOP Compensation Expense	28	30	59	57
Deferred Income Tax (Benefit)	(11)	(11)	(21)	(18)
Stock Option Expense	32	31	62	54
Recognition and Retention Plan Expense	86	68	134	122
Changes in Assets and Liabilities
Origination and Purchase of Loans Held-for-Sale	(8,725)	(505)	(13,835)	(2,896)
Sale and Principal Repayments of Loans Held-for-Sale	9,438	250	12,356	2,966
Accrued Interest Receivable	8	(23)	(34)	(29)
Other Operating Assets	(101)	(21)	11	(16)
Other Operating Liabilities	(23)	43	156	100
Net Cash Provided by (Used in) Operating Activities	805	11	(766)	849

Cash Flows from Investing Activities
Loan Originations and Principal Collections, Net	(2,803)	(1,950)	1,459	2,688
Purchases of Loans	-	-	(5,797)	-
Deferred Loan Fees Collected	8	8	10	65
Acquisition of Premises and Equipment	(12)	(33)	(37)	(491)
Activity in Available-for-Sale Securities
Proceeds from Sales of Securities	8,253	14,643	19,086	3,378
Proceeds from Maturity of Securities	-	-	2,000	-
Principal Payments on Mortgage-Backed Securities	7,399	6,004	10,977	11,998
Purchases	(9,320)	(18,057)	(31,378)	(28,353)
Activity in Held-to-Maturity Securities
Principal Payments on Mortgage-Backed Securities	78	82	155	207
Purchases	-	(124)	(130)	(17)
Net Cash Provided by (Used in) Investing Activities	3,603	573	(3,655)	(10,525)

See accompanying notes to consolidated financial statements.

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Consolidated Statements of Cash Flows (Continued)

	Six Months Ended		Years Ended
	December 31,		June 30,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)
	(In Thousands)		(In Thousands)
Cash Flows from Financing Activities
Net Increase in Deposits	$3,276	$4,995	$6,431	$1,284
Proceeds from Advances from Federal Home Loan Bank	5,500	4,750	7,250	8,025
Repayment of Advances from Federal Home Loan Bank	(1,935)	(1,802)	(8,299)	(2,833)
Dividends Paid	(147)	(169)	(337)	(313)
Acquisition of Recognition and Retention Plan Stock	-	-	-	(688)
Acquisition of Treasury Stock	(38)	(54)	(1,560)	(211)
Net (Decrease) Increase in Mortgage-Escrow Funds	(78)	(124)	(22)	49
Net Cash Provided by Financing Activities	6,578	7,596	3,463	5,313
Net Increase (Decrease) in Cash and Cash Equivalents	10,986	8,180	(958)	(4,363)

Cash and Cash Equivalents, Beginning of Period	3,972	4,930	4,930	9,292
Cash and Cash Equivalents, End of Period	$14,958	$13,110	$3,972	$4,930

Supplementary Cash Flow Information
Interest Paid on Deposits and Borrowed Funds	$1,973	$1,638	$3,439	$2,373
Income Taxes Paid	94	137	352	361
Market Value Adjustment for Gain (Loss) on Securities Available-for-Sale	3,538	3,162	417	(5,190)
Non-Cash Investing Activity
Real Estate Acquired Through Foreclosure	$33	$-	$-	$-

See accompanying notes to consolidated financial statements.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 1.                 Summary of Accounting Policies

Nature of Operations
On January 18, 2005, Home Federal Savings and Loan Association (the Association) completed its reorganization to the mutual holding company form of organization and formed Home Federal Bancorp, Inc. of Louisiana (the Company) to serve as the stock holding company for the Association.  In connection with the reorganization, the Company sold 1,423,583 shares of its common stock in a subscription and community offering at a price of $10.00 per share.  The Company also issued 60% of its outstanding common stock in the reorganization to Home Federal Mutual Holding Company of Louisiana, or 2,135,375 shares.

The Association is a federally chartered, stock savings and loan association and is subject to federal regulation by the Federal Deposit Insurance Corporation and the Office of Thrift Supervision.  The Association provides financial services to individuals, corporate entities and other organizations through the origination of loans and the acceptance of deposits in the form of passbook savings, certificates of deposit, and demand deposit accounts.  Services are provided by three offices, all of which are located in Shreveport, Louisiana.

The Association is subject to competition from other financial institutions, and is also subject to the regulations of certain Federal and State agencies and undergoes periodic examinations by those regulatory authorities.

Basis of Presentation and Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Home Federal Savings and Loan Association.  All significant intercompany balances and transactions have been eliminated.

The unaudited consolidated financial statements as of December 31, 2007, and for the six months ended December 31, 2007 and December 31, 2006, reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of financial information for the interim periods presented.  These adjustments are of a normal recurring nature and include appropriate estimated provisions.

Use of Estimates
In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the Consolidated Balance Sheets and reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Material estimates that are particularly susceptible to significant change in the near term relate to the allowance for loan losses.

Significant Group Concentrations of Credit Risk
Most of the Company’s activities are provided to customers of the Association by three offices, all of which are located in the City of Shreveport, Louisiana.  The area served by the Association is primarily the Shreveport-Bossier City metropolitan area; however, loan and deposit customers are found dispersed in a wider geographical area covering much of northwest Louisiana.

Cash and Cash Equivalents
For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, balances due from banks, and federal funds sold, all of which mature within ninety days.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 1.                 Summary of Accounting Policies (Continued)
At December 31, 2007 (unaudited), June 30, 2007 and June 30, 2006, cash and cash equivalents consisted of the following:

	December 31,	June 30,	June 30,
	2007	2007	2006
	(Unaudited)
	(In Thousands)
Cash on Hand	$246	$198	$229
Demand on Deposits at Other Institutions	9,426	770	1,935
Federal Funds Sold	5,286	3,004	2,766

	$14,958	$3,972	$4,930

Securities
The Company classifies its debt and equity investment securities into one of three categories: held-to-maturity, available-for-sale, or trading.  Investments in non-marketable equity securities and debt securities, in which the Company has the positive intent and ability to hold to maturity, are classified as held-to-maturity and carried at amortized cost.  Investments in debt securities that are not classified as held-to-maturity and marketable equity securities that have readily determinable fair values are classified as either trading or available-for-sale securities.

Securities that are acquired and held principally for the purpose of selling in the near term are classified as trading securities.  Investments in securities not classified as trading or held-to-maturity are classified as available-for-sale.

Trading account and available-for-sale securities are carried at fair value.  Unrealized holding gains and losses on trading securities are included in earnings while net unrealized holding gains and losses on available-for-sale securities are excluded from earnings and reported in other comprehensive income.  Purchase premiums and discounts are recognized in interest income using the interest method over the term of the securities.  Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.  In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.  Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans Held for Sale
Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate.  Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans
Loans receivable are stated at unpaid principal balances, less allowances for loan losses and unamortized deferred loan fees.  Net non-refundable fees (loan origination fees, commitment fees, discount points) and costs associated with lending activities are being deferred and subsequently amortized into income as an adjustment of yield on the related interest earning assets using the interest method.  Interest income on contractual loans receivable is recognized on the accrual method.  Unearned discount on property improvement and automobile loans is deferred and amortized on the interest method over the life of the loan.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 1.                 Summary of Accounting Policies (Continued)

Allowance for Loan Losses
The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings.  Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of the underlying collateral and prevailing economic conditions.  The evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information or events, it is probable that the Association will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement.  When a loan is impaired, the measurement of such impairment is based upon the fair value of the collateral of the loan.  If the fair value of the collateral is less than the recorded investment in the loan, the Association will recognize the impairment by creating a valuation allowance with a corresponding charge against earnings.

An allowance is also established for uncollectible interest on loans classified as substandard. Substandard loans are those which are in excess of ninety days delinquent.  The allowance is established by a charge to interest income equal to all interest previously accrued and income is subsequently recognized only to the extent that cash payments are received.  When, in management’s judgment, the borrower’s ability to make periodic interest and principal payments is back to normal, the loan is returned to accrual status.

Off-Balance Sheet Credit Related Financial Instruments
In the ordinary course of business, the Association has entered into commitments to extend credit.  Such financial instruments are recorded when they are funded.

Foreclosed Assets
Assets acquired through, or in lieu of, loan foreclosure are held for sale and are carried at the lower of cost or current fair value minus estimated cost to sell as of the date of foreclosure.  Cost is defined as the lower of the fair value of the property or the recorded investment in the loan.  Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell.

Premises and Equipment
Land is carried at cost.  Buildings and equipment are carried at cost less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. Estimated useful lives are as follows:

Buildings and Improvements	10 - 40 Years
Furniture and Equipment	3 – 10 Years

Income Taxes
The Company and its wholly-owned subsidiary file a consolidated Federal income tax return on a fiscal year basis.  Each entity will pay its pro-rata share of income taxes in accordance with a written tax-sharing agreement.

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method.  Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities and gives current recognition to changes in tax rates and laws.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 1.                 Summary of Accounting Policies (Continued)

While the Association is exempt from Louisiana income tax, it is subject to the Louisiana Ad Valorem Tax, commonly referred to as the Louisiana Shares Tax, which is based on stockholders’ equity and net income.

Earnings per Share
Earnings per share are computed based upon the weighted average number of common shares outstanding during the year.

Non-Direct Response Advertising
The Company expenses all advertising costs, except for direct-response advertising, as incurred.  In the event the Company incurs expense for material direct-response advertising, it will be amortized over the estimated benefit period. Direct-response advertising consists of advertising whose primary purpose is to elicit sales to customers who could be shown to have responded specifically to the advertising and results in probable future benefits.  For the six months ended December 31, 2007 and 2006 (unaudited) and for the years ended June 30, 2007 and 2006, the Company did not incur any amount of direct-response advertising.

Comprehensive Income
Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income.  Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the Consolidated Balance Sheets, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	Six Months Ended December 31,		Years Ended June 30,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)
	(In Thousands)
Unrealized Holding Gains (Losses) on Available-for-Sale Securities	$3,632	$3,264	$751	$(5,042)
Reclassification Adjustment for Gains Realized in Income	(94)	(102)	(334)	(148)
Net Unrealized Gains (Losses)	3,538	3,162	417	(5,190)
Tax Effect	(1,203)	(1,075)	(142)	1,765
Net-of-Tax Amount	$2,335	$2,087	$275	$(3,425)

The components of accumulated other comprehensive income, included in Stockholders’ Equity, are as follows:

	December 31, 2007	June 30, 2007	June 30, 2006
	(Unaudited)
	(In Thousands)
Net Unrealized Loss on Securities Available-for-Sale	$(767)	$(4,305)	$(4,722)
Tax Effect	261	1,464	1,606
Net-of-Tax Amount	$(506)	$(2,841)	$(3,116)

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Notes to the Financial Statements

Note 1.                 Summary of Accounting Policies (Continued)

Recent Accounting Pronouncements
In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments.  This Statement amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to narrow the scope of exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principal cash flows.  SFAS No. 155 also amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative instrument.  SFAS No. 155 is effective for all financial instruments acquired or issued following the start of an entity’s first fiscal year beginning after September 15, 2006.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets.  This Statement amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable.  It requires additional disclosures and separate presentation in the balance sheet of the carrying amounts of servicing assets and servicing liabilities that an entity elects to subsequently measure at fair value.  SFAS No. 156 is effective for all entities as of the beginning of its fiscal year that begins after September 15, 2006.

In June 2006, the FASB issued Interpretation Number (FIN) 48, Accounting for Uncertainty in Income Taxes (as amended).  This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes.  This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  This Interpretation is effective for fiscal years beginning after December 15, 2006.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements.  This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.

In September 2006, the FASB issued SFAS No. 158, Postretirement Plans.  This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006.  An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.  This Statement permits entities to choose to measure many financial instruments and certain other items at fair value.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  This Statement is expected to expand the use of fair value measurement.  This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.

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Notes to the Financial Statements

Note 1.                 Summary of Accounting Policies (Continued)

Recent Accounting Pronouncements (continued)
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (an amendment of ARB No. 51).  This Statement was issued to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements.  This Statement is effective for fiscal years, and interim periods with those fiscal years, beginning on or after December 31, 2008.

Note 2.                 Securities

The amortized cost and fair value of securities, with gross unrealized gains and losses, follows:

	December 31, 2007 (Unaudited)
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
Securities Available-for-Sale	Cost	Gains	Losses	Value
	(In Thousands)
Debt Securities
FHLMC Mortgage-Backed Certificates	$7,465	$-	$172	$7,293
FNMA Mortgage-Backed Certificates	71,914	-	528	71,386
GNMA Mortgage-Backed Certificates	201	-	3	198

Total Debt Securities	79,580	-	703	78,877

Equity Securities
237,343 Shares, AMF ARM Fund	2,349	-	63	2,286

Total Securities Available-for-Sale	$81,929	$-	$766	$81,163
Securities Held-to-Maturity
		(In Thousands)
Debt Securities
GNMA Mortgage-Backed Certificates	$387	$16	$-	$403
FNMA Mortgage-Backed Certificates	129	2	-	131
FHLMC Mortgage-Backed Certificates	36	-	-	36

Total Debt Securities	552	18	-	570

Equity Securities (Non-marketable)
7,894 Shares - Federal Home Loan Bank	779	-	-	779

Total Securities Held-to-Maturity	$1,331	$18	$-	$1,349

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Notes to the Financial Statements

Note 2.                 Securities (Continued)

	June 30, 2007
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
Securities Available-for-Sale	Cost	Gains	Losses	Value
	(In Thousands)
Debt Securities
FHLMC Mortgage-Backed Certificates	$8,114	$-	$499	$7,615
FNMA Mortgage-Backed Certificates	77,379	1	3,740	73,640
GNMA Mortgage-Backed Certificates	274	1	5	270
Total Debt Securities	85,767	2	4,244	81,525

Equity Securities
231,234 Shares, AMF ARM Fund	2,290	-	63	2,227

Total Securities Available-for-Sale	$88,057	$2	$4,307	$83,752
Securities Held-to-Maturity
		(In Thousands)
Debt Securities
GNMA Mortgage-Backed Certificates	$445	$11	$-	$456
FNMA Mortgage-Backed Certificates	142	2	-	144
FHLMC Mortgage-Backed Certificates	42	1	-	43
Total Debt Securities	629	14	-	643

Equity Securities (Non-marketable)
7,795 Shares - Federal Home
Loan Bank	779	-	-	779

Total Securities Held-to-Maturity	$1,408	$14	$-	$1,422

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Notes to the Financial Statements

Note 2.                 Securities (Continued)

	June 30, 2006
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
Securities Available-for-Sale	Cost	Gains	Losses	Value
	(In Thousands)
Debt Securities
FHLB Note	$996	$-	$6	$990
FNMA Note	996	-	11	985
FHLMC Mortgage-Backed Certificates	8,930	1	550	8,381
FNMA Mortgage-Backed Certificates	74,825	-	4,087	70,738
GNMA Mortgage-Backed Certificates	489	-	10	479

Total Debt Securities	86,236	1	4,664	81,573

Equity Securities
219,780 Shares, AMF ARM Fund	2,180	-	59	2,121

Total Securities Available-for-Sale	$88,416	$1	$4,723	$83,694
Securities Held-to-Maturity
	(In Thousands)
Debt Securities
GNMA Mortgage-Backed Certificates	$535	$14	$-	$549
FNMA Mortgage-Backed Certificates	184	3	-	187
FHLMC Mortgage-Backed Certificates	57	1	1	57
Total Debt Securities	776	18	1	793

Equity Securities (Non-marketable)
6,492 Shares - Federal Home
Loan Bank	649	-	-	649

Total Securities Held-to-Maturity	$1,425	$18	$1	$1,442

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 2.                 Securities (Continued)

The amortized cost and fair value of debt securities by contractual maturity at December 31, 2007 (unaudited) follows:

	Available-for-Sale		Held-to-Maturity
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
(In Thousands)
Mortgage-Backed Securities	$79,580	$78,877	$552	$570

For the six months ended December 31, 2007 and 2006 (unaudited), proceeds from the sale of securities available-for-sale amounted to $8.3 million and $14.6 million, respectively.  Gross realized gains amounted to $94,000 and $101,000, respectively.

Information pertaining to securities with gross unrealized losses at December 31, 2007 (unaudited), aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

	Less Than Twelve Months		Over Twelve Months
	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
Securities Available-for-Sale	Losses	Value	Losses	Value
	(In Thousands)
Debt Securities:
Mortgage-Backed Securities	$1	$436	$702	$46,600
Marketable Equity
Securities	-	-	63	2,286

Total Securities Available-for-Sale	$1	$436	$765	$48,886

The amortized cost and fair value of debt securities by contractual maturity at June 30, 2007 follows:

	Available-for-Sale		Held-to-Maturity
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
(In Thousands)

Mortgage-Backed Securities	$85,767	$81,525	$629	$643

For the year ended June 30, 2007 and 2006, proceeds from the sale of securities available-for-sale amounted to $19.1 million and $3.4, respectively.  Gross realized gains amounted to $168,000 and $52,000, respectively.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 2.                 Securities (Continued)

Information pertaining to securities with gross unrealized losses at June 30, 2007, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

	Less Than Twelve Months		Over Twelve Months
	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
Securities Available-for-Sale	Losses	Value	Losses	Value
	(In Thousands)
Debt Securities:
Mortgage-Backed Securities	$539	$19,418	$3,705	$61,459
Marketable Equity Securities	-	-	63	2,227

Total Securities Available-for-Sale	$539	$19,418	$3,768	$63,686
The Company’s investment in equity securities consists primarily of shares of an adjustable rate mortgage loan mutual fund.  The unrealized losses associated with this fund were caused by interest rate increases, and the timing between when these rate increases took place compared to the resulting adjustment in rates in the underlying mortgage loans.  Based on management’s assessment of the financial condition of the Company, the Company has the ability and intent to hold these securities until a recovery of fair value occurs.  Based on this assessment and because the decline in market value is attributable to changes in interest rates and not of credit quality, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2007 (unaudited) or at June 30, 2007.

The unrealized losses on the Company’s investment in mortgage-backed securities were caused by interest rate increases.  The contractual cash flows of these investments are guaranteed by agencies of the U.S. government.  Accordingly, it is expected that these securities would not be settled at a price less than the amortized cost of the Company’s investment.  Because the decline in market value is attributable to changes in interest rates and not credit quality and because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2007 (unaudited) or at June 30, 2007.

At December 31, 2007 (unaudited), securities with a carrying value of $1.2 million were pledged to secure public deposits.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 3.                 Loans Receivable

Loans receivable at December 31, 2007 (unaudited), June 30, 2007, and June 30, 2006, are summarized as follows:

	December 31,	June 30,	June 30,
	2007	2007	2006
	(Unaudited)
	(In Thousands)
Mortgage Loans (Principally Conventional)
Principal Balance
Secured by One-to-Four Family Residences	$19,016	$16,669	$13,721
Secured by Other Properties	3,619	3,650	3,164

Total Mortgage Loans	22,635	20,319	16,885

Consumer and Other Loans Principal Balances
Equity and Second Mortgage	4,209	4,454	3,287
Loans on Savings Accounts	490	283	612
Equity Lines of Credit	719	427	374
Automobile Loans	60	57	44

Total Consumer and Other Loans	5,478	5,221	4,317

Total Loans	28,113	25,540	21,202

Less: Allowance for Loan Losses	(235)	(235)	(235)
Unamortized Loan Fees	(89)	(94)	(101)

Net Loans Receivable	$27,789	$25,211	$20,866

An analysis of the allowance for loan losses follows:

	December 31,	December 31,	June 30,	June 30,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)
	(In Thousands)

Balance - Beginning of Year	$235	$235	$235	$235
Provision for Loan Losses	-	-	1	-
Loan Charge-offs	-	-	(1)	-
Balance - End of Year	$235	$235	$235	$235

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 3.                 Loans Receivable (Continued)

Fixed rate loans receivable as of December 31, 2007 (unaudited), are scheduled to mature and adjustable rate loans are scheduled to re-price as follows:

	Under	One	Six	Over
	One	to Five	to Ten	Ten
	Year	Years	Years	Years	Total
	(In Thousands)
Loans Secured by One-to-Four
Family Residential
Fixed Rate	$28	$249	$1,277	$6,564	$8,118
Adjustable Rate	-	-	-	10,898	10,898
Other Loans Secured by
Real Estate
Fixed Rate	-	86	18	3,515	3,619
All Other Loans	1,417	836	1,026	2,199	5,478
	$1,445	$1,171	$2,321	$23,176	$28,113

As of December 31, 2007 (unaudited), June 30, 2007, and June 30, 2006, there was no recorded investment in loans that are considered impaired under SFAS Nos. 114 and 118.  The Association has no commitments to loan additional funds to borrowers whose loans were previously in non-accrual status.

Note 4.                Accrued Interest Receivable

Accrued interest receivable at December 31, 2007 (unaudited), June 30, 2007, and June 30, 2006, consisted of the following:

	December 31, 2007	June 30, 2007	June 30, 2006
	(Unaudited)
	(In Thousands)

Accrued Interest on:
Mortgage Loans	$122	$105	$82
Other Loans	28	25	18
Investments	10	10	23
Mortgage-Backed Securities	331	359	342
	$491	$499	$465

Note 5.                Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment follows:

	December 31, 2007	June 30, 2007	June 30, 2006
	(Unaudited)
	(In Thousands)

Land	$727	$727	$727
Buildings	1,143	1,132	1,124
Equipment	601	601	600
	2,471	2,460	2,451
Accumulated Depreciation	(1,564)	(1,537)	(1,503)
	$907	$923	$948

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 5.                Premises and Equipment

Depreciation expense charged against operations for the six months ended December 31, 2007 and 2006 (unaudited) was $27,000 and 31,000, respectively, and for the years ended June 30, 2007 and 2006, was $62,000 and $68,000, respectively.

The Association leases property for a branch facility.  The lease, which expires November 30, 2008, requires monthly rental payments of $1,680.  Future minimum rent commitments under this lease follows for six months ended December 31, 2007 (unaudited) and the year ended June 30, 2007.

	December 31,	June 30,
	2007	2007
	(Unaudited)
	( In Thousands)

2008	$18,480	$20,160
2009	-	8,400
Total	$18,480	$28,560

This lease provides for five ten-year option periods with rental adjustment provisions.  Total rent expense for the six months ended December 31, 2007 and 2006 (unaudited), amounted to $10,000 for each period, respectively, and for the years ended June 30, 2007 and 2006, amounted to $20,000 for each year, respectively.

Note 6.                 Deposits

Deposits at December 31, 2007 (unaudited), June 30, 2007 and June 30, 2006, are summarized as follows:

	December 31,		June 30,		June 30,
	2007 (Unaudited)		2007		2006
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars In Thousands)
Non-Interest Bearing	$4,115	5.08%	$1,372	1.77%	$828	1.16%
NOW Accounts	4,062	5.02	5,921	7.61	5,412	7.59
Money Market	2,916	3.60	2,941	3.79	3,302	4.63
Passbook Savings	4,431	5.47	4,473	5.76	4,756	6.67
	15,524	19.17	14,707	18.93	14,298	20.05
Certificates of Deposit	65,462	80.83	63,003	81.07	56,981	79.95
Total Deposits	$80,986	100.00%	$77,710	100.00%	$71,279	100.00%

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 6.                 Deposits (Continued)

The composition of Certificates of Deposit accounts by interest rate is as follows:

	December 31,		June 30,		June 30,
	2007 (Unaudited)		2007		2006
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars In Thousands)
0.00% to 0.99%	$9	.01%	$9	0.01%	$245	0.43%
1.00% to 1.99%	304	.46	194	0.31	411	0.72
2.00% to 2.99%	1,651	2.52	1,543	2.45	9,911	17.40
3.00% to 3.99%	10,741	16.41	12,164	19.31	14,902	26.15
4.00% to 4.99%	26,992	41.23	18,388	29.19	28,230	49.54
5.00% to 5.99%	25,765	39.37	30,705	48.74	3,282	5.76
Total Deposits	$65,462	100.00%	$63,003	100.00%	$56,981	100.00%

Maturities of Certificates of Deposit accounts at December 31, 2007 (unaudited) and June 30, 2007, are scheduled as follows:

Period Ending	December 31, 2007 (Unaudited)		June 30, 2007
	Amount	Percent	Amount	Percent
	(Dollars In Thousands)
2008	$42,238	64.52%	$38,092	60.46%
2009	9,053	13.83	9,689	15.38
2010	7,699	11.76	7,863	12.48
2011	2,450	3.74	3,863	6.13
2012	4,022	6.15	3,456	5.48
Thereafter	-		40	0.07

	$65,462	100.00%	$63,003	100.00%

Interest expense on deposits for the six months ended December 31, 2007 and 2006 (unaudited), and for the years ended June 30, 2007 and 2006 was as follows:

	December 31,	December 31,	June 30,	June 30,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)

	(In Thousands)

NOW and Money Market	$14	$14	$27	$30
Passbook Savings	11	12	23	24
Certificates of Deposit	1,542	1,281	2,710	2,054

	$1,567	$1,307	$2,760	$2,108

At December 31, 2007 (unaudited), there were seventy-six deposit accounts with balances in excess of $100,000 with an aggregate value of $10.9 million.  At June 30, 2007, there were sixty-six deposit accounts with balances in excess of $100,000 with an aggregate value of $9.9 million. Generally, deposit accounts in excess of $100,000 are not federally insured.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 7.                 Advances from Federal Home Loan Bank of Dallas

Pursuant to collateral agreements with the Federal Home Loan Bank of Dallas (FHLB), advances are secured by a blanket floating lien on first mortgage loans.  Total interest expense recognized amounted to $400,000 and $327,000 for the six months ended December 31, 2007 and December 31, 2006 (unaudited), respectively, and $688,000 and $325,000 for the years ended June 30, 2007 and 2006, respectively.

Advances at December 31, 2007 (unaudited), June 30, 2007, and June 30, 2006 consisted of the following:

	Advance Total

	December 31, 2007	June 30, 2007	June 30, 2006
	(Unaudited)
	(In Thousands)

2.00% to 2.99%	$390	$916	$2,159
3.00% to 3.99%	643	1,016	2,028
4.00% to 4.99%	3,284	3,459	4,230
5.00% to 5.99%	11,616	6,977	5,000

	$15,933	$12,368	$13,417

Maturities of advances at December 31, 2007 (unaudited) and June 30, 2007 are as follows::

	December 31, 2007	June 30, 2007
	(Unaudited)
	(In Thousands)

2008	$2,612	$3,381
2009	421	2,217
2010	542	1,978
2011	3,992	1,875
2012	5,624	944
Thereafter	2,742	$1,973

	$15,933	$12,368

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 8.                 Commitments

As described in Note 5, the Association leases property for a branch facility.  In addition to this lease, the Association has an agreement with a third-party, which provides on-line data processing services.  The agreement, which expires January 31, 2010, contains a minimum monthly service charge of $4,000.  At the end of this term, the agreement will automatically continue for successive periods of five years unless terminated upon written notice given at least twelve months prior to the end of the present term.  The future minimum commitments for the on-line processing services are as follows for the six months ended December 31, 2007 (unaudited) and for the year ended June 30, 2007:

	Six Months Ended	Year ended
	December 31, 2007	June 30, 2007
	(Unaudited)
	(In Thousands)

2008	$48	$48
2009	48	48
2010	4	28
Total
	$100	$124

Note 9.                 Federal Income Taxes

The Company and its subsidiary file consolidated federal income tax returns.  The current provision for federal and state income taxes is calculated on pretax accounting income adjusted by items considered to be permanent differences between book and taxable income.  Income tax expense for the six months ending December 31, 2007(unaudited) and 2006 and the year ending June 30, 2007 and 2006, is summarized as follows:

	Six Months Ended December 31,		Years Ended June 30,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)
	(In Thousands)

Federal
Current	$145	$181	$348	$344
Deferred (Benefit)	(11)	(10)	(21)	(18)
State
Current	-	-	-	1

	$134	$171	$327	$327

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 9.                 Federal Income (Continued)

The effective federal income tax rate for the months ended December 31, 2007 and 2006 (unaudited) was 33.75% and 34.00%, respectively, and for the years ended June 30, 2007 and 2006 was 33.94% and 33.93%, respectively.  The provision for income tax differs from that expected by applying federal income tax rates to income before income taxes as a result of the following:

	Six Months Ended December 31,		Years Ended June 30,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)
	(In Thousands)

Expected Tax Provision at a 34% Rate	$135	$171	$328	$327
Expected State Corporate Tax	-	-	-	1
Effect of Non-Taxable Income	(1)	-	(1)	(1)

Provision for Income Tax	$134	$171	$327	$327

At December 31, 2007 (unaudited), June 30, 2007 and June 30, 2006, temporary differences between the financial statement carrying amount and tax bases of assets that gave rise to deferred tax recognition were related to the effect of loan bad debt deduction differences for tax and book purposes and deferred stock option compensation.  The deferred tax expense or benefit related to securities available-for-sale has no effect on the Association’s income tax provision since it is charged or credited to the Association’s other comprehensive income or loss equity component. The net deferred income tax asset consisted of the following components at December 31, 2007 (unaudited), June 30, 2007 and June 30, 2006:

	Six Months Ended	Years Ended June 30,
	December 31, 2007	2007	2006
	(Unaudited)
	(In Thousands)
Deferred Tax Asset or Liability
Stock Option Compensation	$50	$39	$18
Loans Receivable - Bad Debt Loss Allowances	(27)	(27)	(27)
Securities Available-for-Sale Unrealized Loss	261	1,464	1,606

Total Deferred Tax Asset	$284	$1,476	$1,597

In computing federal taxes on income under provisions of the Internal Revenue Code in years past, earnings appropriated by savings and loan associations to general reserves were deductible in arriving at taxable income if certain conditions were met.  Association retained earnings appropriated to the federal insurance reserve at December 31, 2007 (unaudited), June 30, 2007 and 2006, amounted to $4.0 million.  Included were appropriations of net income of prior years of $3.3 million, for which no provision for federal income taxes has been made.  If this portion of the reserve is used for any purpose other than to absorb losses, a tax liability will be imposed upon the Association at the then current federal income tax rate.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 10.               Other Non-Interest Income and Expense

Other non-interest income and expense amounts at December 31, 2007 and 2006 (unaudited), and June 30, 2007 and 2006, are summarized below:

	Six Months Ended December 31,		Years Ended June 30,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)
	(In Thousands)
Other Non-Interest Income
Service Fees on NOW Accounts	$8	$9	$19	$19
Late Charges	1	2	5	4
Commissions and Other	13	39	45	46

	$22	$50	$69	$69
Other Non-Interest Expense
NOW Account Expense	$29	$24	$45	$38
Loan Expenses	3	2	4	5
Office Supplies	15	14	29	34
Telephone	18	14	32	34
Postage	8	8	17	18
Business Insurance and Bonds	17	17	34	35
Organization Dues and Publications	5	5	9	5
Charitable Contributions	2	2	3	4
Miscellaneous	28	21	38	46
Automobile Expense, Including Depreciation	10	11	21	21
Consulting Fees	15	13	28	30
Registration Fees	6	6	8	18

	$156	$137	$268	$288

Note 11.              Retirement Plans

Effective November 15, 2004, the Association adopted the Home Federal Savings and Loan Association Employees’ Savings and Profit Sharing Plan and Trust administered by the Pentegra Group.  This plan complies with the requirements of Section 401(k) of the Internal Revenue Code.  Those eligible for this defined contribution plan must have completed twelve months of full time service and attained the age of 21.  Participating employees may make elective salary reduction contributions of up to $15,500 for 2007, of their eligible compensation.  The Association will contribute a basic “safe harbor” contribution of 3% of participant plan salary and will match 50% of the first 6% of plan salary elective deferrals.  The Association is also permitted to make discretionary contributions to be allocated to participant accounts.  Pension cost, including administrative fees, attributable to the Association’s 401(k) safe harbor plan for the six months ended December 31, 2007 and 2006 (unaudited) was $30,000 and $28,000, respectively, and for the years ended June 30, 2007 and 2006, was $57,000 and $63,000, respectively.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 12.               Employee Stock Ownership Plan

During fiscal 2005, the Company instituted an employee stock ownership plan.  The Home Federal Savings and Loan Association Employee Stock Ownership Plan (ESOP) enables all eligible employees of the Association to share in the growth of the Company through the acquisition of stock.  Employees are generally eligible to participate in the ESOP after completion of one year of service and attaining the age of 21.

The ESOP purchased the statutory limit of eight percent of the shares sold in the initial public offering of the Company, excluding shares issued to Home Federal Mutual Holding Company of Louisiana (113,887 shares).  This purchase was facilitated by a loan from the Company to the ESOP in the amount of $1.1 million.  The loan is secured by a pledge of the ESOP shares.  The shares pledged as collateral are reported as unearned ESOP shares in the Consolidated Balance Sheets.  The corresponding note is being repaid in 80 quarterly debt service payments of $23,000 on the last business day of each quarter, beginning March 31, 2005, at the rate of 5.25%.

The Company may contribute to the ESOP, in the form of debt service, at the discretion of its board of directors.  Cash dividends on the Company’s stock shall be used to either repay the loan, be distributed to the participants in the ESOP, or retained in the ESOP and reinvested in Company stock.  Shares are released for allocation to ESOP participants based on principal and interest payments of the note.  Compensation expense is recognized based on the number of shares allocated to ESOP participants each year and the average market price of the stock for the current year.  Released ESOP shares become outstanding for earnings per share computations.

As compensation expense is incurred, the Unearned ESOP Shares account is reduced based on the original cost of the stock.  The difference between the cost and the average market price of shares released for allocation is applied to Additional Paid-In Capital.  ESOP compensation expense for the six months ended December 31, 2007 and 2006 (unaudited) was $28,000 and 30,000, respectively, and for the years ended June 30, 2007 and 2006, was $59,000 and $57,000, respectively.

The ESOP shares are as follows:

	December 31,	June 30,
	2007	2007
	(Unaudited)

Allocated Shares	11,389	11,389
Shares Released for Allocation	5,694	2,847
Unreleased Shares	96,804	99,651

Total ESOP Shares	113,887	113,887

Fair Value of Unreleased Shares (In Thousands)	$920	$1,006

Stock Price at December 31, 2007 (Unaudited) and June 30, 2007 Respectively	$9.50	$10.10

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 13.               Recognition and Retention Plan

On August 10, 2005, the shareholders of the Company approved the establishment of the Home Federal Bancorp, Inc. of Louisiana 2005 Recognition and Retention Plan and Trust Agreement (the Recognition Plan) as an incentive to retain personnel of experience and ability in key positions.  The aggregate number of shares of the Company’s common stock subject to award under the Recognition Plan totaled 69,756.  As shares are acquired for the Recognition Plan, the purchase price of these shares will be recorded as a contra equity account.  As the shares are distributed, the contra equity account will be reduced.

Recognition Plan shares are earned by recipients at a rate of 20% of the aggregate number of shares covered by the Recognition Plan over five years.  If the employment of an employee or service as a non-employee director is terminated prior to the fifth anniversary of the date of grant of Recognition Plan share award for any reason, the recipient shall forfeit the right to any shares subject to the award that have not been earned.

The cost associated with the Recognition Plan is based on a share price of $9.85, which represents the market price of the Company’s stock on the date on which the Recognition Plan shares were granted.  The cost is being recognized over five years.  Compensation expense pertaining to the Recognition Plan was $86,000 and 68,000 for the six months ended December 31, 2007 and 2006 (unaudited), respectively, and $134,000 and $122,000 for the years ended June 30, 2007 and 2006, respectively.

A summary of the changes in restricted stock follows:

	Unawarded Shares				Awarded Shares
	December 31,		June 30,		December 31,		June 30,
	(Unaudited)				(Unaudited)
	2007	2006	2007	2006	2007	2006	2007	2006
Balance - Beginning of Year	1,490	-	-	-	54,605	66,400	69,756	-
Purchased by Plan	-	-	-	69,756	-	3,356	-	-
Granted	-	-	-	(69,756)	-	-	-	69,756
Forfeited	-	1,490	1,490	-	-	(1,490)	(1,490)	-
Earned and Issued	-	-	-	-	(15,931)	(13,661)	(13,661)	-
Balance - End of Year	1,490	1,490	1,490	-	38,674	54,605	54,605	69,756
Note 14.               Stock Option Plan

On August 10, 2005, the shareholders of the Company approved the establishment of the Home Federal Bancorp, Inc. of Louisiana 2005 Stock Option Plan (the Option Plan) for the benefit of directors, officers, and other key employees.  The aggregate number of shares of common stock reserved for issuance under the Option Plan totaled 174,389.  Both incentive stock options and non-qualified stock options may be granted under the plan.

On August 18, 2005, the Company granted 174,389 options to directors and key employees.  Under the Option Plan, the exercise price of each option cannot be less than the fair market value of the underlying common stock as of the date of the option grant, which was $9.85, and the maximum term is ten years.  Incentive stock options and non-qualified stock options granted under the Option Plan become vested and exercisable at a rate of 20% per year over five years, commencing one year from the date of the grant, with an additional 20% vesting on each successive anniversary of the date the option was granted.  The exercise price of the options is equal to the market price of the Company’s stock on the date of grant.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 14.                 Stock Option Plan (Continued)

Following is a summary of the status of the Option Plan for the year ended December 31, 2007 (unaudited) and for the fiscal years ended June 30, 2007 and 2006, respectively:

		Weighted
		Average
	Number of	Exercise
	Shares	Price
Outstanding at January 1, 2007 (unaudited)	170,857	$9.85
Granted (unaudited)	-	-
Exercised (unaudited)	-	-
Forfeited (unaudited)	-	-
Outstanding at December 31, 2007 (unaudited)	170,857	$9.85

Options Exercisable at December 31, 2007 (unaudited)	51,264	$9.85

Outstanding at July 1, 2006	174,389	$9.85
Granted	-	-
Exercised	-	-
Forfeited	(3,532)	9.85
Outstanding at June 30, 2007	170,857	$9.85

Options Exercisable at June 30, 2007	34,179	$9.85

Outstanding at July 1, 2005	-	$-
Granted	174,389	9.85
Exercised	-	-
Forfeited	-	-
Outstanding at June 30, 2006	174,389	$9.85

Options Exercisable at June 30, 2006	-	$-

Weighted Average Fair Value of Options Granted During the Year	$1.80

Note 14.                 Stock Option Plan (Continued)

The fair value of each option granted is estimated on the grant date using the Black-Scholes model.  The following assumptions were made in estimating fair value:

Dividend Yield	2.0%
Expected Term	10 Years
Risk-free Interest Rate	4.13%
Expected Life	10 Years
Expected Volatility	8.59%

Compensation cost charged to operations was $32,000 and $31,000 for the six months ended December 31, 2007 and 2006 (unaudited), and $62,000 and $54,000 for the years ended June 30, 2007 and 2006, respectively.  The income tax benefit realized from the Option Plan was $11,000 for both periods of the six months ended December 31, 2007 and 2006 (unaudited), and $21,000 and $18,000 for the years ended June 30, 2007 and 2006, respectively.

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Notes to the Financial Statements

Note 14.                 Stock Option Plan (Continued)

Following is a summary of the status of options outstanding at December 31, 2007 under the Option Plan (unaudited):

	Options Outstanding			Options Exercisable
Exercise Price Range	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

$9.85	170,857	7.63 Years	$9.85	51,264	$9.85

Following is a summary of the status of options outstanding at June 30, 2007 under the Option Plan:

	Options Outstanding			Options Exercisable
Exercise Price Range	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

$9.85	170,857	8.13 Years	$9.85	34,179	$9.85

Note 15.                 Off-Balance Sheet Activities

Credit Related Financial Instruments
The Association is a party to credit related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments consist primarily of commitments to extend credit.  Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets.

The Association’s exposure to credit loss in the event of non-performance by the other party to loan commitments is represented by the contractual amount of the commitment.

The Association follows the same credit policies in making commitments as it does for on-balance sheet instruments.

At December 31, 2007 (unaudited), June 30, 2007 and 2006, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount
	December 31, 2007	June 2007	June 2006
	(Unaudited)
	(In Thousands)

Commitments to Grant Loans	$2,438	$2,132	$-
Unfunded Commitments Under Lines of Credit	297	1,325	285

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 15.                 Off-Balance Sheet Activities (Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require a payment of a fee.  The commitments for equity lines of credit may expire without being drawn upon.  Therefore, the total commitment amounts do not necessarily represent future cash requirements.

At December 31, 2007 (unaudited), the Association had one outstanding commitment to fund a fixed rate loan in the amount of $1.5 million.  This commitment has an interest rate of 7.00%, and expires in April 2008.

Cash Deposits
At various times during the year, the Company maintains cash balances in financial institutions that are in excess of amounts insured by an agency of the federal government.

Regional Credit Concentration
A substantial portion of the Association’s lending activity is with customers located within a 100 mile radius of the Shreveport, Louisiana metropolitan area, which includes areas of northwest Louisiana, northeast Texas and southwest Arkansas.  Although concentrated within the region, the Association has a diversified loan portfolio, which should preclude the Association from being dependent upon the well being of any particular economic sector to ensure collectibility of any significant portion of its debtors’ loan contracts.

Other Credit Concentrations
The Association has purchased, with recourse, a significant number of loans from third-party mortgage originators.  These loans are serviced by these entities.  At December 31, 2007 (unaudited), December 31, 2006 (unaudited), June 30, 2007 and June 30, 2006, the balance of the loans outstanding being serviced by these entities was $10.8 million, $4.7 million, $7.9 million and $3.0 million, respectively.

Interest Rate Floors and Caps
The Association writes interest rate floors and caps into its variable rate mortgage loan contracts and loan servicing agreements in an attempt to manage its interest rate exposure.  Such floors and caps enable customers to transfer, modify, or reduce their interest rate risk, which, in turn, creates an off-balance sheet market risk to the Association.  At December 31, 2007 (unaudited), the Association's loan portfolio contained approximately $10.8 million of loans in which the loan contracts or servicing agreements possessed interest rate floors and caps.  Of this amount, $10.7 million consisted of purchased loans, which were originated by third-party mortgage originators.  At June 30, 2007, the Association’s loan portfolio contained approximately $7.8 million of loans in which the loan contracts or servicing agreements possessed interest rate floors and caps.  Of this amount, $7.7 million consisted of purchased loans, which were originated by third-party mortgage originators.

Note 16.                 Related Party Events

In the ordinary course of business, the Association makes loans to its directors and officers.  These loans are made on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and do not involve more than normal credit risk or present other unfavorable features.

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Notes to the Financial Statements

Note 16.                 Related Party Events (Continued)

An analysis of the activity in loans made to such borrowers (both direct and indirect), including lines of credit, is summarized as follows for the six months ended December 31, 2007 (unaudited) and for the years ended June 30, 2007 and 2006:

	December 31,	June 30,	June 30,
	2007	2007	2006
	(Unaudited)
	(In Thousands)

Balance - Beginning of Year	$266	$300	$159
Additions	-	-	175
Principal Payments	(8)	(34)	(34)

Balance - End of Year	$258	$266	$300

Deposits from related parties held by the Association at December 31, 2007 (unaudited), June 30, 2007 and 2006, amounted to $1.5 million, $1.5 million and $734,000, respectively.

Note 17.                  Regulatory Matters

The Association is subject to various regulatory capital requirements administered by federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory and possibly other discretionary actions by regulators that, if undertaken, could have a direct material effect on the Association’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital requirements that involve quantitative measures of the Association’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  The Association’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The Association is required to maintain minimum capital ratios under OTS regulatory guidelines in order to ensure capital adequacy.  Management believes, as of December 31, 2007, June 30, 2007 and June 30, 2006, that the Association met all OTS capital adequacy requirements to which it is subject.

As of December 31, 2007 (unaudited) and June 30, 2007, the most recent notification from the OTS categorized the Association as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Association must maintain minimum capital ratios, which are different than those required to meet OTS capital adequacy requirements. There are no conditions or events since that notification that management believes may have changed the Association’s category.  The Association was also classified as well capitalized at June 30, 2006.

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Notes to the Financial Statements

Note 17.                  Regulatory Matters (Continued)

The Association’s actual and required capital amounts and ratios for OTS regulatory capital adequacy purposes are presented below as of December 31, 2007 (unaudited), June 30, 2007 and June 30, 2006.

				Required for Capital
		Actual		Adequacy Purposes
		Amount	Ratio	Amount	Ratio
		(In Thousands)
December 31, 2007 (Unaudited)
Core Capital	(1)	$28,043	21.82%	$3,855	3.00%
Tangible Capital	(1)	28,043	21.82%	1,928	1.50%
Total Risk-Based Capital	(2)	28,278	79.67%	2,840	8.00%

June 30, 2007
Core Capital	(1)	$27,724	22.79%	$3,649	3.00%
Tangible Capital	(1)	27,724	22.79%	1,825	1.50%
Total Risk-Based Capital	(2)	27,959	80.63%	2,774	8.00%

June 30, 2006
Core Capital	(1)	$27,029	23.48%	$3,453	3.00%
Tangible Capital	(1)	27,029	23.48%	1,726	1.50%
Total Risk-Based Capital	(2)	27,264	87.75%	2,486	8.00%

The Association’s actual and required capital amounts and ratios to be well capitalized under prompt corrective action provisions are presented below as of December 31, 2007 (unaudited), June 30, 2007 and June 30, 2006.

				Required to be
		Actual		Well Capitalized
		Amount	Ratio	Amount	Ratio
		(In Thousands)
December 31, 2007 (Unaudited)
Tier 1 Leverage Capital	(1)	$28,043	21.82%	$6,426	5.00%
Tier 1 Risk-Based Capital	(2)	28 043	79.01%	2,130	6.00%
Total Risk-Based Capital	(2)	28,278	79.67%	3,549	10.00%

June 30, 2007
Tier 1 Leverage Capital	(1)	$27,724	22.79%	$6,082	5.00%
Tier 1 Risk-Based Capital	(2)	27,724	79.95%	2,081	6.00%
Total Risk-Based Capital	(2)	27,959	80.63%	3,468	10.00%

June 30, 2006
Tier 1 Leverage Capital	(1)	$27,029	23.48%	$5,755	5.00%
Tier 1 Risk-Based Capital	(2)	27,029	87.00%	1,864	6.00%
Total Risk-Based Capital	(2)	27,264	87.75%	3,107	10.00%

(1) Amounts and Ratios to Adjusted Total Assets
(2) Amounts and Ratios to Total Risk-Weighted Assets

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Notes to the Financial Statements

Note 17.	Regulatory Matters (Continued)

The following tables provide a reconciliation of capital under generally accepted accounting principles (GAAP) to such amounts reported for regulatory purposes by the Association as of December 31, 2007 (unaudited), June 30, 2007, and June 30, 2006.

			Minimum for Capital
	Actual		Adequacy Purposes
December 31, 2007 (Unaudited)	Ratio	Amount	Ratio	Amount
	(Dollars in Thousands)

Total Equity, and Ratio to Total Assets	21.68%	$27,809
Investments in and Advances to Nonincludable Subsidiaries		$(272)
Unrealized Losses on Securities Available-for-Sale		506
Tangible Capital, and Ratio to Adjusted Total Assets	21.82%	$28,043	1.5%	$1,928
Tier 1 (Core) Capital, And Ratio to Adjusted Total Assets	21.82%	$28,043	3.0%	$3,855
Tier 1 (Core) Capital, and Ratio to Risk-Weighted Assets	79.01%	$28,043
Allowance for Loan Losses		235
Equity Investment		-

Total Risk-Based Capital, and Ratio to Risk-Weighted Assets	79.67%	$28,278	8.0%	$2,840

Total Assets		$128,274
Adjusted Total Assets		$128,508
Risk-Weighted Assets		$35,494

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 17.	Regulatory Matters (Continued)

			Minimum for Capital
	Actual		Adequacy Purposes
June 30, 2007	Ratio	Amount	Ratio	Amount
	(Dollars in Thousands)

Total Equity, and Ratio to Total Assets	21.13%	$25,156
Investments in and Advances to Nonincludable Subsidiaries		$(272)
Unrealized Losses on Securities Available-for-Sale		2,840
Tangible Capital, and Ratio to Adjusted Total Assets	22.79%	$27,724	1.5%	$1,825
Tier 1 (Core) Capital, and Ratio to Adjusted Total Assets	22.79%	$27,724	3.0%	$3,649
Tier 1 (Core) Capital, and Ratio to Risk-Weighted Assets	79.95%	$27,724
Allowance for Loan Losses		235
Equity Investment		-

Total Risk-Based Capital, and Ratio to Risk-Weighted Assets	80.63%	$27,959	8.0%	$2,774

Total Assets		$119,080
Adjusted Total Assets		$121,649
Risk-Weighted Assets		$34,676

			Minimum for Capital
	Actual		Adequacy Purposes
June 30, 2006	Ratio	Amount	Ratio	Amount
	(Dollars in Thousands)

Total Equity, and Ratio to Total Assets	21.55%	$24,197
Investments in and Advances to Nonincludable Subsidiaries		$(273)
Unrealized Losses on Securities Available-for-Sale		3,105
Tangible Capital, and Ratio to Adjusted Total Assets	23.48%	$27,029	1.5%	$1,726
Tier 1 (Core) Capital, and Ratio to Adjusted Total Assets	23.48%	$27,029	3.0%	$3,453
Tier 1 (Core) Capital, and Ratio to Risk-Weighted Assets	87.00%	$27,029
Allowance for Loan Losses		235
Equity Investment		-

Total Risk-Based Capital, and Ratio to Risk-Weighted Assets	87.75%	$27,264	8.0%	$2,486

Total Assets		$112,259
Adjusted Total Assets		$115,091
Risk-Weighted Assets		$31,069

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Notes to the Financial Statements

Note 18.                  Restrictions on Dividends

Federal and state banking regulations place certain restrictions on dividends paid by the Association to the Company.  The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Association.

Note 19.                  Fair Value of Financial Instruments

The Company has adopted SFAS No. 107 issued by the Financial Accounting Standards Board which requires disclosure of the fair value of all financial instruments for which it is practical to estimate fair value.

The following methods and assumptions were used by the Association in estimating fair values of financial instruments:

Cash and Cash Equivalents
The carrying amount approximates the fair value of cash and cash equivalents.

Securities to be Held-to-Maturity and Available-for-Sale
Fair values for investment securities, including mortgage-backed securities, are based on quoted market prices, where available.  If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.  The carrying values of restricted or non-marketable equity securities approximate their fair values.  The carrying amount of accrued investment income approximates its fair value.

Mortgage Loans Held-for-Sale
Because these loans are normally disposed of within ninety days of origination, their carrying value closely approximates the fair value of such loans.

Loans Receivable
For variable-rate loans that re-price frequently and with no significant changes in credit risk, fair value approximates the carrying value.  Fair values for other loans are estimated using the discounted value of expected future cash flows.  Interest rates used are those being offered for loans with similar terms to borrowers of similar credit quality.  The carrying amount of accrued interest receivable approximates its fair value.

Deposit Liabilities
The fair values for demand deposit accounts are, by definition, equal to the amount payable on demand at the reporting date, that is, their carrying amounts.  Fair values for other deposit accounts are estimated using the discounted value of expected future cash flows.  The discount rate is estimated using the rates of currently offered for deposits of similar maturities.

Advances from Federal Home Loan Bank
The carrying amount of short-term borrowings approximates their fair value.  The fair value of long-term debt is estimated using discounted cash flow analyses based on current incremental borrowing rates for similar borrowing arrangements.

Accrued Interest Payable
The carrying amount of accrued interest payable on deposits and borrowings approximates the fair value.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 19.                  Fair Value of Financial Instruments (Continued)

Off-Balance Sheet Credit-Related Instruments
Fair values for outstanding mortgage loan commitments to lend are based on fees currently charged to enter into similar agreements, taking into account the remaining term of the agreements, customer credit quality, and changes in lending rates.  The fair value of interest rate floors and caps contained in some loan servicing agreements and variable rate mortgage loan contracts are considered immaterial within the context of fair value disclosure requirements.  Accordingly, no fair value estimate is provided for these instruments.

At December 31, 2007 (unaudited), June 30, 2007 and June 30, 2006, the carrying amount and estimated fair values of the Association’s financial instruments were as follows:

	December 31, 2007 (Unaudited)		June 30, 2007		June 30, 2006
	Carrying	Estimated	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value	Value	Fair Value
	(In Thousands)		(In Thousands)		(In Thousands)
Financial Assets
Cash and Cash Equivalents	$14,958	$14,958	$3,972	$3,972	$4,930	$4,930
Securities Available-for-Sale	81,163	81,163	83,752	83,752	83,694	83,694
Securities to be Held-to-Maturity	1,331	1,349	1,408	1,422	1,425	1,442
Loans Held-for-Sale	962	962	1,478	1,478	-	-
Loans Receivable	27,789	28,592	25,211	27,035	20,866	21,420
Accrued Interest Receivable	491	491	499	499	465	465

Financial Liabilities
Deposits	80,986	84,904	77,710	77,562	71,279	70,475
Accrued Interest Payable	50	50	119	119	110	110
Advances from Borrowers	118	118	196	196	219	219
Advances from FHLB	15,933	16,425	12,368	11,945	13,417	12,744

Off-Balance Sheet Liabilities
Mortgage Loan Commitments	-	938	-	21	-	-

The estimated fair values presented above could be materially different than net realizable value and are only indicative of the individual financial instrument’s fair value.  Accordingly, these estimates should not be considered an indication of the fair value of the Association taken as a whole.

Note 20.                  Plan of Reorganization and Stock Issuance

As disclosed in Note 1, on January 18, 2005, Home Federal Savings and Loan Association completed its reorganization to the mutual holding company form of organization and formed Home Federal Bancorp, Inc. of Louisiana to serve as the stock holding company for the Association.  In connection with the reorganization, the Company sold 1,423,583 shares of its common stock at $10.00 per share, and issued 2,135,375 shares to Home Federal Mutual Holding Company of Louisiana (the Mutual Holding Company).  The Company’s ESOP purchased 113,887 shares, financed by a loan from the Company.  The net proceeds from the sale of this stock were approximately $12,266,000, and the cost associated with the stock conversion was approximately $730,000.

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Notes to the Financial Statements

Note 20.                  Plan of Reorganization and Stock Issuance (Continued)

Following the completion of the reorganization, all depositors who had membership or liquidation rights with respect to the Association as of the effective date of the reorganization continue to have such rights solely with respect to the Mutual Holding Company so long as they continue to hold deposit accounts with the Association.  In addition, all persons who became depositors of the Association subsequent to the reorganization will have such membership and liquidation rights with respect to the Mutual Holding Company.  Borrower members of the Association at the time of the reorganization have the same membership rights in the Mutual Holding Company that they had in the Association immediately prior to the reorganization so long as their existing borrowings remain outstanding.

Note 21.                  Earnings Per Common Share

The following table presents the components of average outstanding common shares for the periods ended December 31, 2007 and 2006, (unaudited) and June 30, 2007 and 2006:

	December 31, 2007	December 31, 2006	June 30, 2007	June 30, 2006
	(Unaudited)	(Unaudited)
Average Common Shares Issued	3,558,958	3,558,958	3,558,958	3,558,958
Average Treasury Shares Held	(174,650)	(23,844)	(57,721)	(1,715)
Average Unearned ESOP Shares	(98,933)	(104,627)	(103,217)	(109,245)
Average Unearned RRP Trust Shares	(45,686)	(59,659)	(57,892)	(49,868)

Weighted Average Number of Common Shares Used in Basic EPS	3,239,689	3,370,828	3,340,128	3,398,130

Effect of Dilutive Securities Stock Options	3,978	4,312	7,378	3,379

Weighted Average Number of Common Shares and Dilutive Potential Common Shares Used in Dilutive EPS	3,243,667	3,375,140	3,347,506	3,401,509

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Notes to the Financial Statements

Note 22.                  Parent Company Financial Statements

Financial information pertaining only to Home Federal Bancorp, Inc. of Louisiana as of December 31, 2007 (unaudited), June 30, 2007 and June 30, 2006, is as follows:

HOME FEDERAL BANCORP, INC. OF LOUISIANA
Condensed Balance Sheet
December 31, 2007 (unaudited) and June 30, 2007 and 2006

	December 31, 2007 (Unaudited)	June 30, 2007	June 30, 2006
	(In Thousands)
Assets
Cash and Cash Equivalents	$2,398	$2,470	$2,294
Investments - Available-for-Sale, at Fair Value	-	-	1,975
Investment in Subsidiary	27,808	25,155	24,196
Other Assets	258	187	74

Total Assets	$30,464	$27,812	$28,539

Liabilities and Stockholders' Equity
Other Liabilities	$23	$-	$-
Stockholders' Equity	30,441	27,812	28,539

Total Liabilities and Stockholders' Equity	$30,464	$27,812	$28,539

HOME FEDERAL BANCORP, INC. OF LOUISIANA
Condensed Statement of Income
Periods Ended December 31, 2007 and 2006, and June 30, 2007 and 2006

	Six Months Ended December 31,		Years Ended June 30,
	2007 (Unaudited)	2006 (Unaudited)	2007	2006
	(In Thousands)
Equity in Undistributed Earnings of Subsidiary	$318	$359	$695	$698
Interest Income	27	62	94	133

Total Income	345	421	789	831
Total Expenses	111	103	182	230

Income Before Income Taxes	234	318	607	601
Income Tax (Benefit)	(29)	(14)	(30)	(33)

Net Income	$263	$332	$637	$634

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 22.                  Parent Company Financial Statements (Continued)

HOME FEDERAL BANCORP, INC. OF LOUISIANA
Condensed Statement of Cash Flows
Periods Ended December 31, 2007 and 2006, and June 30, 2007 and 2006

	Six Months Ended December 31,		Years Ended June 30,
	2007 (Unaudited)	2006 (Unaudited)	2007	2006
	(In Thousands)
Operating Activities
Net Income	$263	$332	$637	$634
Adjustments to Reconcile Net Income to Net
Cash Used in Operating Activities
Equity in Undistributed Earnings of Subsidiary	(318)	(359)	(695)	(698)
(Increase) Decrease in Other Assets	(71)	(83)	(135)	14
Increase (Decrease) in Other Liabilities	23	28	-	(44)
Net Amortization and Accretion on Investments	-	12	8	(16)

Net Cash Used in Operating Activities	(103)	(70)	(185)	(110)

Investing Activities
Proceeds from Investment Maturities	-	975	2,000	-
Net Cash Provided by Investing Activities	-	975	2,000	-

Financing Activities
Paid-In Capital	216	198	258	111
Purchase of Treasury Stock and Recognition and Retention Plan Stock	(38)	(54)	(1,560)	(899)
Dividends Paid	(147)	(169)	(337)	(313)
Net Cash Provided by (Used in) Financing Activities	31	(25)	(1,639)	(1,101)

Increase (Decrease) in Cash and Cash Equivalents	(72)	880	176	(1,211)
Cash and Cash Equivalents, Beginning of Period	2,470	2,294	2,294	3,505

Cash and Cash Equivalents, End of Period	$2,398	$3,174	$2,470	$2,294

Note 23.                  Subsequent Event (Unaudited)

On December 11, 2007, the Company entered into an Agreement and Plan of Merger (the Agreement) with First Louisiana Bancshares, Inc. (First Louisiana)  which provides for the merger of First Louisiana with and into the Company, with the Company surviving the merger.  The Agreement also provides for the subsequent merger of First Louisiana Bank, a direct wholly-owned subsidiary of First Louisiana, with and into the Association.  The name of the surviving bank shall be First Louisiana Bank.  In connection with the merger, the Company’s current mutual holding company, Home Federal Mutual Holding Company of Louisiana (the MHC), which owns approximately 63.1% of the Company’s outstanding shares, will be merged into the Company in order to consummate the conversion of the Company to a full stock form organization, pursuant to a Plan of Conversion and Reorganization (the Plan).  In accordance with the provisions of the Plan, shareholders of the Company other than the MHC will receive new shares of common stock of a new holding company pursuant to an exchange ratio designed to preserve their aggregate percentage ownership interest prior to the merger.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 23.                  Subsequent Event (Unaudited) (Continued)

Under the terms of the Agreement, First Louisiana’s shareholders will be entitled to receive either $28.00 in cash or 2.8 shares of common stock (assuming a $10.00 per share initial public offering price) of the newly formed holding company in exchange for each share of First Louisiana common stock.  The merger with First Louisiana is valued at approximately $23.7 million and is expected to close late in the second calendar quarter of 2008.

The Company and First Louisiana have each made representations, warranties and covenants in the Agreement including, among others, covenants governing the conduct of the Company’s and First Louisiana’s business pending the merger.  The Company and First Louisiana have also made certain additional necessary covenants, including among others, covenants to cause the Company’s and First Louisiana’s shareholder meetings to be held to consider approval of the merger; the Company’s and First Louisiana’s respective board of directors to, subject to certain exceptions, recommend adoption and approval by their respective shareholders of the Agreement; and for First Louisiana to not solicit proposal relating to alternative business combination transactions or, subject to certain exceptions, enter into discussions concerning or provide confidential information in connection with alternative business combination transactions.

Following the merger, the seven members of First Louisiana’s board of directors will join the Company’s board of directors, and the five members of First Louisiana Bank’s board of directors will join the Association’s board of directors.

The Agreement contains provisions that provide for the termination of the Agreement in certain circumstances.  Such provisions may require First Louisiana to pay the Company $250,000, and if within 24 months after such termination First Louisiana enters into an agreement with respect ot or consummates an acquisition, proposal, First Louisiana must pay the Company an additional $450,000.

In conjunction with the Plan of Merger with First Louisiana Bancshares, Inc., on December 11, 2007, the Board of Directors of the Company adopted a Plan of Conversion and Reorganization, as amended (the “Plan”) whereby Home Federal Mutual Holding Company of Louisiana (the “Mutual Holding Company”), the mutual holding company parent of the Company, will convert from a mutual holding company to a federal interim stock savings association (the “Conversion”).  The Conversion will be comprised of a number of substantially simultaneous transactions which will result in the conversion and elimination of the Mutual Holding Company and the Company.  The Company’s stock held by the Mutual Holding Company will be offered on a priority basis to qualifying depositors and certain borrowers, and the employee stock ownership plan, with any remaining shares to be offered to the public in a direct community offering and possibly in a syndicated community offering.

As part of the Conversion, the Association will establish a liquidation account in an amount equal to the percentage of outstanding shares of Company common stock owned by the Mutual Holding Company prior to the Conversion, multiplied by the Company’s total equity as reflected in its latest statement of financial condition contained in the final prospectus utilized in the Conversion.  The liquidation account will be maintained for the benefit of eligible account holders and supplemental eligible account holders who maintain their deposit accounts in the Association after the Conversion.  The liquidation account will be reduced annually to the extent that such account holders have reduced their qualifying deposits as of each anniversary date.  Subsequent increases will not restore an account holder’s interest in the liquidation account.  In the event of a complete liquidation of the Association subsequent to the Conversion, each eligible account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current subaccount balances for deposit accounts then held.

HOME FEDERAL BANCORP, INC. OF LOUISIANA AND SUBSIDIARY

Notes to the Financial Statements

Note 23.                  Subsequent Event (Unaudited) (Continued)

Subsequent to the Conversion, the Company may not declare or pay dividends on, and may not repurchase, any of its shares of common stock if the effect thereof would cause stockholders’ equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration, payment or repurchase would otherwise violate regulatory requirements.

Conversion cost will be deferred and reduce the proceeds from the shares sold in the Conversion.  If the Conversion is not completed, all costs will be expensed.  As of December 31, 2007, the Bank had incurred approximately $109,000 of Conversion costs.

February 7, 2008

The Board of Directors
First Louisiana Bancshares, Inc. and Subsidiaries
Shreveport, Louisiana

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheets of First Louisiana Bancshares, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Over-Sight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As more fully explained in Note 22 to the consolidated financial statements, the Company has entered into an Agreement and Plan of Merger with another entity.  Pursuant to such agreement, a new holding company and a new bank would emerge.  If the provisions of the agreement are consummated, there will be changes in the organizational structure of both entities.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Louisiana Bancshares, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Heard, McElroy & Vestal, LLP
Heard, McElroy & Vestal, LLP
Shreveport, Louisiana

FIRST LOUISIANA BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2007 AND 2006

A S S E T S	2007	2006

Cash and cash equivalents:
Cash and due from banks	3,661,614	4,234,529
Federal funds sold	4,800,000	800,000
Total cash and cash equivalents	8,461,614	5,034,529

Investment securities-Note 2:
Securities available for sale	15,449,539	15,447,130
Federal Home Loan Bank stock	782,800	665,200
Other investment securities	345,100	345,100
Total investment securities	16,577,439	16,457,430

Investment in unconsolidated subsidiaries/affiliates-Notes 20 and 21	370,161	368,293

Loans, less allowance for loan losses of $891,489 and $1,057,640 at December 31, 2007 and 2006, respectively-Note 3	84,538,850	79,157,265

Accrued interest receivable	589,792	597,951
Bank premises and equipment-Note 4	6,251,996	6,015,229
Real estate owned other than bank premises-Note 5	2,302,807	1,123,407
Cash surrender value of life insurance-Note 17	3,039,043	2,940,681
Deferred tax asset-Note 9	406,756	427,566
Other assets-Note 17	553,896	564,803

Total assets	123,092,354	112,687,154

The accompanying notes are in integral part of these financial statements

FIRST LOUISIANA BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2007 AND 2006

LIABILITIES AND STOCKHOLDERS' EQUITY	2007	2006

Liabilities:
Deposits:
Noninterest-bearing demand	24,319,913	23,528,069
Interest-bearing demand	22,938,746	25,449,837
Savings	7,266,180	7,263,725
Time-Note 6	38,286,125	30,440,379
Total deposits	92,810,964	86,682,010

Other borrowed funds-Note 7	12,446,118	9,087,060

Securities sold under agreements to repurchase-Note 19	714,187	953,085
Accrued interest payable	607,297	360,345
Other liabilities	1,152,522	1,145,671
Subordinated debentures-Note 20	4,124,000	4,124,000

Total liabilities	111,855,088	102,352,171
Commitments and Contingencies - Note 8
Stockholders' equity:
Common stock, par value $2 per share; 10,000,000 shares authorized; 788,524 and 781,491 shares issued and outstanding at December 31, 2007 and 2006, respectively	1,577,048	1,562,982
Additional paid - in capital	6,538,424	6,456,916
Retained earnings	3,072,470	2,358,570
Accumulated other comprehensive income, net of deferred taxes of $25,409 and $22,401 at December 31, 2007 and 2006, respectively	49,324	(43,485)
Total stockholders' equity-Notes 10 and 14	11,237,266	10,334,983

Total liabilities and stockholders' equity	123,092,354	112,687,154

FIRST LOUISIANA BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Interest income:
Interest and fees on loans	7,553,848	6,777,390
Interest on federal funds sold	132,157	119,634
Interest on U. S. Treasury securities	2,323	-
Interest on U. S. Government and agency securities	225,455	329,957
Interest on mortgage-backed securities	142,115	75,809
Interest on state and municipal securities	104,049	46,844
Income on other debt securities	52,028	43,365
Income on other investments	208,485	192,303
Income on trust preferred securities	9,154	2,105
Total interest income	8,429,614	7,587,407

Interest expense:
Interest on savings and interest-bearing demand deposits	628,514	539,843
Interest on time deposits	1,581,560	1,108,599
Interest on federal funds purchased	13,185	9,064
Interest on other borrowings	575,073	512,601
Interest on subordinated debentures	302,177	83,954
Total interest expense	3,100,509	2,254,061
Net interest income	5,329,105	5,333,346

Provision for loan losses-Note 3	703,000	982,700

Net interest income after provision for loan losses	4,626,105	4,350,646

Other income:
Service charges and fees	1,036,432	1,125,535
Net gain on sales of bank premises and equipment-Note 4	-	355,821
Other	67,230	94,115
Total other income	1,103,662	1,575,471

Other expenses:
Salaries	1,744,108	1,570,718
Personnel expense	636,208	583,884
Occupancy-Note 8	727,588	733,548
Professional services and fees	534,275	496,358
Capital stock taxes	216,093	189,607
Other real estate/special asset expense-net	129,715	121,265
Other	632,844	684,794
Total other expenses	4,620,831	4,380,174

Income before income taxes	1,108,936	1,545,943

Income tax expense-Note 9	291,200	487,758

Net income	817,736	1,058,185

Earnings per share (EPS)	1.04	1.36
Diluted EPS	.93	1.22

The accompanying notes are in integral part of these financial statements

FIRST LOUISIANA BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

				Accumulated
				Other	Total
		Additional		Compre-	Stock-
	Common	Paid-In	Retained	hensive	holders'
	Stock	Capital	Earnings	Income	Equity

Balance at December 31, 2005	1,551,842	6,391,923	1,300,385	(85,707)	9,158,443

Comprehensive income:
Net income	-	-	1,058,185	-	1,058,185
Change in net unrealized gain on securities available for sale, net of reclassification adjustment and deferred taxes of $21,751	-	-	-	42,222	42,222

Total comprehensive income					1,100,407

Issuance of 5,570 shares of common stock	11,140	64,993	-	-	76,133

Balance at December 31, 2006	1,562,982	6,456,916	2,358,570	(43,485)	10,334,983

Comprehensive income:
Net income	-	-	817,736	-	817,736
Change in net unrealized gain on securities available for sale, net of reclassification adjustment and deferred taxes of $47,811	-	-	-	92,809	92,809

Total comprehensive income					910,545

Issuance of 1,295 shares of common stock	2,590	16,382	-	-	18,972

Retirement of 2,040 shares of common stock	(4,080)	(23,154)	-	-	(27,234)

Stock dividend of 7,778 shares of common stock	15,556	88,280	(103,836)	-	-

Balance at December 31, 2007	1,577,048	6,538,424	3,072,470	49,324	11,237,266

The accompanying notes are in integral part of these financial statements

FIRST LOUISIANA BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

Cash flows from operating activities:
Net income	817,736	1,058,185
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	377,501	376,298
Provision for loan losses	703,000	982,700
Net amortization/accretion of investment securities	(3,719)	(9,838)
Net gain on sales of bank premises and equipment	-	(355,821)
Equity in (earnings) loss of affiliate	(1,868)	5,707
(Increase) decrease in:
Accrued interest receivable	8,159	(65,789)
Cash surrender value of life insurance	(98,362)	(100,224)
Other assets	(16,094)	(25,709)
Increase (decrease) in:
Accrued interest payable	246,952	39,053
Other liabilities	6,851	625,259
Total adjustments	1,222,420	1,471,636
Net cash provided by operating activities	2,040,156	2,529,821

Cash flows from investing activities:
Purchase of FHLB stock	(117,600)	(32,000)
Redemption of FHLB stock	-	259,100
Proceeds from maturities/redemptions of investment securities available for sale	4,799,018	12,954,654
Purchases of investment securities available for sale	(4,657,088)	(12,358,977)
Purchase of other investment securities	-	(105,000)
Purchase of trust preferred common securities	-	(124,000)
Proceeds from maturities of interest-bearing deposits	-	594,000
Purchases of bank premises and equipment	(614,268)	(46,933)
Proceeds from disposals of bank premises and equipment	-	678,950
Proceeds from sale of real estate owned other than bank premises	-	669,683
Net (increase) in loans	(7,263,985)	(8,161,744)
Net cash (used) by investing activities	(7,853,923)	(5,672,267)

The accompanying notes are in integral part of these financial statements

FIRST LOUISIANA BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

Cash flows from financing activities:
Proceeds from issuance of 1,295 and 5,570 respectively, shares common stock	18,972	76,133
Retirement of 2,040 shares of common stock	(27,234)	-
Net increase (decrease) in noninterest-bearing demand deposits	791,844	(1,630,514)
Net (decrease) increase in interest-bearing demand deposits	(2,511,091)	5,680,770
Net increase (decrease) in savings deposits	2,455	(1,140,625)
Net increase (decrease) in time deposits	7,845,746	(1,247,174)
Net increase (decrease) in other borrowings	3,359,058	(4,784,466)
Net (decrease) in securities sold under agreements to repurchase	(238,898)	(106,415)
Subordinated debentures	-	4,124,000
Net cash provided by financing activities	9,240,852	971,709

Net increase (decrease) in cash and cash equivalents	3,427,085	(2,170,737)

Cash and cash equivalents at beginning of year	5,034,529	7,205,266

Cash and cash equivalents at end of year	8,461,614	5,034,529

Supplementary cash flow information:
Interest paid on deposits and borrowed funds	2,853,557	2,215,008

Taxes paid	580,000	255,000

Transfer of loans to real estate owned other than bank premises	1,179,400	1,255,978

The accompanying notes are in integral part of these financial statements

FIRST LOUISIANA BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

1.	Summary of Significant Accounting Policies.

Basis of Presentation and Consolidation - The accompanying consolidated financial statements include the accounts of First Louisiana Bancshares, Inc. (the Company) and its Subsidiaries, First Louisiana Bank (the Bank) and First Louisiana Agency, Inc. (the Agency).  The Company owns 100% of the outstanding stock of the Bank and the Agency.  The Company was incorporated as a "bank holding company" under the Federal Reserve Bank laws on June 30, 1998.  Effective March 11, 2005, the Company's structure was changed from a "bank holding company" to a "financial holding company." This change allowed the Company to engage in other types of financial services, including insurance.  All significant intercompany accounts and transactions have been eliminated in consolidating the financial statements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.  Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.  In connection with the determination of the allowance for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

Most of the Bank's business activity is with customers located within the Shreveport and Bossier City, Louisiana area.  The loan categories are detailed in Note 3.  Although the economy in general in the area is doing well, it could decline in the future.

While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in local economic conditions.  In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans and foreclosed real estate.  Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.  Because of these factors, it is reasonably possible that the allowance for losses on loans and foreclosed real estate may change materially in the near future.

Investment Securities - The Company accounts for its securities following the provisions of Statement of Financial Accounting Standards No. 115 (Statement 115), Accounting for Certain Investments in Debt and Equity Securities.  Under Statement 115, the Company classifies its debt and marketable equity securities in one of three categories:  trading, available-for-sale, or held-to-maturity.  Trading securities are bought and held principally for the purpose of selling them in the near term.  Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity.  All other securities not included in trading or held-to-maturity are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value.  Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts.

Unrealized holding gains and losses on trading securities are included in earnings.  Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are reported as a separate component of stockholders' equity until realized.  Transfers of securities between categories are recorded at fair value at the date of transfer.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to operations resulting in the establishment of a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield.  Dividend and interest income are recognized when earned.  Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Unrealized holding gains and losses, net of tax, on securities available for sale which have been reported as direct increases or decreases in stockholders' equity, net of related deferred tax effects, are accounted for as other comprehensive income, as required by Statement of Financial Accounting Standards No. 130 (Statement 130), Reporting Comprehensive Income.  This statement also requires that cumulative changes in unrealized gains and losses on such securities be accounted for in accumulated other comprehensive income as part of stockholders' equity.

1.	Summary of Significant Accounting Policies. (Continued)

Federal Funds Sold/Purchased - Federal funds sold/purchased are stated at the cash amount loaned to/borrowed from the member bank.  Interest is recognized on a daily basis as the funds are regularly rolled over.

Loans - Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses.  Interest income on loans is recognized over the term of the loan and is computed using the simple-interest method on principal amounts outstanding.

Allowance for Loan Losses - The allowance for loan losses is established through a provision for loan losses charged to expense.  Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely.  Recoveries of amounts preciously charged off are credited to the allowance.  The allowance for loan losses is maintained at a level considered by management to be adequate to provide for probable loan losses.  Management, in determining the adequacy of the allowance for loan losses, takes into consideration examinations conducted by bank supervisory authorities, results of internal review procedures, prior loan loss experience, and an assessment of current and anticipated future economic conditions on the loan portfolio.

The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well secured and in the process of collection.  Past due status is based on contractual terms of the loan.  However, loans may be placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income.  The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual.  Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Bank Premises and Equipment - Bank premises and equipment are stated at cost less accumulated depreciation computed on substantially the straight-line method.  Estimated lives are two to fifteen years for furniture and equipment, and three to thirty-nine years for buildings and improvements.  Land is stated at cost.

Real Estate Owned Other than Bank Premises - Real estate owned other than bank premises represents property acquired through foreclosure or deeded in lieu of foreclosure on loans which the borrowers have defaulted as to payment of principal and interest.  Amounts are carried at the lower of cost of acquisition or the asset's fair value, less estimated selling costs.  Reductions in the balance at the date of acquisition are charged to the allowance for  loan losses.  Any subsequent write-downs to reflect current fair value are charged to noninterest expense.

1.	Summary of Significant Accounting Policies. (Continued)

Income Taxes - Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of nontaxable income such as interest on state and municipal securities) and changes in deferred taxes on temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.  Deferred tax assets and liabilities are included in the financial statements at currently enacted tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in Statement of Financial Accounting Standards No. 109 (Statement 109), Accounting for Income Taxes.  As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Cash and Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold.

Advertising Costs - Advertising costs are expensed as incurred.  Such costs amounted to approximately $109,000 and $108,000 for 2007 and 2006, respectively, and are included in other expense.

Compensated Absences - Employees of the Bank are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors.  The Bank does not accumulate vacation or sick time.  The estimate for the amount of compensation for future absences was $ -0- and, accordingly, no liability has been recorded in the accompanying financial statements.  The Bank's policy is to recognize the costs of compensated absences when paid to employees.

Stock Compensation Plans - Statement of Financial Accounting Standards No. 123 (Statement 123), Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period.  However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock.  Stock options issued under the Corporation's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them.  The Corporation has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

Earnings Per Common Share - Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period.  Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance.  Potential common shares that may be issued by the Corporation relate solely to outstanding stock options.

1.	Summary of Significant Accounting Policies. (Continued)

Earnings per common share have been computed based on the following:

	Years Ended December 31
	2007	2006

Net income	817,736	1,058,185
Less-preferred stock dividends	-	-

Net income applicable to common stock	817,736	1,058,185

Average number of common shares outstanding	786,716	780,548
Effect of dilutive options	87,979	84,287

Average number of common shares outstanding used to calculate diluted earnings per common share	874,695	864,835

Recent Accounting Pronouncements - In June 2006, the FASB issued Interpretation Number (FIN) 48, Accounting for Uncertainty in Income Taxes (as amended).  This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes.  This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  This Interpretation is effective for fiscal years beginning after December 15, 2006.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements.  This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (as amended).  This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position.  An employer with publicly traded equity securities shall initially apply the requirement to recognize the funded status of a benefit plan as of the end of the fiscal year ending after December 31, 2006.  The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 31, 2008.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (as amended).  This Statement permits entities to choose to measure many financial instruments and certain other items at fair value.  The objective is to provide entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (an amendment of ARB No. 51).  This Statement was issued to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements.  This Statement is effective for fiscal years, and interim periods with those fiscal years, beginning on or after December 31, 2008.

1.	Summary of Significant Accounting Policies. (Continued)

Reclassification - Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform with the presentation in the current-year financial statements.

2.	Investment Securities.
The carrying amounts of investment securities and their approximate fair values at December 31, were as follows:

	2007
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Securities available for sale:
Debt securities:
U.S. government and agency securities	6,957,556	62,150	235	7,019,471
State and municipal securities	2,693,464	40,126	-	2,733,590
Mortgage-backed securities	2,528,880	10,010	5,165	2,533,725
Other debt securities	1,000,000	786	-	1,000,786
Total debt securities	13,179,900	113,072	5,400	13,287,572

Mutual funds	2,194,905	-	32,938	2,161,967

Total securities available for sale	15,374,805	113,072	38,338	15,449,539

	2006
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Securities available for sale:
Debt securities:
U.S. government and agency securities	7,766,941	8,312	18,127	7,757,126
State and municipal securities	3,018,187	7,684	14,751	3,011,120

	2006
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Mortgage-backed securities	3,091,692	3,389	22,394	3,072,687
Other debt securities	500,278	508	-	500,786
Total debt securities	14,377,098	19,893	55,272	14,341,719

Mutual funds	1,135,918	-	30,507	1,105,411

Total securities available for sale	15,513,016	19,893	85,779	15,447,130

2.	Investment Securities. (Continued)

The carrying value and estimated market value of debt securities available for sale at December 31, 2007, by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available for Sale
	Amortized	Fair
	Cost	Value

Due in one year or less	3,897,869	3,899,963
Due from one to five years	3,614,370	3,676,222
Due from five to ten years	2,064,276	2,094,910
Due after ten years	3,603,385	3,616,477
	13,179,900	13,287,572

Information pertaining to securities with gross unrealized losses at December 31, aggregated by investment category and length of time that individual securities have been in a continuous loss position is as follows:

	Less than 12 Months		12 Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

December 31, 2007:
U.S. Government and agency securities	-	-	249,765	235	249,765	235
State and Municipal securities	-	-	-	-	-	-
Mortgage-backed securities	304,047	1,187	293,275	3,978	597,322	5,165
	304,047	1,187	543,040	4,213	847,087	5,400

	Less than 12 Months		12 Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

December 31, 2006:
U.S. Government and agency securities	244,845	539	3,351,290	17,588	3,596,135	18,127
State and Municipal securities	1,859,045	7,705	546,240	7,046	2,405,285	14,751
Mortgage-backed securities	774,634	2,053	1,118,897	20,341	1,893,531	22,394
	2,878,524	10,297	5,016,427	44,975	7,894,951	55,272

Management evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation.  Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.  Management has determined that there was no other-than-temporary impairment associated with these securities at December 31, 2007.

No securities were sold during 2007 or 2006.

2.	Investment Securities. (Continued)

Investment securities having approximate carrying values of $2,912,000 and $2,078,000 at December 31, 2007 and 2006 were pledged to secure public deposits and for other purposes required or permitted by law.  In addition, the Bank had Letter of Credit agreements with the Federal Home Loan Bank of Dallas in the amount of $7,400,000 and $4,400,000 at December 31, 2007 and 2006 as security for certain deposits of public funds.  At December 31, 2007 and 2006, the carrying amount of securities pledged to secure repurchase agreements was $759,000 and $2,230,000, respectively.

The FHLB stock is a restricted security, and is carried at cost.  Total at December 31, 2007 and 2006 was $782,800 and $665,200.

3.	Loans.
Major classifications of loans at December 31, are as follows:

	2007	2006

Commercial-real estate	45,821,002	40,081,260
Commercial-non-real estate	26,724,310	25,111,203
Consumer-real estate	5,854,162	6,040,578
Consumer-non-real estate	6,356,123	6,302,088
Cash flow manager	128,550	266,732
Nonaccrual	317,963	2,142,794
Overdrafts	239,594	276,595
Total	85,441,704	80,221,250

Less-deferred loan origination fees	(11,365)	(6,345)
	85,430,339	80,214,905

	2007	2006

Less-allowance for loan losses	(891,489)	(1,057,640)

Loans-net	84,538,850	79,157,265

Changes in the allowance for loan losses were as follows:

Balance-beginning of year	1,057,640	1,046,560

Provision for loan losses	703,000	982,700
Loans charged off	(960,317)	(1,046,844)
Recoveries	91,166	75,224

Balance-end of year	891,489	1,057,640

At December 31, 2007 and 2006, the accrual of interest had been discontinued or reduced on loans having balances of $317,963 and $2,142,794, respectively.  Net interest income for 2007 and 2006 would have been higher by approximately $16,800 and $73,600, respectively, had interest been accrued at contractual rates on these nonperforming loans.

4.	Bank Premises and Equipment.
Major classifications of these assets at December 31, are summarized as follows:

	2007	2006

Land and improvements	2,015,626	1,885,626
Bank building and improvements	4,334,326	4,251,662
Furniture, fixtures and equipment	1,435,632	1,367,410
Software	142,521	97,687
Vehicles	43,851	36,675
Construction in progress	254,003	-
Total	8,225,959	7,639,020
Accumulated depreciation	(1,973,963)	(1,623,791)
Book value	6,251,996	6,015,229

Depreciation expense amounted to $377,501 for the year ended December 31, 2007 and $376,298 for the year ended December 31, 2006.

During 2006, the Bank sold vacant land that was held for future expansion for a gain of $355,821.

5.	Real Estate Owned Other than Bank Premises.
Real estate owned other than bank premises represents property acquired through foreclosure or deeded in lieu of foreclosure on loans on which the borrowers have defaulted as to payment of principal and interest.  Amounts are carried at the lower of cost of acquisition or the asset's fair value less estimated costs to sell.  Reductions in the balance at the date of acquisition are charged to the allowance for loan losses.  Any subsequent write-downs to reflect current fair value are charged to noninterest expense.  Direct costs incurred in foreclosures are also charged to noninterest expense.  There were no allowances for possible write-downs at December 31, 2007 or 2006.

6.	Time Deposits.
Included in time deposits at December 31, 2007 and 2006 are $28,196,893 and $21,344,983, respectively, of certificates of deposit in denominations of $100,000 or more.  Generally, deposits in excess of $100,000 are not federally insured.

At December 31, 2007, the scheduled maturities of time deposits are as follows:

2008	34,368,636
2009	1,505,404
2010	1,151,995
2011	1,260,090
38,286,125

7.	Other Borrowed Funds. (Continued)
The Bank had outstanding advances from the Federal Home Loan Bank at December 31, 2007 and 2006, in the amount of $12,446,118 and $9,087,060, respectively.  Interest rates for advances outstanding at December 31, 2007, ranged from 2.52% to 5.53%.

7.	Other Borrowed Funds. (Continued)

Scheduled maturities of the FHLB advances at December 31, 2007 for the next five years and thereafter are as follows:

2008	2,606,936
2009	3,325,797
2010	4,552,947
2011	990,504
2012	836,460
Thereafter	133,474
12,446,118

As of December 31, 2007, the Bank had the following letters of credit from the FHLB which were used as security for certain deposits of public funds:

2,400,000	Expiration date of April 17, 2008
5,000,000	Expiration date of July 18, 2008
7,400,000

As of December 31, 2006, the Bank had the following letters of credit from the FHLB which were used as security for certain deposits of public funds:

3,400,000	Expiration date of January 17, 2007
1,000,000	Expiration date of January 26, 2007
4,400,000

Security for all indebtedness and outstanding commitments to the FHLB consists of a blanket floating lien on all of the Bank's first mortgage loans, small farm/agriculture loans, and small business loans, as well as the Bank's investment in capital stock of the FHLB and deposit accounts at the FHLB.  The net available under the blanket floating lien as of December 31, 2007 and 2006 was $9,576,801 and $12,838,655, respectively.

In July 2002, First Louisiana Bancshares, Inc. (the Parent) entered into a multiple advance loan agreement for $1,850,030 with First National Bankers Bank to fund the construction of the Bank's new main office facility.  As of June 30, 2004, this line of credit was increased to $2,350,000 to help fund the additional capital needed for construction of the Bossier branch building.  On September 30, 2005, this loan was converted to term debt with interest payable quarterly and a $235,000 principal payment due annually with a maturity date of September 30, 2015.  The Company paid the loan in full on September 28, 2006.  The loan had a variable interest rate based on prime and was secured by 425,000 shares of the Bank's stock.  In October 2006, subsequent to paying off the term debt, the Parent requested a $1,500,045 standby line of credit with First National Bankers Bank to be used, if needed, for capital injections to the Bank to offset future increases in fixed assets from expansions.  The line of credit has a variable interest rate based on prime, 7.25% at December 31, 2007, and a maturity date of March 31, 2008.  The line of credit is secured by 375,000 shares of the Bank’s stock.  As of December 31, 2007, the balance of the line of credit was $-0-.

As of December 31, 2007 and 2006, the Bank had an unsecured line of credit for the purchase of federal funds with a correspondent bank in the amount of $4,900,000 and $3,900,000, respectively.  As of December 31, 2007 and 2006, the Bank had $-0- and $-0- of federal funds purchased outstanding against this line of credit.

8.	Leases.
The Bank has an operating lease for its downtown location and several operating leases for various equipment with terms ranging from one to ten years.  Rent expense for 2007 and 2006 was $46,147 and $47,535, respectively.

At December 31, 2007, future minimum lease payments under these leases were as follows:

2008	44,261
2009	40,407
2010	40,407
2011	19,230
144,305

9.	Income Taxes.
The Bank has adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.  This standard requires that deferred income taxes be measured on the temporary differences in tax bases of assets and liabilities for financial statement and income tax purposes, and that such deferred income taxes be measured using currently enacted tax laws and rates that apply to the periods in which those temporary differences are expected to be settled.  A valuation allowance is established, if necessary, to reduce deferred tax assets to amounts that will more likely than not be realized.  Under this standard, income tax expense consists of income taxes currently payable or refundable for the period, plus the net change in deferred tax assets and liabilities.

Income taxes are summarized as follows:

	2007	2006

Federal income taxes-current	318,200	534,358
Federal income taxes-deferred	(27,000)	(46,600)
Total	291,200	487,758

The reasons for the differences between the statutory federal income tax rate and the effective tax rate are as follows:

	2007	2006

Statutory tax rate	34.0%	34.0%
Effect of nontaxable interest income	(6.3%)	(3.2%)
Other, net	(1.4%)	0.8%
Effective tax rate	26.3%	31.6%

The components of the net deferred asset are as follows:

Deferred tax assets:
Net unrealized loss on securities available-for-sale	-	22,401
Allowance for loan losses	303,106	359,598
Deferred compensation	336,458	246,094
Other	-	2,170
	639,564	630,263

9.	Income Taxes. (Continued)

Deferred tax liabilities:
Net unrealized gain on securities available-for-sale	25,409	-
Depreciation	162,729	176,622
Other	44,670	26,075
	232,808	202,697

Net deferred tax assets	406,756	427,566

The Company has determined that no allowance is necessary, and that the tax benefit will likely be realized.

10.	Regulatory Matters.
The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.  Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).  Management believes, as of December 31, 2007 and 2006, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2007, the most recent notification from the Louisiana Office of Financial Institutions and the Federal Deposit Insurance Corporation, categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as "well capitalized", an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables.  There are no conditions or events since the notification that management believes have changed the Bank's category.  The Corporation's and the Bank's actual capital amounts and ratios as of December 31, 2007 and 2006 are presented in the table.

10.	Regulatory Matters. (Continued)

					To Be Well
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes:		Action Provisions:
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2007:
Total Capital (to Risk Weighted Assets):
Consolidated	16,334,000	15.67%	8,339,000	8.0%	N/A	N/A
Bank	14,296,000	13.72%	8,339,000	8.0%	10,423,000	10.0
Tier 1 Capital (to Risk Weighted Assets):
Consolidated	15,443,000	14.82%	4,169,000	4.0%	N/A	N/A
Bank	13,405,000	12.86%	4,169,000	4.0%	6,254,000	6.0%
Tier 1 Capital (to Average Assets):
Consolidated	15,443,000	12.53%	4,930,000	4.0%	N/A	N/A
Bank	13,405,000	10.88%	4,930,000	4.0%	6,162,000	5.0%

As of December 31, 2006:
Total Capital (to Risk Weighted Assets):
Consolidated	15,504,000	16.30%	7,608,000	8.0%	N/A	N/A
Bank	13,417,000	14.11%	7,608,000	8.0%	9,510,000	10.0
Tier 1 Capital (to Risk Weighted Assets):
Consolidated	14,446,000	15.19%	3,804,000	4.0%	N/A	N/A
Bank	12,359,000	13.00%	3,804,000	4.0%	5,706,000	6.0%
Tier 1 Capital (to Average Assets):
Consolidated	14,446,000	12.88%	4,486,000	4.0%	N/A	N/A
Bank	12,359,000	11.02%	4,486,000	4.0%	5,607,000	5.0%

11.	Related Party Transactions.
Loans receivable from related parties amounted to approximately $566,000 and $731,000 at December 31, 2007 and 2006, respectively.  Related parties are defined as directors, executive officers, principal shareholders, or other entities in which these individuals have 10% or more beneficial ownership.  Following is a summary of the activity in loans to such parties during the years 2007 and 2006:

	2007	2006

Balance, beginning of year	731,361	901,174

Additions	197,533	66,000
Principal payments	(363,086)	(235,813)

Balance, end of year	565,808	731,361

Deposits in the bank from related parties amounted to approximately $9,646,000 and $9,570,000 at December 31, 2007 and 2006, respectively.

11.	Related Party Transactions. (Continued)

The Company had an option to buy real estate from First Property Services, L.L.C. (First Property).  First Property is owned by five (5) of the Company’s directors.  The option price to purchase the property was $130,000 and had an expiration date of September 29, 2008.  As consideration for the option, the Company has agreed to pay essentially all of First Property’s expenses associated with ownership of the property (property taxes, insurance, interest, professional expenses).  Such expenses totaled $16,100 and $10,784 during the years ended December 31, 2007 and 2006, respectively.  In May 2007, the Company exercised the option and purchased the real estate for $130,000.

12.	Financial Instruments With Off-Balance Sheet Risk.
The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit.  Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.  The contractual or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit and commercial letters of credit is represented by the contractual or notional amount of those instruments.  The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

	Contractual or Notional Amount at
	December 31,
	2007	2006

Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	13,017,000	10,597,000
Loans approved but not funded	-	679,000
Commercial and standby letters of credit	4,090,000	3,335,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  The Bank evaluates each customer's creditworthiness on a case-by-case basis.  The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counter-party.  Collateral held varies but may include accounts receivable; inventory; property, plant, and equipment; real estate; and income-producing commercial properties.

Commercial and standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party.  Those letters of credit are primarily issued to support public and private short-term borrowing arrangements.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.  The Bank holds collateral supporting those commitments for which collateral is deemed necessary.

13.	Concentration of Credit Risk.
The Bank grants commercial and consumer loans to customers in Shreveport and Bossier City, Louisiana, and the surrounding area.  Although the Bank has a diversified loan portfolio, a substantial portion of loan repayment is dependent upon the general business climate in Shreveport and Bossier City.

Additionally, at times, the Bank maintains deposits and federal funds sold in federally insured financial institutions in excess of federally insured limits.  Management monitors the soundness of these financial institutions and feels the Bank's risk is negligible.

14.	Stockholders' Equity.
In addition to the authorized, issued, and outstanding common stock shown on the consolidated balance sheet, the Company has 1,000,000 shares of authorized preferred stock with no par value, none of which is issued or outstanding as of December 31, 2007 and 2006.

15.	Profit Sharing Plan.
Effective January 1, 2001, the Company has a profit sharing plan (KSOP Salary Reduction Plan) in which all employees who have attained age 21 and have completed one year of service are eligible to participate.  Participation in the plan is voluntary.  For each employee's salary reduction contribution, the Company will contribute a discretionary matching contribution.  In addition, the Company may make additional contributions out of current or accumulated net profits, an amount determined by the Board of Directors.  The total of the Company's contributions may not exceed 6% of compensation paid to all employees or the maximum deductible under the Internal Revenue Code.  Although it has not expressed any intention to do so, the Company has the right to terminate the plan at any time.  The total expense for the years ending December 31, 2007 and 2006 was $9,964 and $8,861, respectively.  During 2007, the Company sold 1,295 shares of common stock to the KSOP for $14.65 per share.  During 2006, the Company sold 2,345 shares of common stock to the KSOP for $13.90 per share.

16.	Stock Options.
Under the Company's 1999 Stock Option Plan, the Company may grant options to its employees and directors for up to 64,000 shares of common stock.  Both incentive stock options and nonstatutory stock options may be granted under the Plan.  The exercise price of each incentive option under this Plan is not less than the greater of: (1) the par value per share of the stock, or (2) one hundred percent (100%) of the fair market value per share of the stock on the date of the grant of the incentive option.  The exercise price of each nonstatutory option is determined by the Committee appointed by the Board of Directors to administer this Plan.

The Company applies APB Opinion No. 25 and related interpretations in accounting for the Stock Option Plan.  Accordingly, no compensation cost has been recognized.  Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement of Financial Accounting Standards No. 123 (Statement 123), Accounting for Stock-Based Compensation, the Company's net income would have been the pro forma amounts indicated below:

	2007	2006

As reported	817,736	1,058,185
Pro forma	800,140	1,042,183

During 1999, the Company granted 36,139 incentive stock options.  The stock options have an exercise price of $10.00 per share, expire 10 years after the date of grant, and vest over a three year period.  The per share weighted average fair value of the stock options granted during 1999 was $3.77 on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:  expected dividend yield 0%, risk-free interest rate of 5.92%, and expected lives of 8 years.

During 2002, the Company granted 750 incentive stock options.  The stock options have an exercise price of $12.50 per share, expire 10 years after the date of grant, and vest at the rate of one-third per year.  The per share weighted average fair value of the stock options granted during 2002 was $2.64 on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:  expected dividend yield 0%, risk-free interest rate of 4.08%, and expected lives of 8 years.

During 2006, the Company granted 8,000 incentive stock options.  The stock options have an exercise price of $12.75 per share, expire 10 years after the date of grant, and vest immediately.  The per share weighted average fair value of the stock options granted during 2006 was $4.78 on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:  expected dividend yield 0%, risk-free interest rate of 5.00%, and expected lives of 8 years.

16.	Stock Options. (Continued)

	Total		Exercisable
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Options	Price	Options	Price

Outstanding December 31, 2005	36,889	11.25	36,889	11.25
Forfeited	(250)
Granted	8,000	12.75
Exercised	-

Outstanding December 31, 2006	44,639	11.75	44,639	11.75
Forfeited	-
Granted	-
Exercised	-

Outstanding December 31, 2007	44,639	11.75	44,639	11.75

Effective December 31, 1999, under a separate nonstatutory stock option plan for the organizing directors (Organizers), the Company granted 8,668 incentive stock options for each of the five (5) Organizers.  The stock options have an exercise price of $10.00 per share, expire 10 years from the date of grant, and are fully vested upon the effective date of the grant.  The total number of options outstanding and exercisable for the Organizers as of December 31, 2007 and 2006 is 43,340 and 43,340, respectively.

17.	Deferred Compensation.
The Bank has adopted plans which provide deferred compensation to several of its key management executives.  The plans are nonqualified and unfunded.  In connection with the deferred compensation agreements, the Bank has purchased Bank Owned Life Insurance (BOLI) and has entered into split-dollar agreements with the participants.  Also, certain policies are owned by the participants and there are amounts due from participants for premiums paid by the Bank.  Following is a summary of the plans at December 31, 2007 and 2006 and the years then ended:

	2007	2006

Cash surrender value of life insurance (BOLI)	3,039,043	2,940,681
Due from participants	435,378	402,361
Deferred compensation payable	989,084	723,807
Deferred compensation expense	265,277	250,746

18.	Fair Value of Financial Instruments.
Statement of Financial Accounting Standards No. 107 (Statement 107), Disclosures about Fair Value of Financial Instruments, requires that the Company disclose estimated fair values for its financial instruments.  The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation.  Fair value is best determined based upon quoted market prices.  However, in many instances, there are no quoted market prices for the Company's various financial instruments.  In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.  Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.  Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.  Statement 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements.  Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

18.	Fair Value of Financial Instruments. (Continued)

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and cash equivalents
The carrying amounts of cash and short-term instruments approximate fair values.

Interest bearing deposits in banks
The carrying amounts of interest bearing deposits approximate fair values.

Investment securities
The carrying amounts for short-term investments approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns.  The fair value of longer-term investments and mortgage-backed securities, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers.  The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.  In all cases, the fair market values of securities available for sale presented in this report has been taken from the Company's 12/31/07 and 12/31/06 Securities Portfolio Summary, respectively.  The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Loans
Fair values are estimated for portfolios of loans with similar financial characteristics.  Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.

The fair value of performing loans is calculated by discounting scheduled cash flows through estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan.  The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions.

Fair value for significant nonperforming loans is based on recent external appraisals.  If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows.  Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

Deposit liabilities
Under Statement 107, the fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW, money market and checking accounts, is equal to the amount payable on demand as of December 31, 2007 and 2006, respectively.  The fair value of certificates of deposit is based on the discounted value of contractual cash flows.  The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Other borrowed funds
The fair values of the Company's other borrowed funds are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Securities sold under repurchase agreement
The carrying amounts of securities sold under repurchase agreements approximate fair value.

Accrued interest
The carrying amounts of accrued interest approximate fair value.

18.	Fair Value of Financial Instruments. (Continued)

Limitations - Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument.  Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

The estimated fair values, and related carrying amounts, of the Company's financial instruments at December 31, 2007 and 2006 are as follows:

	2007		2006
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

Financial assets:
Cash and cash equivalents:
Cash and due from banks	3,661,614	3,661,614	4,234,529	4,234,529
Federal funds sold	4,800,000	4,800,000	800,000	800,000
Investment securities:
Securities available for sale	15,449,539	15,449,539	15,447,130	15,447,130
Federal Home Loan Bank stock	782,800	782,800	665,200	665,200
Other investment securities	345,100	345,100	345,100	345,100
Loans, net	84,538,850	84,165,000	79,157,265	78,503,000
Accrued interest receivable	589,792	589,792	597,951	597,951

Financial liabilities:
Deposits:
Demand	24,319,913	24,319,913	23,528,069	23,528,069
Interest-bearing demand	22,938,746	22,938,746	25,449,837	25,449,837
Savings	7,266,180	7,266,180	7,263,725	7,263,725
Time	38,286,125	38,389,000	30,440,379	30,440,000
Other borrowed funds	12,446,118	12,594,000	9,087,060	9,087,000
Securities sold under repurchase agreement	714,187	714,187	953,085	953,000
Accrued interest payable	607,297	607,297	360,345	360,345

19.	Securities Sold Under Agreements to Repurchase.
Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one to four days from the transaction date.  Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction.  The Bank may be required to provide additional collateral based on the fair value of the underlying securities.

20.	Statutory Trust.
First Louisiana Bancshares, Inc. (the Company) formed First Louisiana Statutory Trust I (the Trust) in September 2006.  The purpose of the Trust is (a) to issue and sell securities in its assets, (b) to invest the proceeds from such sale in debentures, (c) to issue common securities and capital securities, and (d) to engage in only those other activities incidental thereto.  The Company issued mandatorily redeemable subordinated debentures in September 2006 to the Trust which mature December 15, 2036.  The Trust sold 4,000 of its $1,000 par value floating rate capital securities (capital securities) in September 2006.  These securities mature December 15, 2036 with interest due quarterly at 3-month LIBOR plus 1.8%; however, that rate will not exceed the maximum rate permitted by New York law as modified by United States law.  If the capital securities are redeemed prior to September 15, 2010, a premium is paid ranging from 104.625% to 100.2%.  The payments of these securities are guaranteed by the Company.  Due to the extended maturity date of the capital securities, they are included in Tier I capital of the holding company for regulatory purposes, subject to certain limitations.  Please refer to the Trust agreement for complete details of these transactions.

21.	Investment in Affiliate.
During 2004, the Bank acquired a membership interest in Community Financial Insurance Center, LLC, an insurance agency business, for $250,000.  The Bank accounts for the investment in the insurance agency affiliate on the equity method of accounting and, therefore, records its proportionate share of the affiliate’s income/loss as operating income of the Bank.  Equity in the earnings (loss) of the affiliate was $1,868 and ($5,707) for the years ended December 31, 2007 and 2006, respectively.

22.	Merger Agreement.
On December 11, 2007, First Louisiana Bancshares, Inc. (“First Louisiana”) entered into an Agreement and Plan of Merger (the “Agreement”) with Home Federal Bancorp, Inc. of Louisiana (“Home Federal”) (OTCBB:HFBL) which provides for the merger of First Louisiana with and into Home Federal, with Home Federal surviving the merger (the “Merger”).  The Agreement also provides for the subsequent merger of First Louisiana Bank, a direct wholly-owned subsidiary of First Louisiana, with and into Home Federal Savings and Loan Association, (“Home Federal Savings”) a direct wholly-owned subsidiary of Home Federal.  The name of the surviving bank shall be First Louisiana Bank.  In connection with the Merger, Home Federal’s current mutual holding company, Home Federal Mutual Holding Company of Louisiana (the “MHC”), which owns approximately 63.1% of Home Federal’s outstanding shares, will be merged into Home Federal in order to consummate the conversion of Home Federal to a full stock form organization, pursuant to a Plan of Conversion and Reorganization (the “Plan”).  In accordance with the provisions of the Plan, shareholders of Home Federal other than the MHC will receive new shares of common stock of a new holding company pursuant to an “exchange ratio” designed to preserve their aggregate percentage ownership interest prior to the Merger.

Under the terms of the Agreement, First Louisiana’s shareholders will be entitled to receive either $28.00 in cash or 2.8 shares of common stock (assuming a $10.00 per share initial public offering price) of the newly formed holding company in exchange for each share of First Louisiana common stock.  The Merger with First Louisiana is valued at approximately $23.7 million and is expected to close late in the second quarter of 2008.

First Louisiana and Home Federal have each made representations, warranties and covenants in the Agreement including, among others, covenants governing the conduct of First Louisiana’s and Home Federal’s business pending the Merger, certain agreements as to the filing of all required regulatory applications and a registration statement to register the shares of Home Federal common stock to be issued in the Merger.  First Louisiana and Home Federal have also made certain additional necessary covenants, including among others, covenants to cause First Louisiana’s and Home Federal’s shareholder meetings to be held to consider approval of the Merger; for First Louisiana’s and Home Federal’s respective boards of directors to, subject to certain exceptions, recommend adoption and approval by their respective shareholders of the Agreement; and for First Louisiana not to solicit proposals relating to alternative business combination transactions or, subject to certain exceptions, enter into discussions concerning or provide confidential information in connection with alternative business combination transactions.

22.	Merger Agreement. (Continued)

Following the Merger, the seven members of First Louisiana’s board of directors will join Home Federal’s board of directors and the five members of First Louisiana Bank’s board of directors will join Home Federal Savings’ board of directors.

The Agreement contains provisions that provide for the termination of the Agreement in certain circumstances.  Such provisions may require First Louisiana to pay Home Federal $250,000, and if within 24 months after such termination First Louisiana enters into an agreement with respect to or consummates an acquisition proposal, First Louisiana must pay Home Federal an additional $450,000.

23.	Parent Company Financial Statements.
Financial information pertaining only to First Louisiana Bancshares, Inc. as of and for the years ended December 31, 2007 and 2006 is as follows:

First Louisiana Bancshares, Inc.
Condensed Balance Sheet
December 31, 2007 and 2006

A S S E T S	2007	2006

Assets:
Cash and cash equivalents	1,498,475	1,905,362
Investment in subsidiaries	13,623,760	12,479,065
Other assets	250,700	88,500

Total assets	15,372,935	14,472,927

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities:
Subordinated debentures	4,124,000	4,124,000
Other liabilities	11,669	13,944
Total liabilities	4,135,669	4,137,944

Stockholders’ equity	11,237,266	10,334,983

Total liabilities and stockholders’ equity	15,372,935	14,472,927

23.	Parent Company Financial Statements. (Continued)

First Louisiana Bancshares, Inc.
Condensed Statement of Income
Years Ended December 31, 2007 and 2006

	2007	2006
Income:
Equity in undistributed earnings of subsidiaries	1,051,886	1,219,291
Interest income	59,945	10,660
Total income	1,111,831	1,229,951

Expenses:
Interest on debentures	302,177	83,954
Other expenses	112,618	176,854
Total expenses	414,795	260,808

Income before income taxes	697,036	969,143

Income tax (benefit)	(120,700)	(89,042)

Net income	817,736	1,058,185

First Louisiana Bancshares, Inc.
Condensed Statement of Cash Flows
Years Ended December 31, 2007 and 2006

Operating activities:
Net income	817,736	1,058,185
Adjustments to reconcile net income to cash (used) in operating activities:
Equity in earnings of subsidiaries	(1,051,886)	(1,219,291)
Other uses	(34,475)	(20,210)
Total adjustments	(1,086,361)	(1,239,501)
Net cash (used) in operating activities	(268,625)	(181,316)

Investing activities:
Purchase of fixed assets	(130,000)	-
Proceeds from disposal of fixed assets	-	323,129
Purchase of trust preferred common securities	-	(124,000)
Net cash provided (used) in investing activities	(130,000)	199,129

Financing activities:
Proceeds from issuance of common stock	95,574	76,133
Dividends paid	(103,836)	-
(Decrease) in other borrowed funds	-	(2,350,000)
Subordinated debentures	-	4,124,000
Net cash provided (used) in financing activities	(8,262)	1,850,133

Net (decrease) increase in cash and cash equivalents	(406,887)	1,867,946

Cash and cash equivalents, beginning of year	1,905,362	37,416

Cash and cash equivalents, end of year	1,498,475	1,905,362

You should rely only on the information contained in this document or that to which we have referred you. We have not authorized anyone to provide you with information that is different. This document does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation would be unlawful. The affairs of Home Federal Bancorp, Inc. of Louisiana, to be re-named "First Louisiana Bancshares, Inc." following the conversion and offering, and Home Federal Savings and Loan Association, to be re-named "First Louisiana Bank" following the conversion and offering may change after the date of this prospectus. Delivery of this document and the sales of shares made hereunder does not mean otherwise.

(Proposed Holding Company for Home Federal Savings and Loan Association)

Up to 1,840,000 Shares of Common Stock
(Anticipated Maximum, Subject to Increase)

COMMON STOCK

PROSPECTUS

S A N D L E R  O ' N E I L L  +  P A R T N E R S,  L.P.

May 13, 2008